Form 20-F
period 2025-12-31
PLDT Inc.
filed 2026-04-27
CIK 78150

a

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended December 31, 2025

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

As at December 31, 2025:
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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Page i of ii

i

Page ii of ii

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

In this report, unless otherwise specified or the context otherwise requires, all references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines, all references to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Unless otherwise indicated, conversion of peso amounts into U.S. dollars in this report were made based on the volume weighted average exchange rate quoted through the Bankers Association of the Philippines, or BAP, which was Php58.79 to US$1.00 on December 31, 2025. On April 27, 2026, the volume weighted average exchange rate quoted was Php60.68 to US$1.00.

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
•
IAS means International Accounting Standards;
•
ICT means Information and Communication Technology;
•
IFRS Accounting Standards means International Financial Reporting Standards Accounting Standards, as issued by the International Accounting Standards Board;
•
IGF means international gateway facility;
•
IT means information technology;
•
KP Act means Konektadong Pinoy Act;
•
LEC means local exchange carrier;
•
LTE means long-term evolution;
•
MSP means mobile service provider;

•
NTC means the National Telecommunications Commission of the Philippines;
•
NTT means Nippon Telegraph and Telephone Corporation;
•
NTT Communications means NTT Communications Corporation, a wholly-owned subsidiary of NTT;
•
NTT DOCOMO means NTT DOCOMO, Inc., a majority-owned and publicly traded subsidiary of NTT;
•
NYSE means New York Stock Exchange;
•
OTT means over-the-top;
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
SBI means Smart Broadband, Inc.;
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

Forward-looking statements involve inherent risks and uncertainties. The forward-looking statements included in this report reflect our current views with respect to future events and are not a guarantee of future performance. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

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
•
climate change and nature-related events;
•
our ability to finance our business;
•
foreign exchange rate fluctuations;
•
our indebtedness and limitations imposed by our debt covenants;
•
loss of key personnel or failure to attract and retain highly qualified personnel;
•
pending or future litigation, internal or external investigations and/or disputes;

•
fraud relating to device financing, credit cards, dealers or subscriptions;
•
damage to our infrastructure and our ability to restore and repair such in a timely manner;
•
international geopolitical conflicts; and
•
other factors described under “Risk Factors.”

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as at December 31, 2025 and 2024 and for the three years ended December 31, 2025, 2024 and 2023 included in Item 18. “Financial Statements” of this annual report on Form 20-F have been prepared in conformity with IFRS Accounting Standards.

As at December 31, 2025, our business activities were categorized into three business units: Wireless, Fixed Line and Others.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider all of the information in this annual report and in the other documents we file with or furnish to the SEC, including the risks and uncertainties described below, before deciding to invest in or to maintain an investment in our securities. If any of these risks materialize, they could have a material adverse effect on our business, financial condition or results of operations and may cause the trading price of our ADSs to decline, potentially resulting in the loss of all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations.

Risks Relating to Us

Increased competition in the telecommunications sector may diminish our market share and profitability, while changes in the competitive and regulatory landscape could further exacerbate adverse effects on our business.

Increasing competition among telecommunications services providers, including new operators, as well as small telecommunications companies, cable TV providers, and P2P resellers with VAS license from the NTC, could significantly impact our business and prospects by, among other factors, necessitating price reductions, hindering growth of our customer base and reducing usage of our services. Competition is intense for both mobile and fixed line services, with factors such as network coverage, service quality, product offerings, and price as considerations for subscriber preference, potentially requiring increased capital expenditures for capacity and coverage expansion.

The mobile telecommunications industry has experienced intense price competition as operators have attempted to expand market share, especially in light of a maturing voice and SMS market. Competition has now pivoted to data services, prioritizing customer experience over pricing. Our competitors in fixed line broadband, Globe Telecom, Inc. (Globe), and Converge ICT Solutions, Inc. (Converge), a pure fiber broadband provider, are heavily investing in expanding their respective fiber presence. Meanwhile, DITO Telecommunity Corporation (DITO) is aggressively expanding its footprint. In addition, we face competition from regional and niche service providers, including members of PAPTELCO, cable television operators offering broadband services, small and regional internet service providers (ISPs), and other community-based access providers, whose participation has increased as regulatory developments have lowered barriers to entry, particularly in underserved and rural areas.

Our ability to compete depends on factors like network coverage and capacity, government regulations and policies, service quality, pricing, product innovation, sales channels, and financial resources. Our competitive stance hinges on our ability to anticipate and respond to industry shifts, including technological advancements, regulatory changes, evolving consumer preferences, and economic trends. Failure to identify and respond to these challenges could adversely impact our business. In addressing the intense competition, we may need to adjust our pricing strategies and allocate resources to network upgrades, which could lead to lower revenues and higher costs. Moreover, the potential entry of new competitors and customer churn may require increasing marketing and capital expenditures, thereby impacting our overall profitability. We cannot assure you that the number of providers of telecommunications services will not increase in the future or that competition for customers will not result in the loss of customers, including due to our mobile and fixed line subscribers switching to other operators. Any of the foregoing events could reduce our profitability.

Developments in law, regulations and/or Government initiatives may increase competition and cause us to lose customers. In the past, the Philippine government has introduced various measures to encourage competition within the telecommunications industry and facilitate and enable the operation of new players, including a tower sharing policy, the Mobile Number Portability (MNP) Act which allows qualified customers to retain their mobile numbers when they move mobile service providers (MSP) or change their subscription package, and removal of mobile interconnect charges. In 2022, the Republic Act No. 11659 or “An Act Amending Commonwealth Act No. 146, otherwise known as the Public Service Act, as amended" (Amendment to the Public Service Act) effectively removed the 40% foreign ownership restriction on telecommunication companies resulting in increased competition.

More recently, in 2025, Republic Act 12234, or the Konektadong Pinoy (KP) Act came into effect and further reshaped the competitive landscape by liberalizing the data transmission sector and reducing regulatory barriers for new entrants. The KP Act establishes an open-access regime in the data transmission sector, removes the legislative franchise requirement for such services, mandates infrastructure sharing for items included in the regulators’ Access List, and introduces a Spectrum Management Policy Framework (SMPF) allowing periodic review, potential recall, reassignment and revaluation of spectrum holdings. Spectrum assignments may be subject to review for underutilization or concentration, and future assignments may be influenced by market-based or competition-driven considerations. These regulatory changes may heighten competitive intensity in the Philippine data transmission market, including the entry of new DTIPs, mandatory infrastructure sharing, expanded regulatory reporting obligations, enhanced competition oversight, and possible designation of significant market power (SMP) with corresponding ex-ante obligations. Compliance with eligibility thresholds, rollout commitments, performance standards, pricing disclosure, cybersecurity audits, and spectrum review processes may affect operating flexibility, capital allocation strategies, cost structures, and margins.

While Management does not expect the KP Act and related issuances to result in any immediate material impairment of existing assets, the long-term financial and operational impact remains subject to the finalization of the initial Access List, the implementation of the SMPF, spectrum review outcomes, regulatory classification under the DTIP framework, possible SMP designation, future regulatory issuances, and evolving enforcement practices. The Group continues to monitor these developments and assess their potential impact on its business, financial condition, results of operations, and cash flows.

In addition, the Data Rollover Bill, which mandates public telecommunications entities to carry over unused data allocations for both prepaid and postpaid users to the next billing cycle, was approved by the House of Representatives in December 2025 and is awaiting action in the Senate. This reduces breakage revenue, affects predictability of consumption behavior, and may diminish the effectiveness of volume-tiered plans. If the bill is passed, it may materially and adversely affect our revenue profile and product‑design strategies. The mandated rollover of unused data could intensify price‑based competition, pressure ARPU and require adjustments to network-capacity planning to accommodate more variable usage patterns. Failure to adapt our service offerings and systems to these requirements may adversely affect customer experience and profitability. We cannot guarantee that in the future, there will not be similar changes in law, regulations or Government initiatives that may adversely affect our competitiveness.

The rapid advancement of disruptive innovations by new and emerging technologies may outpace our ability to compete and/or manage the risk appropriately, resulting in a possible decline in demand for our services, significant changes to our business model and a material adverse effect on our business, results of operations, financial condition and prospects.

The growing use of mobile data in the Philippines, along with the widespread adoption of OTT services and video conferencing applications, have negatively impacted our traditional revenue sources such as SMS and domestic calling services in recent years. We also face growing competition from providers utilizing alternative wireless technologies and IP-based networks, including the Philippine Government's initiatives to roll-out its free WiFi services in select areas within various municipalities. Moreover, net settlement payments between PLDT and other foreign telecommunications carriers for origination and termination of international call traffic between the Philippines and other countries, which have been our predominant source of foreign currency revenues, are expected to continue declining as a percentage of our total service revenues.

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

We may not be able to accurately predict further technological trends or successfully adopt or implement new technologies in our business. Some of our competitors may be more successful than us in the development and implementation of new technologies to address customer demand or improve operations, including services and platforms using artificial intelligence (AI). If we are unable to adequately advance our capabilities in these areas or fail to keep pace with others in our industry, we may be at a competitive disadvantage. In addition, there could be legal or regulatory constraints on our introduction of new services. If our new services fail to gain acceptance in the marketplace, or if costs associated with the implementation and completion of the introduction of these new services is higher than expected and require us to charge a higher price than what customers are willing to pay for such services, our ability to retain and attract customers could be adversely affected and we may not be able to generate a return on investments.

Developments in AI technologies, and its governing legal and regulatory frameworks, are rapidly evolving, and could significantly disrupt the telecommunications industry and subject us to increased competition, legal and regulatory risks and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations. The full extent of risks related thereto is difficult to predict. We are integrating AI into pre-identified focused-areas of our operations. In 2025, we deployed AI‑enabled solutions across revenue assurance, customer engagement, and operational support functions, including fraud detection, smart voice and chatbot assistants for collections and customer interactions, and workflow automation to support credit evaluation, payment processing, and selected service inquiries. We have also introduced AI tools to augment employee productivity, with appropriate human oversight. As we continue to assess AI capabilities and associated risks, we are incrementally embedding AI to improve efficiency, enhance customer experience, and support data‑driven decision‑making. Certain AI initiatives are intended to support wireless growth and monetization strategies, including those related to 5G services. Our AI deployments remain selective and use‑case driven, and their long‑term impact and commercial benefits continue to be evaluated.

Market demand, acceptance of AI technologies and the business case for AI are uncertain at this point. Potential litigation or government regulation related to AI may also increase the burden and cost of research and development in this area, subjecting us to reputational harm, competitive harm or legal liability. Among other pitfalls, such tools may inadvertently generate or reveal confidential information, or may produce responses that are erroneous, biased, inaccurate, illegal or unethical. Failure to address perceived or actual technical, legal, compliance, privacy, security, ethical or other issues relating to the use of AI technologies could adversely affect our business and operating results.

Regulations relating to AI technologies may also impose on us certain obligations and costs related to monitoring and compliance. There is uncertainty around the regulation of AI technologies as the Philippine government is in the process of defining its own laws and policies amidst the creation of new AI-related laws in other jurisdictions. The Department of Trade and Industry has developed the National AI Strategy for the Philippines. Bills have been filed in Congress proposing the creation of an AI regulatory body and are pending with the Committee on Information and Communications Technology. PLDT has an Ethical AI Policy that governs its approach and initiatives involving AI.

The success of our business depends on our ability to maintain and enhance our brands.

We believe that our reputation and brands in the industry are crucial to the success of our business. To maintain and enhance our reputation and brands, we must continue providing relevant products and services, combined with the best customer experience, such that we not only maintain our current customer base but also attract new subscribers. If we are unsuccessful in maintaining our reputation and improving our brands, our business, financial position and results of operations may be negatively affected.

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

Some of our third-party vendors may encounter financial difficulties or consolidate with other vendors. This may result in a shrinking of the already limited pool of qualified vendors which may in turn, materially impact the third-party vendors’ ability to fulfill their obligations and thereby impact our operations. The limited number of available vendors may also result in our dependence on a single vendor to provide critical services.

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

The majority of our total revenues are derived from mobile services provided to customers in the Philippines, making us highly dependent on the continued development and growth of the local mobile telecommunications industry. We believe the country's mobile penetration rate reached approximately 125% as at December 31, 2025, based on the number of SIM cards issued. Given this penetration level, the market for SMS and domestic voice may be considered mature.

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

The franchises, licenses and regulatory approvals, upon which PLDT relies, may be subject to revocation or delay in issuance, which could result in the suspension of our services or abandonment of any planned expansions and could thereby have a material adverse effect on our business, results of operations, financial condition and prospects.

We operate our business in a highly regulated environment. We cannot assure you that there will be no adverse changes in applicable public ownership requirements or interpretations thereof, or that none of our franchises, permits or licenses will be revoked or fail to be renewed. Any such occurrences could have a material adverse effect on our business, financial conditions and prospects.

PLDT has obtained Certificates of Public Convenience and Necessity (CPCN) for its international gateway facilities, local exchange carriers, and interexchange carrier services. While CPCNs are typically co-terminus with the term of a public utility’s franchise, the NTC may amend certain terms of a CPCN, or revoke a CPCN for cause, subject to due process procedures. Following the enactment of the KP Act and the issuance of its Implementing Rules and Regulations (IRR), the requirement for a legislative franchise and CPCN for data transmission services was removed and replaced with a registration-based regulatory regime administered by the relevant government agencies. We cannot guarantee that the NTC will not impose additional obligations on us that, if unmet, could lead to the revocation of our licenses and/or a reduction in our total revenues or profitability. The NTC could amend applicable regulations or implement additional guidelines governing our interconnection with other telecommunications companies or the rates and terms upon which we provide services to our customers. In addition, any future expansions in our services, particularly in our mobile services, could subject us to additional conditions in the granting of our provisional authorities by the NTC and to increased regulatory scrutiny, which could have a material adverse effect on our growth and prospects. The occurrence of any of the foregoing could impose substantial costs on us, cause interruptions or considerable delays in the provision, development or expansion of our services, or materially reduce our revenues and profitability. There is no assurance that the regulatory environment will support increases in our business and financial activity.

We continue to hold various provisional authorities, CPCNs, spectrum assignments, and other regulatory approvals, some of which are transitional in nature and will expire between now and 2042. Certain CPCNs and provisional authorities have already expired; however, applications for renewal were filed prior to their expiry. Under Executive Order No. 292 (Philippine Revised Administrative Code of 1987) and Republic Act No. 11032 (Ease of Doing Business and Efficient Government Service Delivery Act of 2018), such authorizations are deemed effective until the regulator acts on the renewal applications.

Failure to maintain the necessary regulatory authority, approvals, or compliance status may materially and adversely affect our ability to conduct essential business operations, result in penalties, suspension of authority, or increased compliance costs, and adversely affect our financial condition and results of operations. See Item 4. “Information on the Company – Franchises, Licenses and Regulations” for more information.

Our business is subject to extensive laws and regulations, including regulations in respect of our public ownership, service rates and taxes, as well as antitrust laws. Any changes in such laws and regulations or interpretations thereto, or failure to comply with regulatory changes, could adversely affect our business, financial performance and prospects.

Our business is subject to extensive laws and regulations, including regulations in respect of our public ownership, service rates and taxes, in addition to antitrust laws.

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

The NTC regulates the rates we are permitted to charge for services that have not been deregulated, such as local exchange services.

We are subject to various national and local taxes, and regulatory fees imposed by LGUs through their respective ordinances. We cannot assure you that we will not be subject to new, increased and/or additional taxes or that we will be able to pass on such additional expenses to our customers. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Smart is currently subject to an ongoing inquiry by the Philippine Competition Commission (PCC) involving multiple subpoenas, hearings, and continuing requests for information in relation to its operations as a public telecommunications entity (PTE), interconnection arrangements with other carriers, and International Simple Resale (ISR)-related matters involving DITO. As of this writing, no final ruling has been issued. See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

In 2025, House Bill 178, otherwise known as the Automatic Refund for Internet and Telecommunications Services Outages and Disruptions Act, was transmitted by Congress to the Senate, where it remained pending. The bill would require PTEs, including ISPs, to automatically refund or adjust a customer's bill when they experience a cumulative internet service outage or interruption lasting twenty-four (24) hours or more within a month. However, the bill provides exemptions in the case of scheduled maintenance (with a 48-hour advance notice and not exceeding 48 hours per month), fortuitous events, or acts of third parties or subscribers. The implementation of House Bill 178 would require PLDT Group to implement granular, per-customer service-quality monitoring and undertake substantial adjustments to operations, processes, and network infrastructure, which could entail significant capital expenditure and operating expenditure, and may present challenges in meeting regulatory transition timelines.

The KP Act lapsed into law on August 24, 2025. The IRR, published on December 1, 2025, establishes a comprehensive and liberalized regulatory framework that removes the requirement for a legislative franchise and Certificate of Public Convenience and Necessity (CPCN) for data transmission industry participants, and opens all segments of the data transmission network to competition. Under the IRR, entities classified as Data Transmission Industry Participants must comply with new eligibility, registration, reporting, and performance standards, including mandatory annual submissions, adherence to minimum quality-of-service benchmarks, separate accounting per network segment, and compliance with cybersecurity certification requirements. The IRR also requires access providers, including incumbent operators such as us, to publish Reference Access Offers on open, fair, reasonable, and non‑discriminatory terms, while granting regulators the authority to impose ex‑ante obligations on entities designated as having significant market power. Further, the forthcoming SMPF contemplates periodic spectrum audits and potential recall of unutilized or underutilized spectrum, which may affect network planning and asset utilization. These changes substantially increase compliance obligations and lower barriers for new entrants, thereby intensifying competitive pressures. The KP Act and its IRR may introduce operational, financial, and strategic challenges for incumbent players that may materially affect our business, results of operations, or financial condition.

House Bill 87, approved by the House of Representatives in December 2025 and pending Senate action, proposes to mandate a roll-over data allocation scheme requiring ISPs to carry over unused data to the next billing cycle and impose penalties for non‑compliance. The roll-over regime outlined under the bill, if enacted, would require extensive changes to data‑management frameworks, billing systems, and related operational processes to ensure accurate tracking, accumulation, and application of unused data entitlements. These requirements may result in significant capital expenditure and operating expenditure for the PLDT Group, and any failure to meet the prescribed standards or timelines may subject us to penalties or sanctions.

On September 29, 2025, the NTC issued Memorandum Order No. ###-##-####. The memorandum requires internet intermediaries under the supervision of the NTC, including us, to submit quarterly compliance reports on the implementation of R.A. No. 11930 or the Anti-Online Sexual Abuse or Exploitation of Children and Anti-Child Sexual Abuse or Exploitation Materials Act, including blocking and preservation of data traffic and any measures adopted to strengthen safeguards.

As part of its advocacy on online safety, PLDT has invested in a child protection platform to detect and access malicious sites and URLs, and continually monitors and submits reports as required. It also undertakes regular awareness campaigns on internet safety. However, there is no assurance that our users are fully protected against the dangers of the internet.

On January 26, 2026, the SEC issued SEC Memorandum Circular No. 7, Series of 2026 (effective February 1, 2026 after publication in two newspapers of general and national circulation), which covers PSE-listed companies and limits an individual's ability to serve as an independent director in the same company to a maximum cumulative term of nine years, with the maximum term for incumbent independent directors generally reckoned from calendar year 2012. An independent director who has served the maximum cumulative term is perpetually barred from re-election as an independent director of the same company, subject to a transitory provision allowing incumbents who have already reached the maximum term upon effectivity to continue until the 2026 annual stockholders’ meeting (or another date approved by the SEC). Covered companies that breach the maximum cumulative term limit are subject to a basic penalty of Php1,000,000.00 per independent director per year and a continuing penalty of Php30,000.00 for every month that the independent director holds the seat, and a third or succeeding offense for the same violation may result in the suspension or revocation of the company’s secondary or primary license. While the Company is taking steps to comply with the SEC Memorandum Circular and update relevant corporate policies to align with the amended guidelines, nonetheless, if not timely implemented, the Company may be exposed to penalties.

Regulators have been increasingly focused on online and mobile payment services, and other developments could reduce the convenience or utility of our payment services for users. Governmental regulation of certain aspects of mobile payment systems which PLDT utilizes could result in obligations or restrictions with respect to the types of products that we may offer to consumers, the payment card systems that link to our mobile payments systems, the jurisdictions in which our payment services or apps may be used, and higher costs, such as fees charged by banks to process funds through our mobile payments systems. We may be subject to more obligations and restrictions as more jurisdictions regulate payment systems. Moreover, if new regulations provide resources, preferential treatment or protection to selected payments and processing providers, we could be displaced, prevented or substantially restricted from participating in the relevant geographies.

Any adverse changes in applicable laws and regulations can have an adverse impact on our business, results of operations, financial condition and prospects. For additional details of the impact of regulations on our business, see “Franchises, Licenses and Regulations.”

Changes in regulations or user concerns regarding the privacy and protection of user data, or any failure to comply with data privacy laws, could adversely affect our business.

We are subject to various laws and regulations regulating data privacy matters, including Republic Act No. 10173, otherwise known as the Data Privacy Act of 2012 (Data Privacy Act). The Data Privacy Act regulates the processing of personal data in the public and private sectors, within and outside the Philippines. Pursuant to Republic Act No. 11934, otherwise known as the SIM Registration Act, we are required to maintain a SIM register of all our end users, exposing us to heightened risks of data breaches and cybersecurity attacks. Bills impacting privacy and the processing of personal data have been filed with the Philippine Congress. While these bills do not directly seek to amend the Data Privacy Act, if signed into law, these legislation could increase our compliance costs and impact business innovation. In addition, various foreign legislative or regulatory bodies continue to enact new or additional laws and regulations concerning privacy, data retention and data protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our results of operations, businesses, brand or reputation with users.

Transfers of personal data across jurisdictions subject us to regulation by foreign authorities, which may require us to incur additional costs in complying with such regulations. The interpretation and application of privacy, data protection and data retention laws and regulations in each jurisdiction may be subject to change and such laws and regulations may be interpreted and applied inconsistently from country to country, complicating long-term business planning decisions. Complying with varying international requirements could cause us to incur substantial costs or require us to change our business practices or operating platforms in a manner adverse to our business. While the PLDT Group periodically conducts compliance audits and regularly holds privacy and information security training and awareness campaigns, it cannot guarantee that personal data breaches resulting from failure of our personnel to comply with PLDT policies will not occur. Furthermore, while PLDT periodically releases public advisories to remind our customers of safe online behavior, there is no guarantee that our customers will not be victims of data breaches.

If our current policies and practices are found to be incompatible with privacy, data protection or data retention laws, we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Any failure, or perceived failure, by us to comply with any privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles, including the Data Privacy Act, could result in proceedings or actions against us by governmental entities or affected parties, loss of user confidence, damage to the PLDT brands and reputation, or the loss of users or advertising partners. Any of the foregoing could have a material adverse impact on our business operations, financial conditions and prospects.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction, increase our costs and reduce our competitiveness.

Available radio frequency spectrum is one of the principal constraints on wireless network capacity, and our ability to provide high-quality mobile and data services depends on continued access to adequate spectrum resources.

While the NTC grants authorizations and assigns spectrum for specific services and service areas, the KP Act and its IRR introduced a reformed spectrum management regime that may significantly affect future spectrum availability and the conditions under which we operate.

Under the KP Act's IRR, the NTC is mandated to periodically review spectrum allocations, assignments, and utilization, and to undertake measures such as spectrum recall, restacking, or reassignment to ensure efficient and optimal use of this finite national resource. The forthcoming SMPF will establish new methodologies for spectrum valuation, pricing, assignment, and renewal, and will require the identification and potential recall of unutilized or underutilized spectrum within defined periods. These regulatory mechanisms may subject us to heightened scrutiny regarding the utilization of our current assignments and expose us to the risk of partial or full spectrum recall if our holdings are determined to be underutilized.

The KP Act's IRR also reinforces compliance obligations applicable to all data transmission industry participants, including the requirement to meet performance standards, maintain segment-level reporting, and ensure service availability consistent with quality-of-service benchmarks. Non-compliance may result in administrative penalties, suspension, or revocation of authorizations, including spectrum assignments. Moreover, as all network segments are exposed to greater competition under an open‑access framework pursuant to the KP Act, new entrants may seek access to digital infrastructure, increasing the competitive demand for scarce spectrum resources.

If the Philippine Government reallocates spectrum, imposes new conditions for its use, applies updated pricing or valuation mechanisms, or revokes or recalls spectrum previously granted to us, or if we are unable to acquire, retain, or fully utilize sufficient spectrum to meet customer needs, our ability to expand capacity, maintain service quality, and compete effectively in the market may be materially and adversely affected.

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
•
the compatibility of the economic, business or other strategic objectives and goals of the acquired or investee company with those of the PLDT Group, as well as the ability to execute the identified strategies to generate fair returns on the investment;
•
our ability to successfully integrate the acquired company or business with our existing businesses; and
•
economic and competitive conditions in which the business operates.

Any of our contemplated acquisitions and investments may not be consummated due to reasons or factors beyond our control. Even if we successfully consummate contemplated acquisitions and/or investments, we may not be able to realize any or all of the anticipated benefits of such acquisitions and/or investments and we cannot assure you that the consummation of such acquisitions and/or investments will not result in losses for a prolonged period of time. On the other hand, if we are unsuccessful in our contemplated acquisitions and investments, we may not be able to fully implement our business strategy to maintain or grow certain of our businesses and our results of operations and financial position could be materially and adversely affected.

We are exposed to the fluctuations in the market values of our investments.

Given the nature of our business and our foray into the digital business, we have made investments in various start-up companies which may take several years to become profitable or may not achieve profitability at all. For example, we hold an investment in MIH, an important player in the financial technology space and an integral part of our digital payment ecosystem. In accordance with IAS 28, Investments in Associates and Joint Ventures, we account for our investment in MIH using the equity method, whereby we recognize our proportionate share of MIH’s results. Our share in MIH losses amounted to Php935 million and Php2,277 million for the years ended December 31, 2024 and 2023, respectively. MIH turned profitable in 2025 and our share in MIH’s profit amounted to Php681 million for the year ended December 31, 2025. Credit ratings and the value of this investment and similar investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, foreign exchange rates, or other factors. As a result, our investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

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
•
delays in the issuance of national and local government building permits;
•
theft of telecommunication cables and equipment;
•
work stoppages and labor disputes;
•
interruptions resulting from man-made events (e.g., sabotage), outbreak of epidemics, pandemics or other public health crises, severe weather conditions and other natural disasters;
•
rapid technological obsolescence;
•
inability of vendors and/or suppliers to deliver on commitments;
•
unforeseen engineering, environmental/climate-related and geological problems; and
•
unanticipated cost increases including those resulting from foreign exchange movements.

Any of these factors could give rise to delays and/or cost overruns in the installation of new facilities or equipment or prevent us from deploying our networks and properly maintaining the equipment used in our networks, and hence affect our ability to maintain existing services and roll-out new services, for example, which could have a material adverse effect on our results of operations and financial condition.

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

We need to constantly upgrade our cybersecurity capabilities to support our business needs and keep up with the rapidly changing cyber threat environment. As we rely on information and digital services to run our business and deliver value, we face the following challenges in an era of connectivity, digital identity, decentralized decisions, information monetization, transparency, and variable trust:

•
An increase in the variety of products and services that we provide to our customers (e.g., customer premise equipment, systems, devices, IoT, data and their dynamic relationships) exposes relevance issues, as well as scalability issues in our existing security control solutions;
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
•
Perpetrators are adopting more sophisticated technologies (e.g., AI) in their attempts to breach our defensive security measures; and
•
While encrypted internet traffic protects private information, it inadvertently hampers cyber protection efforts. Perpetrators could abuse encrypted communication tools and use them in their efforts to breach our systems, with less risk of such efforts being discovered by cybersecurity measures.

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

Climate change could increase the likelihood of natural disasters and environmental legislation and regulations, which may damage our infrastructure and hinder our operations, and also spur the Philippine Government to introduce new regulations that result in higher compliance costs.

Climate change poses infrastructural and regulatory risks for telecommunications operators like us. Climate change may exacerbate the severity and frequency of natural disasters, such as typhoons, flooding and earthquakes. The occurrence of such natural disasters increases the likelihood of damage to our infrastructure and failure of our wired and wireless networks. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. Natural disasters could also affect and disrupt our supply chain, resulting in delays in the delivery of our supplies, and further hampering efforts to repair and restore our infrastructure. The cost of restoring and/or repair damaged infrastructure and any failure of our networks could have a material adverse impact on our operations, financial performance, reputation and prospects.

Climate change and resulting natural disasters may also affect certain communities’ livelihoods and adversely impact our customers' ability to afford our services.

The Philippine Government could introduce new and more stringent environmental legislation and regulations. The KP Act and its IRR impose specific obligations on data transmission providers during natural disasters and emergencies. During such times, we are required to design and maintain infrastructure in accordance with nationally and internationally accepted resiliency standards, ensure the prompt restoration of services, and provide temporary shared-access data services where feasible. The IRR also mandates strict outage reporting, including immediate notification to regulators for service interruptions caused by natural events such as typhoons, floods, earthquakes, or cable cuts. Failure to comply with these requirements may subject us to administrative penalties or sanctions, including the suspension or revocation of authorizations. These heightened obligations may increase our operating and capital expenditures as we work to meet strengthened compliance requirements.

We are also now subject to expanded sustainability reporting obligations under the Philippine Financial Reporting Standards on Sustainability Disclosures, particularly PFRS S1 and PFRS S2. These standards require entities to disclose material sustainability-related and climate-related risks and opportunities in a manner aligned with global International Sustainability Standards Board (ISSB) expectations. PFRS S2, in particular, introduces extensive climate‑related disclosure requirements covering greenhouse gas emissions, transition risks, physical climate risks, scenario analysis, and the anticipated financial impacts of climate-related events.

In addition, Extended Producers Responsibility (EPR) Act (R.A. 11898) requires companies with assets exceeding Php100 million and generating plastic packaging waste to manage the full environmental lifecycle of their products and to recover or remove an equivalent volume of the plastic they introduce into the market. PLDT and Smart have strengthened their commitment to the EPR Act. The Group has engaged PCX Markets Philippines, Inc. as its Producer Responsibility Organization for the implementation of its EPR programs and reporting.

Our businesses require substantial capital investment, which we may not be able to finance.

Our projects under development and the continued maintenance and improvement of our networks and services, including Smart’s projects, networks, platforms and services, require substantial and sustained capital investment. Our consolidated capital expenditures, net of additions subject to sale and leaseback from tower companies, totaled Php60,336 million, Php78,246 million and Php85,083 million for the years ended December 31, 2025, 2024 and 2023, respectively. In 2026, we will continue to prioritize projects that support the growing demand from our customers, enhance our ability to deliver superior customer experiences, enable our corporate clients to grow their businesses, and respond to changing market preferences and emerging technologies.

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

If we face difficulties in funding our capital expenditures or if our capital expenditure requirements exceed our budget, we may opt to postpone our projects which may limit our ability to serve our customers or require us to negotiate with our vendors on revised payment arrangements. Any cancellations or amendments of agreements with vendors may cause us to incur penalties and adversely affect our business, reputation and share prices. See Item 5. “Operating and Financial Review and Prospects".

Our results of operations and our financial position could be materially and adversely affected if the Philippine peso significantly fluctuates against the U.S. dollar.

A substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in U.S. dollars and other foreign currencies, whereas most of our revenues are denominated in Philippine pesos, with 15% of revenues denominated in U. S. dollars for the year ended December 31, 2025. Of our total consolidated debts, approximately 13% was denominated in U.S. dollars as at December 31, 2025.

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

The Philippine peso may be subject to fluctuations due to a range of factors, including:

•
political and economic developments affecting the Philippines, including the level of remittances from overseas Filipino workers and movements in the country's balance-of-payments position;
•
global economic, political and financial conditions;
•
the volatility of emerging market currencies;

•
changes in the Philippines' sovereign credit rating or outlook by major credit rating agencies, which may influence investor sentiment, capital flows and corresponding movements in the Philippine peso;
•
changes in monetary policy by the United States Federal Reserve Bank and/or the BSP, including any adjustments in interest rates or policy guidance; and
•
higher demand for U.S. dollars by both banks and domestic businesses to service their maturing U.S. dollar obligations or foreign exchange traders including banks covering their short U.S. dollar positions, among others.

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

As at December 31, 2025, the First Pacific and its Philippine affiliates (together, the FP Parties), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.19% in PLDT’s outstanding common stock (representing 33.75% of our overall voting stock).

Additionally, all of PLDT’s shares of voting preferred stock, which represent 40.98% of PLDT’s total outstanding shares of voting stock as at December 31, 2025, are owned by a single stockholder, BTF Holdings, Inc. (BTFHI).

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

As at December 31, 2025, PLDT has three employee unions, representing in the aggregate 7,533 employees, or 53%, of the employees of the PLDT Group. This unionized workforce could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee unions require separate collective bargaining agreements. If PLDT and any of its unions are unable to reach an agreement on the terms of their collective bargaining agreement or if PLDT were to experience widespread employee dissatisfaction, PLDT could be subject to collective bargaining deadlocks, strikes, work slowdowns or stoppages. Any of these events would be disruptive to our operations and could have a material adverse effect on our business.

On February 14, 2024, the Supreme Court resolved the consolidated Petitions relating to a Compliance Order from the Department of Labor and Employment (DOLE), in connection with the non-payment of statutorily required monetary benefits, including the 13th month pay by certain PLDT contractors to their employees, as well as the regularization of 7,344 contractor employees. The Decision set aside the Secretary of Labor's orders for PLDT to regularize the 7,344 workers of its contractors, except those workers performing installation, repair and maintenance services, whose regularization is subject to a remand of proceedings before the Regional Director of the DOLE. PLDT filed a Motion for Partial Reconsideration on April 4, 2024, and received MKP’s separate motion on April 16, 2024. The Supreme Court, First Division, in its Resolution dated November 5, 2025, which was received by counsel on February 24, 2026, resolved to deny with finality the motions for partial reconsideration filed by PLDT and MKP and held that no further pleadings, motions, letters, or other communications will be entertained. Accordingly, the Decision of the Supreme Court to remand the case stands. See Item 8. “Financial Information – Legal Proceedings” and Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

Our operating costs could increase substantially as a result of fraud, including those arising from device financing, customer credit card, subscription or dealer fraud. If our fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as customers, national retailers, dealers, and others, the resulting loss of revenue or increased expenses could have a material adverse effect on our financial condition and operating results.

Escalation of geopolitical tensions in the Middle East, including the Iran regional conflict, could disrupt global energy markets, supply chains, and financial conditions, which may indirectly adversely affect our business, financial condition, and results of operations.

Ongoing geopolitical tensions in the Middle East, including the Iran regional conflict, present risks to global economic stability. Any escalation of hostilities could disrupt international energy markets, shipping routes, and supply chains, leading to volatility in fuel prices, inflationary pressures, and tighter global financial conditions. Such developments may adversely affect foreign exchange rates, interest rates, and capital markets, and could reduce consumer and business spending in the Philippines.

Although our operations are primarily domestic, we rely on global supply chains for network equipment, technology, fuel, and other critical inputs. Disruptions arising from geopolitical instability, including sanctions, trade restrictions, or logistical constraints, could increase our operating and capital expenditures, delay network deployments or maintenance activities, and impact service delivery. In addition, heightened global risk aversion may increase borrowing costs or limit access to financing. Any of these developments could have a material adverse effect on our business, financial condition, results of operations, and cash flows. There can be no assurance that the Iran regional conflict or related geopolitical tensions will not intensify further.

RISKS RELATING TO THE PHILIPPINES

Political and social instability in the Philippines may have a negative effect on the general economic conditions in the Philippines which could have a material adverse impact on our results of operations and financial condition.

The Philippines has, from time to time, experienced episodes of political uncertainty and unrest, including recent public and political protests arising from alleged misconduct involving the current and prior administrations, as well as ongoing legislative and institutional controversies. Over the past two decades, the Philippines has also faced hearings and investigations into graft and corruption involving senior government officials, impeachment proceedings against two former presidents and a chief justice of the Supreme Court, the nullification of the appointment of another chief justice, allegations of electoral fraud, and instances of extra‑judicial killings. There can be no assurance that acts of election-related or other political violence will not occur in the future, and any such events could negatively impact the Philippine economy.

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

The Philippines has been subject to a number of terrorist attacks over the past decade. The Philippine army has been in conflict with the Abu Sayyaf organization which has been identified as being responsible for kidnapping and terrorist activities in the Philippines, and is also alleged to have ties to the Al-Qaeda terrorist network and, along with certain other organizations, has been identified as being responsible for certain kidnapping incidents and other terrorist activities particularly in the southern part of the Philippines. Furthermore, the Government and the Armed Forces of the Philippines (AFP) have been in conflict with members of several separatist groups seeking greater autonomy, including the Moro Islamic Liberation Front (MILF), the Moro National Liberation Front (MNLF) and the New People’s Army (NPA). There have been numerous bombing incidents in Mindanao and elsewhere in the Philippines, which have resulted in death and injury to the civilian population as well as military and security personnel. An increase in the frequency, severity or geographic reach of these terrorist acts, violent crimes, bombings and similar events could have a material adverse effect on investment and confidence in, and the performance of, the Philippine economy. Any such destabilization could cause interruption to our business and materially and adversely affect our business, financial condition, and results of operations. These continued conflicts between the Government and separatist groups could lead to further injuries or deaths by civilians and members of the AFP, which could destabilize parts of the Philippines and adversely affect the Philippine economy. There can be no assurance that the Philippines will not be subject to further acts of terrorism or violent crimes in the future, which could have a material adverse effect on our business, financial condition, and results of operations.

Territorial disputes with China and a number of Southeast Asian countries may disrupt the Philippine economy and business environment.

The Philippines, China and several Southeast Asian nations have been engaged in a series of longstanding territorial disputes over certain areas in the West Philippine Sea, also known as the South China Sea. The Philippines maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea (UNCLOS). Over the years, tensions have periodically risen in disputed features such as the Scarborough Shoal and other areas within the Philippine exclusive economic zone, with maritime incidents, diplomatic protests, and overlapping patrols contributing to regional uncertainty. These developments have the potential to affect trade flows, investment sentiment, and bilateral relations.

In addition, heightened tensions in the Taiwan Strait have emerged as a broader regional geopolitical risk. Given the Philippines’ geographic proximity to Taiwan and its strategic role in regional security dynamics, any escalation of cross-strait tensions – whether involving military activity, blockades, or disruptions to shipping lanes – could affect regional stability, trade routes, labor mobility, supply chains, and investor confidence. Such developments could indirectly impact the Philippine economy and may also disrupt the business environment in ways that affect our operations.

Should territorial disputes between the Philippines and other countries in the region continue or escalate further, the Philippines may experience disruptions across key sectors. These include potential impacts on the supply and prices of energy, food and other critical commodities; delays in the delivery of equipment and materials sourced from the affected routes; and volatility in capital markets, foreign-exchange conditions, and investment activity. Heightened geopolitical tensions could also give rise to more restrictive regulatory or governmental actions or reciprocal trade measures, particularly in the context of disputes involving China. Any such escalation may materially and adversely affect the Philippine economy and, in turn, our business, financial condition, and results of operations. There can be no assurance that these regional disputes or tensions will not intensify in the future.

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

1.
suspend temporarily or restrict sales of foreign exchange;
2.
require licensing of foreign exchange transactions; or
3.
require the delivery of foreign exchange to the BSP or its designee banks for the issuance and guarantee of foreign currency-denominated borrowings.

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

Historically, the Philippines’ sovereign debt has been rated non-investment grade by international credit rating agencies. The Philippines has the following investment grade ratings of Moody’s (Baa2, stable) and S&P Global (BBB, stable).

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

The current international political environment, including existing and potential changes to U.S. policies related to global trade and tariffs, have resulted in some uncertainty surrounding the future state of the global economy. Since 2018, the U.S. began to increase or impose tariffs on many products, particularly from China, among other jurisdictions, including, but not limited to, solar panels, steel and aluminum products, consumer electronics, and industrial chemicals. In 2025, President Donald Trump imposed tariffs of at least 10% on goods from a number of countries. In response, the European Union, China and other affected jurisdictions have introduced tariffs on U.S. goods. An escalating trade war may have material adverse effects on the power industry and our business may be impacted by these tariffs. Any further expansion in the types or levels of tariffs implemented has the potential to negatively impact our business, financial condition and results of operations. Additionally, there is a risk that the U.S. tariffs on imports are met with tariffs on U.S. produced exports and that a broader trade conflict could ensue, which has the potential to significantly impact global trade and economic conditions. Potential costs and any attendant impact on pricing arising from these tariffs and any further expansion in the types or levels of tariffs implemented could adversely affect our business, financial condition and results of operations. While there are ongoing discussions between the U.S. and China regarding tariffs, there is no certainty as to the timing and scale of reduction in tariffs, if any, and the overall impact on global markets. Thus, economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, could also adversely affect our businesses and results.

ITEM 4. INFORMATION ON THE COMPANY

A. Historical Background and Development

PLDT was incorporated in the Philippines under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928 as Philippine Long Distance Telephone Company, following the merger of four telephone companies under common U.S. ownership. In July 2016, PLDT changed its name to PLDT Inc. Pursuant to Section 11 of the Revised Corporation Code, which states that corporations shall have perpetual existence unless the corporation elects to retain the specific corporate term indicated in its Articles of Incorporation, PLDT has a perpetual corporate term.

PLDT’s original franchise was granted in 1928 and was last amended in 1991, extending its term until 2028 and broadening its franchise to permit it to provide virtually every type of telecommunications service. PLDT’s franchise covers the business of providing basic and enhanced telecommunications services in and between the provinces, cities and municipalities in the Philippines and between the Philippines and other countries and territories including mobile, wired or wireless telecommunications systems, fiber optics, multi-channel transmission distribution systems, VAS (including, but not limited to, the transmission of voice, data, audio and video), information services bureau and all other telecommunications systems technologies available. Our subsidiaries, including Smart, SBI and DMPI, also maintain their own franchises with a different range of services and periods of legal effectiveness for their licenses.

Our principal executive offices are located at the Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines and our telephone number is +(632) 8250-0254.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website address is www.pldt.com. The information contained on, or accessible through, our website is not incorporated by reference into this Annual Report. The SEC maintains an internet site at https://www.sec.gov that contains reports, proxy and information statements, and other information that we file with or furnish electronically to the SEC. For service of process in the United States, PLDT has designated Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its authorized representative.

Capital Expenditures and Divestitures

See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for capital expenditures planned for 2026 and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for information concerning our principal capital expenditures and financing for the years ended December 31, 2023, 2024 and 2025.

Between February 17, 2023 and December 21, 2023, PCEV entered into four new subscription agreements with Voyager Finserve Corporation (VFC) and Paymaya Finserve Corporation (PFC, and together with VFC, the Bank HoldCos) to subscribe to a total of 19.6 million Common B shares each at a subscription price of Php0.10 per share, representing 60% voting rights and 1.48% economic interest in the Bank Holdcos.

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

On various dates in 2022 and 2023, Smart and DMPI signed Sale and Purchase Agreements with Edotco Towers, Inc., Edgepoint Towers, Inc., Unity Digital Infrastructure and Frontier Tower Associates Philippines, Inc., or the TowerCos, in connection with the sale of 7,569 telecom towers and related passive telecommunication infrastructure for Php98 billion. As of December 31, 2025, we have completed the sale of a total of 6,815 telecom towers, or 90% of the towers portfolio under sale, for a total consideration of Php88,387 million. For additional details on the sale and leaseback of the telecom towers, see Note 9 – Property and Equipment and Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

On January 5, 2024, PGIH entered into a Share Purchase Agreement for the sale of 227 common shares of Multisys Technologies Corporation (Multisys), representing a 4.99% equity interest, for a total consideration of Php270 million. The sale transaction was completed and fully paid on January 12, 2024. As a result, PGIH retained ownership of 2,080 common shares representing a 45.73% equity interest in Multisys.

On March 24, 2024, PLDT invested Php754.5 million in Kayana to serve as a digital entity designed to harness the data assets of the MVP Group of Companies (MVP Group) and provide a platform for a Group-wide digitalization initiative, and further invested an additional Php85.5 million on September 27, 2024, resulting in a total equity interest of 60%. On September 30, 2024, Kayana entered into share subscription agreements with its shareholders, wherein PLDT subscribed to additional common shares valued at Php46.5 million and the remaining shareholders subscribed to additional shares valued at Php523.5 million. As a result, PLDT’s equity ownership in Kayana was reduced to 45%, leading PLDT to account for its remaining interest as an investment in associate. On September 1, 2025, Kayana entered into another share subscription agreement with its shareholders, wherein PLDT subscribed to additional common shares equivalent to Php594 million. PLDT’s equity ownership in Kayana remains at 45%.

On April 5, 2024, PCEV paid the subsequent consideration of US$15.3 million or Php857 million for 6.7 million MIH Class C2 convertible preferred shares and received warrants for 2.7 million MIH Class C2 convertible preferred shares valued at Php152 million, resulting in an increase of PCEV’s ownership in MIH from 36.97% to 37.66%.

On April 30, 2024, PLDT Inc. acquired 2,491,516 common shares of Radius, representing a 34.9% equity interest, for a total consideration of Php2,116 million.

On April 2, 2025, PGIH entered into a Share Purchase Agreement for the purchase of 228 common shares of Multisys, representing a 5.01% interest, for a total consideration of Php257.5 million. The transaction was completed on April 5, 2025. Following this acquisition, PGIH owns 2,308 common shares representing a 50.74% equity interest in Multisys.

B. Business Overview

OVERVIEW

We are one of the leading telecommunications and digital services providers in the Philippines, serving the fixed line, wireless and broadband markets. Through our three principal business segments, Wireless, Fixed Line and Others, we offer a wide range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

As at December 31, 2025, we served 67.8 million users through the provision of mobile, fixed line and data services.

Our common shares are listed and traded on the PSE and our ADSs are listed and traded on the NYSE in the United States.

Our three business units are as follows:

Wireless. Our Wireless business segment focuses on driving the growth of our data services while managing our legacy business of voice and short messaging services (SMS). We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) fixed wireless broadband services, and (iii) other services.

Fixed Line. We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium-sized enterprises (SME) clients. Our Fixed Line business segment offers data, voice, and miscellaneous services. We also offer secure data center, multi-cloud, cyber security, data and AI solutions through ePLDT Inc. and Vitro Inc. (Vitro), our ICT subsidiaries.

Others. Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in MIH and Kayana.

We had a market capitalization of approximately Php272,230 million, or US$4,631 million, as at December 31, 2025. We had total revenues of Php218,388 million, or U$$3,715 million, and net income attributable to equity holders of PLDT of Php28,662 million, or US$488 million, for the year ended December 31, 2025.

STRENGTHS AND STRATEGIES

Strengths

We believe our business is characterized by the following competitive strengths:

•
Exposure to Large and Attractive Markets. Our mobile data and home broadband services are well positioned to serve markets with continuing growth potential. As data adoption continues to grow in a market largely comprised of a young, digitally savvy population, combined with widespread smartphone ownership, the increasing utility of data for everyday activities, and with around 73% of our mobile subscribers being active data users as at December 31, 2025, we believe that demand for mobile data will continue to grow meaningfully. Meanwhile, we believe there is still room to grow in the home broadband market. After the opening of the economy and increased mobility after the pandemic lockdowns, PLDT continues to significantly serve the market demand for connectivity and home broadband services which allow our customers to work, study, conduct business and enjoy entertainment.
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
•
Diversified Revenue Sources. We have a diverse portfolio of business lines across our wireless and fixed line business segments, serving a wide spectrum of customer segments, including individuals, households and enterprises. Revenue sources of our wireless business include mobile (mobile data, voice, SMS, and inbound roaming and other mobile services), wireless home broadband, and other services. The revenues from data services, particularly mobile data services, have increased steadily over the past several years and account for 89% of the wireless consumer segment revenues as at December 31, 2025. Our fixed line business derives service revenues from consumer data/broadband, with 98% of service revenues in 2025 attributable to fiber, voice (local exchange, international and domestic services) and miscellaneous services. The fixed line business revenues also include contribution from our enterprise business, which mainly comprises corporate data and ICT services such as data center, cloud and cybersecurity solutions which are considered as an emerging growth driver because of the country’s rapid digital adoption.
•
Innovative Products and Services. We launched consumer products that answer the need for Connectivity, Entertainment, and e-Games such as the Smart App, our customer management app, Smart Live Stream, our video player app which houses the PBA and FIBA. To allow subscribers easy access to healthcare products and services, Smart has partnered with mWell for convenient access to online doctor consultations and other services via the mWell app, the Philippines’ first fully integrated health app. Smart also partnered with Metro Pacific Tollways Corporation to introduce a simpler and easier way of reloading the Easytrip RFID using the country’s first toll top-up via mobile load service. To support businesses in their journey towards digitalization and cloud, PLDT Enterprise offers a fully-managed Software-Defined Wide Area Networking (SD-WAN) solution which enables customers to securely connect their multiple offices and branches and Smart Internet of Things (IoT) and obtain full control, transparency, visibility, and self-management of their Smart IoT SIMs.

We also create and launch platforms, services and solutions in the area of digital financial services through our associated companies MIH, Maya Philippines, Inc. and Maya Bank, which was awarded the sixth and last digital banking license in 2021.

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

In line with the KP Act and its IRR, we will comply with applicable open access and Reference Access Offer requirements as may be prescribed by regulators, while continuing to focus our commercial strategy on differentiated, VAS delivered through service quality, innovation, and customer experience.

•
Maintain a Strong Financial Position. We are focused on growing profitability by complementing revenue growth with more effective cost management and operating efficiencies. As at December 31, 2025, we have a well spread out debt maturity profile, with 78% of debt maturing after 2028. We are focused on sequentially reducing our capital expenditure investments and capital intensity as we aim to maintain positive free cash flow and a leverage ratio of 2.0x net debt to EBITDA. We also have in place a dividend payout policy of 60% of core telecommunications income and regularly assess the return of capital to investors vis-à-vis the need to invest to grow the business.

•
Identifying new areas for growth. As the digital space continues to evolve, PLDT continues to identify trends and evaluate business opportunities as possible sources of new growth, whether in the existing telco space or in adjacent businesses such as fintech, data centers, and AI, among others.
•
Commitment to sustainability. PLDT recognizes that in order to ensure long-term profitability, it must do business responsibly. As such, PLDT is committed to embedding sustainability in the business, and aims to be a leading ESG telecommunications operator in the region. Its ESG ratings have progressively improved, including its inclusion in the S&P Global Sustainability Yearbook for the second consecutive year. It recognizes its responsibility to identify risks and opportunities in the environmental, social and governance space, including the impact of climate change to the business, and implements the appropriate strategies in response. Part of PLDT's sustainability roadmap is a decarbonization roadmap that aims to reduce Scope 1 and 2 greenhouse gas emissions by 40% by 2030 against a 2019 baseline. It has also included sustainability targets in the organizational scorecard, including that of the CEO.

OUR BUSINESSES

Our business activities are categorized into three business units: Wireless, Fixed Line and Others.

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

We provide (1) mobile services, (2) fixed wireless broadband services, and (3) other services, through our wireless business, with mobile services contributing 98% of our 2025 wireless service revenues, and fixed wireless broadband and other services contributing the remaining 2% of our 2025 wireless service revenues. Mobile data usage has surged in the past several years and now accounts for 83% of our mobile service revenues. Wireless revenues, gross of intersegment transactions, contributed 47% of our consolidated revenues for the year ended December 31, 2025 as compared to 49% in 2024 and 2023.

Our mobile services, which accounted for 98% of our wireless service revenues for the year ended December 31, 2025, are provided through Smart and DMPI with 59,891,520 total subscribers as at December 31, 2025 as compared to 58,989,807 total subscribers as at December 31, 2024, and 57,827,126 total subscribers as at December 31, 2023. Based on corporate public disclosures, our estimated mobile subscriber market share stood at 42%, 45% and 47% as at December 31, 2025, 2024 and 2023, respectively.

As at December 31, 2025, approximately 96% of our mobile subscribers were prepaid service subscribers. The predominance of prepaid service reflects one of the distinguishing characteristics of the Philippine mobile market, allowing us to reduce billing and administrative costs, as well as to control credit risk.

Our mobile internet revenues, which primarily consist of our mobile data service revenues, increased to Php76,344 million in 2025 from Php75,061 million in 2024 and from Php71,268 million in 2023, primarily due to the increase in video streaming, gaming and social media data usage by our subscribers driven by the enhanced product offerings, marketing promotions and content partnerships. Migration initiatives also resulted in higher numbers of LTE and 5G device and data users. Our mobile internet revenues contributed 96%, 95% and 94% of our mobile data service revenues in 2025, 2024 and 2023, respectively.

Mobile data traffic on Smart’s network increased from 4,898 petabytes in 2023 to 5,359 petabytes in 2024 and 5,550 petabytes in 2025, 13% higher compared to 2023.

The following table summarizes key measures of our wireless business as at and for the years ended December 31, 2025, 2024 and 2023:

	December 31,
	2025	2024	2023
Systemwide mobile subscriber base	59,891,520	58,989,807	57,827,126
Prepaid	57,534,812	56,731,489	55,667,880
Postpaid	2,356,708	2,258,318	2,159,246
Fixed Wireless Broadband subscriber base	457,290	446,082	439,815
Growth rate of mobile subscribers
Prepaid	1%	2%	(13%)
Postpaid	4%	5%	7%
Growth rate of Fixed Wireless Broadband subscribers	3%	1%	(41%)

(1) Mobile Services

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

Smart launched new products and network capabilities in 2025. Smart upgraded its core network and provisioned the 4G base for Voice over LTE (VoLTE) and enabled Video over LTE (ViLTE).

Prepaid

Smart Prepaid data, call and text cards are sold in denominations of Php100, Php300 and Php500, while TNT Prepaid cards are sold in denominations of Php50, Php100 and Php300. Our eLoad’s over-the-air reloads, which range from Php10 to Php1,000, are available through the Smart app, Smart and PLDT online stores, e-wallet providers such as Maya, e-commerce platforms such as Lazada and Shopee and via Smart eLoad retailers nationwide. The stored value of a prepaid card and eLoads remain valid for 365 days regardless of the denomination, pursuant to the MC No. 05-12-2017 issued by the NTC and the DICT.

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

In the fourth quarter of 2025, Smart launched hyper-personalized offers via Customer Value Management and social media channels to upsell users. In 2025, Smart also launched the multi-eSIM which converts any smartphone into an eSIM-capable device and Smart Travel eSIM which enables Smart subscribers to use their eSIMs while abroad. The Smart Prepaid brands also heavily promoted 5G with the 5G Max launch.

Postpaid

“Smart Infinity” is our premium mobile postpaid brand, priced from Php3,500 to Php8,000. With “Smart Infinity”, customers can enjoy local non-stop surf and uninterrupted local mobile services with the “Smart Infinity Limitless Plan”. This plan comes with a premium mobile device bundled with exclusive lifestyle perks and privileges accessible through a dedicated concierge.

Smart Postpaid offers Signature plans with data priority. Smart Signature subscribers receive real-time billing and usage alerts on Smart app and have access to exclusive rewards, events and latest smartphones. Smart also offers enhance postpaid Signature Plans+ priced from Php999 to Php2,499. It provides higher data allocations with Unlimited 5G promo for 12 months and unlimited texts and calls to all networks including landline in the form of small, medium, large and extra-large plans. In 2025, Smart Postpaid added Plan 799 to its portfolio of postpaid plans and launched the Junior Plan which caters to the youth market as their first postpaid plan. In the same year, Smart Postpaid also introduced call forking for Samsung devices. Plans ranging from Php499 to Php599 were also introduced with unlimited texts and calls to all networks including landline. These fixed monthly plans alleviate concerns of unwanted charges.

Smart Enterprise Postpaid is a mobile plan comprised of data, voice, and short message services, with a built-in data bill-cap feature that automatically protects the subscriber from unwanted excess charges, with plans priced up to Php2,500.

Postpaid plans may be availed with or without a device bundle at a fixed monthly subscription, defined by a standard contract period.

Other Mobile Services

For international roaming, we offer various data roaming packages such as GigaRoam with up to 100GB for 10 days on popular travel destinations like Japan, South Korea, Thailand, Saudi Arabia, USA and many more. Data roaming plans range from Php150 to Php9,999, and are open to both prepaid and postpaid subscribers.

Our SmartBro Home WiFi 4G devices start at Php599 with free unlimited WiFi valid for 30 days and connectivity of up to five devices, while Smart Bro Home WiFi 5G is offered at Php7,995 with 20GB open access data valid for seven days and connectivity of up to 10 devices.

(2) Fixed Wireless Broadband Services

Prepaid Home WiFi (PHW)

PHW is a wireless internet service introduced to address the growing demand for affordable home broadband in the Philippines. It is a plug-and-play device powered by Smart’s network that can simultaneously connect multiple WiFi-capable devices. In mid-2025, PHW launched Big Data which offers large data allocations for sharing with the family at home.

In 2025, Smart launched its first postpaid plans for Fixed Wireless.

Wireless revenues are driven and influenced by the following key metrics:

(i)
Growing data users and usages

Our active data users reached 43.2 million as at December 31, 2025, while mobile data traffic as at December 31, 2025 increased by 4% from December 31, 2024 to 5,550 petabytes. Data traffic on Smart's 5G network grew in 2025, increasing by 88% as compared to 2024. This growth was driven by aggressive 5G network roll-outs and 5G product offerings. As part of its program to sustain the growing data usages of subscribers and maintain network quality, Smart continues to roll-out new sites in various locations throughout the Philippines.

(ii)
Strategic brand building campaigns and product innovations

Our strategic brand-building campaigns and product innovations include aggressive 5G handset usage offers, and applications. To further stimulate and maximize the customer experience on 5G network, Smart offers various plans bundled with 5G capable handsets. Smart also offers device financing for prepaid devices including Apple devices for Smart Prepaid and TNT.

Brand building and customer engagement hit new strides with Smart App, Smart’s mobile app which enables Smart subscribers to manage their accounts and enjoy exclusive offers and special promotions. Other features and integrations also further enhance customers’ digital lifestyle.

Fixed Line

We believe we are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium-sized (SME) clients. Our fixed line business group offers (1) data services; (2) voice services; and (3) miscellaneous services.

We had 3,689,997 fixed line voice subscribers as at December 31, 2025, a decrease of 21,374, or 1%, from 3,711,371 fixed line subscribers as at December 31, 2024, while our fixed line broadband subscribers increased by 362,142, or 11%, to 3,793,927 as at December 31, 2025 from 3,431,785 as at December 31, 2024. Revenues, gross of intersegment transactions, from our fixed line business were 60%, 58% and 57% of our consolidated revenues for the years ended December 31, 2025, 2024 and 2023, respectively. Domestic voice revenues have been declining largely due to a drop in call volumes as a result of the availability of alternative calling options and over-the-top (OTT) services, as well as subscribers’ shift to mobile services. An increase in our data service revenues in recent years has mitigated such decline to a certain extent. Recognizing the growth potential of data services, we have put considerable emphasis on the development of new data-capable and IP-based networks.

Our fixed line network reaches all major cities and municipalities in the Philippines, with a concentration in the greater Metro Manila area. Our network offers extensive connections to our customers with the FTTH and fiber to the building (FTTB) installations. Our nationwide fiber backbone DFON extends to underground inland and submarine cables. It is a fully resilient network spanning the whole archipelago. Our international network is comprised of various regional and transoceanic submarine cable systems in which we have economic interests.

We offer postpaid and prepaid fixed line services. Our prepaid fixed line services are intended to be an affordable alternative telephone service for consumers under difficult economic conditions.

The following table summarizes key measures of our fixed line services as at and for the years ended December 31, 2025, 2024 and 2023:

	December 31,
	2025	2024	2023
Systemwide fixed line voice subscriber base	3,689,997	3,711,371	3,766,105
Growth rate of fixed line subscribers	(1%)	(1%)	(2%)
Number of LEC employees	9,264	9,543	10,035
Number of LEC subscribers per employee	398	389	375
Systemwide broadband subscriber base	3,794,136	3,432,149	3,269,726
Fixed Line broadband	3,793,927	3,431,785	3,268,996
Fixed Wireless Broadband	209	364	730
Growth rate of broadband subscribers	11%	5%	1%
Fixed Line broadband	11%	5%	1%
Fixed Wireless Broadband	(43%)	(50%)	(67%)

(1) Data Services

Our data services include broadband, leased lines, Ethernet-based and IP-based services. These services are used for broadband internet and domestic and international private data networking communications. We also offer secure data center, multi-cloud, cyber security, data and AI solutions.

Recognizing the growth potential of data services and their importance to our business strategy, we have placed considerable emphasis on these service segments. Our data services segments registered the highest percentage growth in revenues among our fixed line services from 2023 to 2025.

(a)
Home Broadband Services

PLDT Home serves 3.76 million fiber subscribers nationwide as at December 31, 2025. PLDT’s FTTH fixed line network has an extensive transmission and distribution network infrastructure, providing broadband availability to 19.4 million homes passed in 74% of the country’s towns and 91% of total provinces as at December 31, 2025. The number of homes passed refers to the approximate potential number of residences that could avail of broadband connectivity services provided through PLDT facilities.

PLDT’s robust FTTH infrastructure enables customers to enjoy symmetrical internet speeds of up to 10 Gbps, supporting bandwidth-intensive digital activities at home with various broadband solutions. In 2025, PLDT Home expanded into a new growth segment with the launch of Fiber Prepaid, addressing strong demand for flexible, prepaid connectivity solutions. PLDT Home also strengthened its postpaid offerings with the introduction of the Fiber Netflix plan, combining unlimited fiber internet, calls and entertainment in a single subscription. Further enhancing its broadband portfolio, PLDT Home integrated premium entertainment content, including Netflix, HBO Max and Cignal, into its high-speed plans. These value-added bundles continue to support PLDT Home's ARPU.

PLDT Home also elevated customer experience with the Speed Add-On, allowing subscribers to boost their existing plans to up to 1 Gbps for an additional Php500 per month. In parallel, all PLDT Home fiber plan speeds were boosted to deliver up to twice the previous speeds, providing customers with enhanced value and enriched digital experiences.

To further expand Filipinos’ access to reliable connectivity, PLDT Home rolled out its biggest Fiber Fest program in 2025, offering same-day fiber installations and exclusive digital experiences across Luzon, Visayas and Mindanao.

Aligned with the PLDT Group’s long-standing commitment to advancing the United Nations Sustainable Development Goals (UN SDG), particularly UN SDG No. 9: Industry, Innovation, and Infrastructure, PLDT Home continues to accelerate fiber rollout in underserved communities. In 2025, the company expanded its fiber network to previously unfiberized barangays in provinces such as Abra, Aklan, Northern Samar and Southern Leyte, helping to bring reliable connectivity to more Filipino households.

(i)
PLDT Home Life

In 2025, PLDT Home Life transformed PLDT Home to offer a more complete “household experience.” Built around three everyday needs, entertainment, security and smart home living, all powered by reliable connectivity, PLDT Home Life allowed customers to layer upgrades onto their Fiber plans. For example, the reliability of data connection was strengthened with PLDT Home Always On, which keeps households connected even when fiber service is disrupted. Entertainment expanded through IPTV and OTT add-ons, giving access to blockbuster films, award-winning series, premium HD/4K streaming quality, and faster access to titles following theatrical release windows, AAA gaming titles through IGV Game Pass, and Fiber plans bundled with top-tier content streaming partners, Netflix and HBO Max. Home security was strengthened through the Eufy portfolio, while smart living initiatives, such as the Smart Home Starter Kit, accelerating connected home adoption.

These upgrades enhanced performance and continuity, expanded content choices, and enabled a safer, smarter, and more modern home. More importantly, this direction laid the foundation for VAS to evolve beyond standalone bolt-ons into a curated ecosystem, one that is easier to discover, understand and adopt, supported by a unified customer journey and consolidated billing. Collectively, these initiatives reinforced PLDT Home’s promise of enriching everyday moments at home, with the VAS portfolio as a key driver of customer value, differentiation, and long-term loyalty.

(ii)
Home Rewards

PLDT Home Rewards remained a key driver of customer value in 2025, providing a simple and benefits-led way for subscribers to earn and redeem Crystals for treats, promotions and discounts from partner brands. Members earn Crystals by paying their PLDT Home bills on time and in full, as well as through plan upgrades and add-ons. Under the program’s clear earn structure, every Php50 paid is equivalent to one Crystal, an approach that helps sustain engagement, encourage consistent on-time payments across the subscriber base and reward loyal customers.

Customers can redeem Crystals to access exclusive deals and discounts from participating partners. This ensures that Home Rewards continues to deliver practical, day-to-day savings aligned with the needs of PLDT Home families.

The program’s value proposition was strengthened by PLDT Home’s fiber-fast and reliable network, ensuring that rewards engagement, whether through billing, upgrades or add-ons, was anchored on a consistently strong at-home experience. This connectivity foundation supported the steady growth of the Home Rewards program and positioned it for continued expansion of partnerships and offers beyond 2025.

(iii)
Rates for home broadband services

Monthly charges for our home fixed broadband services vary depending on bandwidth, speed, market demand and the competitive landscape.

(b)
Corporate Data and ICT Services

PLDT Enterprise is the corporate business arm of the PLDT Group. It provides integrated digital, connectivity, and ICT solutions to enterprises and government institutions in the Philippines and overseas.

Combining PLDT and Smart’s network leadership with the specialized capabilities of its operating subsidiaries, ePLDT, VITRO, PLDT Global, and Multisys, PLDT Enterprise offers fixed line and wireless connectivity, data center services, cloud and cybersecurity solutions, and digital platforms that support operational efficiency, service delivery, and digital transformation across multiple industries and sectors.

ICT, Cloud, and Data Center Capabilities

ePLDT, as the ICT subsidiary of PLDT, provides cloud, cybersecurity, data, and AI solutions to Philippine enterprises and public sector institutions. Its offerings are designed to address regulatory requirements, data security considerations, and varying business needs.

ePLDT operates a multi-cloud portfolio which includes the country’s first sovereign cloud, a locally hosted cloud infrastructure designed to ensure that sensitive data remains within Philippine jurisdiction. The portfolio also covers public, private, and hybrid cloud services, IaaS, SaaS, and CCaaS, as well as AI-enabled platforms.

These solutions are supported by professional and managed services. Professional services include cloud assessment, migration, optimization, and cybersecurity enhancement. Managed services involve the ongoing operation, monitoring, and maintenance of customer IT environments, allowing clients to focus on their core business activities.

ePLDT’s service capabilities are reinforced by strategic partnerships with global technology providers across cloud computing, cybersecurity, and AI. These commitments earned ePLDT industry awards such as Microsoft’s Solutions Partner for Security recognition and Elite Partner status from leading global technology partners. These partnerships enable ePLDT to support a broad range of enterprise and government requirements while maintaining alignment with international technology standards.

In addition, in 2025, ePLDT launched Pilipinas AI, described as the country’s first sovereign AI solutions stack. This allows organizations to develop and deploy AI applications using locally hosted infrastructure, addressing data residency, security, and regulatory compliance requirements.

VITRO, the PLDT Group’s data center subsidiary, marked its 25th year of operations in 2025. Since establishing the Philippines’ first commercial data center, VITRO has developed a nationwide network of carrier-neutral facilities, allowing multiple telecommunications providers to interconnect within the same data center, improving redundancy and customer choice.

A key milestone during the year was the launch of VITRO Santa Rosa, the Philippines’ first AI-ready hyperscale data center. Hyperscale facilities are designed to support large computing loads, including AI-based and data-intensive workloads. VITRO Santa Rosa currently hosts ePLDT’s Pilipinas AI platform and supports enterprise and hyperscaler requirements.

As demand for large-scale and AI-driven computing continues to grow, VITRO continues to invest in data center design, operational resilience, and energy-efficient infrastructure to support long-term digital and economic development.

Beyond physical infrastructure, the Group continued to invest in workforce development through the VITRO Academy. Since its launch in 2025, the program has trained more than 400 students across three progressive levels focused on data center operations and related skills. From the inaugural graduating cohort, the majority advanced to paid internships, and selected top performers were offered full-time employment at VITRO. This initiative supports the development of local technical talent in a rapidly growing industry.

Core Services: Fixed, Wireless, Satellite, and International Connectivity

By integrating ICT, cloud, and data center capabilities with its core connectivity solutions, PLDT Enterprise delivers end-to-end fixed-line and wireless services to enterprises of all sizes across the Philippines.

Wireless offerings include:

•
A2P messaging, which refers to business-generated messages sent to individual users;
•
IoT connectivity for connected devices; enterprise postpaid mobile services; and
•
network application programming interfaces (APIs) that allow enterprises to integrate telecommunications functions into their digital platforms.

In 2025, to strengthen mobile security, PLDT Enterprise introduced SmartSafe SilentAccess, a silent authentication solution that verifies user identity in the background without requiring one-time passwords (OTPs). The service aligns with regulatory guidance from the BSP on enhancing digital security in financial transactions. During the year, PLDT Enterprise became the first Philippine telecommunications provider to receive Open Gateway API certification from the GSMA, a global mobile industry association.

Network coverage was further expanded through 5G Fixed Wireless Access, an enterprise-grade solution that delivers high-speed internet to locations where fiber infrastructure is limited or unavailable.

Beyond its wireless services, in 2025, PLDT Enterprise also introduced satellite-enabled enterprise connectivity through Starlink, becoming the first telecommunications provider in the Philippines authorized to resell the service for enterprise use. This offering extends high-speed internet access to remote and underserved areas.

International connectivity was strengthened through investments in subsea cable systems, including the Asia Direct Cable (ADC), which reached operational and commercial readiness in the first quarter of 2025. ADC enhances regional connectivity and provides low-latency access to our leading VITRO data centers, including VITRO Santa Rosa. As a result of these investments, PLDT’s total international capacity reached approximately 100 terabits per second (Tbps).

Domestically, PLDT operates an extensive fiber optic network which supports enterprise and broadband services for small and medium enterprises, enabling business expansion and digital adoption nationwide.

PLDT Enterprise also provides managed network services that integrate connectivity, monitoring, and operational management into a single service model. These services cover network design, deployment, ongoing optimization, and performance monitoring across multiple locations.

Digital Inclusion Across Enterprise Markets and Public Sector Support

To support digital inclusion, PLDT Enterprise partnered with the DICT, with support from the Private Sector Advisory Council (PSAC), to launch the Bayanihan SIM initiative. The program provides connectivity to students, teachers, and households in geographically isolated and disadvantaged areas (GIDAs), enabling access to digital education and essential online services.

During the 2025 national elections, PLDT Enterprise supported the command center of the Parish Pastoral Council for Responsible Voting. The support included nationwide connectivity and technology services that enabled real-time coordination, monitoring, and data transmission for the organization’s parallel vote count.

In support of government modernization and public safety initiatives, ePLDT led the rollout of Unified e911, a nationwide emergency response system developed in coordination with national government agencies. The platform integrates telecommunications infrastructure with a world class emergency services platform to improve response coordination and coverage.

PLDT Enterprise also serves customers across sectors including SMEs, large enterprises, financial institutions, retail organizations, and government agencies.

Internationally, PLDT Global continued to support carriers and multinational enterprises with digital and connectivity solutions, while Multisys delivered nationwide systems integration and software-as-a-service platforms supporting both public and private sector clients.

With its integrated portfolio of digital infrastructure, connectivity, and ICT services, PLDT Enterprise remains focused on supporting enterprise resilience, regulatory compliance, and sustainable growth. Through continued investment in infrastructure, partnerships, and talent, the Group is positioned to support the evolving digital requirements of businesses and government institutions in the Philippines and selected international markets.

Rates for Corporate Data and ICT Services

Charges for our corporate data service vary by customer.

(2)
Voice Services

Our voice services are delivered through our (a) local exchange service; (b) international service; and (c) domestic service.

(a)
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

(b)
International Service

We have been pursuing a number of initiatives to sustain our international service business, including: (i) rationalizing our inbound voice termination rates; (ii) managing unauthorized voice traffic terminating to our network; (iii) partnering with Saudi Telecom Company for inbound international long distance (ILD) traffic management; and (iv) growing international data sales by leveraging PLDT’s sub-sea cable ownership and PLDT Global’s reach.

In addition, PLDT Global is enhancing the presence of PLDT in other international markets by providing high quality communications infrastructure and innovative platforms to global carriers, corporate customers and distribution partners, enabling it to achieve its desired connectivity, reach and business relevance. With offices in key markets abroad, PLDT Global also delivers a full range of digital consumer and enterprise solutions that serve the evolving needs of Filipinos overseas and global enterprises.

Our rates for outbound international calls are quoted in U.S. dollars and are billed in Philippine pesos. The Philippine peso amounts are determined at the time of billing. We charge a flat rate per minute to retail customers at any time on any day of the week.

(c)
Domestic Service

Our domestic services are provided primarily through PLDT. This service consists of voice services for calls made by our fixed line customers outside of their local service areas within the Philippines and the domestic interconnect access charges by other telecommunications carriers for wireless and fixed line calls carried through PLDT’s backbone network and/or terminating to our fixed line customers.

Mobile substitution, OTT voice call alternatives and the widespread availability of free non-voice communications, such as e-mails, SMS, video conferencing applications and social networking sites, have negatively affected our domestic call volumes.

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

(3)
Miscellaneous Services

Miscellaneous services include the provision of facilities management, rental fees, and other services.

We sell and distribute our products and services through the following channels:

(a)
Distributors and Key Account Partners

We sell our fixed line and mobile services primarily through our regional and key account partners who generally have their own direct sales forces and retail networks. We have field sales distribution partners and key account partners for fixed line services, and exclusive regional and provincial distributors and key account partners for wireless services. A number of our trade partners are likewise major distributors of smartphones and devices that are retailed in their own telecommunications outlets. Account managers from our sales force manage the distribution network and regularly update these business partners on upcoming marketing strategies, promotional campaigns and new products. Our distribution network encompasses approximately over one million retailers, a combination of directly served outlets and retailers using e-wallets and loading apps to sell SmartLoad. With the prepaid reloading distribution network extended to corner store and individual retailer levels, Smart’s prepaid service has become even more affordable and accessible to subscribers.

(b)
Retail Stores

Our frontlines enable unique digital experiences through daily customer interaction. We offer enticing products and services based on the customer needs. We also cater to customers’ after-sales requests and inquiries. Our stores accept payment for bills, postpaid and prepaid sales.

Satellite branches are partner-owned Smart branded stores operating as auxiliary touchpoints for converged wired and wireless sales, aftersales and bills payment.

(c)
Enterprise Business

PLDT Enterprise, together with its operating subsidiaries, ePLDT, VITRO, PLDT Global, and Multisys, is responsible for the sales and marketing of fixed line, wireless, corporate data, and ICT products and services to corporate partners including large domestic enterprises, SMEs, the public sector, and international customers.

(d)
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

(e)
Online sales

Customers can conveniently access our services through our PLDT Home website and Smart Online Store, an end-to-end portal, where they can conduct various online transactions, including selecting fiber broadband or mobile subscription plans, availing of a wide array of the latest 5G and 4G mobile handsets, renewing or upgrading an existing plan, purchasing prepaid SIMs, network devices or Smart Home devices, or subscribing for e-load and various add-on promotions. All orders are delivered directly to the customers’ addresses, while fiber broadband is installed to their respective homes.

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

For e-Commerce, the PLDT and Smart flagship stores are now available in Lazada, Shopee, Tiktok and NextUpgrade. Our presence in these e-commerce platforms will further enhance the accessibility of our products to customers.

Others

Our other business consists primarily of our interests in digital platforms and other technologies, including our interests in MIH and Kayana.

MIH, Maya Philippines, and Maya Bank

MIH is the ultimate parent holding company of Maya Philippines, Inc. (formerly PayMaya Philippines, Inc.). In addition, MIH holds investment in Maya Bank.

Maya Philippines is registered with the BSP as an electronic money issuer, remittance and transfer company, operator of payments system, and virtual asset services provider. Maya Bank is one of only six digital banks in the Philippines licensed by the BSP.

Together, Maya Philippines and Maya Bank power the platforms under the Maya group, providing the next generation of integrated financial products to both consumers and businesses in the Philippines.

Maya continues to scale its consumer and business platforms to grow its ecosystem, expanding its portfolio of fully integrated financial services for its customers. As digital payments and banking adoption accelerate in the country, Maya’s approach enables it to drive financial penetration and reinforce its position as a leading player in the Philippines’ digital financial landscape.

In 2025, the Maya group achieved profitability, driven by topline growth, high-engagement savings activity, and disciplined cost management.

TECHNOLOGY INFRASTRUCTURE

Wireless Network Infrastructure

Mobile

Our mobile network supports 5G, 4G and other technologies. We continue to expand our LTE capacity, increase our 5G coverage, and roll out more physical sites to widen our coverage in order to sustain the growing demand for our services. We believe our mobile network covers 97% of the population and is present in 97% of the country’s cities and municipalities, as at December 31, 2025.

Fixed wireless services are also offered to residential and corporate clients through our high capacity mobile network. This complements our fibered fixed network as our fixed wireless services are able to reach areas that are not currently serviced through wired connections.

Fixed Line Network Infrastructure

Our fixed line network reaches all major cities and municipalities in the Philippines, with a concentration in the greater Metro Manila area. Our network offers extensive connections to our customers with the FTTH and fiber to the building (FTTB) installations. Our nationwide fiber backbone DFON extends to underground inland and submarine cables. It is a fully resilient network spanning the whole archipelago. Our international network is comprised of various regional and transoceanic submarine cable systems in which we have economic interests.

Domestic

PLDT’s fixed line infrastructure is comprised of the latest technologies, delivering voice, broadband and ICT services to home and corporate customers. We deliver voice and high-speed broadband to each home through our all-fiber network, FTTH, an IP-based platform. At present, FTTH can deliver 2.5 Gbps and up to 10 Gbps, and we have deployed FTTH in all cities and in the majority of municipalities in the Philippines. This network provides broadband availability to approximately 19.4 million homes passed, as at December 31, 2025.

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

We also have an IP backbone (IPBB) network, composed of high-capacity, high-performance core and edge routers, with capacities of up to 100Gbps per port in key exchanges that provide IP connectivity to the different network elements built for PLDT, Smart and other subsidiaries and affiliates. It serves as a common and highly resilient IP transport platform for all our IP-based services. In 2020, the IPBB underwent a transformation project called the “Transport Network Transformation Project” (TNT Project), which significantly increased the network’s capacity and upgraded its routing technology to the latest technology, including segment routing and software defined network (SDN) technology.

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

International

PLDT’s international network was designed and built to support IP-based international services, including voice, messaging, international enterprise solutions, and the Internet services of the PLDT Group. The international network also supports in part requirements of the international retail business run by PLDT Global in various locations in Asia, Europe and the United States.

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

To localize international internet content, PLDT employs local transparent caching network, and additionally, a network of content provider/distributor-supplied local caching servers at key locations. With these facilities, high demand content from popular content and content delivery network providers are available locally and are delivered to PLDT customers.

PLDT operates the Philippines’ most extensive international submarine cable network. As at December 31, 2025, PLDT maintains and operates three international cable landing stations in La Union and Batangas for international cables coming from the West Philippine Sea, and in Daet in the east for international cables coming from the Pacific Ocean. In May 2023, the NTC issued provisional authority to build new international cable landing stations in Baler, Aurora in the Northeast, which is targeted for completion in 2026, and in Digos, Davao in the Southern coastal borders of the Philippines, which was completed in 2025. These will provide telco carriers new alternative routes which do not traverse the usual West Philippine Sea Waters.

In February 2025, ADC went into service and is expected to support new fixed and mobile services requirements.

PLDT is also working closely with other Asian carriers and Hyperscalers to build the Apricot Cable. The completion of the Apricot cable in 2028 will further augment PLDT's international capacity for data traffic, particularly to the U.S. and across Asia and the Pacific.

PLDT’s international automatic optical transport switching system and carrier ethernet network continues to provide effective redundancy and continuity of service to Hong Kong, Japan, Singapore, and the U.S. Mainland for premium enterprise clients. Additional dedicated submarine cable circuits were provisioned, and capacity of nodes upgraded, to support growing business requirements.

INTERCONNECTION AGREEMENTS

Since the issuance of Executive Order, or E.O., No. 59 in 1993, which requires the non-discriminatory interconnection of Philippine carriers’ networks, PLDT has entered into bilateral interconnection arrangements with other Philippine fixed line and mobile carriers. See Item 1. “Description of Business – Licenses and Regulations – Regulatory Tariffs” for further discussion.

PLDT has direct interconnection agreements with foreign carriers. PLDT also carries international calls terminating to Smart network where it has no direct interconnections.

FRANCHISES, LICENSES AND REGULATIONS

Franchises

The table below provides the expiry dates of franchises for our Company and subsidiaries, renewal of which are subject to the provisions of the KP Act:

Company	Expiry Dates of Franchises

PLDT	November 28, 2028
Clarktel(1)	June 30, 2024
Smart	May 19, 2042
SBI	November 11, 2047
DMPI	April 1, 2028
CURE	May 26, 2026
PDSI	January 26, 2026

(1)
Clarktel applied for an extension which remains pending with the Congress as at the date of this report. On November 20, 2024, Clarktel was granted a VAS license by the NTC valid until November 2029. However, with the KP Act coming into effect on September 14, 2025, Clarktel no longer requires a legislative franchise.

Licenses

Pursuant to RA 7925, a franchise holder is required to obtain a CPCN/Provisional Authority (PA) from the National Telecommunications Commission (NTC) to provide specific telecommunications services authorized under its franchise. The NTC, an attached agency of the Department of Information and Communications Technology (DICT) regulates and supervises our business under the provisions of the Public Service Act (RA 11659, as amended), Executive Order (EO) Nos. 59 and 109, and RA 7925.

Material Effects of Regulation on our Business

In addition to the KP Act, other laws enacted by the Philippine Congress and issuances of certain Philippine Government Agencies regulate the manner in which we conduct our business, including:

•
Executive Order No. 109, requires operators of international gateway facilities and mobile telephone operators to install a minimum number of local exchange lines. Smart and PCEV were required to install 700,000 and 400,000 rural lines, respectively, and each received a certificate of compliance from the NTC in 1999.
•
Republic Act No. 11930, otherwise known as the Anti-Online Sexual Abuse or Exploitation of Children (OSAEC) and Anti-Child Sexual Abuse or Exploitation Materials (CSAEM) Act. ISP's are required to develop, establish and install mechanisms or measures designed to prevent, detect, respond or report violations of this Act.
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
•
Republic Act No. 11202 or MNP Act and NTC Memorandum Circular No. 03-06-2019 (the IRR of the MNP Act, issued on June 11, 2019), allow qualified customers to retain their mobile numbers when they move from one MSP to another, or change the type of subscription from postpaid to prepaid or vice versa. MNP is completely free of charge.
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
•
Executive Order No. 32 (Streamlining the Permitting Process for the Construction of Telecommunications and Internet Infrastructure) signed by President Ferdinand Marcos, Jr. on July 4, 2023, streamlined the permitting process for the construction of telecommunications and internet infrastructure. Executive Order No. 32 further extends the implementation of streamlined permitting processes and procedures under the Bayanihan to Recover as One Act (RA 11494) and the Joint Memorandum Circulars issued by the Anti Red Tape Authority, et al. which expired in September 2023. On December 1, 2023, ARTA released the signed copy of Executive Order No. 32’s IRR.
•
RA 11659 or the Amendment to the Public Service Act, which took effect on April 12, 2022, limits the definition of public utilities to the distribution and transmission of electricity, petroleum and petroleum products pipeline transmission systems, water pipeline distribution and wastewater pipeline systems, seaports and public utility vehicles. This law excludes telecommunications from the definition of public utility thereby allowing full foreign ownership in companies engaged in telecommunications.
•
RA 11934 or the SIM Registration Act took effect on October 28, 2022. Under this law, all end-users are required to register their SIMs with PTEs as a pre-requisite to the activation thereof. On September 18, 2023, the NTC issued Memorandum Order No. 010-09-2023 providing guidelines for PTEs in the conduct of processes to verify submitted information and data by end-users of SIMs under the SIM Registration Act and its IRR.
•
Memorandum Circular No. 2023-017 issued by the DILG on January 25, 2023, reiterated previous DILG issuance/policy enjoining local officials to exercise their powers to reclaim and clear public roads which are being used for private purposes. Consequently, many PLDT poles, including cables and cabinets, were required to be removed or relocated.
•
On September 27, 2023, the NTC issued a Memorandum ordering Public Telecommunications Entities to block or deactivate person-to-person text messages with clickable domains, Uniform Resource Locators (URLs), URL shortening services links, Smart Links and/or QR Codes.

•
NTC Memorandum Circular No. 006-010-2023, issued on October 20, 2023, provides for a Zero Spectrum User Fee (SUF) for the use of radio frequency bands 2400MHz to 2483.5MHz, 5150MHz-5350MH, 5470MHz-5850MHz for wireless connectivity under: (a) short-range devices; (b) wireless data networks; and (c) broadband wireless access.

See Item 3. “Key Information – Risk Factors – Risks Relating to Us – Our business is subject to extensive laws and regulations, including regulations in respect of our public ownership, service rates and taxes, as well as antitrust laws. Any changes in such laws and regulations or interpretations thereto, or failure to comply with regulatory changes, could adversely affect our business and prospects.” for further discussion.

Regulatory Tariffs

Interconnect access charges are paid by one carrier to another for calls originating from a carrier’s network and terminating to another carrier’s network. Pursuant to NTC Memorandum Circular No. 05-07-2018, effective on September 1, 2018, PLDT’s interconnection charges for all calls is uniformly set at Php0.50 per minute.

PLDT has continually and actively negotiated with other legitimate Philippine fixed and CMTS carriers for interconnection based on the guidelines issued by the NTC and other authorized government agencies. These carriers include the major fixed and mobile players in the industry with nationwide operations, PAPTELCO and other non-PAPTELCO players, both of which usually operate in selected towns in the countryside.

By virtue of RA No. 11202 or the MNP Act, interconnection fees or charges are no longer imposed by MSPs for domestic calls and SMS made by subscribers. Thus, since January 2, 2020, no interconnect fees are charged for mobile domestic calls and SMS. This provision does not cover interconnection fees charged by fixed-line operators.

SEASONALITY

Our business is not subject to any material seasonal fluctuations.

COMPETITION

The telecommunications market is competitive. Including us, there are five major local exchange carriers, seven major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants in the Philippine telecommunications market have entered into strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support, as well as service innovations and marketing strategies. To protect our market position, we need to continually invest in our network infrastructure to comply with regulatory obligations and to ensure that our services remain competitive. We also need to be able to identify market trends and customer preferences for our services to remain relevant. See Item 4. “Information on the Company – Competition” for further discussion.

Mobile Services

Currently, there are three major mobile operators, namely Smart, Globe and Dito. As at December 31, 2025, mobile market penetration in the Philippines was approximately 125%, based on the number of SIM cards issued.

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

Data Services

In recent years, the market for data services has been the fastest growing segment in the Philippine telecommunications industry. This development has been spurred by the significant growth in demand for consumer and retail broadband internet access, enterprise resource planning applications, customer relationship management, knowledge processing solutions, online gaming and other e-services that drive the need for broadband and internet-protocol based solutions both in the Philippines and abroad. Our major competitors in this area are Globe and Converge ICT Solutions, Inc. The principal bases of competition in the data services market are coverage, price, content, value for money, bundles or free gifts, user experience, and customer service. PLDT remains committed to competing in this segment by leveraging on its overall strategy to focus on customer-centricity, maintain network leadership, broaden its distribution platform and increase its ability to deliver multimedia content.

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

International

Revenues from this segment of the industry have significantly declined over the years with the advent of: (i) the popularity of alternative and cheaper modes of communication such as e-mail, instant messaging, social-networking (such as Facebook, Twitter and Instagram), including “free services” over the internet (such as Viber, Telegram, Line, Facebook Messenger, Zoom and WhatsApp, and similar services); and (ii) the establishment of VPNs for several corporate entities, which have further heightened competition.

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

The number of inbound international voice calls into the Philippines continues to be negatively impacted by the popularity of OTT services due to improved internet access and the continued increase of smartphone adoption. One measure to slow down the decline in the remaining ILD traffic is PLDT’s strategic partnership with Saudi Telecom Company. Joint efforts on traffic sales management and anti-fraud programs have resulted in sustained business value for the ILD business.

Domestic

Our domestic service business has been negatively affected by the widespread availability and growing popularity of alternative economical to free non-voice methods of communication, particularly OTT services, e-mail and social media, resulting in the change in the market’s communications habits as evidenced by the growing number of mobile subscribers in the Philippines. In addition, VAS providers have launched voice services via the internet to their subscribers nationwide.

While domestic call volumes have been declining, we have remained the leading provider of domestic service in the Philippines due to our significant subscriber base and ownership of the Philippines’ most extensive transmission network.

ENVIRONMENTAL MATTERS

Environmental Management and Stewardship

Environmental management is a key component to PLDT’s sustainability roadmap and commitment towards responsible business conduct. Beyond regulatory compliance, we strive to continuously embed environmental stewardship principles into our operations, risk management, value creation, governance, and disclosure frameworks.

Management Approach

The PLDT Board of Directors, through its Governance, Nomination, and Sustainability Committee (GNSC), oversees the Company’s environmental and climate-related management strategies and programs. Additionally, the Board Risk Committee maintains parallel oversight of these matters with respect to the inclusion of climate and nature-related risks into the Company’s top enterprise risks.

Various Board-approved PLDT and Smart policies guide our environmental management approach, including our commitments on biodiversity, energy management, and water, as well as our CEO-approved Occupational Safety and Health & Environmental Commitments. These policies recognize the importance of environmental stewardship as a contributor to achieving business goals, as well as strengthening our alignment and compliance with environmental laws and regulations. These also foster alignment of values and commitments with our supply chain and business partners, reinforcing the PLDT Group Supplier Code of Conduct which enjoins suppliers to actively manage their environmental impact and ensure parallel compliance with regulations.

To ensure continuous improvement and transparency, we adhere to the ISO 14001:2015 (Environmental Management System) Standards, and align with relevant environmental principles, indicators, and disclosure standards of the United Nations Global Compact, the Philippine Financial Reporting Standards S2 on Climate-related Disclosures, Taskforce on Nature-related Financial Disclosures, and CDP, among others.

Operationalizing our commitments, PLDT and Smart Corporate Environment, Health, and Safety (CEHS), Property, Facilities, Asset Resilience Management (PFARM) and Network units implement environmental management processes and mechanisms to assess and manage our environmental impact, as well as ensure regular monitoring of the performance of all facilities, equipment, and generator sets across the country. These teams also create and implement risk mitigation plans for facilities located in or near ecologically protected areas, including reforestation initiatives and stakeholder consultation efforts.

In addition, the PLDT Group has also designated Pollution Control Officers (PCOs) assigned to each company facility to reinforce environmental performance review and facilitate reporting on operational progress on a regular basis to the Department of Environment and Natural Resources (DENR), the Laguna Lake Development Authority, and other national and local regulatory bodies. The PCOs monitor compliance with laws and regulations on air, water, and pollution.

Across the organization, we conduct various trainings and campaigns for employees to promote awareness and ensure understanding of the impact of workplace operations on the environment and in communities where we operate.

To aid in the review and evaluation of our performance, we undertake periodic audits of our environmental management system through trained Internal Auditors and International Register of Certificated Auditors (IRCA)-certified Lead Auditors facilitating the implementation of the Environment, Health, and Safety (EHS) audit program across the different sites.

In 2025, PLDT and Smart continued to enforce a Supplier Code of Conduct and complementing sustainability guidelines and EHS manuals. These mandate suppliers to actively manage their environmental impact and comply with applicable environmental laws and regulations as part of their supply chain management processes.

CEHS teams successfully renewed relevant ISO certifications, following a surveillance audit conducted by the Group’s independent certifying body BSI Philippines Inc. The audit concluded with zero nonconformity findings, affirming the robustness, consistency, and effective implementation of the integrated Quality, Environmental, and Occupational Health and Safety Management System.

This successful renewal builds on the milestones achieved in 2024, when PLDT earned certifications for various international standards, including the ISO 14001:2015 (Environmental Management System). Smart was likewise recommended for these same set of certifications.

Opportunities for improvement identified during the audit were proactively addressed to further strengthen system effectiveness, governance, and operational discipline. These actions reinforce the PLDT Group’s culture of continuous improvement and its sustained commitment to high standards of quality, environmental performance, and workplace safety across operations.

Beyond our own operations, we work with our supply chain to undertake regular assessments and stakeholder consultations to manage the environmental impact of our facilities and operations. We integrate environmental criteria in the screening performance of our suppliers and hold various engagements to foster alignment of the supply chain with our policies and standards on environmental management.

Climate Change

The PLDT Group continues to recognize climate change as one of its top enterprise risks. This considers the high-risk profile and vulnerability of the Philippines to the worsening impacts of climate change, including more frequent and severe typhoons and weather disturbances with consequential effects such as flooding. The effects of climate change increase the likelihood of damage to the Group’s physical infrastructure and network equipment, which can consequently disrupt operations and delivery of services.

In 2025, we have expanded conduct of a comprehensive analysis to identify the impact of various climate scenarios on our assets and financials. Results guide continuing efforts to integrate climate and nature-related risk mitigation strategies into key aspects of our strategic planning, operational design, resource allocation, employee upskilling, and supply chain management programs.

Aside from managing physical impacts, the urgent need to address climate change in the Philippines may lead to the enactment of more stringent laws and regulations, which will further entail necessary investments, resources, and capacity-building efforts for the PLDT Group to remain compliant and competitive. We also continue to support the government in fostering a whole-of-nation approach towards climate action, helping ensure just transition of our key stakeholders and anchoring our climate strategies on human welfare.

Operational Resource Efficiency

In support of the Philippines' Nationally Determined Contribution under the Paris Agreement and the global ambition to achieve Net Zero by 2050, the PLDT Group developed a decarbonization roadmap that aims to reduce its Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 40% by 2030 against a 2019 baseline. Such target is underpinned by various initiatives that promote energy and operational resource efficiency, as well as the adoption of renewable energy and green technologies across our operations. These measures are also aimed at achieving resource cost-efficiencies and ensuring uninterrupted operations and delivery of services.

In line with Republic Act No. 11285 or the Energy Efficiency and Conservation Act, the PLDT Group continues to strengthen its energy efficiency and management initiatives across its network sites and facilities nationwide. We have established dedicated teams and internal experts to manage our energy management performance, including Certified Energy Managers and Certified Energy Auditors.

In addition, we have ramped up audits of the energy management performance of our critical network sites and base stations nationwide. These audits evaluate equipment performance, cooling systems, site layouts, and onsite energy practices to identify targeted improvements that enhance energy efficiency and strengthen network reliability. These also serve as capacity-building engagements for our field personnel, reinforcing their ability to apply energy management best practices on the ground.

As part of our broader efforts to optimize energy use and advance our decarbonization roadmap, we implement various energy efficiency measures, including the installation of direct current generator sets, solar panels, and photovoltaic cells. These have been designed to enable us to ensure wireless network coverage in remote areas, and reduce our dependence on diesel-fueled generators in cases of power failures and emergency situations. We have also put in place a company-wide mechanism for fuel requests, as well as active tools to validate electricity use and improve resource consumption efficiency.

Alongside energy efficiency initiatives, we have also been expanding supply partnerships to further increase the share of renewables in our energy mix, under the Department of Energy’s Green Energy Option Program and the Energy Regulatory Commission’s Retail Aggregation Program. For our fleet, we are advancing a rationalization program which is expected to contribute to reductions in our fuel consumption and GHG emissions.

Meanwhile, we also keep track of our water consumption and operationalize water efficiency efforts, recognizing water as a scarce natural resource. These include the use of advanced cooling systems in our data centers and the installation of rainwater catchment systems in key facilities. We also ensure that our wastewater is treated and disposed of in accordance with regulatory requirements, especially for facilities not served by local water utilities. Throughout the year, we also integrate water into our organizational campaigns to promote employee awareness on our consumption and encourage them to contribute to efficiency initiatives.

Circularity and Waste Management

Circularity and effective waste management are among the key focus areas of the PLDT Group’s environmental management roadmap. With the goal of reducing our overall waste generation, we implement mechanisms continuously to track our waste performance, set targets for programs that minimize waste, capacitate our employees, and leverage innovation and strategic partnerships in support of circularity.

To manage solid waste, we have deployed waste segregation mechanisms and refreshed waste bin systems to our facilities nationwide. In parallel, we continuously train our personnel to ensure adherence of each facility with national and local government regulations and waste collection schemes.

To manage plastic packaging waste, PLDT and Smart have strengthened commitment to the Extended Producers Responsibility Act (EPR) as registered Obliged Enterprises. In accordance with the law, the Group has engaged PCX Markets Philippines, Inc. as its Producer Responsibility Organization (PRO) for the implementation of its EPR programs and reporting.

During the year, we continued to train our employees and enable communities to reduce waste that end up in landfills, particularly through our participation in the X-Trash Challenge of the Philippine Business for Social Progress and Basic Environmental Systems and Technologies. PLDT and Smart employees participated by segregating their waste and exchanging recyclables, such as plastics, paper, and metals for environmental points. Accumulated points were subsequently used to procure grocery packs, which were consequently donated to an indigent community in Quezon City.

To promote circular use of network assets and better organize workplaces, we have strengthened our 5S Program and launched “AYOS 5S” in 2025. Under this program, we conducted a full inventory of network assets such as cables, radio equipment, modules, electrical and electronic components, computers, routers, servers, and power racks. Functional and reusable decommissioned network equipment were segregated for redeployment in new rollouts, sold, and repurposed, while non-usable assets were properly retired in accordance with environmental regulations. This initiative not only strengthened waste reduction and circularity practices, but also generated substantial cost savings, highlighting the business value of efficient asset utilization and responsible waste management.

To manage our hazardous and electronic waste (e-waste), we have maintained partnerships with various hazardous waste transporters and treaters accredited by the DENR. These covered used lead acid batteries from company vehicles, as well as e-wastes generated within our facilities and own operations.

Beyond our organization, we continued to expand our “Be Kind. Recycle.” program to encourage employees, customers, and stakeholder communities to properly dispose and recycling their e-wastes. While PLDT and Smart may not be producers of electronics, we recognize that the delivery of our services contributes to the generation of e-waste. To address this, we have set a target to make proper e-waste disposal and recycling accessible to PLDT and Smart employees, customers, and the public nationwide. Through partnerships with commercial establishments, schools, enterprise clients, and local government units like Baguio City where we continue to support a TSD facility, we have increased roll-out of e-waste collection bins and activated over 200 community partners from June 2023 to December 2025.

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

C. Organizational Structure

See Exhibit 8. “List of Subsidiaries” for a listing of PLDT’s significant subsidiaries, including name, country of incorporation, proportion of ownership interests and, where different, proportion of voting power held.

D. Properties and Equipment

As at December 31, 2025, the PLDT Group owns three office buildings located in Makati City and owns and operates fixed line exchanges nationwide.

As at December 31, 2025, our principal properties, excluding property under construction, consisted of the following, based on net book values:

•
45% consisted of central office equipment and network facilities, including IGFs, pure national toll exchanges and combined local and toll exchanges;
•
40% consisted of cable, wire and mobile facilities, including our DFON, subscriber cable facilities, inter-office trunking and toll cable facilities and mobile facilities;
•
7% consisted of land and improvements and buildings and improvements, which we acquired to house our telecommunications equipment, personnel, inventory and/or fleet; and
•
8% consisted of other work equipment.

For more information on these properties, see Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

These properties are located in areas where our subscribers are being served. In our opinion, these properties are in good condition, except for ordinary wear and tear, and are adequately insured.

The majority of our connecting lines are above or under public streets and properties owned by others. For example, for many years, the PLDT Group has been using the power pole network of Manila Electric Company (Meralco) in Metro Manila for PLDT’s fixed line aerial cables in this area pursuant to short-term lease agreements with Meralco with typically five-year and more recently one-year terms.

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

We expect that in 2026, cash from operating activities should enable us to fund our capital expenditures for the continued expansion and upgrading of our network infrastructure. We expect to make additional investments in our core facilities to leverage existing technologies and increase capacity. Our current estimate for consolidated capital expenditures in 2026 will be in the mid-Php50 billion range. See Item 5. “Operating and Financial Review and Prospects – Capital Expenditure Plans” for further discussion on our capital expenditures.

Item 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements (and the related notes) as at December 31, 2025 and 2024 and for each of the three years ended December 31, 2025, 2024 and 2023 included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under "Forward-Looking Statements" and Item 3. "Key Information – Risk Factors" and elsewhere in this report. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with IFRS Accounting Standards. For convenience, certain Philippine peso financial information in the following discussions have been converted to U.S. dollars at the exchange rate at December 31, 2025 of Php58.79 to US$1.00, as quoted through the BAP.

A. Operating Results

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

In addition, our results of operations and financial position are affected by fluctuations of the Philippine peso against the U.S. dollar.

Key Factors Affecting our Results of Operations

The key factors that have affected and that we expect will continue to affect our results of operations are set out below.

Competition

The telecommunications market is competitive. Including us, there are five major local exchange carriers, seven major international gateway facility providers and three major mobile operators in the Philippines. Some new entrants in the Philippine telecommunications market have entered strategic alliances with foreign telecommunications companies, which provide them with access to technological and funding support, as well as service innovations and marketing strategies. To protect our market position, we need to continually invest in our network infrastructure to comply with regulatory obligations and to ensure that our services remain competitive. We also need to be able to identify market trends and customer preferences for our services to remain relevant. See Item 4. “Information on the Company – Competition” for further discussions.

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

In providing data services, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. In the mobile data business, to provide our subscribers with new and better services, we must enhance our mobile network and extend 5G technology and bandwidth for mobile data transmission. In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will require increased capital expenditures.

Regulations

We are significantly affected by laws and regulations, particularly those relating to service rates, taxes, labor and antitrust, and may incur significant capital expenditures to ensure compliance with such laws and regulations. For example, the NTC regulates the rates we are permitted to charge for services that have not yet been deregulated, such as local exchange services. We are also subject to a number of local and national taxes. We are also subject to antitrust and labor laws. We have an on-going petition with the PCC with respect to our acquisition of the telecommunications business of SMC in 2016, as well as an outstanding petition pending resolution by the Philippine Supreme Court with respect to the regularization orders by the DOLE. For more details of the regulations to which we are subject and their impacts on our business, see Item 4. “Information on the Company – Franchises, Licenses and Regulations”.

Financial Instruments

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

Key Components of Results of Operations

Revenues

We generate revenues primarily from providing the following telecommunications services: cellular voice, SMS and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. Revenue from contracts with customers for the provision of the aforementioned services comprise service revenue and non-service revenue. Services may be rendered separately or bundled with goods or other services.

In each of the years ended December 31, 2025, 2024 and 2023, the majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

See Note 2 – Summary of Material Accounting Policies – Revenues from contracts with customers to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion of our revenues.

Expenses

Our expenses comprise (i) general operating costs, (ii) depreciation and amortization expenses, (iii) cost of devices, accessories and contract-specific services, (iv) asset impairment and (v) interconnection costs.

General Operating Costs

We incur general operating costs comprising the cost of repairs and maintenance, employee compensation and benefits, fees for professional and other contracted services, selling and promotions, taxes and licenses, insurance and security services, rent, communication, training and travel, and other expenses.

Depreciation and Amortization Expenses

We incur depreciation and amortization expenses in relation to our property and equipment, lease for our properties and subscriber contract cost to fulfill.

Cost of Devices, Accessories and Contract-specific Services

Cost of devices and accessories comprise the cost of mobile handsets, phone units and broadband data modems and devices which we purchase for sale to customers. Cost of contract-specific services comprise the costs from third-party vendors that are directly identifiable and distinct to specific customer contracts where we are the principal, such as content, license, and maintenance/warranty costs.

Asset Impairment

Asset impairment primarily comprises impairment on trade and other receivables, inventories and supplies, contract assets, property and equipment and other non-current assets.

Other Income (Expenses) – Net

Other income (expenses) – net primarily comprises gains (losses) on derivative financial instruments, gains on sale and leaseback of telecom towers, interest income, equity share in net income (losses) of associates and joint ventures, financing costs, foreign exchange gains (losses), and other miscellaneous income.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years presented, both in millions and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of operations in any period are not necessarily indicative of our future trends.

	2025	%	2024	%	2023	%
	(amounts in million Php)
Revenues from contracts with customers
Service Revenues	212,186	97	208,382	96	201,832	96
Non-service Revenues	6,202	3	8,451	4	9,121	4
	218,388	100	216,833	100	210,953	100
Expenses
General operating costs	75,789	35	78,068	36	81,655	39
Depreciation and amortization	59,487	27	56,228	26	58,662	28
Cost of devices, accessories and contract-specific services	12,784	6	14,011	6	15,092	7
Asset impairment	3,970	2	4,321	2	4,432	2
Interconnection costs	16,010	7	13,718	6	10,418	5
	168,040	77	166,346	77	170,259	81
	50,348	23	50,487	23	40,694	19
Other Expenses – net	(12,658)	(6)	(9,943)	(5)	(5,984)	(3)
Income Before Income Tax from Continuing Operations	37,690	17	40,544	19	34,710	16
Provision for Income Tax	8,821	4	9,601	4	9,170	4
Net Income from Continuing Operations	28,869	13	30,943	14	25,540	12
Net Loss from Discontinued Operations	—	—	—	—	(41)	—
Net Income	28,869	13	30,943	14	25,499	12

The following table shows the contribution by each of our business segments to our consolidated statement of operations for the years presented.

	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
		(amounts in million Php)
For the year ended December 31, 2025
Revenues	103,316	130,810	—	(15,738)	218,388
Expenses	86,583	95,585	7	(14,135)	168,040
Other income (expenses) – net	(4,587)	(2,816)	546	(5,801)	(12,658)
Income (loss) before income tax	12,146	32,409	539	(7,404)	37,690
Provision for (benefit from) income tax	2,709	6,810	(29)	(669)	8,821
Net income/Segment profit	9,437	25,599	568	(6,735)	28,869
For the year ended December 31, 2024
Revenues	105,734	126,490	—	(15,391)	216,833
Expenses	86,653	95,357	90	(15,754)	166,346
Other income (expenses) – net	(5,504)	6,370	(988)	(9,821)	(9,943)
Income (loss) before income tax	13,577	37,503	(1,078)	(9,458)	40,544
Provision for (benefit from) income tax	3,086	6,154	(9)	370	9,601
Net income (loss)/Segment profit (loss)	10,491	31,349	(1,069)	(9,828)	30,943
For the year ended December 31, 2023
Revenues	104,401	120,734	—	(14,182)	210,953
Expenses	82,827	102,352	18	(14,938)	170,259
Other income (expenses) – net	1,169	10,696	(2,251)	(15,598)	(5,984)
Income (loss) before income tax	22,743	29,078	(2,269)	(14,842)	34,710
Provision for income tax	5,458	3,652	1	59	9,170
Net income (loss)/Segment profit (loss)	17,285	25,426	(2,270)	(14,901)	25,499
Continuing operations	17,285	25,426	(2,270)	(14,901)	25,540
Discontinued operations	—	—	—	—	(41)

The following table shows the breakdown of our consolidated revenues by service and non-service revenues for the years ended December 31, 2025, 2024 and 2023:

	Wireless	Fixed Line	Intersegment and Consolidation Entries	Consolidated
		(amounts in million Php)
For the year ended December 31, 2025
Service Revenues
Wireless	97,568		(699)	96,869
Mobile	95,619		(646)	94,973
Fixed Wireless broadband	1,896		—	1,896
Other services	53		(53)	—
Fixed Line		130,355	(15,038)	115,317
Voice(1)		31,226	(1,254)	29,972
Data		99,068	(13,784)	85,284
Home broadband		53,375	(17)	53,358
Corporate data and ICT		45,693	(13,767)	31,926
Miscellaneous		61	—	61
Total Service Revenues	97,568	130,355	(15,737)	212,186
Non-Service Revenues
Sale of devices and accessories	5,748	455	(1)	6,202
Total Non-Service Revenues	5,748	455	(1)	6,202
Total Revenues	103,316	130,810	(15,738)	218,388
For the year ended December 31, 2024
Service Revenues(2)
Wireless	97,779		(790)	96,989
Mobile	96,246		(738)	95,508
Fixed Wireless broadband	1,481		—	1,481
Other services	52		(52)	—
Fixed Line		125,994	(14,601)	111,393
Voice(1)		29,660	(1,560)	28,100
Data		96,269	(13,041)	83,228
Home broadband		51,759	(18)	51,741
Corporate data and ICT		44,510	(13,023)	31,487
Miscellaneous		65	—	65
Total Service Revenues	97,779	125,994	(15,391)	208,382
Non-Service Revenues
Sale of devices and accessories	7,955	496	—	8,451
Total Non-Service Revenues	7,955	496	—	8,451
Total Revenues	105,734	126,490	(15,391)	216,833
For the year ended December 31, 2023
Service Revenues(2)
Wireless	95,677		(683)	94,994
Mobile	94,007		(642)	93,365
Fixed Wireless broadband	1,629		—	1,629
Other services	41		(41)	—
Fixed Line		120,336	(13,498)	106,838
Voice(1)		26,686	(1,526)	25,160
Data		93,597	(11,972)	81,625
Home broadband		50,876	(24)	50,852
Corporate data and ICT		42,721	(11,948)	30,773
Miscellaneous		53	—	53
Total Service Revenues	95,677	120,336	(14,181)	201,832
Non-Service Revenues
Sale of devices and accessories	8,724	398	(1)	9,121
Total Non-Service Revenues	8,724	398	(1)	9,121
Total Revenues	104,401	120,734	(14,182)	210,953
(1)
Consolidated voice services revenues include wholesale international voice of Php15,151 million, Php12,772 million and Php9,304 million with corresponding costs of Php14,887 million, Php12,535 million and Php9,258 million for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)
Certain amounts for the year ended December 31, 2024 and 2023 were reclassified to conform with the current presentation.

Comparison of Years Ended December 31, 2025 and 2024

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php218,388 million in 2025, an increase of Php1,555 million, or 1%, as compared with Php216,833 million in 2024, primarily due to higher consolidated revenues from data and voice services, partially offset by lower consolidated non-service revenues.

Our consolidated service revenues of Php212,186 million in 2025, increased by Php3,804 million, or 2%, from Php208,382 million in 2024. Our consolidated non-service revenues of Php6,202 million in 2025, decreased by Php2,249 million, or 27%, from Php8,451 million in 2024.

Consolidated service revenues, net of interconnection costs of Php16,010 million, amounted to Php196,176 million in 2025, an increase of Php1,512 million, or 1%, from Php194,664 million in 2024.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2025 and 2024:

					Change
	2025	%	2024	%	Amount	%
	(amounts in million Php)
Wireless	103,316	47	105,734	49	(2,418)	(2)
Fixed Line	130,810	60	126,490	58	4,320	3
Inter-segment transactions	(15,738)	(7)	(15,391)	(7)	(347)	(2)
Consolidated	218,388	100	216,833	100	1,555	1

Expenses

Consolidated expenses increased by Php1,694 million, or 1%, to Php168,040 million in 2025 from Php166,346 million in 2024, primarily due to higher depreciation and amortization, and interconnection costs, partially offset by lower expenses related to general operating costs, cost of devices, accessories and contract-specific services, and asset impairment.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2025 and 2024:

					Change
	2025	%	2024	%	Amount	%
	(amounts in million Php)
Wireless	86,583	51	86,653	52	(70)	—
Fixed Line	95,585	57	95,357	57	228	—
Others	7	—	90	—	(83)	(92)
Inter-segment transactions	(14,135)	(8)	(15,754)	(9)	1,619	10
Consolidated	168,040	100	166,346	100	1,694	1

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php12,658 million in 2025, an increase of Php2,715 million, or 27%, from Php9,943 million in 2024, primarily due to the combined effects of the following: (i) higher net financing costs by Php2,668 million; (ii) net losses on derivative financial instruments of Php41 million in 2025 as against net gains on derivative financial instruments of Php1,641 million in 2024; (iii) higher net foreign exchange losses by Php514 million; (iv) lower interest income by Php197 million; (v) lower equity share in net losses by Php562 million; and (vi) higher other miscellaneous income – net by Php1,784 million.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2025 and 2024:

			Change
	2025	2024	Amount	%
	(amounts in million Php)
Wireless	(4,587)	(5,504)	917	17
Fixed Line	(2,816)	6,370	(9,186)	(144)
Others	546	(988)	1,534	155
Inter-segment transactions	(5,801)	(9,821)	4,020	41
Consolidated	(12,658)	(9,943)	(2,715)	(27)

Net Income

Consolidated net income decreased by Php2,074 million, or 7%, to Php28,869 million in 2025 from Php30,943 million in 2024. The decrease was mainly due to the combined effects of the following: (i) higher consolidated other expenses – net by Php2,715 million; (ii) higher consolidated expenses by Php1,694 million; (iii) higher consolidated revenues by Php1,555 million; and (iv) lower provision for income tax by Php780 million. Our consolidated basic and diluted EPS decreased to Php132.38 in 2025 from Php141.80 in 2024. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the years ended December 31, 2025 and 2024.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2025 and 2024:

					Change
	2025	%	2024	%	Amount	%
	(amounts in million Php)
Wireless	9,437	33	10,491	34	(1,054)	(10)
Fixed Line	25,599	88	31,349	101	(5,750)	(18)
Others	568	2	(1,069)	(3)	1,637	153
Inter-segment transactions	(6,735)	(23)	(9,828)	(32)	3,093	31
Consolidated	28,869	100	30,943	100	(2,074)	(7)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php103,316 million from our Wireless business segment in 2025, a decrease of Php2,418 million, or 2%, from Php105,734 million in 2024.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2025 and 2024:

					Increase (Decrease)
	2025	%	2024	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	95,619	92	96,246	91	(627)	(1)
Fixed Wireless broadband	1,896	2	1,481	1	415	28
Other services(1)	53	—	52	—	1	2
Total Wireless Service Revenues	97,568	94	97,779	92	(211)	—
Non-Service Revenues:
Sale of devices and accessories	5,748	6	7,955	8	(2,207)	(28)
Total Wireless Revenues	103,316	100	105,734	100	(2,418)	(2)
(1)
Includes facility service fees.

Service Revenues

Our wireless service revenues decreased by Php211 million to Php97,568 million in 2025 as compared with Php97,779 million in 2024, primarily due to lower revenues from our legacy mobile services (voice and SMS), partially offset by higher revenues from mobile data and fixed wireless broadband services. As a percentage of our total wireless revenues, service revenues accounted for 94% and 92% in 2025 and 2024, respectively.

Wireless service revenues, net of interconnection costs, amounted to Php96,527 million in 2025, a decrease of Php281 million from Php96,808 million in 2024.

Mobile Services

Our mobile service revenues amounted to Php95,619 million in 2025, a decrease of Php627 million, or 1%, from Php96,246 million in 2024. Mobile service revenues accounted for 98% of our wireless service revenues in each of 2025 and 2024.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2025 and 2024:

					Increase (Decrease)
	2025	%	2024(1)%		Amount	%
	(amounts in million Php)
Mobile Services:
Data	79,604	83	78,971	82	633	1
Voice	8,446	9	9,374	10	(928)	(10)
SMS	6,401	7	6,761	7	(360)	(5)
Others(2)	1,168	1	1,140	1	28	2
Total	95,619	100	96,246	100	(627)	(1)
(1)
Certain amounts for the year ended December 31, 2024 were reclassified to conform with the current year presentation.
(2)
Refers to other non-subscriber-related revenues.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php633 million, or 1%, to Php79,604 million in 2025 from Php78,971 million in 2024 due to higher mobile internet revenues, partially offset by lower mobile broadband data revenues.

Data services accounted for 83% and 82% of our mobile service revenues for the years ended December 31, 2025 and 2024, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2025 and 2024:

					Increase (Decrease)
	2025	%	2024	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	76,344	96	75,061	95	1,283	2
Mobile broadband	1,677	2	2,255	3	(578)	(26)
Other data	1,583	2	1,655	2	(72)	(4)
Total	79,604	100	78,971	100	633	1

(1)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php1,283 million, or 2%, to Php76,344 million in 2025 from Php75,061 million in 2024, primarily due to our mobile data offerings, such as Power All, Magic Data and Unli 5G offers. Smart continues to drive usage and top-ups via Smart App, the Smart Online Store, digital touchpoints and its retailer network. The increase in data traffic was driven by the 5G network expansion, growth of 5G devices, leading to higher 5G data usage.

Smart has also rolled out 5G offers and device financing through partnerships with credit card companies to drive more users on 5G. Smart also launched iPhones on prepaid to drive 5G adoption in the prepaid category.

Mobile internet services accounted for 80% and 78% of our mobile service revenues in 2025 and 2024, respectively.

Mobile Broadband

Mobile broadband revenues generated from the use of pocket WiFi, amounted to Php1,677 million in 2025, a decrease of Php578 million, or 26%, from Php2,255 million in 2024, primarily due to lower demand for pocket WiFi devices.

Mobile broadband services accounted for 2% of our mobile service revenues in each of 2025 and 2024.

Other Data

Revenues from our other data services, which include VAS and domestic leased lines, decreased by Php72 million, or 4%, to Php1,583 million in 2025 from Php1,655 million in 2024.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php928 million, or 10%, to Php8,446 million in 2025 from Php9,374 million in 2024, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. Nevertheless, our core modernization phase 1, which was finished in the fourth quarter of 2025 has enabled better voice services such as VoLTE, Voice over WiFi (VoWiFi) and ViLTE which has improved our voice revenues despite our 3G shutdown. Mobile voice services accounted for 9% and 10% of our mobile service revenues in 2025 and 2024, respectively.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php360 million, or 5%, to Php6,401 million in 2025 from Php6,761 million in 2024, mainly on account of the decline in SMS volumes resulting from the increased adoption of alternative messaging solutions such as OTT messaging, social media and chat applications. Mobile SMS services accounted for 7% of our mobile service revenues in each of 2025 and 2024.

Other Mobile Services

Mobile revenues from other services increased by Php28 million, or 2%, to Php1,168 million in 2025 from Php1,140 million in 2024 mainly due to higher other subscriber-related revenues.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at December 31, 2025 and 2024:

			Increase (Decrease)
	2025	2024	Amount	%
Mobile subscriber base(1)
Prepaid	57,534,812	56,731,489	803,323	1
Smart(2)	21,713,502	21,759,728	(46,226)	—
TNT	35,821,310	34,971,761	849,549	2
Postpaid	2,356,708	2,258,318	98,390	4
Total	59,891,520	58,989,807	901,713	2

(1)
Includes mobile broadband subscribers.
(2)
Includes KIQ subscribers.

In view of the SIM Registration Act, we recognize a prepaid mobile subscriber as active upon registration of the SIM card. We consider a prepaid mobile subscriber as churned if the subscriber does not reload within 180 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers were 2.5% and 2.2% in 2025 and 2024, respectively, while the average monthly churn rates for TNT subscribers were 2.3% and 2.0% in 2025 and 2024, respectively.

The average monthly churn rates for Postpaid subscribers were 1.2% and 1.1% in 2025 and 2024, respectively.

The following table summarizes our average monthly ARPUs for the years ended December 31, 2025 and 2024:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2025	2024	Amount	%	2025	2024	Amount	%
	(amounts in Php)
Prepaid
Smart	132	137	(5)	(4)%	119	123	(4)	(3)%
TNT	112	115	(3)	(3)%	102	105	(3)	(3)%
Postpaid	719	729	(10)	(1)%	670	688	(18)	(3)%

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

Fixed Wireless Broadband

Revenues from our Fixed Wireless Broadband services amounted to Php1,896 million in 2025, an increase of Php415 million, or 28%, from Php1,481 million in 2024.

Other Services

Revenues from our other services amounted to Php53 million in 2025, an increase of Php1 million, or 2%, from Php52 million in 2024.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data routers and devices. Our wireless non-service revenues decreased by Php2,207 million, or 28%, to Php5,748 million in 2025 from Php7,955 million in 2024, primarily due to tighter credit parameters resulting in lower number of mobile handsets issued.

Expenses

Expenses associated with our Wireless business segment amounted to Php86,583 million in 2025, a decrease of Php70 million from Php86,653 million in 2024. The decrease was attributable to lower cost of devices, accessories and contract-specific services, general operating costs and asset impairment, partially offset by higher expenses related to depreciation and amortization and interconnection costs. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 84% and 82% in 2025 and 2024, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2025 and 2024 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2025	%	2024	%	Amount	%
	(amounts in million Php)
Depreciation and amortization	40,560	47	36,483	42	4,077	11
General operating costs	36,637	42	37,813	44	(1,176)	(3)
Cost of devices, accessories and cost-specific services	7,693	9	10,480	12	(2,787)	(27)
Asset impairment	652	1	906	1	(254)	(28)
	85,542	99	85,682	99	(140)	—
Interconnection costs	1,041	1	971	1	70	7
Total	86,583	100	86,653	100	(70)	—

General operating costs decreased by Php1,176 million, or 3%, from 2024 to Php36,637 million in 2025, primarily due to lower expenses related to selling and promotions, compensation and employee benefits, and professional and other contracted services, partially offset by higher expenses related to taxes and licenses, and repairs and maintenance.

Depreciation and amortization charges increased by Php4,077 million, or 11%, from 2024 to Php40,560 million in 2025, mainly on account of higher accelerated depreciation recognized in 2025 for the modernization of certain technology equipment, combined with the depreciation of newly capitalized property and equipment, and higher amortization of capitalized leases arising from the sale and leaseback of telecom towers.

Cost of devices, accessories and contract-specific services decreased by Php2,787 million, or 27%, from 2024 to Php7,693 million in 2025, primarily due to lower number of units issued for mobile handsets and lower SIM printing costs.

Asset impairment decreased by Php254 million, or 28%, from 2024 to Php652 million in 2025, primarily due to lower provision for inventory obsolescence.

Interconnection costs increased by Php70 million, or 7%, from 2024 to Php1,041 million in 2025.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2025 and 2024:

			Change
	2025	2024	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	554	698	(144)	(21)
Equity share in net earnings (losses) of associates and joint ventures	(11)	—	(11)	(100)
Foreign exchange gains (losses) – net	(12)	775	(787)	(102)
Gains (losses) on derivative financial instruments – net	(27)	885	(912)	(103)
Financing costs – net	(9,941)	(9,763)	(178)	(2)
Other income – net	4,850	1,901	2,949	155
Total	(4,587)	(5,504)	917	17

Our Wireless business segment’s other expenses – net amounted to Php4,587 million in 2025, a decrease of Php917 million, or 17%, from Php5,504 million in 2024, primarily due to the combined effects of the following: (i) net losses on derivative financial instruments of Php27 million in 2025 as against net gains on derivative financial instruments of Php885 million in 2024 mainly due to lower depreciation of the Philippine peso relative to the U.S. dollar in 2025 as compared to 2024; (ii) net foreign exchange losses of Php12 million in 2025 from net foreign exchange gains of Php775 million in 2024 mainly on account of revaluation of net foreign currency-denominated liabilities; (iii) higher net financing costs by Php178 million; (iv) lower interest income by Php144 million; (v) equity share in net losses of associates of Php11 million; and (vi) higher other income – net by Php2,949 million, which includes reversal of excess LTIP accrual.

Provision for Income Tax

Provision for income tax amounted to Php2,709 million in 2025, a decrease of Php377 million, or 12%, from Php3,086 million in 2024, mainly due to lower net income before tax.

Net Income

As a result of the foregoing, our Wireless business segment’s net income decreased by Php1,054 million, or 10%, to Php9,437 million in 2025 from Php10,491 million in 2024.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php130,810 million in 2025, an increase of Php4,320 million, or 3%, from Php126,490 million in 2024.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2025 and 2024:

					Increase (Decrease)
	2025	%	2024(1)%		Amount	%
	(amounts in million Php)
Service Revenues:
Data	99,068	76	96,269	76	2,799	3
Voice	31,226	24	29,660	24	1,566	5
Miscellaneous	61	—	65	—	(4)	(6)
Total Fixed Line Service Revenues	130,355	100	125,994	100	4,361	3
Non-Service Revenues:
Sale of devices and accessories	455	—	496	—	(41)	(8)
Total Fixed Line Revenues	130,810	100	126,490	100	4,320	3
(1)
Certain amounts for the year ended December 31, 2024 were reclassified to conform with current presentation.

Service Revenues

Our fixed line service revenues increased by Php4,361 million, or 3%, to Php130,355 million in 2025 from Php125,994 million in 2024, primarily due to higher revenues from our data and voice services.

Fixed Line service revenues, net of interconnection costs, amounted to Php114,122 million in 2025, an increase of Php2,447 million, or 2%, from Php111,675 million in 2024.

Data Services

Our data services, which include Home broadband, corporate data, and ICT, posted revenues of Php99,068 million in 2025, an increase of Php2,799 million, or 3%, from Php96,269 million in 2024, primarily due to higher revenues from Home broadband and ICT services, partially offset by lower revenues from corporate data and leased lines. The percentage contribution of this service segment to our fixed line service revenues accounted for 76% in each of 2025 and 2024.

The following table shows information of our data service revenues for the years ended December 31, 2025 and 2024:

					Increase (Decrease)
	2025	%	2024	%	Amount	%
	(amounts in million Php)
Data service revenues
Home broadband	53,375	54	51,759	54	1,616	3
Corporate data and ICT	45,693	46	44,510	46	1,183	3
Total	99,068	100	96,269	100	2,799	3

Home Broadband

Home broadband data revenues amounted to Php53,375 million in 2025, an increase of Php1,616 million, or 3%, from Php51,759 million in 2024, mainly driven by the increasing demand for broadband services. Home broadband revenues accounted for 54% of fixed line data service revenues in each of 2025 and 2024.

Corporate Data and ICT

Corporate data services amounted to Php36,278 million in 2025, a decrease of Php398 million, or 1%, as compared with Php36,676 million in 2024, mainly due to lower revenues from legacy data networking services. Corporate data revenues accounted for 37% and 38% of our total data service revenues in 2025 and 2024, respectively.

ICT revenues increased by Php1,581 million, or 20%, to Php9,415 million in 2025 from Php7,834 million in 2024, mainly due to higher revenues from data center, managed IT services, data center, and data and AI solutions. The percentage contribution of this service segment to our total data service revenues accounted for 9% and 8% in 2025 and 2024, respectively.

Voice Services

Revenues from our voice services increased by Php1,566 million, or 5%, to Php31,226 million in 2025 from Php29,660 million in 2024, primarily due to higher revenues from wholesale international voice of PLDT Global driven by higher traffic volume. Excluding wholesale international voice revenues of Php15,533 million and Php13,224 million in 2025 and 2024, respectively, our voice services decreased by Php743 million, or 5%, to Php15,693 million in 2025 from Php16,436 million in 2024.

The percentage contribution of voice service revenues to our fixed line service revenues accounted for 24% in each of 2025 and 2024.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues decreased by Php4 million, or 6%, to Php61 million in 2025 from Php65 million in 2024.

Non-service Revenues

Non-service revenues decreased by Php41 million, or 8%, to Php455 million in 2025 from Php496 million in 2024.

Expenses

Expenses related to our Fixed Line business segment totaled Php95,585 million in 2025, an increase of Php228 million as compared with Php95,357 million in 2024. The increase was primarily due to higher interconnection costs, and cost of devices, accessories and contract-specific services, partly offset by lower depreciation and amortization, and general operating costs. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 73% and 75% in 2025 and 2024, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2025 and 2024 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2025	%	2024	%	Amount	%
	(amounts in million Php)
General operating costs	43,867	46	44,850	47	(983)	(2)
Depreciation and amortization	26,928	28	29,132	30	(2,204)	(8)
Cost of devices, accessories and contract-specific services	5,239	6	3,641	4	1,598	44
Asset impairment	3,318	3	3,415	4	(97)	(3)
	79,352	83	81,038	85	(1,686)	(2)
Interconnection costs	16,233	17	14,319	15	1,914	13
Total	95,585	100	95,357	100	228	—

General operating costs decreased by Php983 million, or 2%, from 2024 to Php43,867 million in 2025, primarily due to lower expenses related to compensation and employee benefits, professional and other contracted services, and communication, training and travel, partially offset by higher expenses related to selling and promotions, rent and repairs and maintenance.

Depreciation and amortization charges decreased by Php2,204 million, or 8%, from 2024 to Php26,928 million in 2025, mainly due to lower accelerated depreciation recognized in 2025 for the modernization of certain technology equipment, partially offset by higher amortization of subscriber contract cost to fulfill and capitalized leases.

Cost of devices, accessories and contract-specific services increased by Php1,598 million, or 44%, from 2024 to Php5,239 million in 2025, primarily due to higher cost of content and services from third-party vendors.

Asset impairment decreased by Php97 million, or 3%, from 2024 to Php3,318 million in 2025.

Interconnection costs increased by Php1,914 million, or 13%, from 2024 to Php16,233 million in 2025, primarily due to higher cost of wholesale international voice of PLDT Global driven by higher traffic volume. Excluding cost of wholesale international voice of Php15,269 million and Php12,987 million in 2025 and 2024, respectively, our interconnection costs decreased by Php368 million, or 28%, to Php964 million in 2025 from Php1,332 million in 2024.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2025 and 2024:

			Change
	2025	2024	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	(14)	756	(770)	(102)
Interest income	171	230	(59)	(26)
Foreign exchange gains (losses) – net	(545)	(819)	274	(33)
Equity share in net losses of associates and joint ventures	(924)	(67)	(857)	(1,279)
Financing costs – net	(9,411)	(7,456)	(1,955)	(26)
Other income – net	7,907	13,726	(5,819)	(42)
Total	(2,816)	6,370	(9,186)	(144)

Our Fixed Line business segment’s other expenses – net amounted to Php2,816 million in 2025, a change of Php9,186 million from other income – net of Php6,370 million in 2024, primarily due to the combined effects of the following: (i) lower other income – net by Php5,819 million mainly due to lower dividend income recognized from the subsidiaries of our wireless business segment; (ii) higher net financing costs by Php1,955 million mainly due to higher weighted average outstanding principal amounts, higher interest rates, and lower capitalized interest; (iii) net losses on derivative financial instruments of Php14 million in 2025 as against net gains on derivative financial instruments by Php756 million in 2024 mainly due to lower depreciation of the Philippine peso to the U.S. dollar in 2025 as compared with 2024; (iv) higher equity share in net losses of associates by Php857 million mainly from Radius Telecoms (Radius) and Cignal TV; (v) lower interest income by Php59 million; and (vi) lower net foreign exchange losses by Php274 million.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php6,810 million in 2025, an increase of Php656 million, or 11%, from Php6,154 million in 2024, mainly due to higher taxable income.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php25,599 million in 2025, a decrease of Php5,750 million, or 18%, as compared with Php31,349 million in 2024.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of the years ended December 31, 2025 and 2024.

Expenses

Expenses related to our Other business segment decreased by Php83 million to Php7 million in 2025 from Php90 million in 2024.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2025 and 2024:

			Change
	2025	2024	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Equity share in net gains (losses) of associates and joint ventures	507	(923)	1,430	155
Interest income	11	15	(4)	(27)
Foreign exchange gains (losses) – net	4	(75)	79	105
Other income – net	24	(5)	29	580
Total	546	(988)	1,534	155

Our Other business segment’s other income – net amounted to Php546 million in 2025, a change of Php1,534 million from other expenses – net of Php988 million in 2024, primarily due to equity share in net income of MIH in 2025 as against equity share in net losses in 2024.

Net Loss

As a result of the foregoing, our Other business segment registered a net income of Php568 million in 2025, a change of Php1,637 million as against net loss of Php1,069 million in 2024.

Comparison of Years Ended December 31, 2024 and 2023

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

Expenses

Consolidated expenses decreased by Php3,913 million, or 2%, to Php166,346 million in 2024 from Php170,259 million in 2023, primarily due to lower expenses related to general operating costs, depreciation and amortization, cost of devices, accessories and contract-specific services, and provisions, partially offset by higher interconnection costs and asset impairment.

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

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php9,943 million in 2024, an increase of Php3,959 million, or 66%, from Php5,984 million in 2023, primarily due to the combined effects of the following: (i) lower other income – net from our Wireless business segment mainly on account of a lower gain on sale and leaseback of telecom towers, and from our Fixed Line business segment owing mainly to lower dividend income recognized from the subsidiaries of Wireless business segment; (ii) higher net financing costs from our Fixed Line and Wireless business segments; (iii) net foreign exchange losses from our Fixed Line business segment in 2024 as compared with net foreign exchange gains in 2023; (iv) higher net gains on derivative financial instruments from our Fixed Line and Wireless business segments; and (v) lower equity share in net losses from our Fixed Line and Other business segments.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Wireless	(5,504)	1,169	(6,673)	(571)
Fixed Line	6,370	10,696	(4,326)	(40)
Others	(988)	(2,251)	1,263	56
Inter-segment transactions	(9,821)	(15,598)	5,777	37
Consolidated	(9,943)	(5,984)	(3,959)	(66)

Net Income

Consolidated net income increased by Php5,444 million, or 21%, to Php30,943 million in 2024 from Php25,499 million in 2023. The increase was mainly due to the combined effects of the following: (i) higher consolidated revenues by Php5,880 million; (ii) lower consolidated expenses by Php3,913 million; (iii) higher consolidated other expenses – net by Php3,959 million; (iv) higher provision for income tax by Php431 million; and (v) net loss from discontinued operations of Php41 million in 2023. Our consolidated basic and diluted EPS increased to Php141.80 in 2024 from Php116.77 in 2023. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the years ended December 31, 2024 and 2023.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2024 and 2023:

					Change
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Wireless	10,491	34	17,285	68	(6,794)	(39)
Fixed Line	31,349	101	25,426	100	5,923	23
Others	(1,069)	(3)	(2,270)	(9)	1,201	53
Inter-segment transactions	(9,828)	(32)	(14,901)	(58)	5,073	34
Continuing operations	30,943	100	25,540	100	5,403	21
Discontinued operations	—	—	(41)	—	41	100
Consolidated	30,943	100	25,499	100	5,444	21

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php105,734 million from our Wireless business segment in 2024, an increase of Php1,333 million, or 1%, from Php104,401 million in 2023.

The following table summarizes our total revenues by service from our Wireless business segment for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	96,246	91	94,007	90	2,239	2
Fixed Wireless broadband	1,481	1	1,629	2	(148)	(9)
Other services(1)	52	—	41	—	11	27
Total Wireless Service Revenues	97,779	92	95,677	92	2,102	2
Non-Service Revenues:
Sale of devices and accessories	7,955	8	8,724	8	(769)	(9)
Total Wireless Revenues	105,734	100	104,401	100	1,333	1

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

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024(1)%		2023(1)%		Amount	%
	(amounts in million Php)
Mobile Services:
Data	78,971	82	75,725	81	3,246	4
Voice	9,374	10	11,474	12	(2,100)	(18)
SMS	6,761	7	5,733	6	1,028	18
Others(2)	1,140	1	1,075	1	65	6
Total	96,246	100	94,007	100	2,239	2

(1)
Certain amounts for the years ended December 31, 2024 and 2023 were reclassified to conform with the current presentation.
(2)
Refers to other non-subscriber-related revenues.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php3,204 million, or 4%, to Php78,971 million in 2024 from Php75,725 million in 2023 due to higher mobile internet revenues driven mainly by the continued strength of our mobile network, and promotion of data offers such as Power All, Double Giga and Magic Data, which cater to the needs of prepaid subscribers, partially offset by lower mobile broadband data revenues.

Data services accounted for 82% and 81% of our mobile service revenues for the years ended December 31, 2024 and 2023, respectively.

The following table shows the breakdown of our mobile data service revenues for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	75,061	95	71,268	94	3,793	5
Mobile broadband	2,255	3	2,900	4	(645)	(22)
Other data	1,655	2	1,557	2	98	6
Total	78,971	100	75,725	100	3,246	4

(1)
Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php3,793 million, or 5%, to Php75,061 million in 2024 from Php71,268 million in 2023, primarily due to our mobile data offerings, such as All Access+, Power All, Magic Data, TNT's Saya All, and Smart Postpaid's Unli 5G plans. Smart continues to drive usage and top-ups via Smart App, the Smart Online Store and its retailer network.

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

Other Data

Revenues from our other data services, which include VAS and domestic leased lines, increased by Php98 million, or 6%, to Php1,655 million in 2024 from Php1,557 million in 2023.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php2,100 million, or 18%, to Php9,374 million in 2024 from Php11,474 million in 2023, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. To adapt to these evolving consumer behaviors, PLDT is accelerating its transition toward a mobile-data-centric ecosystem, leveraging its extensive 4G and 5G networks and investing in next-generation voice technologies.

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

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, increased by Php1,028 million, or 18%, to Php6,761 million in 2024 from Php5,733 million in 2023, mainly due to the increase in application-to-person (A2P) messaging services. While traditional person-to-person (P2P) SMS volumes continue to decline due to the rise of OTT messaging, social media, and chat applications, A2P messaging remains a key growth driver. Businesses are increasingly utilizing SMS for secure authentication, customer engagement, and real-time notifications, reinforcing its role as a critical communication channel for enterprises. Mobile SMS services accounted for 7% and 6% of our mobile service revenues in 2024 and 2023, respectively.

Others

Mobile revenues from other services increased by Php65 million, or 6%, to Php1,140 million in 2024 from Php1,075 million in 2023 mainly due to higher other subscriber-related revenues.

Subscriber Base, ARPU and Churn Rates

R.A. No. 11934 or the SIM Registration Act took effect on October 28, 2022. Under this law, all end-users are required to register their SIMs with public telecommunications entities (PTEs) as a pre-requisite to the activation thereof. On September 18, 2023, the NTC issued Memorandum Order No. ###-##-#### providing for guidelines for PTEs in the conduct of processes to verify submitted information and data by end-users of SIMs under the SIM Registration Act and its IRR.

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

Expenses

Expenses associated with our Wireless business segment amounted to Php86,653 million in 2024, an increase of Php3,826 million, or 5%, from Php82,827 million in 2023. The increase was attributable to higher expenses related to depreciation and amortization, provisions, general operating costs, and interconnection costs, partially offset by lower cost of devices, accessories and contract-specific services. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 82% and 79% in 2024 and 2023, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2024 and 2023 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
General operating costs	37,813	44	37,643	45	170	—
Depreciation and amortization	36,483	42	31,684	38	4,799	15
Cost of devices, accessories and contract-specific services	10,480	12	12,018	15	(1,538)	(13)
Asset impairment	906	1	648	1	258	40
	85,682	99	81,993	99	3,689	4
Interconnection costs	971	1	834	1	137	16
Total	86,653	100	82,827	100	3,826	5

General operating costs increased by Php170 million from 2023 to Php37,813 million in 2024, primarily due to higher expenses related to repairs and maintenance, and rent, partially offset by lower professional and other contracted services, compensation and employee benefits, selling and promotions, and communication, training and travel.

Depreciation and amortization charges increased by Php4,799 million from 2023, or 15%, to Php36,483 million in 2024, mainly on account of accelerated depreciation recognized for the modernization of certain technology equipment resulting mainly from the migration to cloud-based platform, combined with the depreciation of newly capitalized property and equipment, and the higher amortization of capitalized leases of telecom towers.

Cost of devices, accessories and contract-specific services decreased by Php1,538 million from 2023, or 13%, to Php10,480 million in 2024, primarily due to lower number of units issued for mobile handsets, and lower SIM registration and SIM printing costs.

Asset impairment increased by Php258 million from 2023, or 40%, to Php906 million in 2024, primarily due to higher provision for expected credit losses and provision for inventory obsolescence.

Interconnection costs increased by Php137 million from 2023, or 16%, to Php971 million in 2024, primarily due to higher interconnection costs on A2P transactions.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	885	(376)	1,261	335
Foreign exchange gains – net	775	981	(206)	(21)
Interest income	698	720	(22)	(3)
Financing costs – net	(9,763)	(9,034)	(729)	(8)
Other income – net	1,901	8,878	(6,977)	(79)
Total	(5,504)	1,169	(6,673)	(571)

Our Wireless business segment’s other expenses – net amounted to Php5,504 million in 2024, a change of Php6,673 million as against other income – net of Php1,169 million in 2023, primarily due to the combined effects of the following: (i) lower other income – net by Php6,977 million mainly due to lower gain on sale and leaseback of telecom tower, gross of transactions, which decreased by Php6,335 million to Php1,442 million in 2024 from Php7,777 million in 2023; (ii) higher net financing costs by Php729 million mainly due to higher interest rates and lower capitalized interest; (iii) lower net foreign exchange gains by Php206 million mainly on account of revaluation of net foreign currency-denominated liabilities due to depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023; (iv) lower interest income by Php22 million; and (v) higher net gains on derivative financial instruments by Php1,261 million mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023.

Provision for Income Tax

Provision for income tax amounted to Php3,086 million in 2024, a decrease of Php2,372 million, or 43%, from Php5,458 million in 2023, mainly due to lower net income before tax.

Net Income

As a result of the foregoing, our Wireless business segment’s net income decreased by Php6,794 million, or 39%, to Php10,491 million in 2024 from Php17,285 million in 2023.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php126,490 million in 2024, an increase of Php5,756 million, or 5%, from Php120,734 million in 2023.

The following table summarizes our total revenues by service from our Fixed Line business segment for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024(1)%		2023(1)%		Amount	%
	(amounts in million Php)
Service Revenues:
Data	96,269	76	93,597	78	2,672	3
Voice	29,660	24	26,686	22	2,974	11
Miscellaneous	65	—	53	—	12	23
Total Fixed Line Service Revenues	125,994	100	120,336	100	5,658	5
Non-Service Revenues:
Sale of devices and accessories	496	—	398	—	98	25
Total Fixed Line Revenues	126,490	100	120,734	100	5,756	5

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

Data Services

Our data services, which include Home broadband, corporate data, and ICT portfolio with data center, cloud, cybersecurity, and managed IT offerings, posted revenues of Php96,269 million in 2024, an increase of Php2,672 million, or 3%, from Php93,597 million in 2023, primarily due to higher revenues from Home broadband, corporate data and leased lines, and ICT services, inclusive of intersegment transactions. The percentage contribution of this service segment to our fixed line service revenues accounted for 76% and 78% in 2024 and 2023, respectively.

The following table shows information of our data service revenues for the years ended December 31, 2024 and 2023:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)
Data service revenues
Home broadband	51,759	54	50,876	54	883	2
Corporate data and ICT	44,510	46	42,721	46	1,789	4
Total	96,269	100	93,597	100	2,672	3

Home Broadband

Home broadband data revenues amounted to Php51,759 million in 2024, an increase of Php883 million, or 2%, from Php50,876 million in 2023, mainly driven by the increasing demand for broadband services. Home broadband revenues accounted for 54% of fixed line data service revenues in each of 2024 and 2023.

Corporate Data and ICT

Corporate data services amounted to Php36,676 million in 2024, an increase of Php1,087 million, or 3%, as compared with Php35,589 million in 2023, mainly due to the sustained demand for broadband internet and data networking services. Corporate data revenues accounted for 38% of our total data service revenues in each of 2024 and 2023.

ICT revenues increased by Php702 million, or 10%, to Php7,834 million in 2024 from Php7,132 million in 2023, mainly due to higher revenues from managed IT, data center and cloud services. The percentage contribution of this service segment to our total data service revenues accounted for 8% in each of 2024 and 2023.

Voice Services

Revenues from our voice services increased by Php2,974 million, or 11%, to Php29,660 million in 2024 from Php26,686 million in 2023, primarily due to higher revenues from wholesale international voice of PLDT Global driven by higher traffic volume. Excluding wholesale international voice revenues of Php13,224 million and Php9,323 million in 2024 and 2023, respectively, our voice services decreased by Php927 million, or 5%, to Php16,436 million in 2024 from Php17,363 million in 2023.

The percentage contribution of voice service revenues to our fixed line service revenues accounted for 24% and 22% in 2024 and 2023, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees. These service revenues increased by Php12 million, or 23%, to Php65 million in 2024 from Php53 million in 2023.

Non-service Revenues

Non-service revenues increased by Php98 million, or 25%, to Php65 million in 2024 from Php53 million in 2023, primarily due higher sale of devices.

Expenses

Expenses related to our Fixed Line business segment totaled Php95,357 million in 2024, a decrease of Php6,995 million, or 7%, as compared with Php102,352 million in 2023. The decrease was primarily due to lower depreciation and amortization, general operating costs and provisions, partly offset by higher interconnection costs, cost of devices, accessories and contract-specific services and asset impairment. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 75% and 85% in 2024 and 2023, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2024 and 2023 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2024	%	2023	%	Amount	%
	(amounts in million Php)

General operating costs	44,850	47	47,434	46	(2,584)	(5)
Depreciation and amortization	29,132	30	36,890	36	(7,758)	(21)
Cost of devices, accessories and contract-specific services	3,641	4	3,114	3	527	17
Asset impairment	3,415	4	3,784	4	(369)	(10)
	81,038	85	91,222	89	(10,184)	(11)
Interconnection costs	14,319	15	11,130	11	3,189	29
Total	95,357	100	102,352	100	(6,995)	(7)

General operating costs decreased by Php2,584 million, or 5%, to Php44,850 million in 2024, primarily due to lower expenses related to selling and promotions, repairs and maintenance, professional and other contracted services, and communication, training and travel. This is partly offset by higher expenses related to rent and compensation and employee benefits.

Depreciation and amortization charges decreased by Php7,758 million, or 21%, to Php29,132 million in 2024, mainly due to accelerated depreciation and amortization in 2023 of subscriber contract cost to fulfill, partially offset by accelerated depreciation recognized in 2024 for the modernization of some core and transport network equipment, and depreciation of newly capitalized property and equipment.

Cost of devices, accessories and contract-specific services increased by Php527 million, or 17%, to Php3,641 million in 2024, primarily due to higher cost of services, mainly from higher cost of content, and managed IT solutions and services.

Asset impairment decreased by Php369 million, or 10%, to Php3,415 million in 2024, primarily due to lower provision for expected credit losses, mainly on account of higher collection efficiency for Home.

Interconnection costs increased by Php3,189 million, or 29%, to Php14,319 million in 2024, primarily due to higher international interconnection costs of PLDT Global driven by higher traffic volume. Excluding cost of wholesale international voice of Php12,987 million and Php9,277 million in 2024 and 2023, respectively, our interconnection costs decreased by Php521 million, or 28%, to Php1,332 million in 2024 from Php1,853 million in 2023.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains on derivative financial instruments – net	756	(367)	1,123	(306)
Interest income	230	324	(94)	(29)
Equity share in net losses of associates and joint ventures	(67)	(595)	528	89
Foreign exchange gains (losses) – net	(819)	138	(957)	(693)
Financing costs – net	(7,456)	(6,824)	(632)	(9)
Other income – net	13,726	18,020	(4,294)	(24)
Total	6,370	10,696	(4,326)	(40)

Our Fixed Line business segment’s other income – net amounted to Php6,370 million in 2024, a decrease of Php4,236 million, or 40%, from Php10,696 million in 2023, primarily due to the combined effects of the following: (i) lower other income – net by Php4,294 million mainly due to lower dividend income recognized from the subsidiaries of Wireless business segment; (ii) net foreign exchange losses of Php819 million in 2024 as against net foreign exchange gains of Php138 million in 2023 mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023; (iii) higher net financing costs by Php632 million mainly due to higher interest rates and higher accretion on lease liabilities, partly offset by higher capitalized interest; (iv) lower interest income by Php94 million; (v) lower equity share in net losses of associates by Php528 million mainly due to lower equity share in net losses of Cignal TV; (vi) net gains on derivative financial instruments of Php756 million in 2025 as against net losses on derivative financial instruments of Php367 million in 2024 mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2024 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2023.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php6,154 million in 2024, an increase of Php2,502 million, or 69%, from Php3,652 million in 2023, mainly due to higher net income before tax.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php31,349 million in 2024, an increase of Php5,923 million, or 23%, as compared with Php25,426 million in 2023.

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

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the years ended December 31, 2024 and 2023:

			Change
	2024	2023	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Interest income	15	7	8	114
Foreign exchange losses – net	(75)	(76)	1	1
Equity share in net losses of associates and joint ventures	(923)	(2,211)	1,288	58
Other income (expenses) – net	(5)	29	(34)	(117)
Total	(988)	(2,251)	1,263	56

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

Key Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures under the section titled “Reconciliation of Non-IFRS Financial Measures.” We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.

	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
		(amounts in million Php)
For the year ended December 31, 2025
Adjusted EBITDA	57,589	63,253	(7)	(9,604)	111,231
Adjusted EBITDA margin	59%	49%	—	—	52%
Telco core income	13,025	27,877	(113)	(6,864)	33,925
Core income	13,025	27,877	598	(6,864)	34,636
For the year ended December 31, 2024
Adjusted EBITDA	55,634	61,953	(48)	(9,024)	108,515
Adjusted EBITDA margin	57%	49%	—	—	52%
Telco core income	10,852	34,372	(32)	(10,054)	35,138
Core income	10,852	34,518	(1,084)	(10,054)	34,232
For the year ended December 31, 2023
Adjusted EBITDA	54,369	59,102	(18)	(9,156)	104,233
Continuing operations	54,369	59,102	(18)	(9,156)	104,297
Discontinued operations	—	—	—	—	(64)
Adjusted EBITDA margin(1)	57%	49%	—	—	52%
Telco core income	11,750	37,590	65	(15,064)	34,341
Core income	11,750	37,886	(2,110)	(15,064)	32,421
Continuing operations	11,750	37,886	(2,110)	(15,064)	32,462
Discontinued operations	—	—	—	—	(41)

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is measured as net income excluding depreciation and amortization, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax, other income (expense) – net, manpower rightsizing program (MRP) and non-recurring income (expenses). Adjusted EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Adjusted EBITDA Margin is measured as Adjusted EBITDA divided by service revenues.

Adjusted EBITDA and Adjusted EBITDA Margin are presented because our management believes that it is widely used by investors in their analysis of the performance of PLDT and can assist them in their comparison of PLDT’s performance with those of other companies in the technology, media and telecommunications sector. Companies in the technology, media and telecommunications sector have historically reported such measures as a supplement to financial measures in accordance with IFRS Accounting Standards. Adjusted EBITDA should not be considered as alternative to net income as an indicator of our performance, nor should Adjusted EBITDA be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS Accounting Standards. Unlike net income, Adjusted EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.

We compensate for these limitations by using Adjusted EBITDA and Adjusted EBITDA Margin as only some of several comparative tools, together with IFRS Accounting Standards-based measurements, to assist in the evaluation of operating performance. Such IFRS Accounting Standards-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA. Our calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Our consolidated Adjusted EBITDA amounted to Php111,231 million in 2025, an increase of Php2,716 million, or 3%, as compared with Php108,515 million in 2024. Our consolidated Adjusted EBITDA in 2024 represented an increase of Php4,282 million, or 4%, as compared with Php104,233 million in 2023.

Our Wireless business segment’s Adjusted EBITDA increased by Php1,955 million, or 4%, to Php57,589 million in 2025 from Php55,634 million in 2024, which in turn, represented an increase of Php1,265 million, or 2% from Php54,369 million in 2023. Adjusted EBITDA margin increased to 59% in 2025 from 57% in 2024 and 2023.

Our Fixed Line business segment’s Adjusted EBITDA increased by Php1,300 million, or 2%, to Php63,253 million in 2025 from Php61,953 million in 2024, which in turn, represented an increase of Php2,851 million, or 5%, from Php59,102 million in 2023. Adjusted EBITDA margin remained stable at 49% in 2025, 2024 and 2023.

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

Meanwhile, telco core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Maya Innovations Holdings, Pte. Ltd. (MIH) (formerly Voyager Innovations Holdings, Pte. Ltd.) and Kayana Solutions, Inc. (Kayana) (formerly Limitless Growth Ventures, Inc.) income (losses), asset sales, and depreciation due to change in accounting estimate. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

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

Our consolidated telco core income amounted to Php33,925 million in 2025, a decrease of Php1,213 million, or 3%, as compared with Php35,138 million in 2024, mainly due to higher financing costs and depreciation and amortization, partially offset by higher Adjusted EBITDA and other miscellaneous income. Our consolidated telco core income in 2024 recorded an increase of Php797 million, or 2%, as compared with Php34,341 million in 2023, mainly due to higher Adjusted EBITDA and lower equity share in net losses of associates and joint ventures, partially offset by higher depreciation and amortization and financing costs.

Our consolidated core income amounted to Php34,636 million in 2025, an increase of Php404 million, or 1%, as compared with Php34,232 million in 2024, mainly on account of higher Adjusted EBITDA, equity share in net earnings of associates and joint ventures in 2025 as against equity share in net losses of associates and joint ventures in 2024, and higher other miscellaneous income, partially offset by higher depreciation and amortization and financing costs. Our consolidated core income in 2024 was an increase of Php1,811 million, or 6%, as compared with Php32,421 million in 2023, mainly on account of higher Adjusted EBITDA and lower equity share in net losses of associates and joint ventures, partially offset by higher depreciation and amortization and financing costs. Our consolidated basic and diluted core EPS increased to Php160.04 in 2025 from Php158.17 in 2024 and Php149.78 in 2023.

Our Wireless business segment’s core income increased by Php2,173 million, or 20%, to Php13,025 million in 2025 from Php10,852 million in 2024, mainly on account of higher EBITDA and other miscellaneous income, partially offset by higher depreciation and amortization, and financing costs. Our Wireless business segment’s core income in 2024 represented a decrease of Php898 million, or 8%, from Php11,750 million in 2023, mainly on account of higher depreciation and amortization, and financing costs, partially offset by higher Adjusted EBITDA and lower provision for income tax.

Our Fixed Line business segment’s core income decreased by Php6,641 million, or 19%, to Php27,877 million in 2025 from Php34,518 million in 2024, primarily due to lower other miscellaneous income and higher financing costs, partially offset by higher Adjusted EBITDA. Our Fixed Line business segment’s core income represented a decrease of Php3,368 million, or 9%, from Php37,886 million in 2023, primarily due to lower other miscellaneous income and higher financing costs, partially offset by higher Adjusted EBITDA.

Our Other business segment’s core income amounted to Php598 million in 2025, a change of Php1,682 million as against core loss of Php1,084 million in 2024. Our Other business segment’s core loss amounted to Php1,084 million in 2024, a decrease of Php1,026 million, or 49%, from core loss of Php2,110 million in 2023.

Reconciliation of Non-IFRS Financial Measures

The following table shows the reconciliation of our consolidated net income to our consolidated Adjusted EBITDA and Adjusted EBITDA Margin for the years ended December 31, 2025, 2024 and 2023:

For the year ended December 31, 2025	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
		(amounts in million Php)
Consolidated net income	9,437	25,599	568	(6,735)	28,869

Add (deduct) adjustments:
Depreciation and amortization	40,560	26,928	—	(8,001)	59,487
Financing costs – net	9,941	9,411	—	(1,184)	18,168
Provision for income tax	2,709	6,810	(29)	(669)	8,821
Manpower rightsizing program (MRP)	296	1,092	—	—	1,388
Foreign exchange losses (gains) – net	12	545	(4)	(3)	550
Equity share in net losses (earnings) of associates and joint ventures	11	924	(507)	—	428
Losses on derivative financial instruments – net	27	14	—	—	41
Impairment of non-current assets	—	8	—	—	8
Interest income	(554)	(171)	(11)	17	(719)
Income from prescription of liability on subscriber investment plan deposits and other non-recurring income	(501)	(229)	—	—	(730)
Gain on sale and leaseback of telecom towers – net of transaction costs	(871)	—	—	—	(871)
Others – net	(3,478)	(7,678)	(24)	6,971	(4,209)
Total adjustments	48,152	37,654	(575)	(2,869)	82,362
Consolidated Adjusted EBITDA	57,589	63,253	(7)	(9,604)	111,231
Service Revenues	97,568	130,355	—	(15,737)	212,186
Adjusted EBITDA Margin	59%	49%	—	61%	52%

For the year ended December 31, 2024
Consolidated net income	10,491	31,349	(1,069)	(9,828)	30,943

Add (deduct) adjustments:
Depreciation and amortization	36,483	29,132	—	(9,387)	56,228
Financing costs – net	9,763	7,456	—	(1,719)	15,500
Provision for income tax	3,086	6,154	(9)	370	9,601
MRP	69	1,619	—	—	1,688
Equity share in net losses of associates and joint ventures	—	67	923	—	990
Impairment of non-current assets	1	68	—	—	69
Foreign exchange losses (gains) – net	(775)	819	75	(83)	36
Income from prescription of liability on redeemable preferred shares	—	(71)	—	—	(71)
Interest income	(698)	(230)	(15)	27	(916)
Gain on sale and leaseback of telecom towers – net of transaction costs	(951)	—	—	—	(951)
Gains on derivative financial instruments – net	(885)	(756)	—	—	(1,641)
Others – net	(950)	(13,654)	47	11,596	(2,961)
Total adjustments	45,143	30,604	1,021	804	77,572
Consolidated Adjusted EBITDA	55,634	61,953	(48)	(9,024)	108,515
Service Revenues	97,779	125,994	—	(15,391)	208,382
Adjusted EBITDA Margin	57%	49%	—	59%	52%

For the year ended December 31, 2023
Net income from continuing operations	17,285	25,426	(2,270)	(14,901)	25,540
Net loss from discontinued operations		—	—	—	(41)
Consolidated net income	17,285	25,426	(2,270)	(14,901)	25,499

Add (deduct) adjustments to continuing operations:
Depreciation and amortization	31,684	36,890	—	(9,912)	58,662
Financing costs – net	9,034	6,824	—	(2,103)	13,755
Provision for income tax	5,458	3,652	1	59	9,170
Equity share in net earnings of associates and joint ventures	—	595	2,211	—	2,806
Additional amortization of subscriber contract cost to obtain	—	2,135	—	—	2,135
MRP	327	1,694	—	—	2,021
Losses on derivative financial instruments – net	376	367	—	—	743
Interest income	(720)	(324)	(7)	35	(1,016)
Foreign exchange losses (gains) – net	(981)	(138)	76	(106)	(1,149)
Gain on sale and leaseback of telecom towers – net of transaction costs	(6,992)	—	—	—	(6,992)
Others – net	(1,102)	(18,019)	(29)	17,772	(1,378)
Total adjustments	37,084	33,676	2,252	5,745	78,757

Adjusted EBITDA from continuing operations	54,369	59,102	(18)	(9,156)	104,297
Adjusted EBITDA from discontinued operations	—	—	—	—	(64)
Consolidated Adjusted EBITDA	54,369	59,102	(18)	(9,156)	104,233
Service Revenues	95,677	120,336	—	(14,181)	201,832
Adjusted EBITDA Margin	57%	49%	—	65%	52%

The following table shows the reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the years ended December 31, 2025, 2024 and 2023:

For the year ended December 31, 2025	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
		(amounts in million Php)
Consolidated net income	9,437	25,599	568	(6,735)	28,869

Add (deduct) adjustments:
Accelerated depreciation and amortization	5,776	981	—	—	6,757
MRP	296	1,092	—	—	1,388
Core income adjustment on equity share in net losses of associates and joint ventures	—	610	33	—	643
Foreign exchange losses (gains) – net	12	545	(4)	(3)	550
Amortization of debt discount from debt modification	113	49	—	—	162
Impairment of non-current assets	—	8	—	—	8
Net income attributable to noncontrolling interests	(15)	(65)	—	(127)	(207)
Income from prescription of liability on subscriber investment plan deposits and other non-recurring income	(501)	(229)	—	—	(730)
Gain on sale and leaseback of telecom towers – net of transaction costs	(871)	—	—	—	(871)
Gains on derivative financial instruments – net, excluding hedge costs	(22)	(135)	—	—	(157)
Net tax effect of aforementioned adjustments	(1,200)	(578)	1	1	(1,776)
Total adjustments	3,588	2,278	30	(129)	5,767
Consolidated core income	13,025	27,877	598	(6,864)	34,636
Add (deduct) adjustments:
Share in Kayana losses	—	—	92	—	92
Share in MIH income	—	—	(716)	—	(716)
Gain on asset sales, net of tax	—	—	(87)	—	(87)
Total adjustments	—	—	(711)	—	(711)
Consolidated telco core income	13,025	27,877	(113)	(6,864)	33,925

For the year ended December 31, 2024
Consolidated net income	10,491	31,349	(1,069)	(9,828)	30,943

Add (deduct) adjustments:
Accelerated depreciation and amortization	2,787	2,899	—	—	5,686
MRP	69	1,619	—	—	1,688
Amortization of debt discount from debt modification	124	59	—	—	183
Impairment of non-current assets	1	68	—	—	69
Foreign exchange losses (gains) – net	(775)	819	75	(83)	36
Core income adjustment on equity share in net loss (income) of associates and joint ventures	—	66	(71)	—	(5)
Income from prescription of liability on redeemable preferred shares and other non-recurring expenses (income)	210	(363)	—	—	(153)
Net income attributable to noncontrolling interests	(16)	(66)	—	(166)	(248)
Gain on sale and leaseback of telecom towers – net of transaction costs	(951)	—	—	—	(951)
Gains on derivative financial instruments – net, excluding hedge costs	(943)	(927)	—	—	(1,870)
Net tax effect of aforementioned adjustments	(145)	(1,005)	(19)	23	(1,146)
Total adjustments	361	3,169	(15)	(226)	3,289
Consolidated core income	10,852	34,518	(1,084)	(10,054)	34,232
Add (deduct) adjustments:
Share in MIH losses	—	—	1,006	—	1,006
Share in Kayana losses	—	—	46	—	46
Gain on deconsolidation of Kayana	—	(146)	—	—	(146)
Total adjustments	—	(146)	1,052	—	906
Consolidated telco core income	10,852	34,372	(32)	(10,054)	35,138

For the year ended December 31, 2023
Net income from continuing operations	17,285	25,426	(2,270)	(14,901)	25,540
Net loss from discontinued operations	—	—	—	—	(41)
Consolidated net income	17,285	25,426	(2,270)	(14,901)	25,499

Add (deduct) adjustments to continuing operations:
Accelerated depreciation and amortization(1)	—	13,924	—	—	13,924
MRP	327	1,694	—	—	2,021
Core income adjustment on equity share in net loss (income) of associates and joint ventures	—	364	102	—	466
Other non-recurring expenses (income)	(174)	433	—	—	259
Amortization of debt discount from debt modification	125	52	—	—	177
Impairment of investments	70	—	—	—	70
Net income attributable to noncontrolling interests	(19)	(129)	—	(62)	(210)
Foreign exchange losses (gains) – net	(981)	(142)	77	(106)	(1,152)
Losses on derivative financial instruments – net, excluding hedge costs	310	195	—	—	505
Gain on sale and leaseback of telecom towers – net of transaction costs	(6,992)	—	—	—	(6,992)
Net tax effect of aforementioned adjustments	1,799	(3,931)	(19)	5	(2,146)
Total adjustments	(5,535)	12,460	160	(163)	6,922

Core income from continuing operations	11,750	37,886	(2,110)	(15,064)	32,462
Core loss from discontinued operations	—	—	—	—	(41)
Consolidated core income	11,750	37,886	(2,110)	(15,064)	32,421

Core income from continuing operations	11,750	37,886	(2,110)	(15,064)	32,462
Add (deduct) adjustments:
Share in MIH losses	—	—	2,175	—	2,175
Gain on asset sales, net of tax	—	(296)	—	—	(296)
Total adjustments	—	(296)	2,175	—	1,879
Consolidated telco core income	11,750	37,590	65	(15,064)	34,341

(1) In 2023, accelerated depreciation and amortization includes subscriber contract cost to obtain of Php2,135 million and cost to fulfill of Php11,789 million.

The following table shows the reconciliation of our consolidated basic and diluted earnings per share (EPS) attributable to common equity holders of PLDT to our consolidated basic and diluted core EPS for the years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(amounts in Php)
EPS from continuing operations	132.38	132.38	141.80	141.80	116.96	116.96
EPS from discontinued operations	—	—	—	—	(0.19)	(0.19)
Consolidated EPS attributable to common equity holders of PLDT	132.38	132.38	141.80	141.80	116.77	116.77
Add (deduct) adjustments:
Accelerated depreciation and amortization	23.45	23.45	19.74	19.74	48.34	48.34
MRP	4.82	4.82	5.86	5.86	7.02	7.02
Foreign exchange losses (gains) – net	1.91	1.91	0.13	0.13	(4.00)	(4.00)
Core income adjustment on equity share in net (income) losses of associates and joint ventures	2.98	2.98	(0.02)	(0.02)	2.16	2.16
Net losses on debt modification	0.56	0.56	0.64	0.64	0.61	0.61
Impairment of investments/noncurrent assets	0.03	0.03	0.31	0.31	0.32	0.32
Gains on derivative financial instruments – net, excluding hedge costs	(0.54)	(0.54)	(6.49)	(6.49)	1.75	1.75
Gain on sale and leaseback of telecom towers	(3.02)	(3.02)	(3.31)	(3.31)	(24.59)	(24.59)
Income from prescription of liability on redeemable preferred shares/subscriber investment plan deposits and other non-recurring expenses (income)	(2.53)	(2.53)	(0.49)	(0.49)	1.40	1.40
Total adjustments	27.66	27.66	16.37	16.37	33.01	33.01
Core EPS from continuing operations	160.04	160.04	158.17	158.17	149.97	149.97
Core EPS from discontinued operations	—	—	—	—	(0.19)	(0.19)
Consolidated core EPS	160.04	160.04	158.17	158.17	149.78	149.78

B. Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	98,738	81,731	85,765
Net cash flows used in investing activities	(60,979)	(65,704)	(55,118)
Payment for purchase of property and equipment, including capitalized interest	(62,864)	(68,257)	(78,435)
Net cash flows used in financing activities	(35,927)	(22,331)	(39,418)
Net increase (decrease) in cash and cash equivalents	1,855	(6,166)	(9,034)

The following table shows our consolidated capitalization and other consolidated selected financial data as at December 31, 2025 and 2024:

	2025	2024
	(amounts in million Php)
Capitalization
Interest-bearing financial liabilities:
Long-term financial liabilities:
Long-term debt	278,868	258,246
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	16,180	23,340
Total interest-bearing financial liabilities	295,048	281,586
Total equity attributable to equity holders of PLDT	126,889	115,419
	421,937	397,005
Other Selected Financial Data
Total assets	634,828	623,275
Property and equipment	327,989	318,069
Cash and cash equivalents	11,866	10,011
Short-term investments	10	136

Our principal sources of liquidity are our cash and cash equivalents, cash flows from operating activities and investing activities, and proceeds from long-term debt. Our consolidated cash and cash equivalents and short-term investments totaled Php11,876 million, Php10,147 million and Php16,568 million as at December 31, 2025, 2024 and 2023, respectively.

In 2025, we had (i) cash flows from operating activities amounting to Php98,738 million, (ii) proceeds from availment of long-term debt of Php36,150 million, (iii) proceeds from availment of short-term debt of Php1,322 million, (iv) proceeds from the disposal of property and equipment of Php1,220 million, mainly comprising proceeds from the sale and leaseback of telecom towers, (v) proceeds from the disposal of investment in associates and joint ventures of Php775 million, mainly comprising return of capital from investment in Vega Telecom, Inc. (VTI) of Php600 million, (vi) proceeds from the disposal of AppCard shares of Php175 million; (vii) interest received of Php686 million, and (viii) proceeds from maturity of short-term investment of Php126 million. These funds were used principally for: (1) the purchase of property and equipment, including capitalized interest, of Php62,864 million; (2) long-term debt principal and interest payments of Php23,712 million and Php13,233 million, respectively; (3) cash dividends paid of Php20,590 million; (4) settlement of obligations under lease liabilities of Php14,328 million; (5) payment of short-term debt of Php1,022 million; (6) settlement of derivative financial instruments of Php243 million; and (7) payment for acquisition of investment in associates and joint ventures of Php186 million, mainly Smart’s investment in Dream Fearlessly Technologies, Inc. (DFTI).

In 2024, we had (i) cash flows from operating activities amounting to Php81,731 million, (ii) proceeds from availment of long-term debt of Php37,000 million, (iii) proceeds from disposal of property of equipment of Php4,827 million, mainly comprising proceeds from the sale and leaseback of telecom towers, (iv) interest received of Php881 million, (v) collection of derivative financial instruments of Php704 million, and (vi) proceeds from redemption of investment in debt securities of Php200 million. These funds were used principally for: (1) the purchase of property and equipment, including capitalized interest, of Php68,257 million; (2) long-term debt principal and interest payments of Php12,059 million and Php10,740 million, respectively; (3) cash dividends paid of Php20,750 million; (4) settlement of obligations under lease liabilities of Php12,079 million; (5) payment for redemption of perpetual notes of Php4,200 million; (6) payment for acquisition of investment in associates and joint ventures of Php3,770 million, mainly PLDT's respective investments in Radius and Kayana, PCEV’s additional investment in MIH, and Smart’s investment in DFTI.

In 2023, we had (i) cash flows from operating activities amounting to Php85,765 million, (ii) proceeds from availment of long-term debt of Php38,000 million, (iii) proceeds from disposal of property of equipment of Php23,971 million, mainly comprising proceeds from the sale and leaseback of telecom towers, and (iv) interest received of Php973 million and proceeds from maturity of short-term investments of Php440 million. These funds were used principally for: (1) the purchase of property and equipment, including capitalized interest, of Php78,435 million; (2) long-term debt principal and interest payments of Php22,611 million and Php9,715 million, respectively; (3) cash dividends paid of Php23,328 million; (4) payment of short-term debt of Php10,000 million; (5) settlement of obligations under lease liabilities of Php10,707 million; (6) payment for acquisition of investment in associates and joint ventures of Php1,636 million, mainly PCEV’s additional investment in MIH’s preferred shares; (7) settlement of derivative financial instruments of Php607 million; and (8) payment for purchase of short-term investments of Php449 million.

Capital Expenditure Plans

We are one of the leading telecommunications and digital services providers in the Philippines. We are committed to reinforcing our leading position by offering a broader range and higher quality products and services.

Our consolidated capital expenditures, net of additions subject to sale and leaseback from tower companies, totaled Php60,336 million, Php78,246 million and Php85,083 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our capex spending was primarily focused on Wireless LTE (4G) coverage and capacity expansion, and rollout of new sites and 5G base stations in key business areas and dense communities nationwide, and Fixed Line’s install, rollout, expansion and modernization of fiber optic transport network and backbone resiliency, and expansion of international submarine cable network. PLDT Group’s capital expenditures were financed from internally generated funds, complemented by our borrowings and proceeds from sale of assets.

Our current estimate for our consolidated capital expenditures in 2026 will be in the mid-Php50 billion range, which is expected to be spent on network maintenance and expansion and IT projects, mainly to support the exponential rise in mobile data traffic, for broadband installations, and investments to support the growth of the corporate data and ICT businesses, including data centers. Our capital spending is focused on our objective of supporting the changing demand profile of our customers, allowing the delivery of a superior customer experience, and helping corporate customers to grow their businesses.

We plan to expand our LTE network in line with our intention to expand capacity in step with the growth in customer usage, and our desire to provide coverage to substantially all of the country’s cities and municipalities. We are also heeding the government's call to expand telecommunications facilities to reach GIDAs. Furthermore, we are investing in building our 5G network to support an identified growth area in the mobile space. We intend to expand and upgrade our national and domestic transport network for cable fortification and resiliency in various locations. We continue to invest to expand capacity and improve resiliency of our international cable network which is critical in connecting the Philippines to the world. The design of our integrated network architecture optimizes the ability of PLDT to deliver diverse products and services offering to as wide a market as possible in the most cost-effective manner.

We also plan to continue upgrading our IT and service delivery platforms in order to facilitate real-time, on demand and personalized customer experience across all touch points and channels.

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
(4)
IT/Support Systems –upgrade of our IT and support systems, including investments to reinforce our cybersecurity platforms; and
(5)
Investments to support the growth of our corporate data and ICT businesses, including data centers.

See also “- Contractual Obligations and Commercial Commitments.”

We expect to fund incremental capital expenditures from internally generated funds and debt financing.

We have adopted and implemented various operational enhancements to our policies, procedures and controls relating to our capital expenditure management processes, and we continue to review the same for any appropriate enhancements.

Financing Requirements

We believe that our available cash, including cash flows from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months and in the long-term. However, we may finance a portion of these costs from external sources if we consider it prudent to do so.

See Note 27 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying consolidated financial statements in Item 18. “Financial Statements” for a detailed discussion on our financing requirements.

Cash Flows from Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php17,007 million, or 21%, to Php98,738 million in 2025 from Php81,731 million in 2024 primarily due to lower level of settlement of accounts payable, higher level of collection of receivables and higher operating income, partially offset by higher pension and other employee benefits, and higher level of settlement of accrued expenses and other current liabilities.

Our consolidated net cash flows provided by operating activities decreased by Php4,034 million, or 5%, to Php81,731 million in 2024 from Php85,765 million in 2023 primarily due to lower level of collection of receivables, higher level of settlement of accounts payable and accrued expenses and other current liabilities, and higher income taxes paid, partially offset by lower prepayments and higher operating income.

Cash flows provided by operating activities of our Wireless business segment decreased by Php1,581 million, or 3%, to Php56,512 million in 2025 from Php58,093 million in 2024, primarily due to higher level of settlement of accrued expenses and other current liabilities and higher pension and other employee benefits, partially offset by lower level of settlement of accounts payable and higher level of collection of receivables. Cash flows provided by operating activities of our Fixed Line business segment increased by Php7,475 million, or 16%, to Php54,072 million in 2025 from Php46,597 million in 2024 primarily due to higher collection of receivables and lower level of settlement of accrued expenses and other current liabilities, partially offset by lower operating income. Cash flows used in operating activities of our Other business segment amounted to Php614 million in 2025 as against cash flows provided by operating activities of Php3,299 million in 2024 primarily due to higher level of settlement of accounts payable.

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

Cash Flows Used in Investing Activities

Our consolidated net cash flows used in investing activities amounted to Php60,979 million in 2025, a decrease of Php4,725 million, or 7%, from Php65,704 million in 2024, primarily due to the combined effects of the following: (1) lower payment for purchase of property and equipment, including capitalized interest, by Php5,393 million; (2) net proceeds from investments in associates and joint ventures of Php589 million in 2025 due to return of capital in investment in VTI and proceeds from disposal of AppCard Inc. shares, net of Smart’s additional investment in DFTI, as against payments for investments in associates and joint ventures of Php3,770 million in 2024, mainly PLDT’s respective investments in Radius and Kayana, PCEV’s additional investment in MIH and Smart's investment in DFTI; (3) lower proceeds from disposal of property and equipment by Php3,607 million, mainly lower proceeds from the sale and leaseback of telecom towers; (4) lower interest received by Php195 million; and (5) lower net proceeds from redemption of investment in debt securities by Php175 million.

Our consolidated net cash flows used in investing activities amounted to Php65,704 million in 2024, an increase of Php10,586 million, or 19%, from Php55,118 million in 2023, primarily due to the combined effects of the following: (1) lower proceeds from disposal of property and equipment by Php19,144 million, mainly lower proceeds from the sale and leaseback of telecom towers; (2) higher payment for acquisition of investments in associates and joint ventures by Php2,134 million, mainly PLDT's respective investments in Radius and Kayana, PCEV's additional investment in MIH, and Smart’s investment in DFTI; (3) lower payment for purchase of property and equipment, including capitalized interest, by Php10,178 million; and (4) proceeds from redemption of investment in debt securities on Php200 million in 2024.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2025 totaled Php62,864 million, a decrease of Php5,393 million, or 8%, as compared with Php68,257 million in 2024. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php4,900 million, or 15%, to Php28,482 million in 2025 from Php33,382 million in 2024. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php853 million, or 3%, to Php27,236 million in 2025 from Php28,089 million in 2024. The balance represents other subsidiaries’ capital spending.

Our consolidated payment for purchase of property and equipment, including capitalized interest, in 2024 totaled Php68,257 million, a decrease of Php10,178 million, or 13%, as compared with Php78,435 million in 2023. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php8,701 million, or 21%, to Php33,382 million in 2024 from Php42,083 million in 2023. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php4,727 million, or 14%, to Php28,089 million in 2024 from Php32,816 million in 2023. The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Cash Flows Used in Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php35,927 million in 2025, an increase of Php13,596 million, or 61%, from Php22,331 million in 2024, primarily due to the combined effects of the following: (1) higher payment of long-term debt by Php11,653 million; (2) higher interest paid by Php2,493 million; (3) higher settlement of obligations under capital lease by Php2,249 million; (4) settlements of derivative financial instruments of Php243 million in 2025 as against collections from derivative financial instruments of Php704 million in 2024; (5) lower proceeds from availment of long-term debt by Php850 million; and (6) payment for redemption of perpetual notes of Php4,200 million in 2024.

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

Debt Financing

Proceeds from availment of long-term and short-term debts for the year ended December 31, 2025 amounted to Php36,150 million and Php1,322 million, respectively, mainly from PLDT, Smart, Vitro and Multisys' drawings related to refinancing of maturing debt obligations and financing of capital expenditure requirements. Payments of principal on our long-term and short-term debts amounted to Php23,712 million and Php1,022 million, respectively, while payments of interest on our total debt amounted to Php13,223 million for the year ended December 31, 2025.

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

Our consolidated long-term and short-term debts increased by Php13,462 million, or 5%, to Php295,048 million as at December 31, 2025 from Php281,586 million as at December 31, 2024 primarily due to drawings from our long-term facilities and the revaluation of foreign currency-denominated debt, partially offset by debt amortizations. As at December 31, 2025, PLDT’s long-term and short-term debt level increased by Php4,469 million, or 3%, to Php174,971 million from Php170,502 million as at December 31, 2024, Smart’s long-term and short-term debt level increased by Php3,654 million, or 4%, to Php107,147 million from Php103,493 million as at December 31, 2024, ePLDT's long-term debt level increased by Php5,039 million, or 66%, to Php12,630 million from Php7,591 million as at December 31, 2024, and Vitro's short-term debt of Php300 million as at December 31, 2025.

Our consolidated long-term and short-term debts increased by Php26,788 million, or 11%, to Php281,586 million as at December 31, 2024 from Php254,798 million as at December 31, 2023 primarily due to drawings from our long-term facilities and the revaluation of foreign currency-denominated debt, partially offset by debt amortizations. As at December 31, 2024, PLDT’s long-term and short-term debt level increased by Php14,630 million, or 9%, to Php170,502 million from Php155,872 million as at December 31, 2023, Smart’s long-term and short-term debt level increased by Php9,531 million, or 10%, to Php103,493 million from Php93,962 million as at December 31, 2023, and Vitro's long-term debt level increased by Php2,627 million, or 53%, to Php7,591 million from Php4,964 million as at December 31, 2023.

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

As at February 25, 2026, PLDT maintained its investment grade credit ratings as follows:

Rating Agency	Credit Rating
Moody’s Investors Service, or Moody’s	Baa2 with stable outlook (most recently published on February 24, 2026)
S&P Global (formerly Standard & Poor’s Ratings Services)	BBB with stable outlook (most recently published on November 23, 2025)

CRISP previously rated PLDT's retail peso bonds "AAA with stable outlook" and the credit rating agreement ended in 2024 following the full redemption of those bonds.

Contractual Obligations and Commercial Commitments

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php116,304 million and Php133,811 million as at December 31, 2025 and 2024, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

For a detailed discussion of our consolidated contractual undiscounted obligations as at December 31, 2025, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Commercial Commitments

Major Network Vendors

Significant commitment in respect of major network vendors, net of advances and deliveries, amounted to about Php19,700 million and Php15,900 million as at December 31, 2025 and 2024, respectively.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors, net of advances and deliveries, amounted to Php16,900 million and Php11,200 million as at December 31, 2025 and 2024, respectively.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2025 and 2024.

C. Research and development, patents and licenses, etc.

See Item 4. “Information on the Company – Business Overview – Intellectual Property Rights”.

D. Trend Information

Please refer to Item 5. “Operating and Financial Review and Prospects — A. Operating Results” for a discussion of the most recent trends in our services, sales and expenses. In addition, please refer to Item 3. “Key Information,” Item 4. “Information on the Company,” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

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

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separate identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of two to three years). Revenues attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

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

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we can direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers:

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

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements. We have a primary obligation to provide the services to the subscriber.

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

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either using input or output methods. Input method recognizes revenue based on the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue based on direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized using input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

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

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations. Thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the goods or services separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objectives. Our business model is not assessed on an instrument-by-instrument basis, but on a higher level of aggregated portfolios and is based on observable factors such as:

a.
How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
2.
The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
3.
The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

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

•
Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty. These are instances where:

1.
The counterparty is experiencing financial difficulty or is insolvent;
2.
The counterparty is in breach of financial covenant(s);
3.
An active market for that financial asset has disappeared because of financial difficulties;
4.
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
5.
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
6.
Financial assets are purchased or originated at a deep discount that reflects the credit losses incurred.

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

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due. Days past due are determined by counting the number of days since the earliest due date elapsed in respect of which full payment has not been received. Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since their origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk. The provision for credit losses for these financial assets is based on a 12-month ECL. The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets. See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any period covered by an option to extend the lease if it is reasonably certain to be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option under some of our lease agreements to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as sites, leased circuits and poles due to the significance of these assets to our operations. These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

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

Assets classified as held-for-sale

The criteria for held-for-sale classification are regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred. Following the completion of the initial transaction with tower companies, Smart and DMPI plan to proceed with the sale of additional telecom towers and related passive infrastructure within a year. With these agreements, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

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

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us. See Note 6 – Components of Other Comprehensive Loss to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2025 and 2024.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2025 and 2024.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and apply significant judgment in identifying uncertainties over our income tax treatments. We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

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

As at December 31, 2025 and 2024, the estimated useful lives of the subscriber contract costs would range from six to seven years.

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

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, and prepayments and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

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

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, and prepayments and other non-financial assets are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments and Other Non-Financial Assets, respectively, to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

In 2024, the PLDT Group launched further initiatives to continuously modernize its property and equipment to enhance operational efficiencies. On this basis, the Group reassessed the EUL of certain assets, including among others, certain legacy network systems replaced by Transport Network Transformation (TNT) and Core Transformation, Operations Support Systems and Optical Line and Terminal Access equipment. As a result of changes in accounting estimates, the PLDT Group recognized additional depreciation expense of Php5,686 million in the income statement for the year ended December 31, 2024.

In 2025, based on the internal technical evaluation and assessment of industry practice, PLDT reassessed the EUL of International and Domestic submarine cable systems from 15 years to 25 years, resulting in a reduction in depreciation expense amounting to Php748 million for the year ended December 31, 2025. Conversely, the EUL of certain submarine network cables decreased due to aging and performance issues, resulting in additional depreciation expense of Php237 million.

PLDT and Smart also recognized additional depreciation expense amounting to Php744 million and Php5,560 million respectively, in 2025, due to modernization of core network equipment and IT assets.

In addition, Smart recognized additional depreciation expense of Php215 million upon the expiration of its lease during the year and the consequent termination of use of and move out from the related office premises.

Overall, the total depreciation and amortization of property and equipment from continuing operations amounted to Php41,881 million, Php41,224 million and Php51,543 million for the years ended December 31, 2025, 2024 and 2023, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2025 and 2024, and Php2 million for the year ended December 31, 2023. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php327,989 million and Php318,069 million as at December 31, 2025 and 2024, respectively. See Note 4 – Operating Segment Information and Note 9 – Property and Equipment to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements and in other comprehensive income for transfers from owner-occupied property to investment property. The fair values of the investment properties have been determined based on appraisal performed by independent firms of appraisers, industry specialists in valuing these types of investment properties.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php934 million and Php803 million as at December 31, 2025 and 2024, respectively. Total consolidated provision for deferred income tax amounted to Php3,710 million, Php3,401 million and Php1,206 million for the years ended December 31, 2025, 2024 and 2023, respectively. Total consolidated recognized net deferred income tax assets amounted to Php11,582 million and Php14,643 million as at December 31, 2025 and 2024, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

We leverage existing risk management indicators (e.g., internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b)
Inputs, assumptions and estimation techniques

•
General approach for cash and cash equivalents, short-term investments, debt securities, and advances and other noncurrent assets

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

•
Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk but instead requires the recognition of lifetime ECL. For trade receivables and contract assets, we use the simplified approach for calculating ECL. We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

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

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years. The methodologies and assumptions, including any forecasts of future economic conditions are reviewed regularly.

Due to lack of reasonable and supportable information, we have not identified any uncertain event that was assessed to be relevant to the risk of default occurring, thus we are not able to estimate the impact on ECL.

Total provision for expected credit losses for trade and other receivables from continuing operations amounted to Php3,838 million, Php3,875 million and Php4,119 million for the years ended December 31, 2025, 2024 and 2023, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2025 and 2024, and Php4 million for the year ended December 31, 2023. Trade and other receivables, net of allowance for expected credit losses, amounted to Php31,367 million and Php31,612 million as at December 31, 2025 and 2024, respectively. See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Total impairment losses on contract assets amounted to Php101 million, Php181 million and Php224 million for the years ended December 31, 2025, 2024 and 2023, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php1,487 million and Php1,886 million as at December 31, 2025 and 2024, respectively. See Note 5 – Income and Expenses – Contract Balances to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

The following credit exposures are assessed individually:

•
All stage 3 assets, regardless of the class of financial assets; and
•
The cash and cash equivalents, short term investments, investment in debt securities and other financial assets.

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

The net consolidated pension benefit costs amounted to Php1,434 million, Php1,441 million and Php1,426 million for the years ended December 31, 2025, 2024 and 2023, respectively. The prepaid benefit costs amounted to Php810 million and Php975 million as at December 31, 2025 and 2024, respectively. The accrued benefit costs amounted to Php3,810 million and Php3,548 million as at December 31, 2025 and 2024, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Long-term Incentive Plan, LTIP

The Executive Compensation Committee (ECC) of the PLDT Board of Directors approved the LTIP covering the years 2022 to 2026, on December 23, 2021. It covers two cycles and is intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for sustainability are expected to capture the Company’s performance in various ESG materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and greenhouse gas (GHG) emissions, employee and customer welfare, diversity and inclusion, cybersecurity and data privacy, and business ethics. Cycle 1 covered the performance period from 2022 to 2024 and was settled in 2025 based on the achievement of performance targets. Cycle 2, which is intended to cover the performance period from 2025 to 2026, is still subject to the ECC’s evaluation. Accordingly, the expense accrued for the LTIP for the year ended December 31, 2025 amounted to nil. The expense accrued for the years ended December 31, 2024 and 2023 amounted to Php1,136 million and Php839 million, respectively.

The accrued incentive payable amounted to nil and Php3,406 million as at December 31, 2025 and 2024, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,836 million and Php1,752 million as at December 31, 2025 and 2024, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2025 amounted to Php3,322 million and Php274,220 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2024 amounted to Php3,079 million and Php247,962 million, respectively. See Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Amended Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2025

See Note 2 – Summary of Material Accounting Policies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for the discussion of new accounting standards that will become effective subsequent to December 31, 2025 and their anticipated impact on our consolidated financial statements for the current and future periods.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

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

The name, age and period of service, of each of our directors, including independent directors, of PLDT as at March 31, 2026 are as follows:

Name	Age	Period during which individual has served as such
Manuel V. Pangilinan	79	November 24, 1998 to present
Marilyn A. Victorio-Aquino	70	May 8, 2023 to present
Helen Y. Dee	81	June 18, 1986 to present
Robert Joseph M. de Claro(1)	54	February 27, 2025 to present
Ray C. Espinosa	69	November 24, 1998 to present
James L. Go	86	November 3, 2011 to present
Hidetada Haiyashi(2)	55	September 16, 2025 to present
Menardo G. Jimenez, Jr.(3)	62	June 10, 2025 to present
Kazuyuki Kozu(4)	52	July 6, 2021 to September 15, 2025
Bernido H. Liu	62	September 28, 2015 to present
Retired Supreme Court Chief Justice Artemio V. Panganiban	89	April 23, 2013 to present
Alfredo S. Panlilio	62	June 8, 2021 to present
Kazutoshi Shimizu	49	August 13, 2024 to present
Bernadine T. Siy	66	June 8, 2021 to present
Marife B. Zamora(5)	72	November 14, 2016 to June 9, 2025

(1)
Mr. Robert Joseph M. de Claro was elected as a director of the Company effective February 27, 2025 and shall serve the unexpired term of his predecessor in office, Atty. Santiago Dionisio R. Agdeppa.
(2)
Mr. Hidetada Hayashi was elected as a director of the Company effective September 16, 2025 and shall serve the unexpired term of his predecessor in office, Mr. Kazuyuki Kozu.
(3)
Mr. Menardo G. Jimenez was elected as a director of the Company effective June 10, 2025.
(4)
Mr. Kazuyuki Kozu resigned as a member of the Board of Directors of the Company effective September 15, 2025.
(5)
Ms. Marife B. Zamora ceased to be a member of the Board of Directors effective June 10, 2025.

The name, age, position and period of service of the executive officers of PLDT as at March 31, 2026 are as follows:

Name	Age	Position(s)	Period during which individual has served as such
Executive Officers:
Manuel V. Pangilinan	79	Chairman of the Board	February 19, 2004 to present
		President and CEO	January 1, 2024 to present
Marilyn A. Victorio-Aquino	70	Corporate Secretary	January 25, 2022 to present
		Chief Legal Counsel	December 1, 2018 to December 31, 2024
		Senior Vice President	January 1, 2019 to present
		Senior Legal Adviser to the Chairman	January 1, 2025 to present
Victorico P. Vargas	73	Leadership Transition Officer	July 1, 2021 to present
		Business Transformation Office Head	January 1, 2016 to present
Menardo G. Jimenez, Jr.	62	Executive Vice President	September 17, 2024 to present
		Chief Operating Officer	September 17, 2024 to present
		Senior Vice President	December 9, 2004 to September 16, 2024
		Network Head	January 15, 2024 to September 16, 2024
		Consumer Business - Home Head	July 31, 2019 to April 1, 2022
Danny Y. Yu	64	Senior Vice President	November 17, 2022 to present
		Chief Financial Officer	May 3, 2023 to present
		Chief Risk Management Officer	May 3, 2023 to present
		PLDT Group Controller	November 17, 2022 to May 3, 2023
Gina Marina P. Ordoñez	64	Chief People Officer	March 21, 2019 to present
		Senior Vice President	May 1, 2019 to present
Jeremiah M. de la Cruz(1)	48	Senior Vice President	April 1, 2022 to July 1, 2025
		Consumer Business - Home Head	January 15, 2024 to May 15, 2025
		Consumer Business Head	April 1, 2022 to January 14, 2024
Joseph Ian G. Gendrano	49	Senior Vice President	August 10, 2022 to present
		Enterprise Business Head	January 15, 2024 to April 1, 2025
		Chief Technology Officer	January 1, 2023 to January 14, 2024
		Enterprise Business Head	November 16, 2022 to December 31, 2022
John Gregory Y. Palanca(2)	58	Senior Vice President	March 21, 2024 to present
		Sales and Development Head	August 15, 2023 to present
		Consumer Business - Home Head	May 16, 2025 to present
		First Vice President	August 15, 2023 to March 20, 2024
Patricio S. Pineda III(3)	56	Senior Vice President	April 2, 2025 to present
		Enterprise Business Head	April 2, 2025 to present
Luis S. Reňon	55	Senior Advisor to the Chairman	November 16, 2024 to present
		Senior Vice President	May 4, 2023 to present
		Internal Audit Head	July 1, 2018 to November 16, 2024
Leo I. Posadas	59	First Vice President	March 6, 2007 to present
		Treasurer	May 18, 2015 to present
Louella F. Calixtro(4)	53	First Vice President	November 16, 2025 to present
		Chief Procurement Officer	November 16, 2025 to present
Joan A. de Venecia-Fabul(5)	45	First Vice President	November 5, 2020 to present
		Chief Legal Counsel	January 1, 2025 to present
		Legal and Regulatory Affairs Group Head	January 1, 2025 to present
Patrick F. Santos	59	First Vice President	November 1, 2024 to present
		Chief Information Security Officer	November 1, 2024 to present
		Cyber Security Operations Head	November 1, 2024 to present
Melissa V. Vergel de Dios	62	First Vice President	March 5, 2013 to present
		Chief Sustainability Officer	November 4, 2021 to present
		Investor Relations Head	March 6, 2007 to October 31, 2024
Gil Samson D. Garcia	54	First Vice President	November 8, 2018 to present
		Financial Reporting and Controllership Head	May 31, 2022 to present
(1)
Mr. Jeremiah M. de la Cruz was separated from service effective July 1, 2025.
(2)
Mr. John Gregory Y. Palanca was appointed as Senior Vice President and Consumer Business Home Head concurrent to his position as Sales and Development Head effective May 16, 2025.
(3)
Mr. Patricio S. Pineda III was appointed as Senior Vice President and Enterprise Business Head of the Company effective April 2, 2025.
(4)
Ms. Louella F. Calixtro was appointed as First Vice President and Chief Procurement Officer effective November 16, 2025.
(5)
Atty. Joan A. De Venecia-Fabul was appointed as First Vice President, Chief Legal Counsel and Head of Legal and Regulatory Affairs Group of PLDT effective January 1, 2025.

The following is a brief description of the business experiences of each of our current directors, executive officers and advisors:

Mr. Manuel V. Pangilinan has been a director of PLDT since November 24, 1998. He was appointed as Chairman of the Board of Directors of PLDT in February 2004 and as President and Chief Executive Officer in December 2023 with effect January 1, 2024. He also held the position of President and Chief Executive Officer of PLDT from January 1, 2016 until June 7, 2021, and served as President and Chief Executive Officer of Smart from January 1, 2016 until August 7, 2019.

Mr. Pangilinan is the Chairman of the Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees of the Board of Directors of PLDT. He also serves as Chairman and President of Metro Pacific Investments Corporation, Chairman and CEO of Meralco, and Chairman of PXP and Philex Mining Corporation, and of several subsidiaries and affiliates of PLDT or MPIC, including, among others, Smart, DMPI,

Digitel, PCEV., ePLDT, Inc., Beacon Electric Assets Holdings Inc., Philex Petroleum Corporation, Manila North Tollways Corporation, Maynilad Water Services Corporation, Landco Pacific Corporation, Metro Pacific Hospital Holdings, Inc., Medical Doctors Incorporated (Makati Medical Center), and Colinas Verdes Corporation (Cardinal Santos Medical Center). He is also the Chairman of MediaQuest Holdings Inc., TV5 Network, Inc., and PLDT-Smart Foundation.

Mr. Pangilinan founded First Pacific, a Hongkong Stock Exchange-listed company, in 1981 and serves as its Managing Director and Chief Executive Officer. Within the First Pacific Group, he also holds the position of President Commissioner of P.T. Indofood Sukses Makmur Tbk, the largest food company in Indonesia.

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

Mr. Pangilinan graduated cum laude from the Ateneo de Manila University, with a Bachelor of Arts Degree in Economics. He received his Master’s Degree in Business Administration from Wharton School of Finance & Commerce at the University of Pennsylvania, where he was a Procter & Gamble Fellow. He was conferred a Doctor of Humanities Degree (Honoris Causa) by the San Beda College, Xavier University, Holy Angel University and Far Eastern University.

Atty. Marilyn A. Victorio-Aquino has been a member of the Board of Directors of PLDT since May 8, 2023. Atty. Victorio-Aquino concurrently serves as a Senior Vice President, Management Committee Member, Privacy Head, Corporate Secretary, and Senior Legal Advisor to the Chairman of PLDT. She has been a director of the Philippine Stock Exchange since June 2023.

She joined First Pacific in 2012 as an Assistant Director and currently holds various positions in the Philippine subsidiaries and affiliates of First Pacific and Metro Pacific Investments Corporation (an affiliate of First Pacific), including President of First Coconut Manufacturing Inc., and director of Philex Mining Corporation (Philex) and PXP Energy Corporation (PXP). She is also a director of Lepanto Consolidated Mining Company (Lepanto). Philex, PXP, and Lepanto are PSE-listed companies. She also serves as a director of Philex Gold Philippines, Inc., Silangan Mindanao Mining Company, Inc., Maya Bank, Inc, and Maya Philippines, Inc.

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

Mr. Robert Joseph M. de Claro has been a director of PLDT since February 27, 2025. He officially assumed the role of President and Chief Executive Officer of the Social Security System (SSS) on December 6, 2024. Before becoming President and Chief Executive Officer of the SSS, he served as a member of the Social Security Commission (SSC), representing the Employers sector. He also chaired the SSC Information Technology and Collection Committee and was a member of the SSC Audit Committee, SSC Risk Management and Investment Committee, and SSC Governance Committee. Additionally, Mr. de Claro represented the SSS in the Boards of the Union Bank of the Philippines, UBP Investment Management and Trust Corporation, and Ionics, Inc. He has held various leadership roles, including President and Chief Executive Officer of People4u, Inc., Operating Partner at FutureNow Business Services, Inc., President and General Manager of JMango Philippines, Inc., and General Manager, APAC for GlobalOne Solutions, Inc. and Cloud Sherpas.

Mr. de Claro holds a Bachelor of Science degree in Computer Science with a specialization in Information Technology from De La Salle University.

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

Atty. Ray C. Espinosa has been a director of PLDT since November 24, 1998, and is a member of the Technology Strategy Committee and Data Privacy and Information Security Committee of the Board of Directors of PLDT. He was Senior Advisor to the President and CEO of PLDT from January 28, 2019 until June 8, 2021. He was PLDT’s Chief Corporate Services Officer from December 2016 until January 28, 2019, and previously served as President and CEO of ePLDT Inc. and its subsidiaries from July 2000 until May 2010 and as President and CEO of TV5 Network Inc. and Cignal TV Inc. from December 2009 until May 2013. He was the Deputy Chief Executive of Meralco from January 28, 2019 until May 27, 2019, and President and Chief Executive

Officer from May 28, 2019 until May 31, 2023. He was the chairman of the Philstar Group of Companies from June 11, 2014 until August 17, 2023 and BusinessWorld Publication Corporation from September 16, 2013 until August 17, 2023. In June 2013, he joined First Pacific Company Limited as Associate Director.

Atty. Espinosa is a director of Metro Pacific Investments Corporation, Meralco, and PXP, an independent director of EEI Corporation and chairman of its Risk Oversight Committee and member of its Executive Committee, and a lead independent director of Lepanto Consolidated Mining Company and chairman of its Audit Committee. He is an independent director of Concreat Holdings Philippines, Inc. and chairman of its Nominations Committee and member of its Audit Committee. He is a trustee of the PLDT-Smart Foundation Inc. and the Beneficial Trust Fund of PLDT.

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

Mr. James L. Go has been a director of PLDT since November 3, 2011. He is a member of the Technology Strategy and Risk Committees and Advisor of the Audit Committee of the Board of Directors of PLDT. He has been the Chairman of JG Summit Holdings, Inc. and a Board Advisor of Cebu Air, Inc. since January 1, 2023, and is the Chairman and Chief Executive Officer of Oriental Petroleum and Minerals Corporation, and the Chairman Emeritus of Universal Robina Corporation, Robinsons Land Corporation, and JG Summit Olefins Corporation. He is the Vice Chairman of Robinsons Retail Holdings, Inc. and a Director of the Meralco. He is also the President and Trustee of the Gokongwei Brothers Foundation, Inc. Mr. Go obtained his Bachelor of Science Degree and Master of Science Degree in Chemical Engineering from Massachusetts Institute of Technology, USA.

Mr. Hidetada Hayashi has been a director of PLDT since September 16, 2025. He joined NTT, Inc. in April 1994 and has over 30 years of experience in the telecommunications industry. He currently serves as the Managing Director of the Philippine Branch of NTT DOCOMO, INC.

Prior to this, he served as the Director of the Business Management Division of NTT DOCOMO GLOBAL, Inc. from 2024 to 2025, Executive Director of the Corporate Planning Department of NTT DOCOMO, INC. from 2022 to 2024, Chief Operating Officer of DOCOMO Communications Laboratories Europe GmbH from 2018 to 2021 and Chief Financial Officer of DOCOMO Pacific, Inc. 2008 to 2012.

Mr. Hayashi earned a Bachelor of Arts degree in Law from Chuo University, Tokyo.

Mr. Menardo G. Jimenez, Jr. has been a director of PLDT since September 17, 2024 and is our Executive Vice President and Chief Operating Officer. He joined PLDT in December 2001 and served as the Network Head of PLDT from January 15, 2024 to September 16, 2024. Prior to that, he served in various capacities as Corporate Communications and Public Affairs Group Head, Retail Business Group Head, Fixed Line Business Transformation Office Head, Human Resources Group Head, Fixed Line Business Transformation Office Head and Consumer Home Business Group Head. He holds directorships in several subsidiaries of PLDT. Prior to joining PLDT, he had a stint at GMA Network, Inc., where he served as head of a creative services and network promotions. Mr. Jimenez received his AB Economics degree from the University of the Philippines.

Mr. Bernido H. Liu has been an independent director of PLDT since September 28, 2015 and is an independent member of the Audit, Governance, Nomination and Sustainability, Executive Compensation, Risk, and Data Privacy and Information Security Committees of the Board of Directors of PLDT. Concurrently, he is the Executive Chairman of GOLDEN ABC, Incorporated (GABC), a fashion retail company that designs and sells its own clothing, personal care and accessory lines marketed and retailed under a dynamic portfolio of well-differentiated proprietary brands, namely Penshoppe, OXGN, ForMe, Memo, Regatta, and BOCU. He is also the Group Chairman of LH Paragon Incorporated, a business holdings company which has under its management GABC and other companies in various industries, namely, Matimco Incorporated, Oakridge Realty Development Corporation, Clinica Prime, and Greentree Food Solutions, Inc.

Mr. Liu and GABC under his leadership have been recognized by different award-giving bodies. Awards include the Agora for Outstanding Achievement in Entrepreneurship from the Philippine Marketing Association, Ten Outstanding Young Men for Entrepreneurship from JCI Philippines, Global Retailer of the Year from the Philippine Retailers Association and the Department of Trade and Industry, and the ASEAN Business Awards’ Priority Integration Sector Excellence Award for Retail. He has also been conferred the Pro Ecclesia et Pontifice, the highest honor the Pope bestows upon a lay person. Mr. Liu graduated with a Bachelor of Science Degree in Architecture from the University of San Carlos and completed the Executive Education Owner/President Management Program of the Harvard Business School.

Retired Chief Justice Artemio V. Panganiban has been an independent director of PLDT since April 23, 2013 and is serving as an independent member of the Audit, Governance, Nomination and Sustainability, and Executive Compensation Committees, and Chairman of the Risk Committee, of the Board of Directors of PLDT. He was appointed as Lead Independent Director effective

March 21, 2019. He served as an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the Board of Directors of PLDT from June 9, 2009 to May 6, 2013. Currently, he is also an independent director of Meralco, Petron Corporation, GMA Network, GMA Holdings, JG Summit Holdings, Inc., Asian Terminals, Inc. and RL Commercial REIT, Inc., and a non-executive director of Jollibee Foods Corporation, all of which are PSE-listed companies, as well as Senior Adviser of Metropolitan Bank and Trust Company, and adviser of Double Dragon Properties Corp. and Merry Mart Consumer Corp. He is an Independent Advisor of Metro Pacific Investments Corporation, a large non-listed company, and Independent Director of several large non-listed companies such as Asian Hospital, Inc., Metro Pacific Tollways Corporation, State Investment House, Inc., and State Properties Corporation. He is also the Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity, and of the Board of Advisers of Metrobank Foundation, Inc., a trustee of Tan Yan Kee Foundation and Claudio Teehankee Foundation, President of the Manila Metropolitan Cathedral-Basilica Foundation and of the AIM-RVR Center, a member of the Advisory Board of World Bank (Philippines), Chairman-Emeritus of the Philippine Dispute Resolution Center, Inc., Chairman Emeritus of the Philippine National Committee of the Asean Law Association, and a column writer of the Philippine Daily Inquirer. Hon. Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Associate Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy.

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

Mr. Alfredo S. Panlilio has been a Director of PLDT since June 8, 2021 and Smart since August 8, 2019. He served as President and CEO of PLDT from June 8, 2021 and of Smart from August 8, 2019, and held leadership positions in the various subsidiaries of PLDT and Smart, until his retirement as President and CEO of PLDT and Smart on December 31, 2023. Despite his retirement as President and CEO of PLDT and Smart, Mr. Panlilio has remained as a Director of PLDT and Smart, and has continued to hold various leadership positions within the PLDT Group as Chairman of Maya Bank, Inc., Director of Multisys and Multipay Corporation, and Trustee of Asian Carriers Conference Inc. Mr. Panlilio was the Senior Vice President and Head of Customer Retail Services and Corporate Communications at Meralco from September 10, 2010 to June 30, 2019. He also held several leadership positions within the Meralco Group.

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

Mr. Kazutoshi Shimizu has been a director of PLDT since August 13, 2024. He is the Vice President of Global Strategy and Corporate Planning of NTT DOCOMO BUSINESS, Inc. (formerly NTT Communications Corporation). He has played a pivotal role in the global business expansion of NTT Group during the last decade. He also held a senior position at the Global Business Office of NTT Holdings Company from 2011 to 2022 and contributed to the growth of the NTT Group. Mr. Shimizu also served as the Vice President of NTT Com’s Smart World Business from 2022 to 2024 and as a director of NTT Holdings’ Global Business Office from 2011 to 2022.

Mr. Shimizu graduated with a Bachelor’s Degree in Mechanical Engineering from the University of Tokyo, and holds a Master’s Degree in Mechanical Engineering from the University of Tokyo, and a Master’s Degree in Business Administration from London Business School, University of London.

Ms. Bernadine T. Siy has been a director of PLDT since June 8, 2021. She is also a director of Epicurean Partners Exchange Inc. and of Fil-Pacific Apparel Corporation (FPAC), both leading players in the food service and apparel industry. She previously served as President and Chief Executive Officer of EPEI Inc. from 1994 to 2011, and President and Chief Executive Officer of

FPAC from 1987 to 1997 and again, from 2004 to 2013. She has been a trustee of the board of Ateneo de Manila University since 2014, and currently holds the position of board chair. She is currently an independent director of Cebu Air, Inc. having been appointed in March 2021. She was also appointed as an independent director of JG Summit Holdings, Inc. in June 2024. She is a trustee in the board of the Foundation for Economic Freedom, an economic policy advocacy organization and a member of the Management Association of the Philippines. She was a Consultant to the Board of Directors of the Development Bank of the Philippines from November 2012 to June 2014. She obtained her Bachelor of Arts Degree in Economics, Magna Cum Laude from Ateneo de Manila University and a Master’s Degree in Management from J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA.

Mr. Victorico P. Vargas is the Leadership Transition Officer of the Company. He has been an Associate Director of First Pacific since January 2016, overseeing First Pacific Group businesses operating in the Philippines and its region, with particular focus on leading the Business Transformation of PLDT. He is a director of Smart Communications Inc., Meralco, MGen Global Business Power, Maya Bank, Inc., PLDT Global Corp., PLDT Subic Telecom, Inc., PLDT Clark Telecom, Inc., Beacon Electric Asset Holdings, Inc., Beacon PowerGen Holdings, Inc., MQuest Ventures, Inc., Cignal TV, Inc., TV5 Network, Inc. and Media5 Marketing Corporation. Chairman of Hastings Holdings Inc., Philstar Global, Inc., Pilipino Star Ngayon, Inc., Pilipino Star Printing, and Philstar Daily, Inc. President and Member of the Board of Trustees of the First Pacific Leadership Academy, Trustee of the MVP Sports Foundation, PLDT-Smart Foundation, Inc. and Ideaspace Foundation and President of the PhilPop Music Fest Foundation. Mr. Vargas is a former President of the Philippine Olympic Committee and is currently a member of the Board of Trustees of the said organization. Mr. Vargas is the Chairman of the Association of Boxing Alliances in the Philippines and was a former member of the Executive Committee of the Asian Boxing Confederation. He is one of the Executive Board Members of World Boxing Council and Chairman of the Philippine Basketball Association for seasons 2017-present. He is also the Vice President of the Samahang Basketbol ng Pilipinas. Prior thereto, Mr. Vargas served as the President and Chief Executive Officer of Maynilad Water Services, Inc. He joined PLDT in 2000 as its Human Resources Group Head and through his stay at PLDT got involved in managing the PLDT Business Transformation Office, Asset Protection and Management Group, and the PLDT International Carrier Business. He has worked in senior roles at Union Carbide, Pepsi Cola, Colgate Palmolive and Citibank, NA (both in Manila and in Southeast Asia). Mr. Vargas was educated at Ateneo de Manila and University of Santo Tomas with a Bachelor of Science Degree in Psychology.

Mr. Danny Y. Yu is our Senior Vice President, Chief Financial Officer and Chief Risk Management Officer, and has served as the PLDT Group Controller from November 17, 2022 to May 3, 2023. He likewise served as Senior Vice President and Chief Financial Officer, Chief Governance Officer and Chief Risk Officer of Philex Mining Corporation from September 2013 to August 2019, Chief Finance Officer of Digitel and DMPI (Sun Cellular) from November 2011 to July 2013, Chief Financial Officer of ePLDT, Inc. from November 2010 to December 2011, Chief Financial Officer of PLDT Global Corporation from June 2004 to November 2010, Chief Financial Officer of Mabuhay Satellite Philippines Corporation & Aces Satellite Philippines Corporation from March 1999 to May 2004, and Vice President for Corporate Development of Fort Bonifacio Development Corporation from March 1997 to March 1999. He started his career at SGV & Co. where he was a senior auditor. Mr. Yu graduated Magna Cum Laude from the University of San Carlos with a Bachelor of Science in Commerce, Major in Accounting and holds a Master in Management from the Asian Institute of Management. He is also a Certified Public Accountant. In 2016, he was awarded the ING-FINEX CFO of the Year.

Ms. Gina Marina P. Ordoñez is the Senior Vice President and Chief People Officer for PLDT, Inc. and its wireless subsidiary, Smart Communications, Inc., where she drives the strategic direction and execution of human capital initiatives, workplace design, and employee experience programs. She also contributed to the development and implementation of the PLDT Group Talent Management strategy, ensuring alignment with present and future business requirements. She has been with the PLDT Group for over eight years, initially joining the Business Transformation Office in 2016 to oversee process and quality management. She transitioned to the role of Smart People Group Head before being appointed as Chief People Officer for both PLDT and Smart organizations in 2019. Ms. Ordoñez was formerly Vice President for Service Operations and Quality Management at Makati Medical Center. She also served as Head of Customer Experience for Consumer Banking at Citi where she occupied several leadership roles over a span of 16 years. During her tenure, she attained a Six Sigma Black Belt certification. She is a registered Corporate Coach and Quality Management consultant, holding membership in the International Coach Federation.

Mr. Joseph Ian G. Gendrano, Senior Vice President, has been in PLDT’s service since May 2013. He served as the Enterprise Business Head of the Company before being appointed as a Senior Vice President and Chief Operating Officer of Kayana. He is currently the President and Chief Executive Officer of Kayana. Prior to joining PLDT, he worked with Verizon Business, Cisco Systems and Goldman Sachs in the United States. He has held technical, sales, consulting and leadership roles in these organizations as well as gained industry experience in the global financial services vertical. He served as Vice President of Goldman Sachs’ Network Voice and Multimedia Division and Chief Architect for Unified Communications platforms. Mr. Gendrano obtained his Bachelor of Science degree in Electronics and Communications Engineering from De La Salle University and Master of Science degree in Electrical Engineering, Major in Telecommunications and Networking from the University of Pennsylvania.

Mr. John Gregory Y. Palanca is our Senior Vice President and Consumer Business Head and Sales and Development Head. He also served as the First Vice President and Regional Customer Development - Luzon Head of Smart from November 2020 to July 2022. Prior to his promotion to First Vice President, Mr. Palanca served as the Vice President and Regional Customer Development - Luzon Head of Smart from December 2017 to November 2020. Before Mr. Palanca's stint with Smart, he served as the Managing Director of PLDT Japan GK from June 2016 to December 2017, General Manager of PLDT Malaysia Sdn Bhd. from January 2014 to May 2016, General Manager of PLDT HK Ltd. from May 2011 to December 2013, Country President of Motorola Communications Phils. Inc. from January 2006 to January 2011, Vice President of Nextel, Next Mobile from January 2000 to January 2006, and Principal Consultant of Islanet Information Technology from January 1998 to January 2000. Mr. Palanca earned his Bachelor of Science degree in Business Management from De La Salle University in 1987.

Mr. Patricio S. Pineda III is our Senior Vice President and Enterprise Business Head. Prior to joining the Company, Mr. Pineda served as the Chief Operating Officer of Kayana Solutions Inc. from 2024 to 2025, Strategic Advisor to Stealth Mode (Hong Kong) from 2023 to 2024, Managing Director and Global Head of Internet Industries Banking at Standard Chartered Bank (Hong Kong) from 2021 to 2023, Partner (Digital, Strategy and Transformation) at Prophet (Hong Kong) from 2017 to 2021, and Vice President for Global Client Advisors at Oracle Corporation (US) from 2011 to 2017. Mr. Pineda obtained his BS Management Engineering and AB Management Economics degrees, as a merit scholar, from the Ateneo de Manila University in 1990, and his Master’s Degree in Business Administration (with honors) from the University of Chicago Booth School of Business in 1995.

Mr. Luis S. Reñon, Senior Advisor to the Chairman, joined PLDT in July 2018. Prior thereto, he was the Emerging Markets Chief Finance Officer of Pfizer Inc. handling teams across the Philippines, Thailand, Malaysia, Indonesia, Vietnam, and Pakistan. He started his professional career in the Audit and Business Advisory Division of Ernst & Young Manila and Singapore for six years. He then moved to Novartis Asia Pacific in Singapore as Regional Auditor and Team Leader, managing APAC auditors in conducting business review and compliance test of operations in Asia Pacific and Europe. He moved back to the Philippines in 2000 where he became the Head of Finance, Administration and Operations of Novartis’ Animal Health Business Unit. He pursued a rewarding career in Wyeth Philippines and Pfizer, Inc., where he took on various roles with increasing responsibilities in Strategic Planning and Business Finance, as Pfizer’s Country CFO in 2011 during the Pfizer-Wyeth integration and as Emerging Markets CFO in 2014. Mr. Reñon is a Certified Public Accountant. He completed his Bachelor’s degree in Commerce, major in Accounting at Araullo University, and his Master’s degree in Business Administration at the Ateneo de Manila University, where he garnered the Gold Medalist Award. He attended the Management Development Program of the Asian Institute of Management in 2005 and the Financial Excellence Program of Harvard Business School in the USA.

Mr. Leo I. Posadas, Senior Vice President and Treasurer of the PLDT Group and concurrent Treasury Head of PLDT and Smart, handles the treasury planning/management and treasury operations of several companies under the PLDT Group. He is a director and Chief Financial Officer of PLDT Global Corporation, a director and Treasurer of PLDT Global Investments Holdings, a director and Vice President for Treasury of Mabuhay Investments Corporation, a director of PCEV, a director of Philstar and Businessworld, and the Treasurer of the Vega Telecom group. He is also the Treasurer of Smart, ePLDT, Digitel, DMPI, PLDT-Smart Foundation and several other subsidiaries of PLDT and Smart. Prior to joining PLDT in September 2000, he served as Treasury Manager of Total Petroleum Philippines, and as Manager for Foreign Exchange Management of San Miguel Corporation. Mr. Posadas received his Bachelor of Arts Degree in Economics and Bachelor of Science degree in Commerce Major in Management of Financial Institutions from De La Salle University.

Ms. Louella F. Calixtro, First Vice President and Chief Procurement Officer, has been in PLDT’s service since November 16, 2025. Before being appointed as First Vice President and Chief Procurement Officer of the Company, Ms. Calixtro served as Global Sourcing Strategy Director, Software, Offnet, DC Category, Liberty Blume Procurement Solutions at Liberty Global (Amsterdam, NL, London, UK, and Denver, USA) from 2024 to 2025, and Global Director, Liberty Procurement Services, IT and BPO from 2020 to 2024. She likewise held several leadership roles at VEON Ltd. (Amsterdam, NL) as Global Vendor and Contracts Director from 2017 to 2020, Director of Vendor Management Office from 2014 to 2017, and Senior Procurement Contracts and Vendor Manager from 2007 to 2016. Earlier in her career, Ms. Calixtro served as the Head of Contracts Support Services (Enterprise Sales/Customer Facing Function) at Globe Telecom, Inc. from 2004 to 2007.

Ms. Calixtro holds a Juris Doctor degree from the University of the Philippines College of Law, where she was a consistent merit scholar, and a Bachelor of Arts degree in Communications Research, graduating Cum Laude from the same institution. She is also a certified practitioner with certificates in Commercial and Vendor Contracting, Service Level Agreements, and Project Management. She also has a certificate in Capital Allocation and Business Control and Completion of Lead Forward Program for Senior Leaders.

Atty. Joan A. De Venecia-Fabul is our First Vice President and PLDT Chief Legal Counsel and Head of Legal and Regulatory Affairs Group. She was the Vice President and General Counsel of listed company Philex Mining Corporation from August 2015 to March 2019, and was concurrently its Data Protection Officer from August 2017 and Head of Human Resources from January 2019. She was the Vice President for the Public Relations and Information Services Group of the Home Development Mutual Fund from August 2013 to July 2015, and, prior to that, was Senior Associate at SyCip Salazar Hernandez & Gatmaitan, where she started her legal career.

Atty. De Venecia-Fabul is a professorial lecturer at the University of the Philippines College of Law, teaching Public International Law, as well as a regular lecturer in Mandatory Continuing Legal Education seminars. She graduated from the Ateneo de Manila University in 2001 with a Bachelor’s Degree in Legal Management. She obtained her Bachelor of Laws degree from the University of the Philippines in 2005 as class valedictorian, cum laude, and Academic Excellence Awardee, and topped the Philippine Bar exam that same year. She holds a Master of Laws in International Legal Studies from New York University under a Fulbright Scholarship and Hugo Grotius Scholarship. In 2024, she obtained alumna status from the Wharton School under its Advanced Management Program.

Mr. Patrick F. Santos is our First Vice President and Chief Information Security Officer and Cybersecurity Operations Head. Prior to joining PLDT, he held key technical leadership positions in Zuellig Pharma Asia Pacific Ltd. as Head of Network, Infrastructure, and Cybersecurity from April 2022 to August 2024 and Senior Director of Regional Information Technology from June 2016 to March 2022. He also served as a Senior Vice President and the Group Chief Information Officer of SPi Global Holdings, Inc. from January 2011 to January 2016. He obtained his Bachelor of Science Degree in Computer Science from Long Island University – C.W. Post Campus, Brookville New York U.S.A. in 1989 where he graduated with honors.

Ms. Melissa V. Vergel de Dios is the First Vice President and Chief Sustainability Officer of PLDT and Smart, leading the Group’s sustainability journey since November 2021. As head of the Corporate Sustainability Office, she drives ESG integration – embedding responsible, future-ready practices across the organization. Under her leadership, PLDT has strengthened its global ESG standing, including improved performance in major assessments and the inclusion of PLDT in the S&P Global Yearbook in 2025 and 2026.

With over four decades of cross‑functional leadership, Melissa brings expertise in strategy, operations, finance, and narrative building. She has been with PLDT since 2001, holding key roles including over 17 years as Investor Relations Head, and earlier leading the Property Management and Property and Facilities Management Centers. Before PLDT, she served as Chief Operating Officer of Wharton Credit Corp. and as Group Chief Finance Officer of Global 3 Internet Holdings from June 2000 to May 2001. She held various positions in San Miguel Group of Companies from 1984 to 2000. She holds a Bachelor of Science Degree in Marketing and Management and a Bachelor of Arts degree in Economics from Assumption College.

Mr. Gil Samson D. Garcia is our First Vice President and Financial Controllership Head. He served as Group CFO of the ePLDT Group from May 2015 to August 2023, and MVP Rewards & Loyalty Solutions, Inc. from September 2018 to August 2023. He served as Controller of PCEV from June 2022 to June 2023. He holds directorships in several subsidiaries of ePLDT. Prior to joining PLDT, he was a Senior Director until January 2007 of the Business Risk Services Group of SGV & Co. / Ernst & Young, where he gained a wide range of experiences, here and abroad, in external audit and business process review and advisory including Sarbanes Oxley 404 evaluation and consultancy, risk management, corporate governance, and business fraud investigation, and fraud prevention and detection, among others. He graduated Cum Laude from the University of Santo Tomas with a Bachelor of Science Degree in Commerce, Major in Accounting. He is a CPA and a globally Certified Internal Auditor and Certified Fraud Examiner. He completed the Management Development Program in the Asian Institute of Management School of Executive Education in cooperation with PLDT and Smart in August 2016, and the High Potential Program / Leadership Talent Assessment facilitated by Development Dimensions International in October 2020. He was certified as Executive Coach Level 3 by the Global Learning Solutions Singapore in October 2023.

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

AY Foundation, Inc. (Regular Director/Chairman/Trustee)

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

La Funeraria Paz Sucat (Regular Director/Chairman)

Landev Corp. (Regular Director/Chairman)

Luis Miguel Foods (Regular Director)

       Luisita Industrial Park Corporation (Regular Director)

Malayan Colleges Laguna, Inc. (Trustee)

Malayan Colleges of Mindanao Inc. (Regular Director/Chairman)

Malayan Educational Systems, Inc. (Regular Director/Chairman)

       Malayan Insurance Co. Inc. (Regular Director/Chairman)

Malayan High School of Science, Inc. (Regular Director/Chairman)

Manila Memorial Park Cemetery, Inc.(Regular Director/Chairman)

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

US-Philippine Society – Director

Family Relationships

None of the directors/independent directors and officers of the Company or persons nominated to such positions has any family relationships up to the fourth civil degree either by consanguinity or affinity, except Mr. Manuel V. Pangilinan (Chairman) and Ms. Gina Marina P. Ordoñez (Chief People Officer) who are relatives to the fourth civil degree by consanguinity.

B. Compensation

The aggregate compensation paid to our executive officers and directors named above, as a group, for 2025 amounted to approximately Php798 million.

The following table below sets forth the aggregate amount of compensation paid in 2025 and 2024 and estimated amount of compensation expected to be paid in 2026 to: (1) the President and CEO and four most highly compensated officers of PLDT, as a group, namely, Marilyn A. Victorio-Aquino, Menardo G. Jimenez, Jr., Gina Marina P. Ordoñez and Danny Y. Yu; and (2) all other executive officers, other officers and directors, as a group.

	2026	2025	2024
	Estimate	Actual
	(amounts in million Php)
President and CEO and four most highly compensated executive officers:
Salary(1)	148	144	155
Bonus(2)	19	19	19
Other compensation(3)	97	226	95
	264	389	269
All other executive officers, other officers and directors as a group
(excluding the President and CEO and four most highly compensated executive officers):
Salary(1)	543	564	550
Bonus(2)	81	86	80
Other compensation(3)	416	962	514
	1,040	1,612	1,144

(1)
Basic monthly salary.
(2)
Includes longevity pay, mid-year bonus, 13th month and Christmas bonus.
(3)
Includes Variable Pay/Short-term Incentive Plan, or STIP, and other payments. Variable Pay/STIP is based on an annual incentive system that encourages and rewards both individual and group/team performance and is tied to the achievement of Corporate/Unit/Customer Satisfaction Objectives. It covers regular officers and executives of the Company and is based on a percentage of their Guaranteed Annual Cash Compensation. Included in the 2025 figure is the amount of award under the LTIP.

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

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such directors. The aggregate amount of per diems paid to the directors for their attendance in Board and Board Committee meetings is included in other compensation in the above table. The total amount of per diems paid in 2025 and 2024 were approximately Php62 million and Php85 million, respectively. The total amount of per diems estimated to be paid in 2026 is approximately Php67 million.

We and our subsidiaries have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors. We have accrued Php3,643 million in pension liabilities, net of pension plan assets, for employees including executive officers. See Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for more information and related discussion.

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

Board Practices

Composition of the Board of Directors

As of the date of this Annual Report, our Board consists of 13 directors, including three independent directors who qualify as independent within the independence requirements of Rule 10A‑3(b) under the Exchange Act and the independence requirements of NYSE. Our independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Bernido H. Liu and Bernadine T. Siy, are neither officers nor employees of PLDT or any of its subsidiaries, and are free from any business or other relationship with PLDT or any of its subsidiaries which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment in carrying out their responsibilities as independent directors.

The independence standards/criteria are provided in our By-Laws and Corporate Governance Manual pursuant to which, in general, a director may not be deemed independent if such director is, or in the past five years was, employed in an executive capacity by us or any company controlling, controlled by or under common control with us or he is, or within the past five years had been, retained as a professional adviser by us or any of our related companies, or he is not free from any business or other relationships with us which could, or could reasonably be perceived, to materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

On June 10, 2025, the Board reappointed Retired Supreme Court Chief Justice Panganiban as PLDT’s Lead Independent Director. The functions of the lead independent director include, among others, serving as an intermediary between the Chairman and the other directors, as needed, convening and leading meetings of the non-executive directors, and contributing to the performance evaluation of the Chairman, as may be required.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

Terms of Office for Directors

The directors of PLDT are elected each year to serve until the next annual meeting of stockholders and until their successors are elected and qualified, except in case of death, resignation, disqualification or removal from office. The term of office of all officers is coterminous with that of the Board of Directors that elected or appointed them.

Limit on Term of Office of Independent Directors

On January 26, 2026, the Philippine SEC issued Philippine SEC Memorandum Circular No. 7, Series of 2026 (effective February 1, 2026 after publication in two newspapers of general and national circulation), which covers PSE listed companies and limits an individual's ability to serve as independent director in the same company to a maximum cumulative term of nine years, with the maximum term for incumbent independent directors generally reckoned from calendar year 2012. An independent director who has served the maximum cumulative term is perpetually barred from re-election as an independent director of the same company, subject to a transitory provision allowing incumbents who have already reached the maximum term upon effectivity to continue until the 2026 annual stockholders’ meeting (or another date approved by the SEC).

Board Committees

Our Board of Directors is authorized under the By-Laws to create committees, as it may deem necessary, to assist in the effective performance of specific functions and responsibilities which may be delegated by the Board. We have six Board committees, namely, (i) Audit Committee (AC), (ii) Governance, Nomination and Sustainability Committee (GNSC), (iii) Executive Compensation Committee (ECC), (iv) Risk Committee, (v) Technology Strategy Committee (TSC) and (vi) Data Privacy and Information Security Committee (DPISC). Each of these committees has a Board-approved written charter that provides for such committee’s composition, membership qualifications, functions and responsibilities, conduct of meetings, and reporting procedure to the Board.

Audit Committee

Our AC is composed of three members, all of whom are independent directors. The AC members are Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Ms. Bernadine T. Siy, who is the chairperson of this committee. The AC is supported by three advisors, namely, Mr. Hidetada Hayashi and Mr. James L. Go, who are non-independent directors, and Ms. Corazon S. de la Paz-Bernardo, a former member of our Board. All the members of our AC are financially literate. Ms. Siy holds a master's degree in Management with majors in Finance and Accounting from the J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA. Ms. Corazon S. de la Paz-Bernardo has expertise in accounting and financial management. She is a former Chairman and Senior Partner of Joaquin Cunanan & Company, now Isla Lipana & Co., a member firm of PricewaterhouseCoopers (PwC).

As provided in the AC charter, the primary purpose of the AC is to assist the Board in fulfilling its oversight responsibility for:

•
the integrity of PLDT’s accounting and financial reporting principles and policies, and system of internal controls, including the review of material related party transactions, and the integrity of PLDT’s financial statements and the independent audit thereof;
•
PLDT’s compliance with legal and regulatory requirements; and
•
the Company’s audit process and the performance of the internal audit organization and the external auditors (including the external auditors’ qualifications and independence).

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

Governance, Nomination and Sustainability Committee

Our GNSC is composed of five voting members, all of whom are members of our Board, and two non-voting members. Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy. The two other voting members are non-executive director, Mr. Hidetada Hayashi and executive director, Mr. Manuel V. Pangilinan, who is the chairman of this committee. The two non-voting members are the Chief People Officer, Ms. Gina Marina P. Ordoňez and the Chief Sustainability Officer, Ms. Melissa V. Vergel de Dios.

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
•
implement a selection process and succession plan to ensure that the Board has an effective and balanced mix of knowledge, expertise, experience and diversity in terms of, among others, age, gender, business and industry experience and ethnicity, and review the qualifications of persons nominated to other positions requiring appointment by the Board;
•
identify persons qualified to become members of the Board and/or the Board Committees;
•
assess the effectiveness of the Company’s nomination and selection process for the Board and Board Committees, which includes access to external sources;
•
establish the Company’s sustainability strategy, framework, programs and policies and oversee their implementation; and
•
oversee and provide guidance on the Company’s social and environmental investments, approaches, and commitments, underpinned by initiatives that aim to assess and manage the impact of Company operations.

Executive Compensation Committee

Our ECC is composed of five voting members, all of whom are members of our Board of Directors, and one non-voting member. Three of the voting members are independent directors, namely, Retired Supreme Court Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu, and Ms. Bernadine T. Siy. The two other voting members are non-executive director, Mr. Hidetada Hayashi and executive director, Mr. Manuel V. Pangilinan, who is the chairman of this committee. The non-voting member is the Chief People Officer, Ms. Gina Marina P. Ordoňez.

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

Risk Committee

Our RC is composed of five voting members, all of whom are members of our Board, and one non-voting member. Three of the voting members are independent directors, namely, Mr. Bernido H. Liu, Ms. Bernadine T. Siy, and Retired Supreme Court Chief Justice Artemio V. Panganiban, who is the chairman of this committee. The two other voting members are non-executive directors, namely, Mr. Hidetada Hayashi and Mr. James L. Go. The non-voting member is the Chief Risk Management Officer, Mr. Danny Y. Yu.

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

Technology Strategy Committee

Our TSC is composed of four voting members and one non-voting member. The voting members are executive director, Mr. Manuel V. Pangilinan, who is the chairman of this committee, and three non-executive directors, Atty. Ray C. Espinosa, Mr. James L. Go, and Mr. Hidetada Hayashi. The non-voting member is an executive director and the Chief Operating Officer,
Mr. Menardo G. Jimenez, Jr.

The primary purpose of the TSC is to assist the Board in the performance of the following functions:

•
review and approve the strategic vision for the role of technology in PLDT’s overall business strategy, including the technology strategy and roadmap of PLDT; and
•
fulfill its oversight responsibilities for PLDT’s effective execution of its technology-related strategies; and ensure the optimized use and contribution of technology to PLDT’s business and strategic objectives and growth targets.

Data Privacy and Information Security Committee

Our DPISC is composed of five voting members, all of whom are members of our Board. The DPISC members are independent director, Mr. Bernido H. Liu, non-executive directors, Atty. Ray C. Espinosa and Mr. Hidetada Hayashi, and executive directors, Atty. Marilyn A. Victorio-Aquino and Mr. Manuel V. Pangilinan, who is the chairman of this committee.

The primary purpose of the DPISC is to assist the Board in the performance of its oversight function and provide strategic direction to governance functions relating to data privacy and information security, including, to:

•
promote effective data privacy, information and cybersecurity governance;
•
review and approve the Company’s strategic plans on data privacy, information and cybersecurity;
•
ensure accountability for compliance with regulatory standards and best practices on data privacy, information and cybersecurity;
•
foster a culture of privacy, information and cybersecurity; and

•
oversee management’s adoption and implementation of a system for identifying, assessing, monitoring and managing enterprise-wide data privacy, information and cybersecurity risks.

Advisory Committee

Our Advisory Board/Committee is composed of Mr. Benny S. Santoso, Mr. Christopher H. Young, and Mr. Roberto C. Yap, S.J, as independent advisor. The Advisory Board/Committee members have no voting rights, and provide guidance and suggestions, as necessary, on matters deliberated upon during Board meetings.

D. Employees

As at December 31, 2025, we had 14,304 employees, with 10,456 and 3,848 employees in our fixed line and wireless businesses, respectively. PLDT had 9,231 employees as at December 31, 2025, of which 39% were rank and file employees, 53% were management/supervisory staff and 8% were executives.

PLDT has three employee unions, representing in the aggregate 7,533, or 53% of the employees of the PLDT Group. PLDT considers its relationship with our rank-and-file employees’ union, our supervisors’ union and our sales supervisors’ union to be good.

The following table provides a breakdown of the number of employees by business units as at the dates indicated:

	December 31,
	2025	2024	2023
PLDT Group	14,304	14,904	15,596
Fixed Line	10,456	10,813	11,373
LEC	9,264	9,543	10,035
Others	1,192	1,270	1,338
Wireless	3,848	4,091	4,223
PLDT Only	9,231	9,513	10,004

For a detailed discussion on Department of Labor and Employment (DOLE) Compliance Order to PLDT, see Item 8. Financial Information – Legal Proceedings and Note 26 – Provisions and Contingencies – DOLE Compliance Order to PLDT to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

Pension and Retirement Benefits

Defined benefit pension plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees. For the purpose of complying with Revised IAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

Defined contribution plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has the option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at December 31, 2025 and 2024, Smart and certain of its subsidiaries were in compliance with the requirements of Republic Act No. 7641.

See Note 2 – Summary of Material Accounting Policies – Retirement Benefits and Note 25 – Pension and Other Employee Benefits to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for a discussion of our defined benefit pension plans and defined contribution plans.

E. Share Ownership

The following table sets forth information regarding ownership of our common stock, as at March 31, 2026 by our continuing directors and executive officers. Each individual below owns less than 1% of our outstanding common shares.

Name of Owner	Shares of Common Stock(1)		Percentage of Class
Manuel V. Pangilinan	373,521	(1)	0.172882
Marilyn A. Victorio-Aquino	27,395	(1)	0.012680
Robert Joseph M. de Claro(2)	1,401	(3)	0.000648
Helen Y. Dee	53,735	(4)	0.024871
Ray C. Espinosa	44,743	(1)	0.020709
James L. Go	982,724	(1)	0.454847
Hidetada Hayashi(5)	5		0.000002
Menardo G. Jimenez, Jr.(6)	8,044	(1)	0.003723
Bernido H. Liu	1		0.000000
Retired Supreme Court Chief Justice Artemio V. Panganiban	7,771	(1)	0.003597
Alfredo S. Panlilio	7,505	(1)	0.003474
Kazutoshi Shimizu	1		0.000000
Bernadine T. Siy	1,500	(1)	0.000694
Victorico P. Vargas	17,950	(7)	0.008308
Danny Y. Yu	—		—
Gina Marina P. Ordoñez	5,141	(7)	0.002379
Joseph Ian G. Gendrano	897	(7)	0.000415
John Gregory Y. Palanca	—		—
Patricio S. Pineda III(8)	793		0.000367
Leo I. Posadas	9,705	(9)	0.004492
Luis S. Reňon	55	(7)	0.000025
Louella F. Calixtro(10)	—		—
Joan A. de Venecia-Fabul(11)	244	(7)	0.000113
Patrick F. Santos	—		—
Melissa V. Vergel de Dios	4,025	(7)	0.001863
Gil Samson D. Garcia	3	(7)	0.000001

(1)
Includes PLDT common shares that have been lodged with the Philippine Depositary and Trust Co. (PDTC).
(2)
Mr. Robert Joseph M. de Claro was elected as a director of the Company effective February 27, 2025 and shall serve the unexpired term of his predecessor in office, Atty. Santiago Dionisio R. Agdeppa.
(3)
Shares held by the spouse of Mr. Robert Joseph M. de Claro, Ms. Iris Rachel Salonga-de Claro, under PCD Nominee Corporation.
(4)
Includes 25,227 shares held by Hydee Management and Resources Corporation, 26,260 shares thru RCBC Trust for the account of Michelle Y. Dee-Santos and 1,865 shares thru RCBC Trust for the account of Ms. Michelle Y. Dee &/or Ms. Johanna Y. Dee and/or ITF Mr. Luis Miguel Santos and 245 shares under the name of Helen Y. Dee. Except for 21,957 certificated shares held by Hydee Management Resources Corporation the rest are thru PCD Nominee Corporation.
(5)
Mr. Hidetada Hayashi was elected as a director of the Company effective September 16, 2025 and shall serve the unexpired term of his predecessor in office, Mr. Kazuyuki Kozu.
(6)
Mr. Menardo G. Jimenez was elected as a director of the Company effective June 10, 2025.
(7)
Lodged with the PDTC
(8)
Mr. Patricio S. Pineda III was appointed as Senior Vice President and Enterprise Business Head of the Company effective April 2, 2025.
(9)
Includes 140 shares for the account of Jose Antonio G. Posadas under PCD Nominee Corporation.
(10)
Mr. Louella F. Calixtro was appointed as First Vice President and Chief Procurement Officer effective November 16, 2025.
(11)
Atty. Joan A. De Venecia-Fabul was appointed as First Vice President, Chief Legal Counsel and Head of Legal and Regulatory Affairs Group of PLDT effective January 1, 2025.

The aggregate number of shares of common stock directly and indirectly owned by directors and executive officers listed above, as at March 31, 2026, was 1,547,159, or approximately 0.716092% of PLDT’s outstanding shares of common stock.

Information regarding our LTIP is set form in Item 6. “Directors, Senior Management and Employees – Compensation.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding ownership of shares of PLDT’s voting stock (common and voting preferred stock) as at March 31, 2026, of all shareholders known to us to beneficially own 5% or more of PLDT’s shares of voting stock, or collectively, PLDT’s Major Shareholders. All shares of PLDT’s voting stock have one vote per share. PLDT’s Major Shareholders do not have voting rights that are different from other holders of shares of PLDT’s voting stock.

Shareholder	Common Shares	Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited’s affiliates	55,244,642(1)	25.57	—	—	15.1
a. Philippine Telecommunications Investment Corporation	26,034,263	12.05	—	—	7.1
b. Metro Pacific Resources, Inc.	21,556,676	9.98	—	—	5.9
2. Nippon Telegraph and Telephone Corporation’s affiliates	43,963,642(2)	20.35	—	—	12.0
a. NTT DOCOMO BUSINESS INC.	12,633,487(3)	5.85	—	—	3.4
b. NTT DOCOMO, INC.	22,796,902(4)	10.55	—	—	8.6
3. JG Summit Holdings, Inc. and its affiliates	24,342,455(5)	11.27	—	—	6.6
4. Citibank N.A.	23,626,693(6)	10.94	—	—	6.4
5. The Hongkong and Shanghai Banking Corporation Limited - Clients Acct	16,553,419(7)	7.88	—	—	4.5
6. BTF Holdings, Inc.(8)	—	—	150,000,000	100	—

(1)
Includes (a) 26,034,263 shares of common stock held by PTIC, a Philippine affiliate of First Pacific, (b) 21,556,676 shares of common stock held by MPRI, a Philippine affiliate of First Pacific and (c) 7,653,703 shares of common stock held by another Philippine affiliate of First Pacific and registered in the name of PCD Nominee Corporation..
(2)
Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, a Japanese corporation which is a wholly-owned subsidiary of NTT, (b) 8,533,253 ADRs held by NTT DOCOMO and (c) 12,633,487 shares of common stock held by NTT DOCOMO BUSINESS, Inc., a Japanese corporation which is a wholly-owned subsidiary of NTT.
(3)
The shares of NTT DOCOMO BUSINESS, Inc. have been reclassified to indirect shares following the lodgment of its shares on March 11, 2026.
(4)
Includes 8,533,253 ADRs held by NTT DOCOMO.
(5)
Includes (a) 24,255,732 shares of common stock held by JG Summit Holdings, Inc. and 86,723 shares of common stock held by JG Digital Equity Ventures, Inc., (formerly Express Holdings, Inc.).
(6)
Represents shares held on behalf of clients. Citibank N.A. which owns approximately 10.94% of PLDT’s outstanding common stock due to the lodgment of the 12,633,487 PLDT common shares beneficially owned by NTT DOCOMO BUSINESS on March 11, 2026.
(7)
Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at March 31, 2026.
(8)
A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT or PLDT Beneficial Trust Fund.

As at March 31, 2026, approximately 65.68% of the outstanding voting stock (comprising common capital stock and voting preferred capital stock) and 88.87% of the outstanding capital stock (comprising common capital stock, voting preferred capital stock and non-voting preferred capital stock) of PLDT were owned by Philippine persons. In addition, as at March 31, 2026, there were a total of approximately 16,983 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 197 holders.

As at March 31, 2026, the First Pacific and its Philippine affiliates (together, the “FP Parties”), NTT Communications and NTT DOCOMO and the JG Summit Group, collectively, beneficially own 57.18% in PLDT’s outstanding common stock (representing 33.75% of our overall voting stock). Additionally, all of PLDT’s shares of voting preferred stock, which represent 40.98% of PLDT’s total outstanding shares of voting stock as at March 31, 2026, are owned by a single stockholder, BTF Holdings, Inc. (BTFHI). As a result of their respective shareholdings, the FP Parties, NTT Communications, NTT DOCOMO, JG Summit Group and/or BTFHI are able to influence our actions and corporate governance, including (i) elections of our directors; and (ii) approval of major corporate actions, which require the vote of holders of common and voting preferred stocks.

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

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

PLDT, in the ordinary course of business, engages in transactions with some of its stockholders, its subsidiaries and affiliates, and directors and officers and their close family members.

PLDT has in place a Material Related Party Transactions (MRPT) Policy in accordance with the Company’s CG Manual and in compliance with Philippine SEC Memorandum Circular No.10, Series of 2019 or the Rules on Material Related Party Transactions for Publicly Listed Companies. The Company’s MRPT Policy covers transactions of PLDT and the other members of the PLDT Group that meet or exceed the materiality threshold of ten percent (10%) of PLDT’s total consolidated assets. It defines the processes, controls and safeguards for the proper handling, including review, approval and disclosure, of related party transactions (RPT) in accordance with applicable laws and regulations. Each material RPT shall be subject to prior review by the Audit Committee, composed of independent directors, to determine whether the same meets the following standards: (a) it is on arm’s length terms, and (b) it is in the best interest of the Company and its shareholders, considering relevant factors and circumstances. A copy of the MRPT Policy is posted on the PLDT website:

https://cms.pldt.com/drupal/sites/default/files/corporategovernancedocs/2022-01/material-related-party-transactions-policy.pdf. This website does not form part of this annual report on Form 20-F.

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

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18. “Financial Statements.”

Legal Proceedings

Except as disclosed in the following paragraphs, neither PLDT nor any of its subsidiaries is a party to, and none of their respective properties is subject to, any pending legal proceedings that PLDT considers to be potentially material to its and its subsidiaries’ business.

DITO, PCC and NTC Complaints

The NTC proceedings between Smart and DITO over interconnection capacity and bypass traffic have been largely overtaken by subsequent events. In 2024, Smart informed the NTC and PCC that it had provided DITO with additional interconnection capacity and that both parties had executed a Memorandum of Agreement on Bypass Activities, under which DITO acknowledged its ISR liabilities for 2021 to August 2023.

During 2023–2024, Smart representatives appeared before the PCC-CEO in relation to an ongoing administrative investigation concerning alleged violations of the Philippine Competition Act. Smart submitted required documents and attended clarificatory hearings in June, July, and November 2023, and filed several Manifestations in 2024 confirming its agreement with DITO and subsequent compliance actions.

On March 18, 2025, Smart received another Subpoena Duces Tecum from the PCC-CEO, directing it to submit documents and information on or before April 11, 2025 pertaining to its operations as a PTE and its relationship with other PTEs for the period of March 2021 to December 2024. On April 11, 2025, Smart requested for an additional thirty (30) days to comply with the Subpoena. Thereafter, on May 13, 2025, Smart filed its Compliance to the PCC-CEO’s Subpoena.

On May 30, 2025, Smart received a resolution from the PCC-CEO requiring it to clarify documents to be further submitted in relation to the March 18, 2025 Subpoena, and scheduling a videoconference on June 11, 2025. Smart, through its representatives then attended the June 11, 2025 clarificatory hearing via videoconference, and simultaneously filed its partial compliance with the Subpoena and a prayer that it be given a period of fifteen (15) days from June 11, 2025 or until June 26, 2025, to submit other information and documents required in the Subpoena. Accordingly, Smart filed its Compliance on June 25, 2025. Thereafter, the PCC-CEO issued a Resolution dated June 25, 2025, directing Smart to submit further documents in relation to the issues on or before July 7, 2025. In compliance therewith, Smart filed its Manifestation on July 7, 2025.

As at the date of this report, the PCC-CEO’s investigation remains pending resolution.

See Note 26 – Provisions and Contingencies – DITO, PCC and NTC Complaints to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

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

PLDT filed a Motion for Partial Reconsideration on April 4, 2024, and received MKP’s separate motion on April 16, 2024.

The Supreme Court, First Division, in its Resolution dated November 5, 2025, which was received by counsel on February 24, 2026, resolved to deny with finality the motions for partial reconsideration filed by PLDT and MKP and held that no further pleadings, motions, letters, or other communications will be entertained. Accordingly, the Decision of the Supreme Court to remand the case stands.

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

Taxation

As at December 31, 2025, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart, SBI and DMPI currently face various local business and franchise tax assessments by different local government units, while Digitel is discussing with various local government units as to the settlement of its local taxes.

See Note 26 – Provisions and Contingencies to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further discussion.

Dividend Distribution Policy

We offer a dividend payout rate of 60% of our core earnings per share as regular dividends. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. Depending on business funding requirements and investment opportunities, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.

We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings from 2016 to 2018, and 60% of our telco core income from 2019 to 2025. In addition, we paid special dividends of 28% of our telco core earnings in 2022, bringing the total payout ratio to 88% for that year. The accumulated equity in the net earnings of our subsidiaries, which forms part of our retained earnings, is not available for distribution unless realized in the form of dividends from such subsidiaries.

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

Consolidated cash dividend payments paid to shareholders amounted to Php20,590 million, Php20,750 million, and Php23,328 million as at December 31, 2025, 2024 and 2023, respectively.

The following table shows the dividends declared to common shareholders from the earnings for the years ended December 31, 2021, 2022, 2023, 2024 and 2025:

	Date			Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in Php)	(amounts in million Php)
2021	August 5, 2021	August 19, 2021	September 3, 2021	42	9,075
2021	March 3, 2022	March 17, 2022	April 4, 2022	42	9,075
				84	18,150
2022	August 4, 2022	August 18, 2022	September 5, 2022	47	10,155
2022	August 4, 2022	August 18, 2022	September 5, 2022	28	6,049
2022	March 23, 2023	April 11, 2023	April 24, 2023	45	9,722
2022	March 23, 2023	April 11, 2023	April 24, 2023	14	3,025
				134	28,951
2023	August 3, 2023	August 17, 2023	September 4, 2023	49	10,587
2023	March 7, 2024	March 21, 2024	April 5, 2024	46	9,939
				95	20,526
2024	August 13, 2024	August 27, 2024	September 11, 2024	50	10,803
2024	February 27, 2025	March 13, 2025	April 3, 2025	47	10,155
				97	20,958
2025	August 12, 2025	August 28, 2025	September 10, 2025	48	10,370
2025	February 26, 2026	March 26, 2026	April 15, 2026	46	9,939
				94	20,309

The following table shows the dividends declared to common and preferred shareholders for the years ended December 31, 2025, 2024 and 2023:

	Date		Amount
Earnings	Approved(1)	Record	Payable	Per share	Total Declared
				(amounts in million Php, except per share amount)
2025
Common Stock
Regular Dividend	February 27, 2025	March 13, 2025	April 3, 2025	47	10,155
	August 12, 2025	August 28, 2025	September 10, 2025	48	10,370

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 28, 2025	February 11, 2025	March 15, 2025	—	12
	May 15, 2025	May 22, 2025	June 15, 2025	—	12
	August 12, 2025	August 26, 2025	September 15, 2025	—	12
	November 11, 2025	November 25, 2025	December 15, 2025	—	13

Voting Preferred Stock	March 20, 2025	April 3, 2025	April 15, 2025	—	2
	June 10, 2025	June 24, 2025	July 15, 2025	—	3
	August 12, 2025	September 15, 2025	October 15, 2025	—	3
	December 2, 2025	December 16, 2025	January 15, 2026	—	2
Charged to Retained Earnings					20,584

2024
Common Stock
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46	9,938
	August 13, 2024	August 27, 2024	September 11, 2024	50	10,803

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12
	May 9, 2024	May 24, 2024	June 15, 2024	—	13
	August 13, 2024	August 28, 2024	September 15, 2024	—	12
	November 12, 2024	November 28, 2024	December 15, 2024	—	12

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2
	June 11, 2024	June 28, 2024	July 15, 2024	—	3
	August 13, 2024	September 16, 2024	October 15, 2024	—	2
	December 3, 2024	December 17, 2024	January 15, 2025	—	3
Charged to Retained Earnings					20,800

2023
Common
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49	10,587
Special Dividend	March 23, 2023	April 11, 2023	April 24, 2023	14	3,025

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	12

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
Charged to Retained Earnings					23,378
(1)
Dividends were declared based on total amount subscribed.

The following table shows a summary of dividends paid per share of PLDT's common stock stated in both Philippine peso and U.S. dollars:

	In Philippine Peso	In U.S. Dollars
2021	82.00	1.66
Regular Dividend – April 6, 2021	40.00	0.82
Regular Dividend – September 3, 2021	42.00	0.84
2022	117.00	2.14
Regular Dividend – April 4, 2022	42.00	0.82
Regular Dividend – September 5, 2022	47.00	0.83
Special Dividend – September 5, 2022	28.00	0.49
2023	108.00	1.94
Regular Dividend – April 24, 2023	45.00	0.81
Regular Dividend – September 4, 2023	49.00	0.88
Special Dividend – April 24, 2023	14.00	0.25
2024	96.00	1.70
Regular Dividend – April 5, 2024	46.00	0.81
Regular Dividend – September 11, 2024	50.00	0.89
2025	95.00	1.66
Regular Dividend – April 3, 2025	47.00	0.82
Regular Dividend – September 10, 2025	48.00	0.84

Dividends on PLDT’s common stock were declared and paid in Philippine pesos. For the convenience of the reader, the Philippine peso dividends have been converted into U.S. dollars based on exchange rates quoted through the BAP for 2021 to 2025 dividend payments. See Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for further information on our dividend payments.

Our dividends declared after December 31, 2025 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Common
Regular Dividend	February 26, 2026	March 26, 2026	April 16, 2026	46	9,939
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 27, 2026	February 10, 2026	March 15, 2026	—	12
Charged to Retained Earnings					9,951
(1)
Dividends were declared based on total amount subscribed.

See Note 19 – Equity to the accompanying audited consolidated financial statements in Item 18. “Financial Statements” for tables that show dividends declared in 2025.

B. Significant Changes

There have been no significant changes in our financial position since December 31, 2025.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

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

The public ownership level of PLDT common shares listed on the PSE as at March 31, 2026 is 42.08%.

As at March 31, 2026, 9,771 stockholders were Philippine persons and held approximately 65.68% of PLDT’s common capital stock. In addition, as at March 31, 2026, there were a total of approximately 16,983 million ADSs outstanding, substantially all of which PLDT believes were held in the United States by 197 holders.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9. “The Offer and Listing – Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Amended Articles of Incorporation and By-Laws

A copy of each of the Articles of Incorporation and By-Laws, each as amended, is furnished under Item 19. “Exhibits”. Under our Articles of Incorporation and By-Laws, we have full capacity to carry on or undertake any business or activity, do any act, or enter into any transaction consistent with our primary and secondary purposes as set forth in our Articles of Incorporation, and for the purposes of the foregoing, full rights, powers, and privileges.

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

C. Material Contracts

Other than the contracts described in Item 7. “Major Shareholders and Related Party Transactions,” we have not entered into any material contract that is not in the ordinary course of business within the two years preceding the date of this annual report.

D. Exchange Controls

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

Cash dividends on PLDT’s stock are paid in Philippine peso. PLDT’s Transfer Agent for its common stock, BDO Unibank, Inc., which also acts as dividend paying agent, converts and remits in U.S. dollars, at the prevailing exchange rate, cash dividends due to all common shareholders residing outside the Philippines. Under the above-mentioned regulations, PLDT has been able to remit the cash dividends due to shareholders residing outside the Philippines. As at December 31, 2025, approximately 88.89% of PLDT’s outstanding shares of common and preferred stock were held by Philippine persons. For certain restrictions on the declaration and payment of dividends by PLDT, see Note 19 –Equity and Note 20 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements in Item 18. “Financial Statements”.

E. Taxation

The following summary of Philippines and U.S. federal income tax considerations of an investment in the ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in our securities, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Philippines and the U.S.

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

Capital Gains Tax and Stock Transaction Tax

The Philippine Tax Code, as amended by the Capital Markets Efficiency Promotion Act (CMEPA), also known as Republic Act No. 12214, provides that gain from the sale of shares of stock in a Philippine corporation shall be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. Subject to applicable tax treaty rates, the rate of tax imposed on individuals, Philippine corporations, and foreign corporations on such gain, where the share is not sold or disposed of through the PSE, is a final tax (i.e., capital gains tax) of 15% of the net capital gains realized during the taxable year from the sale, exchange or other disposition of shares of stock. On March 15, 2018, the BIR issued Revenue Regulations No. 11-2018, which requires buyers of shares of stock (i.e., individuals, Philippine corporations and resident foreign corporations) to withhold from sellers the capital gains tax due on the sale of shares of stock in a Philippine corporation. Further, Philippine tax laws prohibit a sale or transfer of shares of stock from being recorded in the Stock and Transfer Books of the corporation unless the Philippine Commissioner of Internal Revenue certifies that the tax due on the sale or transfer has been paid or certain other conditions are met or, with respect to a non-resident alien or non-Philippine corporation, a bond conditioned upon the future payment of any income tax that may be due on the gains derived from such transfer has been filed by the transferor with the Philippine Commissioner of Internal Revenue.

The sale of shares which are listed in and sold through the PSE are subject to the stock transaction tax imposed at the rate of 1/10 of 1% of the gross selling price or gross value in money of the shares of stock. This tax is required to be collected and paid to the BIR by the selling stockbroker on behalf of his client. In a letter from the BIR dated December 28, 2010 and addressed to the SEC, the BIR sets out the policy that, for tax purposes: (i) listed companies should continually maintain, if not surpass, their initial public ownership requirement (the minimum public ownership, or MPO) in order to continually enjoy the preferential tax rate of 1/10 of 1% (formerly, 6/10 of 1%) of the gross selling price or gross value in money arising from the disposal by the stockholders of their listed shares through the PSE; and (ii) failure of listed companies to do so exposes the stockholders selling their shares to the 15% capital gains tax as these companies are no longer compliant with their “public ownership” status and will, thus, not be considered publicly-listed companies for taxation purposes. On November 7, 2012, the BIR issued Revenue Regulations No. 16-2012 prescribing the tax treatment of sales, barters, exchanges or other dispositions of shares of stock of publicly-listed companies that do not meet the MPO. The salient provisions of such BIR issuance are as follows: (i) publicly-listed companies which are not compliant with the MPO level were allowed up to December 31, 2012 to comply; (ii) from and after January 1, 2013, the sale, barter, transfer or assignment of shares of stock of publicly-listed companies which is not compliant with the MPO shall be subject to the capital gains tax; and (iii) listed companies are required to submit to the BIR certain reportorial requirements to enable the BIR to monitor compliance with the MPO requirement. As of the date of this report, PLDT is required to have an MPO of 10% of its issued and outstanding shares, exclusive of any treasury shares.

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

Subject to certain limitations, the Philippine tax withheld in accordance with the Philippines-United States Tax Treaty and paid over to the Philippines may be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates applicable to long-term capital gains. Dividends will be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules relating to the determination of the U.S. foreign tax credit are complex, and final U.S. Treasury Regulations (the Final FTC Regulations) have imposed additional requirements that must be met for a foreign tax to be creditable (in particular, with respect to U.S. Holders not entitled to, or not electing to apply, treaty benefits), and we do not intend to determine whether such requirements will be met. However, recent U.S. Internal Revenue Service guidance (the Notices) allows, subject to certain conditions, taxpayers to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Taxation of Disposition of the ADSs or Common Stock

Upon a sale or other taxable disposition of ADSs or common stock, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or common stock, in each case as determined in U.S. dollars. Any such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or common stock exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

If the consideration received upon the sale or other disposition of ADSs or common stock is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. The ADSs are listed on the New York Stock Exchange and our common stock is listed on the Philippine Stock Exchange. If the ADSs or common stock are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the U.S. Internal Revenue Service), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss.

In general, a U.S. Holder’s adjusted tax basis in its ADSs or common stock will be equal to the cost of such ADSs or common stock to the U.S. Holder. If a U.S. Holder used foreign currency to purchase ADSs or common stock, the cost of the ADS or common stock will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ADS or common stock is treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ADS or common stock by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of ADSs or common stock generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. As a result, the use of U.S. foreign tax credits relating to Philippine capital gains tax may be limited. Moreover, U.S. Holders entitled to an exemption from Philippine taxes on disposition gains pursuant to the Philippines-United States Tax Treaty will not be able to credit Philippine taxes imposed on disposition gains. In addition, subject to the Notices (as described above), any Philippine capital gains tax imposed on the sale or other taxable disposition of ADSs or common stock may not be treated as a creditable tax for the U.S. Holder. Non-U.S. taxes on disposition gains that are not creditable may possibly reduce the amount realized on the disposition of ADSs or common stock or alternatively may be deductible subject to limitations. In addition, U.S. Holders may not be eligible to credit against their U.S. federal income tax liability amounts paid in respect of the Philippine stock transaction tax. The applicability of these rules is very complex and U.S. Holders should consult their tax advisors regarding the foreign tax credit and other U.S. federal income tax consequences if Philippine taxes are imposed on a disposition of ADSs or common stock in their particular circumstances, including their ability, if any, to credit any such Philippine tax against their U.S. federal income tax liability or to claim a deduction for any such Philippine tax.

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

We believe that we were not a PFIC for our taxable year ending December 31, 2025, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your ADSs or common stock would in general not be treated as capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your ADSs or common stock, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. With certain exceptions, your ADSs or common stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or common stock. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provision contained in Section 16 of the Exchange Act with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20‑F containing financial statements audited by an independent accounting firm, and our officers and directors are required to report to the SEC on their beneficial ownership of our securities and changes thereto pursuant to Section 16 of the Exchange Act starting on March 18, 2026. The SEC also maintains a website at www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC.

Copies of these materials may be obtained by mail from the public reference section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the ADSs representing our common stock are listed. Our website address is www.pldt.com, where certain of our filings with the Commission are available online. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Annual Report and you should not rely on any such information in making your decision whether to purchase our common stock or ADSs.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holdings

Not applicable.

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

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the years ended December 31, 2025, 2024 and 2023 were 1.7%, 3.2% and 6.0% respectively. The risks to the inflation outlook are continuing constraints in the supply of key food items, the adverse impact of climate change on food and electricity prices, and the effects of potential increases in transport fares and minimum wages.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges for Holders of American Depositary Receipts

JP Morgan Chase Bank, N.A., or the depositary, as depositary of our ADS collects fees from each person to whom ADS are issued, specifically US$5.00 for each 100 ADS (or portion thereof) issued, delivered, reduced, cancelled or surrendered.

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
•
stock transfer and other taxes and governmental charges (which are payable by the holder or person depositing the common stock), cable, telex and facsimile transmission and delivery charges incurred at the request of the person depositing the common stock or holder delivering the common stock, ADRs or deposited common stock (which are payable by such person or holder), transfer or registration fees for the registration or transfer of deposited common stock in connection with the deposit or withdrawal of the deposited common stock (which are payable by the person depositing or withdrawing deposited common stock), expense by the depositary in the conversion of foreign currency into U.S. dollars; and
•
any other charge payable by the depositary or its agents in connection with its service as depositary in implementation of the Company’s ADR Program pursuant to the Deposit Agreement, as amended.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse certain reasonable expenses of PLDT related to PLDT’s ADR program and incurred by PLDT in connection with the ADR program. The amounts reimbursable by the depositary are not necessarily related to the fees collected by the depositary from ADR holders. The total amount that the depositary has agreed to reimburse for the year ended December 31, 2025 was US$498,666.89.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as at December 31, 2025. Based on this evaluation, our CEO and principal financial officer concluded that our disclosure controls and procedures were effective as at December 31, 2025.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of the PLDT Group’s internal control over financial reporting as at December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

We reviewed the results of management’s assessment with the Audit Committee of the Board of Directors.

Based on this assessment, management has determined that the internal control over financial reporting of the PLDT Group was effective as at December 31, 2025.

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

Attestation Report of Registered Public Accounting Firm

SyCip Gorres Velayo & Co. (a member firm of the Ernst & Young Global Limited), an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report and has issued an attestation report on our internal control over financial reporting as at December 31, 2025. This attestation report is dated April 27, 2026 and is set forth in Item 18 “Financial Statements” of the Annual Report on Form 20-F for the year ended December 31, 2025.

Changes in Internal Control Over Financial Reporting

There was no change to our internal control over financial reporting that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our Board has determined that all the members of our AC are financially literate. Although none of the members of the AC is an audit committee financial expert as defined in Item 16A of Form 20-F, our Board believes that the AC members along with its advisors, possess sufficient financial knowledge and experience. Hence, our Board has not separately appointed an AC member who qualifies as an AC financial expert.

Ms. Bernadine T. Siy is the chairman of the AC and holds a master's degree in Management with majors in Finance and Accounting from the J.L. Kellogg Graduate School of Management of Northwestern University in Chicago, Illinois, USA. Our Board has also appointed Ms. Corazon S. de la Paz-Bernardo, a former member of our Board of Directors, as AC advisor to render advice on complex financial reporting or accounting issues that may be raised in our AC’s evaluation of our financial statements and other related matters. Formerly the Chairman and Senior Partner of Joaquin Cunanan & Co., now Isla Lipana & Co., a member firm of PricewaterhouseCoopers, Ms. de la Paz-Bernardo is a certified public accountant and possesses in-depth knowledge of accounting principles (including IFRS Accounting Standards), internal controls and procedures for financial reporting and AC functions, as well as extensive experience in overseeing or actively supervising the preparation, audit, analysis or evaluation of financial statements and in addressing complex and general financial reporting, accounting and audit issues.

ITEM 16B. Code of Business Conduct and Ethics

PLDT has adopted a Code of Business Conduct and Ethics (Code of Ethics) which applies to its directors, officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, and employees. On September 17, 2024, the Board reviewed and approved the updated Code of Ethics that is aligned with applicable international best practices on corporate governance and sustainability.

We did not grant any waivers to the Code of Conduct during the year ended December 31, 2025.

A copy of the PLDT’s Code of Ethics is posted on our website: https://cms.pldt.com/drupal/sites/default/files/corporategovernancedocs/2024-09/pldt-code-of-business-conduct-and-ethics_0.pdf , under the Corporate Governance section. This website does not form part of this annual report on Form 20-F. The Company has undertaken to provide a copy, without charge, to any person requesting for a copy of the Company’s Code of Ethics from our Chief Governance Officer, Atty. Ma. Magdalene A. Tan, who can be reached at e-mail address matan@pldt.com.ph or telephone number +632-88888-246.

ITEM 16C. Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued for services rendered by SGV & Co., our independent auditors for the years ended December 31, 2025 and 2024:

	2025	2024
	(amounts in million Php)
Audit Fees	52	51
Audit-Related Fees	6	7
Tax Fees	—	1
All other fees	5	5
Total Audit and Non-audit Fees	63	64

Audit Fees. Aggregate fees for the audit of our annual financial statements and services that are normally provided by the principal accountants, in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes fees with respect to our Sarbanes-Oxley 404 assessment in 2025 and 2024.

Audit-Related Fees. Aggregate fees for assurance and related services rendered by our principal accountants related to the audit of our annual financial statements and our Sustainability Report that are not reported under “audit fees”.

Tax Fees. Aggregate fees for tax compliance, tax advice and tax planning.

All Other Fees. Aggregate fees for all other advisory services provided by our principal accountants, including non-audit engagement fees with respect to our certain projects.

The fees presented above are net of out-of-pocket expenses incidental to our independent auditors’ work, amount of which do not exceed 5% of the agreed-upon engagement fees. The fees and out-of-pocket expenses are exclusive of a 12% VAT.

Our AC pre-approved all audit and non-audit services as these are proposed or endorsed before these services are performed by our principal accountants.

Audit Committee’s Pre-approval Policies and Procedures

•
The AC has adopted a policy for pre-approval of audit, audit-related and permitted non-audit services to be rendered by our principal accountants, which should be interpreted in conjunction with the AC's policy on auditor independence.
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
•
The AC is directly responsible for the appointment, setting of compensation, retention, removal and oversight of the work of our principal accountants.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No Company common stock was repurchased in 2025, 2024 and 2023.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

PLDT is a Philippine company with its shares of common stock listed on the Philippine Stock Exchange (PSE) and American Depositary Shares (ADS) listed on the New York Stock Exchange (NYSE). As a foreign private issuer, PLDT is permitted under the NYSE listing standards to follow Philippine corporate governance practices on most corporate governance matters, and, accordingly, PLDT complies with the requirements of the Philippine Securities Regulation Code and the Revised Corporation Code of the Philippines,1 and, as appropriate, the recommended practices under Philippine SEC Code of Corporate Governance for Publicly Listed Companies (CG Code for PLCs) in respect of corporate governance matters as well as with the NYSE listing standards applicable to foreign private issuers. The CG Code for PLCs, which was issued by the Philippine SEC and took effect on January 1, 2017, contains Code provisions with recommended corporate governance practices. In accordance with its “comply or explain” approach, the CG Code for PLCs requires publicly listed companies to state in their respective annual corporate governance reports, due on or before May 30 of the following year, whether they comply with the Code provisions or, in case of non-compliance, explain the reason for such non-compliance. PLDT’s Integrated Annual Corporate Governance Report 2024 is posted on our website at: https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/CGFD_PLDT%20INC._SEC%20PSE%20Form%20I-ACGR_30May2025.pdf

PLDT’s corporate governance practices are generally consistent with the NYSE listing standards, except that PLDT’s corporate governance practices differ from U.S. companies under the NYSE listing standards in the significant ways summarized below.

•
Number of Independent Directors. The NYSE listing standards require a majority of the board of directors to be independent. We have three independent directors out of 13 directors, which meets the requirement under Section 38 of the Philippine Securities Regulation Code that at least two or twenty percent (20%) of the total members of the board, whichever is less, must be independent; and Section 22 of the Revised Corporation Code that corporations vested with public interest[1] shall have independent directors constituting at least 20% of such Board.
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

•
Term Limit of Independent Directors. The NYSE listing standards do not set a term limit for independent directors. In contrast, the Philippine SEC has limited the maximum cumulative term of independent directors to nine years, reckoned from 2012 (the Term Limit) effective February 01, 2026, or the company’s next annual stockholders’ meeting. An independent director who has reached the Term Limit shall be perpetually barred from serving as such in the same company but may be elected as a non-independent director or appointed as an officer.2
•
Meetings of non-management/independent directors. The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. PLDT’s CG Manual mandates that the Board shall hold executive sessions with the independent directors and non-executive directors, excluding executive directors, at least once a year and at such other times as the Board may deem necessary or appropriate, and that such executive sessions shall be presided by the chairman of the Governance, Nomination and Sustainability Committee, except if said chairman is an executive director, in which case, by an independent director or non-executive director designated by the Board.
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

PLDT’s disclosure containing a summary of differences on corporate governance practices based on requirements of Philippine law on one hand, and U.S. law on the other, is found in this link: https://cms.pldt.com/drupal/sites/default/files/cgdisclosures/nyse-section-303a-11-disclosure-2025_0.pdf

[1] Section 22 of the Revised Corporation Code of the Philippines defines “a corporation vested with public interest” as:

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

[2] Sections 2 and 3 of the Philippine SEC MC No.7, Series of 2026 on the Term Limit of Independent Directors

Section 2 Term Limit. An independent director (1D) shall be elected for a term of one (1) year and shall serve for a maximum cumulative term of nine (9) years in the same company. Unless otherwise provided herein, an ID elected as such before the effectivity of this Circular, shall be subject to the same 9-year maximum term reckoned from calendar year 2012.

2.1 Computation of Nine-Year Term Limit

2.1.1 ln case of continuous or consecutive service of an ID as such, the nine-year maximum term limit shall fall on (i) the date of the Annual Stockholders' Meeting (ASM) per the by-laws of the company, or (ii) on any other ASM date priorly approved by the Commission.

2.1.2 In case of intermittent service of an ID as such, the cumulative tenure shall not exceed nine (9) years. For this purpose, on the ID's ninth year term as such, the maximum term limit shall fall on (i) the date of the ASM, per the by-laws of the company, or (ii) any other ASM date priorly approved by the Commission.

2.1.3. In case an ID is elected as non-independent director or officer of the company within the nine-year term limit, he can be elected again as an ID of the same company only after observing a cooling off period of two (2) years from the date he ceases being a non-independent director or officer, provided that the cumulative service as ID has not yet reached the nine (9) year maximum limit.

2.1.4. Any fraction of a year exceeding six (6) months shall be considered one (1) full year, regardless of the manner or reason by which the position of ID was relinquished or vacated.

Section 3. Effects of Term Limit. An ID who has served the maximum cumulative term under Section 2 of this Circular shall be barred perpetually from re‑election as an ID of the same company, without prejudice to serving as a non‑independent director or officer of the same company without any cooling‑off period.

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

•
identifying material cyber security risks to which our systems are exposed, including exposure to breach in confidentiality, integrity and availability of personal data as defined under Republic Act No. 10173, otherwise known as the Data Privacy Act of 2012;
•
analyzing the potential impact of the identified information security risk on our business operations;
•
classifying information security risks as a low, medium or high risk, based on the impact score and likelihood score provided in the Risk Management Standards; and
•
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

Cybersecurity Incidents

In the second quarter of 2023, pursuant to Philippine laws, the Company notified the relevant regulatory authorities that it experienced cybersecurity attacks on its network and systems and, with the help of leading cybersecurity experts here and abroad, the Company was able to contain the effects of such cybersecurity attacks on network and systems performance. Upon detection of the incidents, the Company immediately activated relevant security protocols, and worked around the clock to protect its network and systems. Therefore, such cybersecurity attacks did not have any material financial, legal, reputational or regulatory repercussions for the Company. We did not experience any cyber security incidents in 2025 and 2024 that resulted in any financial loss, reputational damage, or regulatory fines.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18. “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto beginning on page F‑1 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on Internal Control over Financial Reporting

We have audited PLDT Inc. and subsidiaries’ (collectively referred to as “PLDT Group”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the PLDT Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the PLDT Group as of December 31, 2025 and 2024, the related consolidated income statements, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 27, 2026 expressed an unqualified opinion thereon.

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

April 27, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PLDT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PLDT Inc. and subsidiaries (collectively referred to as “PLDT Group”) as of December 31, 2025 and 2024, the related consolidated income statements, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the PLDT Group at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the PLDT Group’s internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2026 expressed an unqualified opinion thereon.

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

Revenue recognition
Description of the Matter

For the year ended December 31, 2025, the Group recognized revenues amounting to Php218,388 million as disclosed in Notes 3, 4 and 5 to the consolidated financial statements. The Group derives revenues from wireless and fixed line telecommunications services, which includes bundled offers such as telecommunications services and handsets provided to a large number of subscribers.

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

How We Addressed the Matter in Our Audit

We obtained an understanding of the PLDT Group’s revenue recognition process, involving our IT professionals to assist us in evaluating the design and testing of the effectiveness of controls around the capture, measurement and recording of wireless and fixed line revenues. For example, we evaluated the design and tested the operating effectiveness of controls around access rights, system migration, program changes, IT operations and IT dependent transaction-level controls to establish that changes to the system were appropriately authorized, tested and implemented including those over: set-up of customer accounts, pricing, segregation of duties and the linkage to usage that drives revenue recognition.

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

Estimating useful lives of property and equipment
Description of the Matter

At December 31, 2025, the Group’s property and equipment was Php327,989 million. As explained in Notes 3 and 9 to the consolidated financial statements, the Group reviews its estimates of useful lives annually or as and when needed if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets.

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

Makati City, Philippines

April 27, 2026

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2025 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	December 31, 2025	December 31, 2024	January 1, 2024
ASSETS
Noncurrent Assets
Property and equipment (Note 9)	327,989	318,069	287,103
Right-of-use assets (Note 10)	48,777	39,111	32,717
Investments in associates and joint ventures (Note 11)	52,425	52,764	50,308
Financial assets at fair value through profit or loss (Note 27)	1,030	1,101	578
Debt instruments at amortized cost – net of current portion (Note 12)	350	370	395
Investment properties (Note 13)	7,789	3,000	1,315
Goodwill and intangible assets (Note 14)	64,421	64,464	64,335
Deferred income tax assets – net (Note 7)	11,582	14,643	18,172
Derivative financial assets – net of current portion (Note 27)	617	385	96
Prepayments and other nonfinancial assets – net of current portion (Note 18)	46,486	61,929	80,365
Contract assets – net of current portion (Note 5)	333	485	531
Other financial assets – net of current portion (Note 27)	3,616	3,126	3,481
Total Noncurrent Assets	565,415	559,447	539,396
Current Assets
Cash and cash equivalents (Notes 15 and 27)	11,866	10,011	16,177
Short-term investments (Note 27)	10	136	391
Trade and other receivables (Note 16)	31,367	31,612	26,086
Inventories and supplies (Note 17)	1,843	3,306	3,340
Current portion of contract assets (Note 5)	1,154	1,401	1,387
Current portion of derivative financial assets (Note 27)	203	30	—
Current portion of debt instruments at amortized cost (Notes 12 and 27)	20	25	200
Current portion of prepayments and other nonfinancial assets (Note 18)	16,191	9,975	13,215
Current portion of other financial assets (Note 27)	339	831	320
	62,993	57,327	61,116
Assets classified as held-for-sale (Notes 9 and 10)	6,420	6,501	9,007
Total Current Assets	69,413	63,828	70,123
TOTAL ASSETS	634,828	623,275	609,519

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 19)	360	360	360
Voting preferred stock (Note 19)	150	150	150
Common stock (Note 19)	1,093	1,093	1,093
Treasury stock (Note 19)	(6,505)	(6,505)	(6,505)
Capital in excess of par value	130,204	130,312	130,312
Retained earnings	37,320	29,242	18,973
Other comprehensive loss (Note 6)	(35,733)	(39,233)	(39,165)
Total Equity Attributable to Equity Holders of PLDT	126,889	115,419	105,218
Noncontrolling interests	1,194	1,316	5,168
TOTAL EQUITY	128,083	116,735	110,386

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	December 31, 2025	December 31, 2024	January 1, 2024
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Note 20)	278,868	258,246	243,152
Lease liabilities – net of current portion (Note 10)	55,276	46,703	41,625
Deferred income tax liabilities – net (Note 7)	75	60	165
Customers’ deposits (Note 27)	1,262	2,046	2,238
Pension and other employee benefits (Note 25)	3,810	3,548	5,661
Deferred credits and other noncurrent liabilities (Note 21)	8,311	7,475	9,607
Derivative financial liabilities – net of current portion (Note 27)	—	—	12
Total Noncurrent Liabilities	347,602	318,078	302,460
Current Liabilities
Accounts payable (Note 22)	56,379	66,722	81,014
Accrued expenses and other current liabilities (Note 23)	72,952	85,488	88,750
Current portion of interest-bearing financial liabilities (Note 20)	16,180	23,340	11,646
Current portion of lease liabilities (Note 10)	8,897	7,335	5,921
Dividends payable (Note 19)	2,087	2,005	1,912
Current portion of derivative financial liabilities (Note 27)	77	97	1,021
Income tax payable	946	1,860	4,630
	157,518	186,847	194,894
Liabilities associated with assets classified as held-for-sale (Note 10)	1,625	1,615	1,779
Total Current Liabilities	159,143	188,462	196,673
TOTAL LIABILITIES	506,745	506,540	499,133
TOTAL EQUITY AND LIABILITIES	634,828	623,275	609,519

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2025, 2024 and 2023

(in million pesos, except earnings per common share amounts which are in pesos)

	2025	2024	2023
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Notes 4 and 5)	212,186	208,382	201,832
Non-service revenues (Notes 4 and 5)	6,202	8,451	9,121
	218,388	216,833	210,953
EXPENSES
General operating costs (Note 5)	75,789	78,068	81,655
Depreciation and amortization (Notes 9, 10, 14 and 18)	59,487	56,228	58,662
Cost of devices, accessories and contract-specific services (Note 5)	12,784	14,011	15,092
Asset impairment (Note 5)	3,970	4,321	4,432
Interconnection costs (Note 5)	16,010	13,718	10,418
	168,040	166,346	170,259
	50,348	50,487	40,694

OTHER EXPENSES — NET (Note 5)	12,658	9,943	5,984

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	37,690	40,544	34,710

PROVISION FOR INCOME TAX (Note 7)	8,821	9,601	9,170
NET INCOME FROM CONTINUING OPERATIONS (Note 4)	28,869	30,943	25,540

NET LOSS FROM DISCONTINUED OPERATIONS (Notes 2 and 4)	—	—	(41)
NET INCOME (Note 4)	28,869	30,943	25,499
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	28,662	30,695	25,289
Noncontrolling interests	207	248	210
	28,869	30,943	25,499
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	132.38	141.80	116.77
Diluted	132.38	141.80	116.77
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT (Note 8)
Basic	132.38	141.80	116.96
Diluted	132.38	141.80	116.96

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2025, 2024 and 2023

(in million pesos)

	2025	2024	2023
NET INCOME	28,869	30,943	25,499
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	(135)	(93)	(154)
Net transactions on cash flow hedges:	167	239	200
Net fair value gains on cash flow hedges (Note 27)	223	319	267
Income tax related to fair value adjustments charged directly to equity	(56)	(80)	(67)
Net other comprehensive gain to be reclassified to profit or loss in subsequent years	32	146	46
Revaluation increment on investment properties:	4,087	1,196	—
Revaluation increment in investment properties transferred from property and equipment (Note 13)	3,594	1,631	—
Income tax related to revaluation adjustments charged directly to equity	493	(435)	—
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	(1)	(8)	3
Remeasurements of post-employment benefit obligations:	(626)	(1,462)	(5,469)
Remeasurement losses on post-employment benefit obligations	(838)	(1,978)	(7,277)
Income tax related to remeasurement adjustments	212	516	1,808
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	3,460	(274)	(5,466)
Total other comprehensive income (loss) – net of tax	3,492	(128)	(5,420)
TOTAL COMPREHENSIVE INCOME	32,361	30,815	20,079
ATTRIBUTABLE TO:
Equity holders of PLDT	32,162	30,627	19,884
Noncontrolling interests	199	188	195
	32,361	30,815	20,079

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2025, 2024 and 2023

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Income (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2025	510	1,093	(6,505)	130,312	29,242	(39,233)	115,419	1,316	116,735
Cash dividends (Note 19)	—	—	—	—	(20,584)	—	(20,584)	(75)	(20,659)
Total comprehensive income (loss) - net:	—	—	—	—	28,662	3,500	32,162	199	32,361
Net income	—	—	—	—	28,662	—	28,662	207	28,869
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	3,500	3,500	(8)	3,492
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	(157)	(157)
Deconsolidation of a subsidiary	—	—	—	(108)	—	—	(108)	(89)	(197)
Balances as at December 31, 2025	510	1,093	(6,505)	130,204	37,320	(35,733)	126,889	1,194	128,083

Balances as at January 1, 2024	510	1,093	(6,505)	130,312	18,973	(39,165)	105,218	5,168	110,386
Cash dividends (Note 19)	—	—	—	—	(20,800)	—	(20,800)	(50)	(20,850)
Total comprehensive income (loss) - net:	—	—	—	—	30,695	(68)	30,627	188	30,815
Net income	—	—	—	—	30,695	—	30,695	248	30,943
Other comprehensive loss (Note 6)	—	—	—	—	—	(68)	(68)	(60)	(128)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	235	235
Perpetual notes settlement (Note 19)	—	—	—	—	—	—	—	(4,200)	(4,200)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(59)	(59)
Transaction costs from settlement of perpetual notes (Note 19)	—	—	—	—	—	—	—	34	34
Others	—	—	—	—	374	—	374	—	374
Balances as at December 31, 2024	510	1,093	(6,505)	130,312	29,242	(39,233)	115,419	1,316	116,735

Balances as at January 1, 2023	510	1,093	(6,505)	130,312	17,077	(33,760)	108,727	5,234	113,961
Cash dividends (Note 19)	—	—	—	—	(23,393)	—	(23,393)	(25)	(23,418)
Total comprehensive income (loss) - net:	—	—	—	—	25,289	(5,405)	19,884	195	20,079
Net income	—	—	—	—	25,289	—	25,289	210	25,499
Other comprehensive income (loss) (Note 6)	—	—	—	—	—	(5,405)	(5,405)	(15)	(5,420)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	—	(236)	(236)
Balances as at December 31, 2023	510	1,093	(6,505)	130,312	18,973	(39,165)	105,218	5,168	110,386

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025, 2024 and 2023

(in million pesos)

	2025	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Income before income tax and noncontrolling interest from continuing operations	37,690	40,544	34,710
Loss before income tax and noncontrolling interest from discontinued operations (Note 2)	—	—	(41)
Income before income tax	37,690	40,544	34,669
Adjustments for:
Depreciation and amortization (Notes 9, 10, 14 and 18)	59,487	56,228	58,683
Interest on loans and other related items – net (Note 5)	13,197	11,031	9,990
Accretion on lease liabilities (Notes 5 and 10)	4,579	3,935	3,268
Asset impairment (Note 5)	3,970	4,321	4,436
Pension benefit costs (Notes 5 and 25)	1,434	1,441	1,426
Foreign exchange losses (gains) – net (Notes 5 and 27)	550	36	(1,153)
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	428	990	2,806
Accretion on financial liabilities (Notes 5 and 20)	372	455	409
Losses (Gains) on derivative financial instruments – net (Notes 5 and 27)	41	(1,641)	743
Incentive plan (Notes 5 and 25)	—	1,136	839
Impairment of investments (Note 11)	—	—	70
Income from prescription of preferred shares redemption liability (Note 19)	—	(71)	—
Gains on disposal of property and equipment (Note 5)	(79)	(85)	(468)
Interest income (Note 5)	(719)	(916)	(1,017)
Gain on sale and leaseback of telecom towers (Notes 5 and 9)	(887)	(1,442)	(7,777)
Others	(781)	(864)	(166)
Operating income before changes in assets and liabilities	119,282	115,098	106,758
Decrease (increase) in:
Prepayments	5,731	21,034	10,264
Inventories and supplies	1,742	31	597
Contract assets	265	(139)	101
Trade and other receivables	(2,052)	(9,137)	952
Other financial and non-financial assets	279	(1,824)	156
Increase (decrease) in:
Customers deposits	(784)	(194)	(75)
Pension and other employee benefits	(5,466)	(3,355)	(5,174)
Accounts payable	(7,754)	(27,765)	(21,285)
Accrued expenses and other current liabilities	(9,921)	(8,716)	(4,414)
Other noncurrent liabilities	72	(20)	(57)
Net cash flows generated from operations	101,394	85,013	87,823
Income taxes paid	(2,656)	(3,282)	(2,058)
Net cash flows from operating activities	98,738	81,731	85,765

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2025, 2024 and 2023

(in million pesos)

	2025	2024	2023
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from:
Disposal of property and equipment (Note 9)	1,220	4,827	23,971
Return of capital on an investment in joint venture (Note 11)	600	—	—
Disposal of investments in associates and joint ventures	175	—	—
Maturity of short-term investments	126	21	440
Redemption of investment in debt securities (Note 12)	25	200	—
Interest received	686	881	973
Payments for:
Purchase of short-term investments	—	(37)	(449)
Purchase of financial assets at fair value through profit or loss	—	(166)	—
Acquisition of investments in associates and joint ventures (Note 11)	(186)	(3,770)	(1,636)
Acquisition of intangibles	(217)	(29)	—
Interest capitalized to property and equipment (Notes 5 and 9)	(2,724)	(2,589)	(2,169)
Purchase of property and equipment (Note 9)	(60,140)	(65,668)	(76,266)
Decrease (Increase) in other financial and non-financial assets	(544)	626	18
Net cash flows used in investing activities	(60,979)	(65,704)	(55,118)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 20 and 28)	36,150	37,000	38,000
Availments of short-term debt (Notes 20 and 28)	1,322	—	—
Collections of derivative financial instruments – net (Notes 27 and 28)	—	704	—
Return of preferred shares redemption fund (Note 19)	—	71	—
Payments for:
Distribution charges on perpetual notes (Note 19)	—	(59)	(236)
Redemption of perpetual notes (Note 19)	—	(4,200)	—
Settlements of derivative financial instruments – net (Notes 27 and 28)	(243)	—	(607)
Debt issuance costs (Notes 20 and 28)	(271)	(219)	(214)
Short-term debt (Notes 20 and 28)	(1,022)	—	(10,000)
Interest – net of capitalized portion (Notes 5 and 28)	(13,233)	(10,740)	(9,715)
Obligations under lease liabilities (Notes 10 and 28)	(14,328)	(12,079)	(10,707)
Cash dividends (Notes 19 and 28)	(20,590)	(20,750)	(23,328)
Long-term debt (Notes 20 and 28)	(23,712)	(12,059)	(22,611)
Net cash flows used in financing activities	(35,927)	(22,331)	(39,418)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	23	138	(263)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,855	(6,166)	(9,034)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 15)	10,011	16,177	25,211
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 15)	11,866	10,011	16,177

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate Information

PLDT Inc., which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. PLDT holds a perpetual corporate term under Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which grants existing corporations to have a perpetual existence, unless a majority vote of its stockholders elects to retain a specified corporate term.

In 1967, effective control of PLDT was transferred from General Telephone and Electronics Corporation, a major shareholder then since PLDT’s incorporation, to a group of Filipino investors. In 1981, as part of the Philippine government’s policy to integrate the country’s telecommunications industry, PLDT acquired substantially all of the assets and liabilities of the Republic Telephone Company, then the second largest telephone provider in the Philippines.

In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT DOCOMO Business, Inc., or NTT DOCOMO Business (formerly NTT Communications Corporation), through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately a 15% economic and voting interest in PLDT’s common stock. Concurrent with NTT DOCOMO Business’ investment, PLDT acquired 100% of Smart Communications, Inc., or Smart.

On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired approximately 7% of PLDT’s then outstanding common shares from NTT DOCOMO Business, which retained ownership of about 7% of PLDT’s common shares. Since then, NTT DOCOMO has made additional purchases of PLDT shares, bringing the combined beneficial ownership of NTT DOCOMO and NTT DOCOMO Business (both part of Nippon Telegraph and Telephone Corporation) to approximately 20.35% of PLDT’s outstanding common stock as at December 31, 2025.

On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed an acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of PLDT’s outstanding common shares at the time and raised the First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as of that date. Since then, the First Pacific Group’s beneficial ownership interest in PLDT has decreased by approximately 2%, mainly due to the holders of Exchangeable Notes issued in 2005 by a subsidiary of First Pacific, which were fully exchanged into PLDT shares. The First Pacific Group and its Philippine affiliates held beneficial ownership of approximately 25.57% of PLDT’s outstanding common stock as at December 31, 2025.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or collectively, the JG Summit Group. As consideration for the assets acquired, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold
5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, under separate option agreements. As at December 31, 2025, the JG Summit Group beneficially owned approximately 11.27% of PLDT’s outstanding common stock.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to
150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million. This subscription was made pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. Consequently, the issuance of these Voting Preferred Shares reduced the voting power of the NTT Group (comprising of NTT DOCOMO and NTT DOCOMO Business), the First Pacific Group and its Philippine affiliates, and JG Summit Group to 12.01%, 15.09% and 6.65%, respectively, which still holds as at December 31, 2025. See Note 19 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, under which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as the successor depositary for its ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2025, there were approximately 17 million ADSs outstanding.

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

Our consolidated financial statements as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 were approved and authorized for issuance by the Board of Directors on February 26, 2026, as reviewed by the Audit Committee on February 23, 2026.

Enactment of Republic Act No. 12234 (Konektadong Pinoy Act)

The Konektadong Pinoy Act (KP Act) took effect on September 14, 2025. The Implementing Rules and Regulations (IRR) took effect on December 16, 2025. The KP Act introduces an open-access regime in the data transmission sector, including removal of the legislative franchise requirement for data transmission services, mandatory infrastructure sharing for services included in the regulators’ Access List, and a revised spectrum management framework providing for periodic review, potential recall, and reassignment of spectrum by the NTC and the Department of Information and Communications Technology (DICT).

These regulatory changes may increase competitive intensity, requiring the PLDT Group to provide access to certain infrastructure and services on fair and non-discriminatory terms, and subject spectrum holdings to periodic review under the new Spectrum Management Policy Framework. The implementation of performance standards, pricing transparency requirements, and other regulatory measures may also affect operating flexibility and margins.

This legislation marks a significant shift in the Philippine connectivity regulatory landscape aimed at accelerating digital connectivity and fostering a more competitive market environment. We continue to monitor further regulatory guidelines from the NTC and the DICT. Management does not expect any immediate material impairment of its existing assets, though it continues to evaluate the potential long-term impact of these regulatory developments on the competitive position and overall financial performance of the Company.

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

Revisions of Prior Period Financial Statements

The Group revised the prior period financial statements, as disclosed below, primarily to revise the recycling of “Net fair value losses on cash flow hedges” to “Other income (expense) – Gains (losses) on derivative financial instruments – net.” In accordance with the United States Securities and Exchange Commission (U.S. SEC) Staff Accounting Bulletin (SAB) No. 99, “Materiality,” and U.S. SEC SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the impact was immaterial to our previously filed financial statements on an annual basis and has no impact to the Group’s cash flows or key operating metrics, including EBITDA, EBIT, Telco Core income and Core income. The Group has revised the comparative annual periods of fiscal year 2024 and 2023 consolidated financial statements and related notes included herein.

Our hedge accounting processes were designed with the involvement of a hedge accounting specialist and have been subject to regular review as part of the Group’s financial reporting and audit processes.

The Group implemented hedge accounting in accordance with IFRS 9, supported by consultation with technical experts. Upon a subsequent detailed review of hedge effectiveness, the amounts previously recycled to profit or loss have exceeded the amount of fair value losses on cash flow hedges in other comprehensive loss.

Similarly, the matter does not affect the dividend payout to shareholders and management incentives, which are also computed based on our telco core income. The matter is technical in nature and does not trigger, nor is it subject to, any clawback or recovery provisions.

Consolidated balance sheet/Consolidated statement of changes in equity

	December 31, 2024			December 31, 2023			January 1, 2023
	As reported	Reclassification	As revised	As reported	Reclassification	As revised	As reported	Reclassification	As revised
Retained earnings	33,901	(4,659)	29,242	22,020	(3,047)	18,973	18,799	(1,722)	17,077
Other comprehensive loss	(43,892)	4,659	(39,233)	(42,212)	3,047	(39,165)	(35,482)	1,722	(33,760)

Consolidated income statements

	December 31, 2024			December 31, 2023
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Other expenses – net	7,794	2,149	9,943	4,217	1,767	5,984
Income before income tax from continuing operations	42,693	(2,149)	40,544	36,477	(1,767)	34,710
Provision for income tax	10,138	(537)	9,601	9,612	(442)	9,170
Net income from continuing operations/Net income	32,555	(1,612)	30,943	26,865	(1,325)	25,540
Net income attributable to equity holders of PLDT	32,307	(1,612)	30,695	26,614	(1,325)	25,289
Earnings per share attributable to common equity holders of PLDT (Basic/Diluted)	149.26	(7.46)	141.80	122.91	(6.14)	116.77
Earnings per share from continuing operations attributable to common equity holders of PLDT (Basic/Diluted)	149.26	(7.46)	141.80	123.10	(6.14)	116.96

Consolidated statements of comprehensive income

	December 31, 2024			December 31, 2023
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Foreign currency translation differences of subsidiaries	81	(174)	(93)	(23)	(131)	(154)
Net transactions on cash flow hedges:	(1,547)	1,786	239	(1,256)	1,456	200
Net fair value losses on cash flow hedges	(2,063)	2,382	319	(1,674)	1,941	267
Income tax related to fair value adjustments charged directly to equity	516	(596)	(80)	418	(485)	(67)

Net other comprehensive loss to be reclassified to profit or loss in subsequent years	(1,466)	1,612	146	(1,279)	1,325	46

Total other comprehensive income (loss) – net of tax	(1,740)	1,612	(128)	(6,745)	1,325	(5,420)

The matter has no impact to the consolidated statement of cash flows as the adjustments will offset among related accounts within the net cash flows from operating activities.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2025 and 2024:

			2025		2024
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation(a)	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation(a)	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc.(a)	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.(a)	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.(a)	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines(a)	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel(a)	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group(a)	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.(a)	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
Multisys Technologies Corporation, or Multisys(b)	Philippines	Software development and IT solutions services	—	50.7	—	45.7

(a)
Ceased commercial operations.
(b)
On January 5, 2024, PLDT Global Investments Holdings, Inc., or PGIH, sold 227 common shares of Multisys, thereby decreasing its ownership from 50.72% to 45.73%. On April 2, 2025, PGIH entered into a share purchase agreement to buy 228 common shares thereby increasing its ownership from 45.73% to 50.74%.

			2025		2024
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo(a)	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(a)	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS(a)	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(a)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
ePLDT Capital Investment Pte. Ltd. or ePLDT Capital	Singapore	Investment holding and acquisition of companies	—	100.0	—	100.0
Digitel	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel(a)	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9
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

Investment in Multisys

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

On April 2, 2025, PGIH entered into a Share Purchase Agreement for the purchase of 228 common shares of Multisys, representing a 5.01% interest, for a total consideration of Php257.5 million. The transaction was completed on April 5, 2025. Following this acquisition, PGIH owns 2,308 common shares representing 50.74% equity interest in Multisys. On
April 16, 2025 and December 16, 2025, PGIH partially paid Php150 million and Php94.6 million, respectively, out of the total consideration. The balance of Php12.9 million remains outstanding as at December 31, 2025.

Investment in Kayana Solutions Inc., or Kayana (formerly Limitless Growth Ventures, Inc.)

In March 2024, PLDT invested in Kayana, to serve as a digital entity designed to harness the data assets of the MVP Group of Companies and provide a platform for a Group-wide digitalization initiatives. This collaboration marks the first step in a collective effort aimed at creating new growth opportunities and value within the MVP Group of Companies.

Kayana will leverage a technology platform capable of enabling the MVP Group of Companies to scale operations and achieve seamless integration of services and capabilities. Additionally, payments and rewards systems are expected to play a pivotal role in enhancing the overall user experience.

As at September 27, 2024, PLDT has invested a total of Php840 million in Kayana representing 60% equity interest.

On September 30, 2024, Kayana entered into share subscription agreements with its shareholders, wherein PLDT subscribed to additional common shares equivalent to Php46.5 million and the remaining shareholders subscribed to additional shares equivalent to Php523.5 million. As a result, PLDT’s equity ownership in Kayana was reduced to 45%, leading PLDT to account for its remaining interest as an investment in associate.

On September 1, 2025, Kayana entered into another share subscription agreement with its shareholders, wherein PLDT subscribed to additional common shares equivalent to Php594 million. PLDT’s equity ownership in Kayana remained at 45%. as at December 31, 2025, the subscription remains unpaid.

The following summarizes the subscription agreements entered into by PLDT with Kayana:

Date	Number of Shares Acquired
(in millions)
March 24, 2024	754.5
September 27, 2024	85.5
September 30, 2024	46.5
September 1, 2025	594.0
1,480.5

As at December 31, 2025 and 2024, the carrying value of PLDT’s investment in Kayana amounted to Php1,355 million and Php853 million, respectively. See Note 11 – Investment in Associates and Joint Venture – Investment in Associates.

Reduction of Capital in PLDT Capital Pte Ltd., or PLDT Capital

On May 6, 2024, the Directors of PLDT Capital approved the reduction of its issued and paid-up share capital from
Php891 million, comprising 26,773,606 ordinary shares, to Php1 million, comprising 30,058 fully paid ordinary shares. The Accounting and Corporate Regulatory Authority of Singapore approved the capital reduction of PLDT Capital on
July 12, 2024.

Discontinued Operations

In 2023, ePLDT completed the winding down of operations of certain subsidiaries. As a result, the operations of these discontinued ePLDT subsidiaries were classified as discontinued operations in the consolidated income statements.

The results of the operations of the discontinued ePLDT subsidiaries, net of intercompany transactions, for the year ended December 31, 2023 is as follows:

2023
(in million pesos)
Revenues	107
Expenses:
General operating costs	168
Depreciation and amortization	21
Cost of contract-specific services	3
192
Net operating loss	(85)

Other income (expenses):
Foreign exchange gains – net	4
Interest income	1
Financing costs	(2)
Others	41
44
Loss before and after tax from discontinued operations	(41)
Loss per share (Note 8):
Basic/Diluted	(0.19)

The net cash flows generated by (used in) the discontinued ePLDT subsidiaries, net of intercompany transactions, for the year ended December 31, 2023 are as follows:

2023
(in million pesos)
Operating activities	(120)
Investing activities	31
Financing activities	(50)
Net effect of foreign exchange rate changes on cash and cash equivalents	8
Net cash outflows	(131)

New Standards, Interpretations and Amendments

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new amendment effective in 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Unless otherwise indicated, adoption of this new amendment did not have a material impact on the consolidated financial statements of the PLDT Group:

•
Amendments to IAS 21, Lack of Exchangeability

Summary of Material Accounting Policies

The following is the summary of material accounting policies we applied in preparing our consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general operating costs.

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

Our share in the profits or losses of our associates is included under “Other Expenses - Net” in our consolidated income statements. This is the profit or loss attributable to equity holders of the associate and net of the noncontrolling interest in the subsidiaries of the associate.

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

The criteria for held-for-sale classification are regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale is expected to be completed within one year from the date of the classification.

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
•
Financial assets measured at FVPL;
•
Financial assets measured at fair value through other comprehensive income, or FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•
Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed. If both of the conditions are met, the financial asset shall be measured either at FVOCI, if the business model is to hold to collect and sell, or amortized cost, if the business model is to hold to collect. Otherwise, it shall be measured at FVPL.

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

Financial assets at amortized cost

These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in ‘Other expenses – net’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset. Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and other financial assets as at December 31, 2025 and 2024. See
Note 12 – Debt Instruments at Amortized Cost, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

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

Our financial assets at FVPL include derivative financial assets and equity investments as at December 31, 2025 and 2024. See Note 27 – Financial Assets and Liabilities.

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

Where a financial liability is designated at FVPL, changes in fair value attributable to our own credit quality which is calculated by determining the changes in credit spreads above observable market interest rates are recognized in other comprehensive income, unless this treatment would create or enlarge an accounting mismatch, in which case they are recognized in profit or loss.

Our financial liabilities at FVPL include derivative financial liabilities and liability from redemption of preferred stock as at December 31, 2025 and 2024. See Note 19 – Equity – Redemption of Preferred Stock, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Our financial liabilities at amortized costs include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable, certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at December 31, 2025 and 2024. See Note 10 – Leases, Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities,
Note 22 – Accounts Payable, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets. Reclassifications shall be applied prospectively, and any previously recognized gains, losses or interest shall not be restated.

We do not reclassify our financial assets when:

•
A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•
A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•
There is a change in measurements on credit exposures measured at FVPL.

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

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as foreign currency options and forward currency contracts to hedge its risk associated with foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of foreign currency options and forward currency contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

Cash flow hedges which meet the criteria for hedge accounting are accounted for as follows:

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

We use a long-term foreign currency options agreement to hedge our foreign exchange exposure on certain outstanding loan balances. See Note 27 – Financial Assets and Liabilities.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and any accumulated impairment losses. Land is stated at cost less any impairment in value. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expenses as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation commences once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, the estimated useful lives, and methods of depreciation are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

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

Property under construction is stated at cost less any impairment in value. This includes the cost of construction, property and equipment not ready for intended use, capitalizable borrowing costs and other direct costs associated with construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation on leased sites and restore such sites to their original condition at the end of the contract lease term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment and right-of-use asset. The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense. See Note 10 – Leases and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

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

Investment Properties

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in profit or loss in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an annual valuation performed by accredited external independent valuers applying a valuation model.

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

Transfers are made to, or from, investment property when, and only when there is a change in use.

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

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with finite useful lives

For property and equipment and ROU assets, we assess impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. For intangible assets with finite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

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

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, assets classified as held-for-sale and
-financial assets such as investment properties and pension plan assets, at fair value at each reporting date. The fair values of investment properties are disclosed in Note 13 – Investment Properties. The fair values of the pension plan assets are disclosed in Note 25 – Pension and Other Employee Benefits. The fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.

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

External valuers are involved for valuation of significant assets, such as investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation with the contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined the classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

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
Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Prepaid service revenues arise from the proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

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

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing components considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

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

Customer Loyalty Program

Through our customer loyalty program called Giga Points, points are earned through subscription of promo, purchase of load, and payment of bill for postpaid subscribers. Points are also earned through other activities such as daily login in the Smart App. These points can be used to redeem items such as giga promos, bill rebates, content subscription, discounts, exclusive tickets, and more.

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

We also offer PLDT Home Rewards. This customer loyalty program is available exclusively to active PLDT Home customers except for Home Biz and Corporate accounts which are not currently eligible for enrollment. Under this program, PLDT Home customers are granted points to incentivize customer-related activities. Points are earned thru enrollment, payment on time, upgrade, availment of VAS add-on etc.

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

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month. We also consider whether contracts with carriers contain volume commitment or tiering arrangements whereby the rate being charged will change upon meeting certain volume of traffic. We estimate the amount of variable consideration to which we are entitled and included in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

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

The amortization of costs to obtain and costs to fulfill are presented as part of general operating costs, and depreciation and amortization, respectively, in the consolidated income statements.

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

Cost of Devices, Accessories and Contract-Specific Services

Cost of devices and accessories

This refers to the cost of devices such as mobile handsets, phone units, and broadband and data modems sold to subscribers.

Cost of contract-specific services

This refers to the costs from third-party vendors that are directly identifiable and distinct to specific customer contracts where we are the principal, such as content, license, and maintenance/warranty costs. Costs not identifiable and distinct to specific customer contracts such as compensation and benefits, and equipment depreciation are excluded.

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

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “General operating costs – Compensation and employee benefits” account in our consolidated income statements. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Remeasurements, comprising actuarial gains and losses, return on plan assets (excluding net interest on defined benefit obligation) and any change in the effect of the asset ceiling are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods. Net defined benefit asset is recognized as part of “Prepayments, and other nonfinancial assets - net of current portion” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

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

Defined contribution plans

Smart and certain subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provide for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

Accordingly, Smart and certain subsidiaries account for its obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statements.

Remeasurements, comprising actuarial gains and losses, return on plan assets (excluding amounts included in net interest), and any change in the effect of the asset ceiling, are recognized immediately in other comprehensive income in the period in which they occur.

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

Employee benefit costs include current service cost, past service cost, and net interest on the net defined benefit obligation, which are recognized in profit or loss. Remeasurements of the net defined benefit obligation, including actuarial gains and losses, are recognized immediately in other comprehensive income.

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

As a Lessor. Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term as rental income.

Sale and Leaseback. If we transfer an asset to another entity (the buyer-lessor) and lease that asset back from the buyer-lessor, we account for the transfer contract and the lease by applying the requirements of IFRS 16. We first apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset.

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

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of reporting period.

Deferred tax liabilities are recognized for all taxable temporary differences, except (a) where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (b) in respect of taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax, however, is not recognized when (a) it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (b) in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the end of each reporting period.

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

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any difference between the amount by which the NCI is adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the owners of the parent in the consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expenses, including reclassification adjustments, that are not recognized in our consolidated income statements as required or permitted by IFRS Accounting Standards.

Standards Issued But Not Yet Effective

Pronouncements issued but not yet effective are listed below. The PLDT Group intends to adopt the following pronouncements when they become effective. Unless otherwise indicated, adoption of these pronouncements is not expected to have a material impact on the PLDT Group’s consolidated financial statements.

Effective beginning on or after January 1, 2026

•
Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 26 and IAS 37, Disclosures about Uncertainties in the Financial Statements
•
Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments
•
Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity
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
Amendments to IAS 7, Cost Method

Effective beginning on or after January 1, 2027

•
IFRS 18, Presentation and Disclosure in Financial Statements

The standard replaces IAS 1, Presentation of Financial Statements, introducing new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

PLDT Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on PLDT Group’s financial statements are, as follows:

o
Change in fair value of investment properties and share in profit or loss of associates and joint ventures will be classified in the investing category within the statement of profit or loss.
o
Foreign exchange difference will be classified in the same category where the related income and expense from the item giving rising to the foreign exchange difference.
o
New disclosure will be added: (a) management-defined performance measures; and (b) a reconciliation for each line item in the statement of profit or loss between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.
o
Interest received and interest paid will be classified in the investing activities and financing activities, respectively, on the statement of cash flows.
•
IFRS 19, Subsidiaries without Public Accountability
•
Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency

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

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separate identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of two to three years). Revenues attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

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

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we can direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers:

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

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements. We have a primary obligation to provide the services to the subscriber.

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

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either using input or output methods. Input method recognizes revenue based on the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue based on direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized using input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

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

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations. Thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the goods or services separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objectives. Our business model is not assessed on an instrument-by-instrument basis, but on a higher level of aggregated portfolios and is based on observable factors such as:

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

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

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
c.
An active market for that financial asset has disappeared because of financial difficulties;
d.
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.
Financial assets are purchased or originated at a deep discount that reflects the credit losses incurred.

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

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due. Days past due are determined by counting the number of days since the earliest due date elapsed in respect of which full payment has not been received. Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since their origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk. The provision for credit losses for these financial assets is based on a 12-month ECL. The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets. See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any period covered by an option to extend the lease if it is reasonably certain to be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option under some of our lease agreements to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as sites, leased circuits and poles due to the significance of these assets to our operations. These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.

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

Assets classified as held-for-sale

The criteria for held-for-sale classification are regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred. Following the completion of the initial transaction with tower companies, Smart and DMPI plan to proceed with the sale of additional telecom towers and related passive infrastructure within a year. With these agreements, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

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

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us. See Note 6 – Components of Other Comprehensive Loss. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at December 31, 2025 and 2024.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at December 31, 2025 and 2024.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and apply significant judgment in identifying uncertainties over our income tax treatments. We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

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

As at December 31, 2025 and 2024, the estimated useful lives of the subscriber contract costs would range from six to seven years.

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

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, and prepayments and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

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

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, and prepayments and other non-financial assets are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments and Other Non-Financial Assets, respectively.

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

In 2024, the PLDT Group launched further initiatives to continuously modernize its property and equipment to enhance operational efficiencies. On this basis, the Group reassessed the EUL of certain assets, including among others, certain legacy network systems replaced by Transport Network Transformation (TNT) and Core Transformation, Operations Support Systems and Optical Line and Terminal Access equipment. As a result of changes in accounting estimates, the PLDT Group recognized additional depreciation expense of Php5,686 million in the income statement for the year ended
December 31, 2024.

In 2025, based on the internal technical evaluation and assessment of industry practice, PLDT reassessed the EUL of International and Domestic submarine cable systems from 15 years to 25 years, resulting in a reduction in depreciation expense amounting to Php748 million for the year ended December 31, 2025. Conversely, the EUL of certain submarine network cables decreased due to aging and performance issues, resulting in additional depreciation expense of
Php237 million.

PLDT and Smart also recognized additional depreciation expense amounting to Php744 million and Php5,560 million respectively, in 2025, due to modernization of core network equipment and IT assets.

In addition, Smart recognized additional depreciation expense of Php215 million upon the expiration of its lease during the year and the consequent termination of use of and move out from the related office premises.

Overall, the total depreciation and amortization of property and equipment from continuing operations amounted to Php41,881 million, Php41,224 million and Php51,543 million for the years ended December 31, 2025, 2024 and 2023, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2025 and 2024, and Php2 million for the year ended December 31, 2023. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php327,989 million and Php318,069 million as at December 31, 2025 and 2024, respectively. See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements and in other comprehensive income for transfers from owner-occupied property to investment property. The fair values of the investment properties have been determined based on appraisal performed by independent firms of appraisers, industry specialists in valuing these types of investment properties.

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

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php934 million and Php803 million as at December 31, 2025 and 2024, respectively. Total consolidated provision for deferred income tax amounted to Php3,710 million, Php3,401 million and Php1,206 million for the years ended December 31, 2025, 2024 and 2023, respectively. Total consolidated recognized net deferred income tax assets amounted to Php11,582 million and Php14,643 million as at December 31, 2025 and 2024, respectively. See Note 4 – Operating Segment Information and
Note 7 – Income Taxes.

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

We leverage existing risk management indicators (e.g., internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.
Inputs, assumptions and estimation techniques
•
General approach for cash and cash equivalents, short-term investments, debt securities, and advances and other noncurrent assets

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

•
Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk but instead requires the recognition of lifetime ECL. For trade receivables and contract assets, we use the simplified approach for calculating ECL. We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

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

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years. The methodologies and assumptions, including any forecasts of future economic conditions are reviewed regularly.

Due to lack of reasonable and supportable information, we have not identified any uncertain event that was assessed to be relevant to the risk of default occurring, thus we are not able to estimate the impact on ECL.

Total provision for expected credit losses for trade and other receivables from continuing operations amounted to
Php3,838 million, Php3,875 million and Php4,119 million for the years ended December 31, 2025, 2024 and 2023, respectively, while that from discontinued operations amounted to nil for the years ended December 31, 2025 and 2024, and Php4 million for the year ended December 31, 2023. Trade and other receivables, net of allowance for expected credit losses, amounted to Php31,367 million and Php31,612 million as at December 31, 2025 and 2024, respectively. See Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables.

Total impairment losses on contract assets amounted to Php101 million, Php181 million and Php224 million for the years ended December 31, 2025, 2024 and 2023, respectively. Contract assets, net of allowance for expected credit losses, amounted to Php1,487 million and Php1,886 million as at December 31, 2025 and 2024, respectively. See
Note 5 – Income and Expenses – Contract Balances.

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
Dealers, agents and others

The following credit exposures are assessed individually:

•
All stage 3 assets, regardless of the class of financial assets; and
•
The cash and cash equivalents, short term investments, investment in debt securities and other financial assets.

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

The net consolidated pension benefit costs amounted to Php1,434 million, Php1,441 million and Php1,426 million for the years ended December 31, 2025, 2024 and 2023, respectively. The prepaid benefit costs amounted to Php810 million and Php975 million as at December 31, 2025 and 2024, respectively. The accrued benefit costs amounted to Php3,810 million and Php3,548 million as at December 31, 2025 and 2024, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Pension and Other Employee Benefits.

Long-term Incentive Plan, LTIP

The Executive Compensation Committee (ECC) of the PLDT Board of Directors approved the LTIP covering the years 2022 to 2026, on December 23, 2021. It covers two cycles and is intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for sustainability are expected to capture the Company’s performance in various ESG materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and greenhouse gas (GHG) emissions, employee and customer welfare, diversity and inclusion, cybersecurity and data privacy, and business ethics. Cycle 1 covered the performance period from 2022 to 2024 and was settled in 2025 based on the achievement of performance targets. Cycle 2, which is intended to cover the performance period from 2025 to 2026, is still subject to the ECC’s evaluation. Accordingly, the expense accrued for the LTIP for the year ended
December 31, 2025 amounted to nil. The expense accrued for the years ended December 31, 2024 and 2023 amounted to Php1,136 million and Php839 million, respectively.

The accrued incentive payable amounted to nil and Php3,406 million as at December 31, 2025 and 2024, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,836 million and Php1,752 million as at December 31, 2025 and 2024, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

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

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2025 amounted to Php3,322 million and
Php274,220 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2024 amounted to Php3,079 million and Php247,962 million, respectively. See Note 27 – Financial Assets and Liabilities.

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
•
Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries; secure data center, multi-cloud, cybersecurity, data and artificial intelligence solutions through ePLDT and Vitro; distribution of Filipino channels and content through PGNL and its subsidiaries; and software development and IT solutions provided by Multisys; and
•
Others – PCEV, PGIH, PLDT Digital and its subsidiaries, our investment companies.

See Note 2 – Summary of Material Accounting Policies for further discussion.

Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS Accounting Standards. The segment revenues, net income, and other segment information of our reportable operating segments for the years ended December 31, 2025, 2024 and 2023, and as at December 31, 2025 and 2024 are as follows:

	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
	(in million pesos)
December 31, 2025
Revenues
External customers	102,616	115,772	—	—	218,388
Service revenues	96,869	115,317	—	—	212,186
Non-service revenues	5,747	455	—	—	6,202
Inter-segment transactions	700	15,038	—	(15,738)	—
Service revenues	699	15,038	—	(15,737)	—
Non-service revenues	1	—	—	(1)	—
Total revenues	103,316	130,810	—	(15,738)	218,388

Depreciation and amortization	40,560	26,928	—	(8,001)	59,487
Asset impairment	652	3,318	—	—	3,970
Interest income	554	171	11	(17)	719
Equity share in net income (losses) of associates and joint ventures	(11)	(924)	507	—	(428)
Financing costs – net	9,941	9,411	—	(1,184)	18,168
Provision for (benefit from) income tax	2,709	6,810	(29)	(669)	8,821
Net income / Segment profit	9,437	25,599	568	(6,735)	28,869

Assets
Operating assets	305,477	297,575	24,919	(57,150)	570,821
Investments in associates and joint ventures	280	43,234	8,911	—	52,425
Deferred income tax assets – net	5,684	5,235	91	572	11,582
Total assets	311,441	346,044	33,921	(56,578)	634,828
Liabilities
Operating liabilities	254,793	282,827	1,020	(31,970)	506,670
Deferred income tax liabilities	16	57	2	—	75
Total liabilities	254,809	282,884	1,022	(31,970)	506,745

Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)(2)	29,203	31,133	—	—	60,336

(1) Net of additions subject to sale and leaseback from tower companies.

(2) Includes capitalization of subscriber contract cost to fulfill.

	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
	(in million pesos)
December 31, 2024
Revenues
External customers	104,944	111,889	—	—	216,833
Service revenues	96,989	111,393	—	—	208,382
Non-service revenues	7,955	496	—	—	8,451
Inter-segment transactions	790	14,601	—	(15,391)	—
Service revenues	790	14,601	—	(15,391)	—
Non-service revenues	—	—	—	—	—
Total revenues	105,734	126,490	—	(15,391)	216,833

Depreciation and amortization	36,483	29,132	—	(9,387)	56,228
Asset impairment	906	3,415	—	—	4,321
Interest income	698	230	15	(27)	916
Equity share in net losses of associates and joint ventures	—	(67)	(923)	—	(990)
Financing costs – net	9,763	7,456	—	(1,719)	15,500
Provision for (benefit from) income tax	3,086	6,154	(9)	370	9,601
Net income (loss) / Segment profit (loss)	10,491	31,349	(1,069)	(9,828)	30,943

December 31, 2024
Assets
Operating assets	326,672	291,635	19,879	(82,318)	555,868
Investments in associates and joint ventures	108	44,758	7,898	—	52,764
Deferred income tax assets – net	6,537	8,014	62	30	14,643
Total assets	333,317	344,407	27,839	(82,288)	623,275
Liabilities
Operating liabilities	280,160	287,993	1,182	(62,855)	506,480
Deferred income tax liabilities	15	43	—	2	60
Total liabilities	280,175	288,036	1,182	(62,853)	506,540

December 31, 2024
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)(2)	40,767	37,294	185	—	78,246

(1) Net of additions subject to sale and leaseback from tower companies.

(2) Includes capitalization of subscriber contract cost to fulfill.

	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
	(in million pesos, except for EBITDA margin)

December 31, 2023
Revenues
External customers	103,718	107,235	—	—	210,953
Service revenues	94,994	106,838	—	—	201,832
Non-service revenues	8,724	397	—	—	9,121
Inter-segment transactions	683	13,499	—	(14,182)	—
Service revenues	683	13,498	—	(14,181)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	104,401	120,734	—	(14,182)	210,953

Depreciation and amortization	31,684	36,890	—	(9,912)	58,662
Asset impairment	648	3,784	—	—	4,432
Interest income	720	324	7	(35)	1,016
Equity share in net gains (losses) of associates and joint ventures	—	(595)	(2,211)	—	(2,806)
Financing costs – net	9,034	6,824	—	(2,103)	13,755
Provision for (benefit from) income tax	5,458	3,652	1	59	9,170
Net income (loss) / Segment profit (loss)	17,285	25,426	(2,270)	(14,901)	25,499
Continuing operations	17,285	25,426	(2,270)	(14,901)	25,540
Discontinued operations (Notes 2 and 8)	—	—	—	—	(41)

December 31, 2023
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)(2)	36,797	48,286	—	—	85,083

(1) Net of additions subject to sale and leaseback from tower companies.

(2) Includes capitalization of subscriber contract cost to fulfill.

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(in million pesos)
Wireless revenues
Service revenues:
Mobile	94,973	95,508	93,365
Fixed wireless broadband	1,896	1,481	1,629
	96,869	96,989	94,994
Non-service revenues ─
Sale of devices and accessories	5,747	7,955	8,724
Total wireless revenues	102,616	104,944	103,718
Fixed line revenues
Service revenues:
Data	85,284	83,228	81,625
Voice and miscellaneous	30,033	28,165	25,213
	115,317	111,393	106,838
Non-service revenues ─
Sale of phone units, devices and others	455	496	397
Total fixed line revenues	115,772	111,889	107,235
Total revenues	218,388	216,833	210,953

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2025, 2024 and 2023.

5.
Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines. This is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8, Operating Segments. See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the years ended
December 31, 2025, 2024 and 2023:

Revenue Streams	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
	(in million pesos)
December 31, 2025
Type of goods or services
Service revenue	97,568	130,355	(15,737)	212,186
Non-service revenue	5,748	455	(1)	6,202
Total revenues from contracts with customers	103,316	130,810	(15,738)	218,388

Timing of revenue recognition
Transferred over time	97,568	130,355	(15,737)	212,186
Transferred at a point time	5,748	455	(1)	6,202
Total revenues from contracts with customers	103,316	130,810	(15,738)	218,388

December 31, 2024
Type of goods or services
Service revenue	97,779	125,994	(15,391)	208,382
Non-service revenue	7,955	496	—	8,451
Total revenues from contracts with customers	105,734	126,490	(15,391)	216,833

Timing of revenue recognition
Transferred over time	97,779	125,994	(15,391)	208,382
Transferred at a point time	7,955	496	—	8,451
Total revenues from contracts with customers	105,734	126,490	(15,391)	216,833

December 31, 2023
Type of good or service
Service revenue	95,677	120,336	(14,181)	201,832
Non-service revenue	8,724	398	(1)	9,121
Total revenues from contracts with customers	104,401	120,734	(14,182)	210,953

Timing of revenue recognition
Transferred over time	95,677	120,336	(14,181)	201,832
Transferred at a point time	8,724	398	(1)	9,121
Total revenues from contracts with customers	104,401	120,734	(14,182)	210,953

Remaining performance obligations are associated with our wireless and fixed line subscription contracts. As at
December 31, 2025, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php44,702 million, of which we expect to recognize approximately 52% in 2026 and 48% in 2027 and onwards. As at December 31, 2024, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php45,868 million, of which we expect to recognize approximately 51% in 2025 and 49% in 2026 and onwards.

Contract Balances

Contract balances as at December 31, 2025 and 2024 consists of the following:

	2025	2024
	(in million pesos)
Trade and other receivables (Note 16)	50,264	48,808
Contract assets	1,529	1,953
Contract liabilities and unearned revenues (Notes 21 and 23)	14,329	16,067

Set out below is the movement in the allowance for expected credit losses of contracts assets as at December 31, 2025 and 2024.

	2025	2024
	(in million pesos)
Balances at beginning of the year	67	42
Reversals and reclassification	(25)	25
Balances at end of the year	42	67

Changes in the contract liabilities and unearned revenues accounts for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Balances at beginning of the year	16,067	18,895
Deferred during the year	110,987	123,975
Recognized as revenue during the year	(112,725)	(126,803)
Balances at end of the year	14,329	16,067

The contract liabilities and unearned revenues accounts as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Unearned revenues from prepaid contracts	5,556	6,543
Leased facilities	4,444	4,630
Advance monthly service fees	2,198	2,098
Short-term advances for installation services	2,098	2,773
Long-term advances from equipment	33	23
Total contract liabilities and unearned revenues	14,329	16,067

Contract liabilities:
Noncurrent (Note 21)	194	256
Current (Note 23)	312	17

Unearned revenues:
Noncurrent (Note 21)	4,690	5,369
Current (Note 23)	9,133	10,425

General Operating Costs

General operating costs for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	2025	2024	2023
	(in million pesos)
Repairs and maintenance	30,849	30,653	30,186
Compensation and employee benefits	22,767	24,479	24,644
Professional and other contracted services	7,521	7,878	9,077
Taxes and licenses	5,328	5,156	5,215
Selling and promotions (Note 18)	4,914	5,427	8,037
Rent	1,413	1,398	1,372
Insurance and security services	1,402	1,408	1,344
Communication, training and travel	1,134	1,165	1,229
Other expenses	461	504	551
Total general operating costs	75,789	78,068	81,655

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	2025	2024	2023
	(in million pesos)
Salaries and other employee benefits	19,945	20,214	20,358
Pension benefit costs (Note 25)	1,434	1,441	1,426
Manpower Rightsizing Program (MRP)	1,388	1,688	2,021
Incentive plan (Note 25)	—	1,136	839
Total compensation and employee benefits	22,767	24,479	24,644

Over the past several years, we have been implementing the MRP in line with our continuing efforts to realize manpower and cost efficiencies as a result of technological and organizational changes process improvements, and shifting market conditions that reshape the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Devices, Accessories and Contract-Specific Services

Cost of devices, accessories and contract-specific services for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	2025	2024	2023
	(in million pesos)
Cost of devices and accessories	7,447	10,046	10,948
Cost of contract-specific services	5,337	3,965	4,144
Total cost of devices, accessories and contract-specific services	12,784	14,011	15,092

Asset Impairment

Asset impairment for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	2025	2024	2023
	(in million pesos)
Trade and other receivables (Note 16)	3,838	3,875	4,119
Contract assets	101	181	224
Inventories and supplies (Note 17)	23	196	89
Prepayments	8	2	—
Property and equipment	—	67	—
Total asset impairment	3,970	4,321	4,432

Interconnection Costs

Interconnection costs include wholesale international voice cost amounting to Php14,887 million, Php12,535 million and Php9,258 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Other Expenses – Net

Other expenses – net for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	2025		2024	2023
	(in million pesos)
Gains on sale and leaseback of telecom towers – gross of expenses (Note 9)	887		1,442	7,777
Interest income	719		916	1,016
Gains on fair value of investment properties	352		23	259
Gains on disposal of property and equipment	79		85	468
Gains (losses) on derivative financial instruments – net (Note 27)	(41)		1,641	(743)
Equity share in net losses of associates and joint ventures (Note 11)	(428)		(990)	(2,806)
Foreign exchange gains (losses) – net (Note 27)	(550)		(36)	1,149
Financing costs – net	(18,168)		(15,500)	(13,755)
Others – net	4,492	(1)	2,476	651
Total other expenses – net	(12,658)		(9,943)	(5,984)

(1) Includes reversal of excess LTIP accrual and income from prescription of liability arising from Subscriber Investment Plan (SIP).

Interest Income

Interest income for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	2025	2024	2023
	(in million pesos)
Interest income arising from revenue contracts with customers	480	574	467
Interest income on cash and cash equivalents (Note 15)	176	267	469
Interest income on financial instruments at amortized cost	46	47	54
Interest income on financial instruments at FVPL	—	8	12
Interest income – others	17	20	14
Total interest income	719	916	1,016

Financing Costs – Net

Financing costs – net for the years ended December 31, 2025, 2024 and 2023 consist of the following:

	2025	2024	2023
	(in million pesos)
Interest on loans and other related items	15,921	13,620	12,159
Accretion on lease liabilities (Note 10)	4,579	3,935	3,266
Accretion on financial liabilities	372	455	409
Financing charges	20	79	90
Capitalized interest (Note 9)	(2,724)	(2,589)	(2,169)
Total financing costs – net	18,168	15,500	13,755

6. Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on financial investments at FVPL – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Remeasurements of post-employment benefit obligations -net of tax	Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive income (loss) attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive income (loss) – net of tax
	(in million pesos)
Balances as at January 1, 2025	(47)	—	(1,175)	1,740	(39,722)	(29)	—	(39,233)	(50)	(39,283)
Other comprehensive income (loss)	(127)	—	167	4,087	(626)	(1)	—	3,500	(8)	3,492
Balances as at December 31, 2025	(174)	—	(1,008)	5,827	(40,348)	(30)	—	(35,733)	(58)	(35,791)

Balances as at January 1, 2024	(14)	—	(1,414)	544	(38,260)	(21)	—	(39,165)	10	(39,155)
Other comprehensive income (loss)	(33)	—	239	1,196	(1,462)	(8)	—	(68)	(60)	(128)
Balances as at December 31, 2024	(47)	—	(1,175)	1,740	(39,722)	(29)	—	(39,233)	(50)	(39,283)

Balances as at January 1, 2023	133	(9)	(1,549)	544	(32,856)	(20)	(3)	(33,760)	25	(33,735)
Other comprehensive income (loss)	(139)	—	200	—	(5,469)	3	—	(5,405)	(15)	(5,420)
	(6)	(9)	(1,349)	544	(38,325)	(17)	(3)	(39,165)	10	(39,155)
Adjustments	(8)	9	(65)	—	65	(4)	3	—	—	—
Balances as at December 31, 2023	(14)	—	(1,414)	544	(38,260)	(21)	—	(39,165)	10	(39,155)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.
Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Net deferred income tax assets	11,582	14,643
Net deferred income tax liabilities	(75)	(60)
Net balances at the end of the year	11,507	14,583

The components of our consolidated net deferred income tax assets (liabilities) as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Net deferred income tax assets:
Accumulated provision for expected credit losses	3,990	3,618
Lease liability over ROU assets under IFRS 16(1)	3,185	3,240
Unearned revenues	2,781	3,914
Depreciation due to shortened estimated useful life of assets	2,550	2,480
Pension and other employee benefits	1,680	2,607
Unrealized foreign exchange losses	1,605	1,404
Unamortized past service pension costs	1,439	1,908
Accumulated write-down of inventories to net realizable values	284	371
NOLCO	13	266
Excess MCIT over RCIT	13	13
Taxes and duties capitalized	(176)	(167)
Derivative financial instruments	265	(203)
Customer list and trademark	(456)	(361)
Capitalized charges and others	(5,591)	(4,447)
Total deferred income tax assets – net	11,582	14,643
Net deferred income tax liabilities:
Investment property	388	389
Unrealized foreign exchange gains	7	22
Accumulated provision for expected credit losses	(194)	(173)
Others	(126)	(178)
Total deferred income tax liabilities - net	75	60

(1) As at December 31, 2025 and 2024, the deferred tax asset on lease liability amounted to Php15,731 million and Php13,234 million, respectively while the deferred tax liability on right of use asset amounted to Php12,546 million and Php9,994 million, respectively.

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Net balances at beginning of the year	14,583	18,007
Movement charged directly to other comprehensive income (loss)	663	60
Provision for deferred income tax	(3,710)	(3,401)
Others	(29)	(83)
Net balances at end of the year	11,507	14,583

The analysis of our consolidated net deferred income tax assets as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,090	11,449
Deferred income tax assets to be recovered within 12 months	3,492	3,194
Net deferred income tax assets	11,582	14,643

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	123	106
Deferred income tax liabilities to be settled within 12 months	(48)	(46)
Net deferred income tax liabilities	75	60

Provision for income tax for the years ended December 31, 2025, 2024 and 2023 consists of:

	2025	2024	2023
	(in million pesos)
Current	5,111	6,200	7,964
Deferred (Note 3)	3,710	3,401	1,206
	8,821	9,601	9,170

The impact of the application of MCIT amounting to Php9 million, Php53 thousand and Php103 million for the years ended December 31, 2025, 2024 and 2023, respectively, were considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	9,422	10,136	8,667
Tax effects of:
Nondeductible expenses	220	12	326
Equity share in net losses of associates and joint ventures	104	207	701
NOLCO/MCIT expiration	63	1	25
Loss (income) not subject to income tax	(76)	57	(97)
Income subject to final tax	(135)	(172)	(251)
Net movement in unrecognized deferred income tax assets and other adjustments	(178)	(127)	338
Special deductible items and income subject to lower tax rate	(243)	(210)	(163)
Difference between Optional Standard Deduction (OSD) and itemized deductions	(356)	(303)	(376)
Actual provision for income tax	8,821	9,601	9,170

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Accumulated provision for expected credit losses	2,001	1,266
NOLCO	718	1,208
Provisions	621	25
Customer list and trademark	365	428
Derivative financial instruments	56	35
Lease liability over ROU assets under IFRS 16	21	3
Accumulated write-down of inventories to net realizable values	15	15
Unearned revenues	10	9
Excess MCIT over RCIT	6	2
Depreciation due to shortened estimated useful life of assets	—	169
Pension and other employee benefits	(15)	(5)
Unrealized foreign exchange (gains) losses	(79)	50
	3,719	3,205
Unrecognized deferred income tax assets	934	803

In 2024, DMPI, IP Converge and Vitro availed the OSD method in computing their taxable income. This assessment is based on projected taxable profits at a level where it is favorable to use OSD method. These companies are also expected to avail of the OSD method in the foreseeable future. Thus, certain deferred income tax assets of DMPI, IP Converge and Vitro amounting to Php82 million and Php237 million as at December 31, 2025 and 2024, respectively, were not recognized.

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

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2025 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2021(1)	December 31, 2026	—	41
December 30, 2023	December 31, 2026	1	628
December 31, 2024	December 31, 2027	13	54
December 31, 2025	December 31, 2028	18	102
		32	825
Consolidated tax benefits		32	206
Consolidated unrecognized deferred income tax assets		(6)	(183)
Consolidated recognized deferred income tax assets		26	23

(1) Under R.A. 11494.

The excess MCIT totaling Php32 million as at December 31, 2025 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to Php9 million, nil and Php103 million for the years ended
December 31, 2025, 2024 and 2023, respectively.

NOLCO totaling Php825 million as at December 31, 2025 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php1,344 million, Php459 million and Php129 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by former President Rodrigo Duterte on September 11, 2020. It contains the government’s second wave of relief measures to address the health and economic crises that stemmed from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extended the carry-over of the NOLCO incurred in 2021 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss. Hence, NOLCO incurred in 2021 amounting to Php41 million, which ordinarily can be carried over until December 31, 2025, has been extended until December 31, 2026.

Registration with Clark Special Economic Zone

ClarkTel’s franchise expired on July 1, 2024. Prior to the expiration, ClarkTel’s Board of Directors applied for a national franchise. The franchise application has been filed and for evaluation of Congress as of report date. Considering the timeline for the national franchise grant, ClarkTel also applied for VAS license with the NTC to ensure continued services to subscribers. The license was approved on November 20, 2024 with a validity period of up to November 19, 2029.

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

BEPS 2.0 Pillar Two Impact Assessment

The Organization for Economic Co-operation and Development (OECD) has issued the Global Anti-Base Erosion (GLoBE) Model Rules (Pillar Two), which establish a 15% minimum effective tax rate on a jurisdictional basis. The rules apply to Multinational Enterprise (MNE) Groups with consolidated annual revenues of at least Euro 750 million in at least two (2) of the four (4) fiscal years immediately preceding the tested fiscal year. The Group is within the scope of the Pillar Two Model Rules. For the period ended December 31, 2025, the Group has applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two.

The Pillar Two legislation has been enacted by some of the jurisdictions in which the Group operates effective for financial year beginning on or after January 1, 2025. The Group has performed assessment of its potential exposure based on the 2025 financial information for the constituent entities in the Group. There are a limited number of jurisdictions where the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

The Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	28,662	28,662	30,695	30,695	25,330	25,330
Discontinued operations	—	—	—	—	(41)	(41)
Consolidated net income attributable to common shares	28,662	28,662	30,695	30,695	25,289	25,289
Dividends on preferred shares (Note 19)	(59)	(59)	(59)	(59)	(59)	(59)
Consolidated net income attributable to common equity holders of PLDT	28,603	28,603	30,636	30,636	25,230	25,230

	(in thousands, except per share amounts which are in pesos)
Outstanding common shares at beginning of year	216,056	216,056	216,056	216,056	216,056	216,056
Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056

EPS from continuing operations	132.38	132.38	141.80	141.80	116.96	116.96
EPS from discontinued operations	—	—	—	—	(0.19)	(0.19)
EPS attributable to common equity holders of PLDT	132.38	132.38	141.80	141.80	116.77	116.77

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares), by the weighted average number of common shares issued and outstanding during the year.

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

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options has an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.
Property and Equipment

Changes in property and equipment account for the years ended December 31, 2025 and 2024 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Building and lease improvement	Vehicles, furniture and other network equipment	Land and land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
December 31, 2025
Net book value at beginning of the year	101,265	257	116,506	7,304	1,971	4,474	17,210	864	68,218	318,069
Additions (Note 4)	882	—	723	97	367	—	273	—	51,935	54,277
Disposals/retirements	(6)	—	(4)	(3)	(68)	(1)	—	—	—	(82)
Reclassification	11,158	—	23,581	7,141	448	(614)	6,977	258	(51,345)	(2,396)
Translation differences charged directly to cumulative translation adjustments	1	—	1	—	—	—	—	—	—	2
Depreciation and amortization (Note 3)	(10,483)	(103)	(24,626)	(759)	(725)	(53)	(4,850)	(282)	—	(41,881)
Net book value at end of the year	102,817	154	116,181	13,780	1,993	3,806	19,610	840	68,808	327,989
As at December 31, 2025
Cost	327,658	513	384,033	35,183	35,463	4,301	66,115	2,189	68,808	924,263
Accumulated depreciation, impairment and amortization	(224,841)	(359)	(267,852)	(21,403)	(33,470)	(495)	(46,505)	(1,349)	—	(596,274)
Net book value	102,817	154	116,181	13,780	1,993	3,806	19,610	840	68,808	327,989

December 31, 2024
Net book value at beginning of the year	81,227	384	101,941	7,979	3,654	4,122	18,794	1,162	67,840	287,103
Additions (Note 4)	86	—	70	31	397	—	598	—	69,730	70,912
Disposals/retirements	—	—	(19)	(1)	(234)	—	(1)	(129)	—	(384)
Reclassification	31,435	—	33,692	542	(809)	456	5,561	202	(69,167)	1,912
Translation differences charged directly to cumulative translation adjustments	1	—	—	—	1	—	—	—	—	2
Adjustments	—	(25)	—	—	25	—	—	—	(185)	(185)
Impairment losses recognized during the year	—	—	—	—	—	—	—	(67)	—	(67)
Depreciation and amortization (Note 3)	(11,484)	(102)	(19,178)	(1,247)	(1,063)	(104)	(7,742)	(304)	—	(41,224)
Net book value at end of the year	101,265	257	116,506	7,304	1,971	4,474	17,210	864	68,218	318,069
As at December 31, 2024
Cost	316,803	532	362,387	27,884	36,467	4,960	56,418	1,930	68,218	875,599
Accumulated depreciation, impairment and amortization	(215,538)	(275)	(245,881)	(20,580)	(34,496)	(486)	(39,208)	(1,066)	—	(557,530)
Net book value	101,265	257	116,506	7,304	1,971	4,474	17,210	864	68,218	318,069

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php2,724 million,
Php2,589 million and Php2,169 million for the years ended December 31, 2025, 2024 and 2023, respectively. See
Note 5 – Income and Expenses – Financing Costs – Net. The average interest capitalization rate used was approximately
5% each for the years ended December 31, 2025 and 2024 and 4% for the year ended December 31, 2023.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php308 million, Php686 million and Php195 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As at December 31, 2025, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities(1)	5 – 25 years
Central equipment(2)	10 years
Network facilities	3 – 20 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Land improvements	10 years
IT systems and platforms(3)	3 – 20 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

(1) As at December 31, 2024, the estimated useful life ranged from 5-15 years.

(2) As at December 31, 2024, the estimated useful life ranged from 3-15 years.

(3) As at December 31, 2024, the estimated useful life ranged from 3-5 years.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Telecom Towers

On various dates in 2022 and 2023, Smart and DMPI signed Sale and Purchase Agreements with Edotco Towers, Inc., Edgepoint Towers, Inc., Unity Digital Infrastructure and Frontier Tower Associates Philippines, Inc., or collectively the TowerCos, in connection with the sale of 7,569 telecom towers and related passive telecommunication infrastructure for Php98,309 million.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into Master Service Agreements, or MSAs, with the TowerCos wherein Smart agreed to lease back the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos are responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with the TowerCos is complemented by a commitment to place service orders for a total of 1,220 Build-To-Suit, or BTS, sites within the next two to four years. Thus, total committed BTS sites with the TowerCos is 2,270 sites. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred.

The following summarizes the completed sale of Smart and DMPI telecom towers as at December 31, 2025:

Closing Date	Number of Tower Assets Sold	Cash Consideration	Gain on Sale and Leaseback
		(in million pesos)	(in million pesos)
2022	4,665	60,492	25,234
2023	1,705	22,465	7,467
2024	356	4,362	1,471
2025	89	1,068	859
	6,815	88,387	35,031	(1)

(1) Gross of related transaction costs.

The remaining telecom towers with net book value of Php4,162 million and Php4,547 million as at December 31, 2025 and 2024, respectively, subject to sale and purchase agreement within one year, were reclassified from “Property and equipment” to “Assets classified as held-for-sale” under current assets in our consolidated statement of financial position.

10.
Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations. We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at December 31, 2025 are as follows:

Sites	1 – 30 years
International leased circuits(1)	2 – 19 years
Poles(2)	2 – 12 years
Domestic leased circuits	2 – 10 years
Office buildings	1 – 25 years
Co-located sites(3)	4 – 7 years

(1)
As at December 31, 2024, the estimated useful life ranges from 1-19 years.
(2)
As at December 31, 2024, the estimated useful life ranges from 1-12 years.
(3)
As at December 31, 2024, the estimated useful life ranges from 2-11 years.

Our consolidated roll forward analysis of ROU assets as at December 31, 2025 and 2024 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
December 31, 2025
Costs:
Balances at beginning of the year	44,047	5,055	5,336	2,637	1,301	61	58,437
Additions (Note 28)	16,227	2,535	1,079	596	371	—	20,808
Asset retirement obligation	73	—	—	—	24	—	97
Modifications	8	96	164	4	(6)	—	266
Terminations	(2,504)	(1,964)	(411)	(318)	(326)	(3)	(5,526)
Reclassification to ROU assets classified as held-for-sale	(255)	—	—	—	—	—	(255)
Balances at end of the year	57,596	5,722	6,168	2,919	1,364	58	73,827

Accumulated depreciation and amortization:
Balances at beginning of the year	(11,608)	(3,110)	(1,739)	(1,810)	(1,010)	(49)	(19,326)
Modifications	6	—	—	—	19	—	25
Terminations	1,321	1,307	405	231	305	18	3,587
Depreciation (Note 3)	(6,419)	(907)	(1,196)	(420)	(328)	(11)	(9,281)
Reclassification to ROU assets classified as held-for-sale	(55)	—	—	—	—	—	(55)
Balances at end of the year	(16,755)	(2,710)	(2,530)	(1,999)	(1,014)	(42)	(25,050)
Net book value at the end of the year	40,841	3,012	3,638	920	350	16	48,777

December 31, 2024
Costs:
Balances at beginning of the year	38,461	4,305	3,364	2,001	1,144	53	49,328
Additions (Note 28)	8,683	1,546	4,273	763	334	8	15,607
Asset retirement obligation	571	—	—	—	5	—	576
Modifications	(1,180)	266	173	135	27	—	(579)
Terminations	(2,350)	(1,062)	(2,474)	(262)	(209)	—	(6,357)
Reclassification to ROU assets classified as held-for-sale	(138)	—	—	—	—	—	(138)
Balances at end of the year	44,047	5,055	5,336	2,637	1,301	61	58,437

Accumulated depreciation and amortization:
Balances at beginning of the year	(7,599)	(3,298)	(3,156)	(1,632)	(887)	(39)	(16,611)
Modifications	108	(12)	(3)	(75)	(20)	—	(2)
Terminations	361	1,028	2,474	262	192	—	4,317
Depreciation (Note 3)	(4,763)	(828)	(1,054)	(365)	(295)	(10)	(7,315)
Reclassification to ROU assets classified as held-for-sale	285	—	—	—	—	—	285
Balances at end of the year	(11,608)	(3,110)	(1,739)	(1,810)	(1,010)	(49)	(19,326)
Net book value at the end of the year	32,439	1,945	3,597	827	291	12	39,111

The following amounts are recognized in our consolidated income statements for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(in million pesos)
Depreciation expense of ROU assets from continuing operations	9,281	7,315	6,898
Depreciation expense of ROU assets from discontinued operations	—	—	19
Interest expense on lease liabilities from continuing operations	4,579	3,935	3,266
Interest expense on lease liabilities discontinued operations	—	—	2
Variable lease payments (included in general operating costs) from continuing operations	895	829	656
Variable lease payments (included in general operating costs) from discontinued operations	—	—	(2)
Expenses relating to short-term leases (included in general operating costs)	516	569	714
Expenses relating to leases of low-value assets (included in general operating costs)	2	—	2
Total amount recognized in consolidated income statements	15,273	12,648	11,555

Our consolidated roll forward analysis of lease liabilities as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Balances at beginning of the year	54,038	47,546
Additions (Note 28)	20,800	15,607
Accretion on lease liabilities (Note 5)	4,579	3,935
Reclassification to lease liabilities classified as held-for-sale	(20)	(87)
Foreign exchange gains – net	33	100
Lease modifications	287	(121)
Termination	(1,216)	(863)
Settlement of obligations	(14,328)	(12,079)
Balances at end of the year (Notes 3 and 28)	64,173	54,038
Less: Current portion of lease liabilities (Note 27)	8,897	7,335
Noncurrent portion of lease liabilities (Note 27)	55,276	46,703

We had total cash outflows for leases of Php14,328 million, Php12,079 million and Php10,707 million for the years ended December 31, 2025, 2024 and 2023, respectively. We had non-cash additions to ROU assets of Php20,808 million and Php15,607 million and lease liabilities of Php20,800 million and Php15,607 million both as at December 31, 2025 and 2024, respectively. The future cash outflows relating to leases that have not yet commenced are disclosed in
Note 28 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options. These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and aligning with our business needs. However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease. See Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

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

In 2022, 2023, 2024 and 2025, the MSAs covering the leaseback arrangements of 4,665, 1,705, 356 and 89 telecom towers, respectively, became effective. As a result, we recognized cumulative lease liability of Php40,824 million and cumulative ROU assets of Php24,759 million as at December 31, 2025.

The ROU assets relating to leasehold land with net book value of Php2,258 million and Php1,954 million, and the related lease liabilities amounting to Php1,625 million and Php1,615 million, were respectively reclassified as “Assets classified as held-for-sale” under current assets and “Liabilities associated with assets classified as held-for-sale” under current liabilities in our consolidated statement of financial position as at December 31, 2025 and 2024, respectively.

Common Tower Pilot, or CTP, Program

The CTP Program, established by Smart in January 2020, in partnership with several TowerCos duly accredited by the DICT aims to accelerate new site rollouts and reduce upfront the capital expenditures spending.

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

Upon launching of the program, the original CTP commitment covered 200 sites. As at December 31, 2025, Smart has issued service orders, or SOs, corresponding to 434 sites. As at December 31, 2025 and 2024, 433 and 422 sites are ready for service, respectively. All are classified as RFTI.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices. See Note 13 – Investment Properties. These leases have a term of five years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions. The lessee is also required to provide a residual guarantee on the properties. Rental income recognized amounted to Php62 million, Php59 million and Php57 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Future minimum rentals receivable under non-cancellable operating leases expected within one year both amounted to
Php62 million, and after one year but not more than five years amounted to nil and Php62 million as at December 31, 2025 and 2024, respectively.

11.
Investments in Associates and Joint Ventures

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	8,706	9,186
MIH	7,411	6,731
Individually immaterial associates	3,034	3,064
	19,151	18,981
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,990	33,675
Individually immaterial joint ventures	284	108
	33,274	33,783
Total carrying value of investments in associates and joint ventures	52,425	52,764

Changes in the cost of investments for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Balances at beginning of the year	68,010	64,658
Additions	779	3,485
Disposals	(97)	—
Return of capital	(600)	—
Translation and other adjustments	—	(133)
Balances at end of the year	68,092	68,010

Changes in the accumulated impairment losses for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Balances at beginning of the year	2,763	2,875
Adjustments	—	(112)
Balances at end of the year	2,763	2,763

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Balances at beginning of the year	(12,483)	(11,475)
Equity share in net earnings (losses) of associates and joint ventures:	(428)	(990)
MIH	681	(935)
VTI, Bow Arken and Brightshare	(85)	26
MediaQuest PDRs	(480)	(74)
Individually immaterial associates and joint ventures	(544)	(7)
Disposals	9	—
Translation and other adjustments	(2)	(18)
Balances at end of the year	(12,904)	(12,483)

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

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php8,706 million and Php9,186 million as at December 31, 2025 and 2024, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures/Cignal TV as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023:

	2025	2024
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	22,546	22,710
Current assets	6,596	8,578
Noncurrent liabilities	1,350	2,146
Current liabilities	13,188	13,787
Equity	14,604	15,355
Carrying amount of interest in Satventures/Cignal TV	8,706	9,186
Additional Information:
Cash and cash equivalents	405	588
Current financial liabilities(1)	4,077	2,736
Noncurrent financial liabilities(1)	965	1,210

(1) Excluding trade, other payables and provisions.

	2025	2024	2023
	(in million pesos)
Income Statements:
Revenues	7,219	8,440	8,637
Depreciation and amortization	1,459	1,405	1,304
Interest income	52	52	46
Interest expense	396	347	281
Benefit from income tax	(219)	(40)	(334)
Net loss / Total comprehensive loss	(750)	(115)	(929)
Equity share in net losses of Satventures/Cignal TV	(480)	(74)	(595)

The carrying amount of Satventures’ investment as at December 31, 2025 and 2024 are as follows.

	2025	2024
	(in million pesos)
Satventures’/Cignal TV's equity	14,604	15,355
Deposit for future stock subscription	(1,000)	(1,000)
Satventures’/Cignal TV’s net equity	13,604	14,355
Satventures’/Cignal TV’s noncontrolling interest	64%	64%
Carrying amount of interest in Satventures/Cignal TV	8,706	9,186

Investment of PCEV in MIH

The following summarizes the subscription agreements entered into by PCEV with MIH:

Date	Agreement	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100.00%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100.00%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	43.97%
March 12, 2021	Exercise of warrants to subscribe to Class A2 preference shares	6.7	447	41.87%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38.45%
April 7, 2022	Subscription to Class C convertible preferred shares	27.2	3,252	36.82%
December 13, 2023	Subscription to Class C2 convertible preferred shares	12.3	1,563	36.97%
April 5, 2024	Subscription to Class C2 convertible preferred shares	6.7	857	37.66%

Additional Investment in MIH

On April 5, 2024, PCEV paid a consideration of US$15.3 million or Php857 million for 6.7 million MIH Class C2 convertible preferred shares and received warrants for 2.7 million shares valued at Php152 million, resulting in an increase of PCEV’s ownership in MIH from 36.97% to 37.66%.

PCEV’s percentage equity interest in MIH stood at 37.66% as at December 31, 2025 and 2024.

The summarized financial information of MIH as at December 31, 2025 and 2024, and for the years ended
December 31, 2025, 2024 and 2023 is shown below:

	2025	2024
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	9,798	7,241
Current assets	30,261	29,815
Noncurrent liabilities	1,523	798
Current liabilities	29,499	29,461
Equity	9,037	6,797
Carrying amount of interest in MIH	7,411	6,731
Additional Information:
Cash and cash equivalents	7,375	8,565
Current financial liabilities(1)	29,194	29,274

(1) Excluding statutory payables and accrued taxes.

	2025	2024	2023
	(in million pesos)
Income Statements:
Revenues	17,577	14,089	8,553
Depreciation and amortization	537	392	348
Interest income	129	168	112
Provision for income tax	489	64	32
Net gain (loss)/Total comprehensive gain (loss)	1,807	(2,501)	(6,153)
Equity share in net income (loss) of MIH (1)	681	(935)	(2,273)

(1) 2025 and 2024 amounts include impact of 2024 and 2023 audit adjusting entries, respectively.

The carrying value of PCEV’s investment in MIH as at December 31, 2025 and 2024 are as follows.

	2025	2024
	(in million pesos)
MIH Equity(1)	6,623	4,711
PCEV's noncontrolling interests	37.66%	37.66%
Share in net assets of MIH	2,494	1,774
Goodwill arising from acquisition	4,917	4,957
Carrying amount of interest in MIH	7,411	6,731

(1) Net of Php2,413 million and Php2,086 million Employee Share Stock Option in 2025 and 2024, respectively.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

The Company’s acquisition of a 50% equity interest in the telecommunications business of San Miguel Corporation, or SMC, through the VTI, Bow Arken and Brightshare Transactions (collectively, the SMC Transactions), was approved by the Board on May 30, 2016. Globe acquired the remaining 50%. PLDT and Globe executed separate Share Purchase Agreements to acquire the equity, outstanding advances, and assumed liabilities of these entities.

The total consideration of Php52.8 billion was paid in three tranches: 50% on May 30, 2016, 25% on December 1, 2016, and 25% on May 30, 2017. Under the agreements, PLDT and Globe, through VTI, Bow Arken, and Brightshare, also assumed liabilities amounting to Php17.2 billion from May 30, 2016 subject to a price adjustment mechanism. Following confirmatory due diligence, both parties paid the previous owners a net adjustment of Php2.6 billion on May 29, 2017.

As part of the SMC Transactions, PLDT and Globe also acquired certain outstanding advances from the previous owners, the largest of which amounted to Php11,359 million, comprising Php11,038 million from VTI and its subsidiaries,
Php238 million from Bow Arken, and Php83 million from Brightshare.

PLDT and Globe each subscribed to preferred shares of VTI as follows: (a) February 28,2017: 2.8 million preferred shares at Php4,000 per share (Php11,040 million per party), paid by applying assigned advances; (b) February 28, 2017: 800 thousand additional preferred shares at Php4,000 per share (Php3,200 million per party), with Php148 million paid in cash and the balance settled by year-end 2017; and (c) December 15, 2017: 600 thousand preferred shares at Php5,000 per share
(Php3,000 million per party), partly paid in cash and the balance settled through conversion of advances.

All subscription payments were fully paid as at December 31, 2017. The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to nil and
Php69 million as at December 31, 2025 and 2024, respectively.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023:

	2025	2024
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,344	77,849
Current assets	4,486	5,231
Noncurrent liabilities	9,448	9,475
Current liabilities	2,651	2,395
Equity	69,731	71,209
Carrying amount of assets in VTI, Bow Arken and Brightshare	32,990	33,675
Additional Information:
Cash and cash equivalents	2,006	3,010
Current financial liabilities (1)	122	81

(1) Excluding trade, other payables and provisions.

	2025	2024	2023
	(in million pesos)
Income Statements:
Revenues	4,904	4,708	4,344
Depreciation and amortization	1,920	1,973	1,685
Interest income	125	128	111
Provision for income tax	42	135	186
Net loss / Total comprehensive loss	(169)	52	132
Equity share in net income of VTI, Bow Arken and Brightshare	(85)	26	66

The carrying value of PLDT’s investment in VTI, Bow Arken and Brightshare as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
VTI, Bow Arken and Brightshare equity	69,731	71,209
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	34,866	35,605
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(393)	(248)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(1,118)	(1,127)
Others	33	(157)
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,990	33,675

Notice of Transaction filed with the PCC

Prior to the closing of the transaction on May 30, 2016, PLDT, Globe, and SMC each submitted separate notices to the Philippine Competition Commission (PCC) covering the VTI, Bow Arken, and Brightshare transactions, respectively, pursuant to the Philippine Competition Act (PCA) and PCC Circular Nos. 16-001 and 16-002 (the “Circulars”). Under the Circulars, such transactions are deemed approved upon the PCC’s receipt of complete and compliant notices.

On June 6 and 7, 2016, the PCC informed the parties that: (a) with respect to the VTI transaction, the notice was deficient in form and substance and therefore not deemed approved, as key terms were allegedly missing and certain agreements potentially prohibited; and (b) with respect to the Bow Arken and Brightshare transactions, compulsory notification under the Circulars was inapplicable, and in any case, the notices were also deemed deficient.

In its response dated June 10, 2016, PLDT maintained that its notice was complete, sufficient, and compliant, and that the VTI transaction was therefore deemed approved under Section 23 of the PCA and not subject to retroactive review. PLDT further stated that the parties had taken measures to prevent any substantial lessening of competition, including the relinquishment and co-use of certain frequencies among Smart, BellTel, and Globe. For transparency, PLDT and the other parties voluntarily furnished the PCC with copies of the Sale and Purchase Agreements.

Despite this response, the PCC, in a letter dated June 17, 2016, required the parties to submit additional documents relating to the co-use arrangements and other definitive agreements, and disregarded the transaction’s deemed-approved status under the Circulars, indicating its intent to conduct a full review or investigation of the transaction.

In the Matter of the Petition against the PCC

PLDT’s Petition for Certiorari and Prohibition before the Court of Appeals (CA) against the Philippine Competition Commission (PCC), which challenged the PCC’s review of PLDT’s and Globe’s acquisition of SMC’s telecommunications business (the “SMC Transactions”), was decided by the CA in October 2017 in favor of PLDT and Globe. The CA permanently enjoined the PCC from conducting any pre-acquisition review or investigation, set aside the PCC’s letters directing such review, and declared the SMC Transactions “deemed approved” under the Philippine Competition Act and the PCC’s transitory rules. The CA, however, clarified that the PCC retained authority to conduct post-acquisition reviews to address any anti-competitive conduct.

The PCC elevated the case to the Supreme Court via a Petition for Review on Certiorari, which was consolidated with an earlier PCC petition to annul the CA’s writ of preliminary injunction. The Supreme Court proceedings have since involved multiple submissions and motions by the parties, and the consolidated petitions remain pending resolution.

The Supreme Court has not yet issued a final decision on the consolidated cases. The most recent action was the Court’s February 8, 2021 Resolution, noting the Consolidated Reply filed by petitioners in a related docket (G.R. No. 242352). No further order or resolution has been promulgated since. As of the date of this report, the matter remains pending before the Supreme Court.

Return of Capital from VTI

On September 2, 2025, the Board of Directors of VTI authorized to partially redeem a portion of its issued and outstanding redeemable preferred shares issued to PLDT and Globe consisting of an aggregate of 265,420 preferred shares (132,710 shares per party) at a redemption price of Php4 thousand per share or an aggregate redemption price of Php1,062 million (Php531 million per party). Additionally, the Board of Directors of VTI agreed to return the deposits for future stock subscription in the amount of Php138 million (Php69 million per party) as it no longer desires to convert the said deposits into equity.

Individually immaterial associates and joint ventures

As at December 31, 2025 and 2024, following are the carrying values of individually immaterial associates and joint ventures:

	2025	2024
	(in million pesos)
Individually immaterial associates:
Radius	1,679	2,123
Kayana	1,355	853
Appcard	—	88
	3,034	3,064
Individually immaterial joint ventures:
DFTI	238	66
Telecommunications Connectivity, Inc.	42	42
PFC/VFC	4	—
	284	108
Total individually immaterial associates and joint ventures	3,318	3,172

The summarized financial information of individually immaterial associates and joint ventures as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 is shown below:

	Associates		Joint Ventures
	2025	2024	2025	2024
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	8,259	9,342	4,848	3,652
Current assets	3,331	2,393	173	118
Noncurrent liabilities	863	1,279	2,960	2,346
Current liabilities	5,052	3,607	678	1,222
Equity	5,675	6,849	1,383	202
Carrying amount of interest in individually immaterial associates and joint ventures	3,034	3,064	284	108
Additional Information:
Cash and cash equivalents	1,517	1,011	101	54
Current financial liabilities	1,586	1,614	678	1,210
Noncurrent financial liabilities	—	674	2,960	2,346

	Associates			Joint Ventures
	2025	2024	2023	2025	2024	2023
	(in million pesos)
Income Statements:
Revenues	2,798	3,694	927	8	8	8
Depreciation and amortization	2,225	1,122	302	1	1	1
Interest income	39	30	5	—	—	—
Interest expense	(56)	(65)	—	—	—	—
Other comprehensive income	(1,828)	(542)	(457)	530	(84)	(58)
Provision for income tax	24	30	22	—	—	—
Net loss / Total comprehensive loss	(1,828)	(542)	(457)	530	(84)	(58)
Equity share in net losses of individually immaterial associates and joint ventures	(536)	(7)	—	(8)	—	(4)

12.
Debt Instruments at Amortized Cost

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Retail Treasury Bonds	340	340
Fixed Rate Treasury Notes, or FXTN	30	55
	370	395
Less: Current portion of debt instrument at amortized cost (Note 27)	20	25
Noncurrent portion of debt instrument at amortized cost (Note 27)	350	370

Retail Treasury Bonds

On March 9, 2021, Smart purchased at par a three-year Retail Treasury Bond Tranche 25 with face value of Php100 million which matured on March 9, 2024. The bond had a gross coupon rate of 2.375% payable on a quarterly basis. Interest income, recognized on this investment amounted to nil, Php475 thousand and Php1.9 million for the years ended
December 31, 2025, 2024 and 2023, respectively.

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. Interest income, recognized on this investment amounted to Php11.1 million each for the years ended December 31, 2025, 2024 and 2023. The carrying value of this investment each amounted to Php300 million as at December 31, 2025 and 2024.

On March 4, 2022, PLDT and Smart purchased at par a five-year Retail Treasury Bond Tranche 27 with face value of
Php40 million maturing on March 4, 2027. The bond has a gross coupon rate of 4.8750% payable on a quarterly basis. Interest income, recognized on this investment amounted to Php1.6 million each for the years ended December 31, 2025, 2024 and 2023. The carrying value of this investment each amounted to Php40 million as at December 31, 2025 and 2024.

FXTN

On June 3, 2022, Smart purchased at a discount a three-year FXTN 03-27 with face value of Php25 million which matured on
April 7, 2025. The bond has a gross coupon rate of 4.25% payable on a semi-annual basis. Interest income recognized on this investment amounted to Php425 thousand for the year ended December 31, 2025 and Php850 thousand each for the years ended December 31, 2024 and 2023. The carrying value of this investment amounted to nil and Php25 million as at December 31, 2025 and 2024, respectively.

On June 16, 2022, Smart purchased at a premium a seven-year FXTN 07-67 with face value of Php10 million maturing on May 19, 2029. The bond has a gross coupon rate of 6.5% payable on a semi-annual basis. Interest income recognized on this investment amounted to Php520 thousand each for the years ended December 31, 2025, 2024 and 2023. The carrying value of this investment each amounted to Php10 million as at December 31, 2025 and 2024.

On July 7, 2022, PLDT and Smart purchased at a premium a four-year FXTN 07-62 with face value of Php20 million subsequently matured on February 14, 2026. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis. Interest income recognized on this investment amounted to Php1.0 million each for the years ended December 31, 2025, 2024 and 2023. The carrying value of this investment each amounted to Php20 million as at December 31, 2025 and 2024.

ASENSO Bonds

On February 16, 2026, PLDT and Smart subsequently purchased at par a 1.5-year Landbank ASENSO Bonds Series B with face value of Php50 million each maturing on August 16, 2027. The bond has a gross coupon rate of 5.1714% payable on a quarterly basis.

13.
Investment Properties

Changes in investment properties account for the years ended December 31, 2025 and 2024 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2025
Balances at beginning of the year	2,882	12	106	3,000
Net gains (losses) from fair value adjustments charged to other comprehensive income	3,386	(90)	298	3,594
Transfers from property and equipment	464	168	219	851
Net gains (losses) from fair value adjustments charged to profit or loss	346	(1)	7	352
Disposals during the year	(8)	—	—	(8)
Balances at end of the year	7,070	89	630	7,789

December 31, 2024
Balances at beginning of the year	1,184	12	119	1,315
Net gains from fair value adjustments charged to other comprehensive income	2,093	—	—	2,093
Transfers to property and equipment - net	(398)	—	(19)	(417)
Net gains from fair value adjustments charged to profit or loss	17	—	6	23
Disposals during the year	(14)	—	—	(14)
Balances at end of the year	2,882	12	106	3,000

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by independent firms of appraisers, industry specialists in valuing these types of investment properties.

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

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to
Php119 million, Php122 million and Php129 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Rental income relating to investment properties that are being leased and included as part of other miscellaneous income amounted to Php62 million, Php59 million and Php57 million for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy. There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases or decreases in price per square meter for land, current material and labor costs of improvements would result in a significantly higher or lower fair value measurement.

14.
Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the years ended December 31, 2025 and 2024 are as follows:

	Intangible Assets with	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Indefinite Life	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
		(in million pesos)
December 31, 2025
Costs:
Balances at beginning of the year	220	4,565	3,017	135	4,703	1,205	1,689	15,314	15,534	63,595	79,129
Additions during the year	—	—	—	—	12	—	217	229	229	—	229
Translation and other adjustments	—	5	—	(12)	(8)	—	—	(15)	(15)	—	(15)
Balances at end of the year	220	4,570	3,017	123	4,707	1,205	1,906	15,528	15,748	63,595	79,343
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,565	2,451	135	4,703	1,205	952	14,011	14,011	654	14,665
Amortization during the year	—	—	186	—	2	—	82	270	270	—	270
Translation and other adjustments	—	5	1	(12)	(8)	—	1	(13)	(13)	—	(13)
Balances at end of the year	—	4,570	2,638	123	4,697	1,205	1,035	14,268	14,268	654	14,922
Net balances at end of the year	220	—	379	—	10	—	871	1,260	1,480	62,941	64,421
Estimated useful lives (in years)	—	—	16	—	6	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	2	—	5	—	3-10	—	—	—	—

December 31, 2024
Costs:
Balances at beginning of the year	220	4,561	3,017	135	4,703	1,205	1,321	14,942	15,162	63,595	78,757
Additions during the year	—	—	—	—	—	—	366	366	366	—	366
Translation and other adjustments	—	4	—	—	—	—	2	6	6	—	6
Balances at end of the year	220	4,565	3,017	135	4,703	1,205	1,689	15,314	15,534	63,595	79,129
Accumulated amortization and impairment:
Balances at beginning of the year	—	4,561	2,265	135	4,703	1,205	899	13,768	13,768	654	14,422
Amortization during the year	—	—	186	—	—	—	54	240	240	—	240
Translation and other adjustments	—	4	—	—	—	—	(1)	3	3	—	3
Balances at end of the year	—	4,565	2,451	135	4,703	1,205	952	14,011	14,011	654	14,665
Net balances at end of the year	220	—	566	—	—	—	737	1,303	1,523	62,941	64,464
Estimated useful lives (in years)	—	—	16	—	6	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	3	—	—	—	3-10	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2025 and 2024 are as follows:

	2025			2024
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	379	—	379	566	—	566
Customer list	—	230	230	—	220	220
Others	—	871	871	—	737	737
Total intangible assets	379	1,101	1,480	566	957	1,523
Goodwill	56,571	6,370	62,941	56,571	6,370	62,941
Total goodwill and intangible assets	56,950	7,471	64,421	57,137	7,327	64,464

The consolidated future amortization of intangible assets as at December 31, 2025 are as follows:

Year	(in million pesos)
2026	296
2027	294
2028	113
2029	107
2030	93
2031 and onwards	357
1,260

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of assets and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2025, the PLDT Group’s goodwill comprised of goodwill resulting from PGIH’s acquisition of Multisys in 2022, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent groups of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high-capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage from a Group perspective.

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

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors. The post-tax discount rates applied to cash flow projections are 9.32% for the Wireless and Fixed Line CGUs. Cash flows beyond the projection period of three years are determined using a 2% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry. Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts. Hence, no impairment was recognized in relation to goodwill as at
December 31, 2025 and 2024.

15.
Cash and Cash Equivalents

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Cash on hand and in banks (Note 27)	10,497	8,547
Temporary cash investments (Note 27)	1,369	1,464
Total	11,866	10,011

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

Interest income earned from cash in banks and temporary cash investments amounted to Php176 million, Php267 million and Php469 million for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 5 – Income and Expenses.

16. Trade and Other Receivables

As at December 31, 2025 and 2024, this account consists of receivables from:

	2025	2024
	(in million pesos)
Corporate subscribers (Note 27)	21,373	20,936
Retail subscribers (Note 27)	19,369	17,516
Foreign administrations (Note 27)	1,615	1,254
Domestic carriers (Note 27)	208	256
Dealers, agents and others (Note 27)	7,699	8,846
	50,264	48,808
Less: Allowance for expected credit losses	18,897	17,196
	31,367	31,612

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

The following table explains the changes in the allowance for expected credit losses as at December 31, 2025 and 2024:

	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
December 31, 2025
Balances at beginning of the year	576	9,290	2,400	3,513	14	63	—	—	606	734	3,596	13,600	17,196
Provisions	231	2,926	(83)	764	(6)	—	—	—	(1)	7	141	3,697	3,838
Translation adjustments	—	—	9	5	—	—	—	—	12	—	21	5	26
Write-offs	—	(1,760)	—	(446)	—	—	—	—	—	—	—	(2,206)	(2,206)
Reclassifications and reversals	(84)	73	547	(20)	10	3	—	—	(464)	(22)	9	34	43
Balances at end of the year	723	10,529	2,873	3,816	18	66	—	—	153	719	3,767	15,130	18,897

December 31, 2024
Balances at beginning of the year	1,448	8,250	2,126	3,820	8	116	—	1	608	838	4,190	13,025	17,215
Provisions	(484)	3,537	322	472	6	—	—	—	13	9	(143)	4,018	3,875
Translation adjustments	—	—	21	2	—	—	—	—	—	—	21	2	23
Write-offs	—	(2,975)	—	(916)	—	(1)	—	—	—	—	—	(3,892)	(3,892)
Reclassifications and reversals	(388)	436	(69)	135	—	(52)	—	(1)	(15)	(113)	(472)	405	(67)
Others	—	42	—	—	—	—	—	—	—	—	—	42	42
Balances at end of the year	576	9,290	2,400	3,513	14	63	—	—	606	734	3,596	13,600	17,196

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 27 – Financial Assets and Liabilities.

17.
Inventories and Supplies

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Cost:
Commercial	1,048	2,100
Network	1,716	2,436
Others	245	279
	3,009	4,815

Allowance for inventory obsolescence and write-down:
Commercial	308	133
Network	837	1,358
Others	21	18
	1,166	1,509

Net realizable value:
Commercial	740	1,967
Network	879	1,078
Others	224	261
Net balances at the end of the year	1,843	3,306

Changes in the allowance for inventory obsolescence and write-down for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Balances at beginning of the year	1,509	1,612
Provisions (Note 5)	23	196
Cost of devices and accessories consumed, previously provided	(13)	(176)
Disposals and other adjustments	(63)	(85)
Reversals	(290)	(38)
Balances at end of the year	1,166	1,509

The cost of inventories and supplies recognized as expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in million pesos)
Cost of devices and accessories	7,287	9,904	11,912
Repairs and maintenance	266	407	734
Provision for inventory obsolescence	23	196	89
	7,576	10,507	12,735

18.
Prepayments and Other Non-Financial Assets

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Subscriber contract costs	26,906	28,817
Advances to suppliers and contractors	23,825	29,486
Prepaid taxes	5,228	6,968
Prepaid fees and licenses	1,947	2,084
Prepaid benefit costs (Note 25)	810	975
Prepaid repairs and maintenance	541	862
Prepaid rent	319	371
Prepaid insurance	145	144
Other prepayments	1,822	1,168
Other non-financial assets	1,134	1,029
	62,677	71,904
Less current portion of prepayments and other nonfinancial assets	16,191	9,975
Noncurrent portion of prepayments and other nonfinancial assets	46,486	61,929

Subscriber contract costs consist of the cost to obtain and cost to fulfill a contract with subscribers. Cost to obtain amounted to Php4,533 million and Php4,448 million as at December 31, 2025 and 2024, respectively. Amortization of cost to obtain presented under selling and promotions amounted to Php1,427 million, Php1,204 million and Php3,147 million for the years ended December 31, 2025, 2024 and 2023, respectively. Costs to fulfill amounted to Php22,373 million and
Php24,369 million as at December 31, 2025 and 2024, respectively. Amortization of cost to fulfill, which is presented under depreciation and amortization in the Income Statement, amounted to Php8,055 million, Php7,449 million and
Php11,789 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Advances to suppliers and contractors are non-interest bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid fees and licenses include advance payments for NTC license fees and unexpired portion of fees paid to the NTC.

19.
Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
	(in millions)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1) 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid and with subscription payable amounting to Php2,640 million as at December 31, 2025 and 2024.

There were no changes in Parent Company's capital account for the years ended December 31, 2025 and 2024.

Preferred Stock

Non-Voting Serial Preferred Stock

Pursuant to the PLDT Subscriber Investment Plan, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock on November 5, 2013 to be issued from
January 1, 2013 to December 31, 2015, and 20,000 shares as Series KK on January 26, 2016, to be issued from
January 1, 2016 to December 31, 2020 on (collectively, “SIP Shares”). On June 8, 2015, PLDT issued 870 shares of Series JJ. SIP shares earn cumulative dividends at an annual rate of 10% and may be converted into Common Stock of PLDT, at a price 10% below the average market price over 30 trading days, subject to a minimum of par value. The Board of Directors may, at its sole discretion, adjust the conversion price in the event of a reclassification, change in outstanding Common Stock, consolidation, or merger. PLDT, at its discretion, may redeem Series JJ and KK SIP Shares five years after issuance at par value plus any accrued dividends.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. This stock is non-voting, except as specifically provided by law, and is preferred in liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid, or declared, set apart and provision has been made for the currently payable dividends.

PLDT’s Non-Voting Serial Preferred Stock has a par value of Php10 per share.

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

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (comprising of NTT DOCOMO and NTT DOCOMO Business), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12.01%, 15.09% and 6.65%, respectively, which still holds as at
December 31, 2025. See Note 1 – Corporate Information.

PLDT’s Voting Serial Preferred Stock has a par value of Php1 per share.

Redemption of Preferred Stock

The Board of Directors approved the redemption, or the Redemption, of all outstanding shares of the following 10% Cumulative Convertible Preferred Stock as follows:

Date of Board Approval	Series	Amount set aside for Redemption Price	Amount set aside for Unclaimed Dividends	Date of Redemption	Redemption Period

September 23, 2011	A-FF	Php4,029 million	Php4,143 million	January 19, 2012	January 19, 2012 to January 19, 2022
May 8, 2012	GG	Php236 thousand	Php74 thousand	August 30, 2012	August 30, 2012 to August 30, 2022
January 29, 2013	HH (issued in 2007)	Php24 thousand	Php6 thousand	May 16, 2013	May 16, 2013 to May 16, 2023
January 28, 2014	HH (issued in 2008)	Php2 thousand	Php1 thousand	May 16, 2014	May 16, 2014 to May 16, 2024
January 26, 2016	II	Php4 thousand	__	May 11, 2016	May 11, 2016 to May 11, 2026
January 28, 2020	JJ	__	__	May 12, 2020	May 12, 2020 to May 12, 2030

PLDT set aside amounts required to fund the redemption price and unclaimed dividends for the Series A to JJ Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to JJ Shares, for a period of ten years from the date of redemption. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. Due to the prescription of PLDT’s obligations to pay the trust amounts for Series A to FF, income from prescription of preferred shares redemption liability of Php7,839 million was recognized in 2022.

PLDT has withdrawn nil, Php13 thousand and Php354 thousand from the Trust Account representing total payments on redemption for the years ended December 31, 2025, 2024 and 2023, respectively. There were no outstanding balance of the Trust Account as at December 31, 2025 and 2024. On June 14, 2013, PLDT amended its Articles of Incorporation to decrease the authorized capital stock for its Non-Voting Serial Preferred Stock from 807.5 million shares to 388 million shares. See related disclosures below under Non-controlling interests - Perpetual Notes and Note 27 – Financial Assets and Liabilities.

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

PLDT’s Common Stock, has a par value of Php5 per share, with shares issued and outstanding amounting to
Php1,093 million as at December 31, 2025 and 2024.

Dividends Declared

Our dividends declared for the years ended December 31, 2025, 2024 and 2023 are detailed as follows:

December 31, 2025

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 28, 2025	February 11, 2025	March 15, 2025	—	12
	May 15, 2025	May 22, 2025	June 15, 2025	—	12
	August 12, 2025	August 26, 2025	September 15, 2025	—	12
	November 11, 2025	November 25, 2025	December 15, 2025	—	13
					49

Voting Preferred Stock	March 20, 2025	April 3, 2025	April 15, 2025	—	2
	June 10, 2025	June 24, 2025	July 15, 2025	—	3
	August 12, 2025	September 15, 2025	October 15, 2025	—	3
`	December 2, 2025	December 16, 2025	January 15, 2026	—	2
					10

Common Stock
Regular Dividend	February 27, 2025	March 13, 2025	April 3, 2025	47.00	10,155
	August 12, 2025	August 28, 2025	September 10, 2025	48.00	10,370
					20,525
Charged to retained earnings					20,584

(1) Dividends were declared based on the total amount subscribed.

December 31, 2024

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 30, 2024	February 14, 2024	March 15, 2024	—	12
	May 9, 2024	May 24, 2024	June 15, 2024	—	13
	August 13, 2024	August 28, 2024	September 15, 2024	—	12
	November 12, 2024	November 28, 2024	December 15, 2024	—	12
					49

Voting Preferred Stock	March 21, 2024	April 5, 2024	April 15, 2024	—	2
	June 11, 2024	June 28, 2024	July 15, 2024	—	3
	August 13, 2024	September 16, 2024	October 15, 2024	—	2
	December 3, 2024	December 17, 2024	January 15, 2025	—	3
					10

Common Stock
Regular Dividend	March 7, 2024	March 21, 2024	April 5, 2024	46.00	9,938
	August 13, 2024	August 27, 2024	September 11, 2024	50.00	10,803
					20,741
Charged to retained earnings					20,800

(1) Dividends were declared based on the total amount subscribed.

December 31, 2023

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 31, 2023	February 27, 2023	March 15, 2023	—	12
	May 4, 2023	May 19, 2023	June 15, 2023	—	12
	August 3, 2023	August 19, 2023	September 15, 2023	—	13
	November 7, 2023	November 22,2023	December 15,2023	—	12
					49

Voting Preferred Stock	March 2, 2023	March 17, 2023	April 15, 2023	—	3
	June 13, 2023	June 28, 2023	July 15, 2023	—	3
	August 29, 2023	September 13, 2023	October 15, 2023	—	2
	December 5, 2023	December 22, 2023	January 15, 2024	—	2
					10

Common Stock
Regular Dividend	March 23, 2023	April 11, 2023	April 24, 2023	45.00	9,722
	August 3, 2023	August 17, 2023	September 4, 2023	49.00	10,587
	March 23, 2023	April 11, 2023	April 24, 2023	14.00	3,025
					23,334
Charged to retained earnings					23,393

(1) Dividends were declared based on the total amount subscribed.

Our dividends declared after December 31, 2025 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Voting Preferred Stock	February 26, 2026	April 2, 2026	April 15, 2026	—	2
					2
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 27, 2026	February 10, 2026	March 15, 2026	—	12
					12

Common Stock
Regular Dividend	February 26, 2026	March 26, 2026	April 16, 2026	46	9,939
					9,939

Charged to retained earnings					9,953

(1) Dividends were declared based on the total amount subscribed.

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

Smart paid distributions amounting to Php59 million and Php236 million as at December 31, 2024 and 2023, respectively. On March 3, 2024 and March 6, 2024, Smart fully redeemed its Perpetual Notes amounting to Php2,610 million and Php1,590 million, respectively.

Retained Earnings Available for Dividend Declaration

As at December 31, 2025, Parent Company’s unappropriated retained earnings available for dividends amounted to Php24,655 million.

20.
Interest-bearing Financial Liabilities

As at December 31, 2025 and 2024, this account consists of the following:

	2025	2024
	(in million pesos)
Long-term portion of interest-bearing financial liabilities ─
Long-term debt (Notes 27 and 28)	278,868	258,246

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 27 and 28)	15,880	23,340
Short-term debt (Notes 27 and 28)	300	—
	295,048	281,586

Unamortized debt discount, representing debt premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php1,891 million and Php1,989 million as at December 31, 2025 and 2024, respectively.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2025 and 2024:

	2025	2024
	(in million pesos)
Unamortized debt discount at beginning of the year	1,989	2,129
Additions	271	219
Revaluations	3	9
Accretion included as part of financing costs – net	(372)	(368)
Unamortized debt discount at end of the year	1,891	1,989

The scheduled maturities of our consolidated outstanding long-term and short-term debt at nominal values as at
December 31, 2025 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2026	14	823	15,736	16,559
2027	14	823	27,056	27,879
2028	28	1,646	20,027	21,673
2029	—	—	26,662	26,662
2030	14	823	24,192	25,015
2031 and onwards	600	35,274	143,877	179,151
Total long-term debt (Note 27)	670	39,389	257,550	296,939

Long-term Debt

As at December 31, 2025 and 2024, long-term debt consists of:

		December 31, 2025		December 31, 2024
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2025 and 2024	591	34,779	591	34,177
Term Loans:
Others	SOFR + 1.31161 % in 2025 and SOFR + 1.31161 % to 1.47826% in 2024	70	4,100	84	4,838
		661	38,879	675	39,015
Philippine Peso Debts:
Term Loans:
Unsecured Term Loans	4.0000% to 5.3500%; PHP BVAL + 0.4000% to 1.1250% (floor rate 4.5000% to 4.6250%) in 2025 and 4.000% to 5.3500%; PHP BVAL + 0.5000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2024		255,869		242,571
			255,869		242,571
Total long-term debt (Notes 27 and 28)			294,748		281,586
Less portion maturing within one year (Note 27)			15,880		23,340
Noncurrent portion of long-term debt (Note 27)			278,868		258,246

							Outstanding Amounts
				Repurchase Amount			December 31, 2025				December 31, 2024
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)

US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	297	(2)	17,468	(2)	297	(2)	17,155	(2)

US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	294	(2)	17,311	(2)	294	(2)	17,022	(2)
							591		34,779		591		34,177

(1) The purpose of this loan is to refinance the existing loan obligations, prepay outstanding loans and partially finance capital expenditures.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn Amount	Cancelled Undrawn Amount		Outstanding Amounts
								December 31, 2025				December 31, 2024
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)

US$25M	2017	NTT TC Leasing	Non-amortizing, payable upon maturity on March 27, 2024	2017	25	—	March 27, 2024	—		—		—		—

US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	70	(2)	4,100	(2)	84	(2)	4,838	(2)

								70		4,100		84		4,838

(1) The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

Outstanding Amounts
				Date of	Payments		December 31, 2025	December 31, 2024
				Issuance/	Amount
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	12,400 2,600	February 8, 2021 February 6, 2024	—	—

(1) The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

						Outstanding Amounts
					Drawn	December 31, 2025		December 31, 2024
	Date of Loan				Amount
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php		Php
					(in millions)	(in millions)
Term Loans
Unsecured Term Loans(1)

Php9,500M	Various dates in 2014 and 2019	Union Bank of the Philippines	With annual amortization up to 10 years	Various dates in 2014 and 2019	9,500	7,689	(2)	7,811	(2)

Php70,500M	Various dates in 2015 to 2024	Bank of the Philippine Islands	With annual amortization up to 6, 10 and 11 years	Various dates in 2015 to 2025	70,500	56,443	(2)	54,738	(2)

Php55,500M	Various dates in 2015 to 2025	Metropolitan Bank and Trust Company(3)	With annual amortization up to 10 and 11 years	Various date in 2015 to 2025	54,000	42,635	(2)	38,618	(2)

Php18,500M	Various dates in 2019 and 2023	China Banking Corporation	With annual amortization up to 10 years	Various dates in 2019 and 2023	18,500	14,919	(2)	15,770	(2)

Php14,000M	Various dates in 2016 and 2017	Security Bank	With semi-annual amortization up to 10 years	Various dates in 2017	14,000	10,372	(2)	10,566	(2)

Php39,970M	Various dates in 2016 to 2025	Banco de Oro	With annual amortization up to 7 and 10 years	Various dates in 2016, 2020, 2021, 2024 and 2025	39,820	38,560	(2)	29,564	(2)

Php8,500M	Various dates in 2016, 2017 and 2019	Philippine National Bank	With annual amortization up to 7, 8 and 10 years	Various dates in 2017, 2018 and 2019	8,500	6,491	(2)	7,920	(2)

Php41,500M	Various dates in 2016 to 2023	Landbank of the Philippines	With annual amortization up to 10 years	Various dates in 2017 to 2023	41,500	39,131	(2)	39,475	(2)

Php14,000M	Various dates in 2019 to 2021	Development Bank of the Philippines	With annual amortization up to 8, 9 and 10 years	Various dates in 2019 to 2022	14,000	13,397	(2)	13,513	(2)

Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	With annual amortization up to 7 years	September 6, 2019	2,000	1,878	(2)	1,896	(2)

Php15,000M	Various dates in 2020, 2021 and 2023	Rizal Commercial Banking Corporation	With annual amortization up to 8, 10 and 11 years	Various dates in 2020, 2021 and 2023	15,000	14,324	(2)	14,443	(2)

Php2,500M	March 30, 2020	MUFG Bank, Ltd.	With semi-annual amortization up to 6 years	April 2, 2020	2,500	949	(2)	972	(2)

Php3,800M	Various dates in 2023 and 2024	Bank of Commerce	With annual amortization up to 9 and 10 years	Various dates in 2023 and 2024	3,800	3,733	(2)	3,769	(2)

Php3,000M	Various dates in 2024	Hongkong and Shanghai Banking Corporation(3)	With annual amortization up to 5 years	Various dates in 2024	3,000	2,838	(2)	2,986	(2)

Php2,530M	Various dates in 2024 and 2025	Philippine Veterans Bank	With annual amortization up to 7 years	Various dates in 2024 and 2025	2,530	2,510	(2)	530	(2)
						255,869		242,571

(1) The purpose of this loan is to finance capital expenditure and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(3) Includes Green Loan and Social Loan.

Green Loan and Social Loan Facilities

On March 6 and May 6, 2024, PLDT secured Php1,000 million and Php4,000 million Green Loan Facilities from HSBC Philippines and Metropolitan Bank & Trust Company, respectively, to partially fund the Company’s ongoing nationwide modernization and expansion of its fiber network. The upgrade of the network to fiber and the resultant energy-efficient operations support the PLDT Group decarbonization roadmap, which aims to reduce its Scope 1 and Scope 2 greenhouse gas emissions by 40% by 2030, from a 2019 baseline.

On October 21, 2024, PLDT secured a Php2,000 million Social Loan Facility from HSBC Philippines to partially fund the Company’s network fiber expansion to reach the country's fourth to sixth class municipalities. This initiative aligns with the government’s focus on enhancing connectivity in Geographically Isolated and Disadvantaged Areas (GIDAs).

On November 4, 2025, Smart secured a Php2,000 million Green Loan Facility from Metropolitan Bank & Trust Company, to partially fund the expansion of its 5G network. Compared to previous technologies, 5G networks are more energy efficient per gigabyte of data and more reliable in delivering better speeds to end-users. 5G also enables shifting to low-energy mode and optimizes energy consumption based on actual network activity, facilitating reduction of greenhouse gas (GHG) emissions.

Short-term Debt

On January 3, 2025, PLDT and Smart availed of unsecured short-term debt amounting to Php787 million and Php235 million, respectively, with an interest rate of 6.43%, which were fully paid on March 21, 2025.

In July and August 2025, Multisys availed of unsecured short-term debt amounting to Php50 million each, with an interest rate of 6.40%.

In October 2025, Multisys availed of unsecured short-term debt amounting to Php200 million, with an average interest rate of 6.0391%.

As at December 31, 2025, outstanding short-term debt amounted to Php300 million.

Subsequent Drawdown

No subsequent drawdowns were made after December 31, 2025.

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

Vitro’s debt instruments contain certain restrictive covenants that require Vitro to comply with specified financial ratios and other financial tests at quarterly measurement dates. Vitro’s loan agreement includes compliance with financial tests such as total debt to equity and interest coverage ratio. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitment to extend additional funds under the loans. Vitro’s debt instruments also contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict Vitro’s ability to take certain actions without lenders’ approval.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts (net of consolidated debt discount), approximately 13% and 14% were denominated in U.S. Dollars as at December 31, 2025 and 2024, respectively. Considering our consolidated outstanding derivatives, the unhedged portion of the PLDT’s net debt amounts was approximately 10% (or 9%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2025 and 6% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at
December 31, 2024. Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2025 and 2024, we were in compliance with all of our debt covenants. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

21.
Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Contract liabilities and unearned revenues - non-current	4,884	5,625
Provision for asset retirement obligations	1,836	1,752
Accrual of capital expenditures (1)	1,526	44
Others	65	54
	8,311	7,475

(1) Represents expenditure related to the acquisition of Property and Equipment which are not due to be settled within one year.

The following table summarizes the changes to provision for asset retirement obligations for the years ended
December 31, 2025 and 2024:

	2025	2024
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,752	1,164
Capitalized to ROU assets during the year	103	73
Accretion expenses	94	54
Settlement of obligations and others	(4)	(3)
Reclassification to liabilities associated with assets classified as held-for-sale	(9)	—
Change in assumptions	(48)	(51)
Revaluation due to change in IBR	(52)	515
Provision for asset retirement obligations at end of the year	1,836	1,752

22.
Accounts Payable

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Suppliers and contractors (Note 27)	49,896	58,524
Taxes (Note 26)	3,559	5,473
Carriers and others (Note 27)	2,674	2,579
Related parties	250	146
	56,379	66,722

Certain suppliers entered into Trade Financing Arrangements (TFAs) to sell their receivables. The Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest. As of December 31, 2025 and 2024, the carrying amounts of liabilities entered into TFAs amounted to Php15,741 million and Php14,106 million, respectively. The same amounts were also received by the suppliers as at December 31, 2025 and 2024, respectively. These are presented as part of Accounts Payable – Suppliers and contractors.

Below are the range of payment terms:

	2025	2024

Liabilities that are part of the arrangement	210-359 days after invoice due date	210-300 days after invoice due date
Comparable trade payables that are not part of an arrangement	30-300 days after invoice due date	30-300 days after invoice due date

Non-cash changes

There were no material business combinations or foreign exchange differences in either period. There were no non-cash transfers from trade payables to finance payables as at December 31, 2025 and 2024.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.
Accrued Expenses and Other Current Liabilities

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	50,462	57,276
Contract liabilities and unearned revenues - current portion	9,445	10,442
Accrued employee benefits and other provisions (Note 27)	4,970	9,246
Accrued interests and other related costs (Note 28)	2,454	2,426
Accrued taxes and related expenses (Note 26)	2,349	3,907
Others	3,272	2,191
	72,952	85,488

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

Other accrued expenses and other current liabilities are normally settled within a year. They pertain to other costs incurred for operation-related expenses pending receipt of invoice and statement of accounts from suppliers and are noninterest-bearing. They also include accruals related to acquisition of Property and Equipment which are due to be settled within a year.

24. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or with interlocking directorship. Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.

The following table provides a summary of outstanding balances as at December 31, 2025 and 2024, and transactions for the years ended December 31, 2025, 2024 and 2023 that have been entered into with related parties:

Company Name	Particulars	Terms	Conditions	Statement of Financial	2025	2024	Income Statement	2025	2024	2023
				Position Classification			Classification
					(in million pesos)			(in million pesos)

Transactions with major stockholders, directors and officers:
Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	590	552	Repairs and maintenance	3,152	3,039	2,928
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	Upon depreciation or expiration of lease	Unsecured	ROU assets	1,974	2,600	Depreciation and amortization	1,309	652	603
		2025 – due after December 31, 2026; 2024 – due after December 31, 2025	Unsecured	Lease liabilities - net of current portion	1,552	2,191
		2025 – due after December 31, 2025; 2024 – due after December 31, 2024	Unsecured	Current portion of lease liabilities	645	565
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities	47	26	Repairs and maintenance	213	53	10

Company Name	Particulars	Terms	Conditions	Statement of Financial	2025	2024	Income Statement	2025	2024	2023
				Position Classification			Classification
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT TC Leasing	PLDT signed a US$25 million term loan facility agreement on March 22, 2016	Non-amortizing, payable upon maturity on March 30, 2023	Unsecured	Interest-bearing financial liabilities	—	—	Financing costs – net	—	—	19
	PLDT signed a US$25 million term loan facility agreement on January 31, 2017	Non-amortizing, payable upon maturity on March 27, 2024	Unsecured	Interest-bearing financial liabilities	—	—	Financing costs – net	—	26	96
NTT World Engineering Marine Corporation	On February 1, 2008, PLDT entered into a service agreement, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities	217	256	Repairs and maintenance	136	116	92
NTT DOCOMO Business	On March 24, 2000, PLDT entered into an advisory service agreement (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT DOCOMO Business provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	29	115	Professional and other contracted services	122	123	110

NTT Worldwide Telecommunications Corporation	On March 24, 2000, PLDT entered into an agreement under which PLDT markets, and manages data and other services under NTT DOCOMO Business’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT DOCOMO Business under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; noninterest-bearing	Unsecured				Selling and promotions	—	—	1

NTT DOCOMO	On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	16	121	Professional and other contracted services	122	125	105

Company Name	Particulars	Terms	Conditions	Statement of Financial	2025	2024	Income Statement	2025	2024	2023
				Position Classification			Classification
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities	20	59	Rent	244	361	246
		Upon depreciation or expiration of lease	Unsecured	ROU assets	4	4
	PLDT Group's other transactions with JGSHI and subsidiaries mainly consist of electricity charges for collocated offices and business offices.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	51	44	Repairs and maintenance	12	14	48
Malayan Insurance Co., Inc., or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damage for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	9	8	Insurance and security services	171	209	261
Gotuaco del Rosario and Associates, or Gotuaco	Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	—	2	Insurance and security services	116	133	142

First Pacific Investment Management Limited, or FPIML	On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement. FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content. Since April 2021, Smart pays a monthly service fee amounted to $220 thousand per month.		Unsecured	Accounts payable and accrued expenses and other current liabilities	38	—	Professional and other contracted services	127	163	149

Company Name	Particulars	Terms	Conditions	Statement of Financial	2025	2024	Income Statement	2025	2024	2023
				Position Classification			Classification
					(in million pesos)			(in million pesos)
Other related parties:
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties including affiliates and directorship affiliations.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 16)	8,459	7,948	Revenues	2,656	2,589	2,510
	PLDT and certain of its subsidiaries avail of lease and other services from various related parties including affiliates and directorship affiliations.	2025 – due after December 31, 2026; 2024 – due after December 31, 2025	Unsecured	Lease liabilities - net of current portion (Note 10)	738	181	Expenses	4,355	7,618	4,433
		2025 – due after December 31, 2025; 2024 – due after December 31, 2024	Unsecured	Current portion of lease liabilities (Note 10)	243	97
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	907	308
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 22)	734	1,485
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 23)	744	516

Compensation of Key Officers

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in million pesos)
Short-term employee benefits	318	384	582
Post-employment benefits	16	22	23
Other long-term employee benefits (Note 25)	254	168	72
Total compensation of PLDT key officers	588	574	677

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

Total fees paid for board meetings and board committee meetings amounted to Php62 million, Php85 million and
Php88 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as directors.

There are no agreements between PLDT and any of its key management personnel providing benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT’s retirement and incentive plans.

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

PLDT and certain of its subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets for the year ended December 31, 2025. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs as at December 31, 2025 and 2024, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	17,376	17,964	15,883
Service costs	1,101	1,042	1,016
Interest costs on benefit obligation	1,059	1,043	1,065
Actuarial losses on obligations – experience	(35)	437	154
Actuarial gains on obligations – economic assumptions	(122)	(496)	2,303
Actual benefits paid/settlements	(1,686)	(2,744)	(2,848)
Curtailment and others	93	130	391
Present value of defined benefit obligations at end of the year	17,786	17,376	17,964
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	13,985	14,522	16,291
Actual contributions	1,533	3,201	4,507
Interest income on plan assets	984	1,019	1,138
Actual benefits paid/settlements	(1,599)	(2,820)	(2,510)
Return on plan assets (excluding amount included in net interest)	(760)	(1,937)	(4,904)
Fair value of plan assets at end of the year	14,143	13,985	14,522
Unfunded status – net	(3,643)	(3,391)	(3,442)
Accrued benefit costs	3,810	3,548	3,541
Prepaid benefit costs	167	157	99

	2025	2024	2023
Components of net periodic benefit costs:
Service costs	1,101	1,042	1,016
Interest costs - net	75	24	(73)
Curtailment and others	64	130	272
Net periodic benefit costs	1,240	1,196	1,215

Actual net gain on plan assets amounted to Php224 million, Php918 million and Php3,766 million for the years ended December 31, 2025, 2024 and 2023.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2026 will amount to

Php4,665 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2025:

(in million pesos)
2026	250
2027	308
2028	711
2029	644
2030	1,331
2031 and onwards	12,069

The average duration of the defined benefit obligation at the end of the reporting period is 12.70 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in percentage)
Rate of increase in compensation	5.7	5.7	5.7
Discount rate	6.5	6.2	6.0

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2025 and 2024, assuming if all other assumptions were held constant:

	2025		2024
	Increase (Decrease)	Effect	Increase (Decrease)	Effect
	(in percentage)	(in million pesos)	(in percentage)	(in million pesos)
Discount rate	1	15,525	1	15,251
	(1)	(19,744)	(1)	(19,348)

Future salary increases	1	19,730	1	19,334
	(1)	(15,501)	(1)	(15,229)

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

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2025 and 2024:

	2025	2024
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	10,502	10,774
Shares of stock	2,288	1,983
Corporate bonds	317	303
Mutual funds	306	252
Government securities	4	4
Total noncurrent financial assets	13,417	13,316
Current Financial Assets
Cash and cash equivalents	459	409
Receivables	100	103
Total current financial assets	559	512
Total PLDT’s Plan Assets	13,976	13,828
Subsidiaries Plan Assets	167	157
Total Plan Assets of Defined Benefit Pension Plans	14,143	13,985

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the quoted market prices at reporting date.

Unquoted Equity Investments

As at December 31, 2025 and 2024, this account consists of:

	2025	2024	2025	2024
	(Percentage of Ownership)		(in million pesos)
MediaQuest	100	100	6,970	7,304
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100	100	773	722
BTFHI	100	100	2,759	2,748
			10,502	10,774

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

Investments in MediaQuest are carried at fair value. The VIU calculations were derived from cash flow projections over a period of five years based on the 2026 financial budgets approved by MediaQuest’s Board of Directors and calculated terminal value. Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures. The post-tax discount rates applied to cash flow projections range from 11.15% to 11.36%. Cash flows beyond the five-year period are determined using 0.00% to 4.89% growth rates.

The Board of Trustees of PLDT Beneficial Trust Fund and the MediaQuest Board of Directors, on various dates in 2012 and 2013, approved the issuances of MediaQuest of PDRs comprising of underlying shares of stocks of 40% of Cignal TV (Cignal TV PDRs), 40% of Satventures (Satventures PDRs) and 70% of Hastings (Hastings PDRs). Satventures is a wholly-owned subsidiary of MediaQuest and the parent company of Cignal TV. Hastings, on the other hand, is also a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in The Philippine Star and BusinessWorld.

ePLDT’s Board of Directors approved on various dates in 2012 to 2015, the investment in the PDRs of MediaQuest as follows:

	ePLDT's economic interest	Amount
		(in million pesos)
Satventures PDRs	40% of Satventures	3,600
Cignal TV PDRs	40% of Cignal TV	6,000
Hastings PDRs	70% of Hastings	3,250

In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for Php1,664 million. This provided PLDT Beneficial Trust with 100% economic interest in Hastings.

As at December 31, 2025 and 2024, the PLDT Beneficial Trust Fund’s economic interests in Cignal TV (through Satventures) and Hastings were at 36% and 100%, respectively.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million. The cumulative change in the fair market values of this investment amounted to Php654 million and Php603 million as at December 31, 2025 and 2024, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder or possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million on October 26, 2012.

On April 30, 2024, the Board of Trustees of PLDT Beneficial Trust Fund subscribed and paid an additional subscription into BTFHI amounting to Php2,480 million.

Total cash dividend income amounted to Php10 million for each of the years ended December 31, 2025, 2024 and 2023. Dividend receivables amounted to Php2 million each as at December 31, 2025 and 2024.

Shares of Stocks

As at December 31, 2025 and 2024, this account consists of:

	2025	2024
	(in million pesos)
Common shares
PSE	1,388	1,093
PLDT	34	34
Others	506	496
Preferred shares	360	360
	2,288	1,983

Dividends earned on PLDT common shares amounted to Php3 million each for the years ended December 31, 2025, 2024 and 2023.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2025 and 2024. These shares, which bear a dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php49 million each for the years ended December 31, 2025, 2024 and 2023.

Corporate Bonds

Investment in corporate bonds includes debt securities of First Pacific and International Container Terminal Services, Inc. amounting to Php140 million and Php74 million, respectively. Other various long-term peso and dollar denominated bonds with maturities ranging from March 2026 to July 2035 and fixed interest rates from 3.36% to 7.53% per annum amounted to Php103 million.

Mutual Funds

Investment in mutual funds amounting to Php306 million includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

Government Securities

Investments in government securities include Retail Treasury Bonds and FXTN bearing interest rates ranging from 3.9% to 4.8% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in percentage)
Investments in listed and unlisted equity securities	92	92
Temporary cash investments	3	3
Debt and fixed income securities	2	2
Mutual funds	2	2
Receivables and other assets	1	1
	100	100

Defined Contribution Plans

Smart’s and certain subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has the option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at December 31, 2025 and 2024, Smart and certain subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets from December 31, 2024 to December 31, 2025. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in million pesos)
Changes in the present value of defined contribution obligations:
Present value of defined contribution obligations at beginning of the period	3,235	2,800	2,777
Contribution costs	262	294	262
Interest costs on contribution obligation	219	174	210
Actuarial gains on obligations – economic assumptions	1	(1)	8
Actuarial losses on obligations – experience	(10)	254	(98)
Actual benefits paid/settlements	(380)	(89)	(344)
Curtailment and others	275	(197)	(15)
Present value of defined contribution obligations at end of the period	3,602	3,235	2,800
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	4,053	3,618	3,485
Actual contributions	246	243	248
Interest income on plan assets	260	223	261
Return on plan assets (excluding amount included in net interest)	42	56	(4)
Actual contribution paid/settlements	(356)	(87)	(372)
Fair value of plan assets at end of the period	4,245	4,053	3,618
Funded status – net	643	818	818
Prepaid contribution costs	643	818	818

Components of net periodic contribution costs:
Service costs	262	294	262
Interest costs - net	(40)	(49)	(51)
Others	(28)	—	—
Net periodic contribution costs	194	245	211

Actual net income on plan assets amounted to Php302 million, Php318 million and Php257 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Based on the latest actuarial valuation, Smart and certain subsidiaries expect to contribute the amount of approximately Php309 million to the plan in 2026.

The following table sets forth the expected future settlements by the Plan of maturing defined contribution obligation as at December 31, 2025:

(in million pesos)
2026	121
2027	153
2028	245
2029	271
2030	337
2031 and onwards	2,524

The average duration of the defined contribution obligation at the end of the reporting period is 10 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(Unaudited)	(Audited)
	(in percentage)
Rate of increase in compensation	5.0	5.0	5.0
Discount rate	6.0	6.3	7.3

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined contribution obligation as at December 31, 2025 and 2024, assuming if all other assumptions were held constant:

	2025		2024
	Increase (Decrease)	Effect	Increase (Decrease)	Effect
	(in percentage)	(in million pesos)	(in percentage)	(in million pesos)
Discount rate	1	3,499	1	3,406
	(1)	(3,508)	(1)	(3,417)

Future salary increases	(1)	(3,508)	(1)	(3,417)
	1	3,499	1	3,406

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 68% and 32% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2025 and 2024:

	2025	2024
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,479	2,655
International equities	1,042	854
Philippine foreign currency bonds	892	753
Domestic equities	813	738
International fixed income	306	295
Total noncurrent financial assets	5,532	5,295
Current Financial Assets
Cash and cash equivalents	311	284
Total current financial assets	311	284
Total plan assets	5,843	5,579
Less: Employee’s share, forfeitures and mandatory reserve account	1,598	1,526
Total Plan Assets of Defined Contribution Plans	4,245	4,053

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 3.36% to 10.25% per annum.

International Equities

Investments in international equities include iShares Core MSCI World UCITS ETF USD, Invesco QQQ Trust Series, Wellington Strategic European Equity Fund, and Odyssey Asia Pacific High Dividend Equity Feeder Fund.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.38% to 9.5% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. This includes investment in PLDT shares with fair value of
Php72 million and Php38 million as at December 31, 2025 and 2024, respectively.

International Fixed Income

Investments in international fixed income include iShares International Treasury Bond ETF, iShares J.P. Morgan EM Local Currency Bond ETF, iShares US Treasury Bond ETF, and PIMCO Global Investors Series – Income Fund.

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

The allocation of the fair value of Smart and certain subsidiaries' pension plan assets as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in percentage)
Investments in debt and fixed income securities and others	68	71
Investments in listed and unlisted equity securities	32	29
	100	100

Other Long-term Employee Benefits

LTIP

The ECC approved on December 23, 2021 the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP payout. Cycle 1 covered the performance period from 2022 to 2024 and was settled in 2025 based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms.

This long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

The expense accrued for the LTIP amounted to nil, Php1,136 million and Php839 million for the years ended
December 31, 2025, 2024 and 2023, respectively.

The accrued incentive payable amounted to nil and Php3,406 million as at December 31, 2025 and 2024, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

26.
Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at December 31, 2025, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

Province of Cagayan

The Province of Cagayan, or the Province, issued a tax assessment against Smart in 2016 for alleged local franchise tax covering the years 2011 to 2015. Smart appealed the assessment to the Regional Trial Court, or RTC, on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC rendered its Decision on November 29, 2021 dismissing the appeal of Smart for lack of jurisdiction without prejudice. Subsequently, a motion for reconsideration was filed by the Province. On April 25, 2023, the RTC ruled in favor of the Province and denied Smart’s subsequent Motion for Reconsideration. On May 24, 2023, Smart filed its Petition for Review before the Court of Tax Appeals. On June 27, 2023, the Second Division of the CTA, in a resolution, ordered the Province to file their Comment to the Petition for Review filed by Smart. The same was complied with. On December 14, 2023, Smart filed its Memorandum requesting for favorable decision by stating all legal and factual bases. On March 12, 2025, Smart received a Decision from the CTA Second Division. The CTA Second Division ruled in favor of Smart. As of this writing, the Company is waiting for finality of judgement or the filing of motion for reconsideration from the Province of Cagayan.

City of Makati

The City of Makati sent letters to Smart and SBI for alleged franchise tax liability, which Smart and SBI refuted through respective protest letters and judicial actions on the ground that Makati City is imposing tax on revenues outside its jurisdiction. After several court proceedings, on March 2, 2023, the City of Makati, Smart and SBI, mutually agreed to execute respective Compromise Agreements to abbreviate the long and protracted court cases. On March 17, 2023, the court approved the Compromise Agreement. Pursuant thereto, on March 28, 2023 and June 30, 2023, external counsels informed Smart and SBI, respectively, that the Courts approved Compromise Agreements, which eventually ended the cases. On

April 27, 2023, the City of Makati issued the Business Permits of Smart and SBI. For 2024 and 2025, all Business Permits were issued by the City of Makati to Smart and SBI.

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

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

PLDT and Eastern Telecommunications Philippines, Inc. (ETPI) have been involved in disputes since 1990 concerning interconnection and traffic exchange arrangements. The issues include, among others, ETPI’s alleged uncompensated bypass of PLDT’s systems, unpaid access charges, and non-payment of applicable rates for Off-Net and On-Net traffic from 1998 to 2003. ETPI, in turn, claims traffic shortfalls, under-reporting of revenues, and lost revenues arising from the blocking of incoming traffic and circuit migration during the same period.

Although the parties executed Compromise Agreements in 1990 and 1999, these did not fully resolve their differences. To avoid protracted litigation and preserve their business relationship, PLDT and ETPI entered into an Arbitration Settlement Agreement on April 16, 2008, submitting their respective Statements of Claims and Answers. Each party asserted claims of approximately Php2.8 billion to Php2.9 billion, and the arbitration proceedings were subsequently suspended by mutual agreement.

In connection with PLDT’s and Globe’s acquisition of San Miguel Corporation’s telecommunications business, the parties further agreed to cause the dismissal with prejudice of Eastern Telecommunications Philippines, Inc. v. Philippine Long Distance Telephone Company (Civil Case No. 17694) and all related or incidental proceedings, including the voluntary arbitration. As of the date of this report, there have been no changes in the status of the arbitration proceedings.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, partly affirmed by the DOLE Secretary in resolutions dated January 10 and April 24, 2018, the DOLE directed PLDT to regularize
7,344 workers from 38 third-party service contractors. PLDT questioned these “regularization orders” before the CA, which, in a Decision dated July 31, 2018, granted PLDT’s prayer for injunction and set aside the DOLE orders insofar as they declared labor-only contracting in several functions, including janitorial, clerical, IT, back-office, call center sales, and professional services. The CA remanded to the DOLE only the determination of workers performing installation, repair, and maintenance, (IRM) functions and the computation of Php51.8 million in monetary awards.

The CA held that the DOLE Secretary’s regularization order was tainted with grave abuse of discretion for failure to meet the substantial-evidence standard and for misapplying the legal tests of “control over means and methods” versus “control over results.” PLDT thereafter filed a Motion for Partial Reconsideration on August 20, 2018, arguing that the remand exceeded the DOLE’s visitorial powers, as the fact-finding required could not be performed in the normal course of a labor inspection. PLDT also maintained that not all IRM work is necessarily regular, as some may be project-based or seasonal in nature, and proposed that the NLRC, with broader fact-finding authority, should determine such issues. The DOLE and the PLDT rank-and-file union MKP likewise sought reconsideration.

In a Resolution dated February 14, 2019, the CA denied all motions for reconsideration and affirmed its earlier decision. PLDT elevated the case to the Supreme Court through a Petition for Review filed on April 5, 2019, questioning only the CA’s remand order on IRM functions. The petitions of the DOLE and MKP were later consolidated with PLDT’s petition, and PLDT filed its Comment and Reply between February and December 2020.

On March 20, 2024, PLDT received the Supreme Court Decision dated February 14, 2024, which dismissed all petitions and affirmed the CA’s July 31, 2018 Decision. The Supreme Court upheld the modification of the DOLE Secretary’s resolutions and set aside the regularization orders for all contractor workers except those performing IRM services, who may be declared regular employees of PLDT subject to further proceedings. The Court remanded the case to the DOLE–NCR Regional Office to (a) determine the effects of regularization of IRM workers; (b) review and compute monetary awards for labor-standards violations, for which PLDT and the concerned contractors are solidarily liable; and (c) conduct further proceedings consistent with the Decision.

PLDT filed a Motion for Partial Reconsideration on April 4, 2024, and received MKP’s separate motion on April 16, 2024.

The Supreme Court, First Division, in its Resolution dated November 05, 2025, which was received by counsel on
February 24, 2026, resolved to deny with finality the motions for partial reconsideration filed by PLDT and MKP and held that no further pleadings, motions, letters, or other communications will be entertained. Accordingly, the Decision of the Supreme Court to remand the case stands.

Attys. Baquiran and Tecson vs. NTC, et al.

This Petition for Mandamus filed before the Supreme Court against the NTC, PCC, Liberty, BellTel, Globe, PLDT, and Smart concerns the 700 MHz frequency band and related frequencies originally assigned to Liberty and subsequently covered by the Co-Use Agreement among Globe, PLDT, and Smart. The petition questions the constitutionality and validity of the NTC’s assignments of the Subject Frequencies, the transfer from Liberty to BellTel, and the Co-Use Agreement itself, and also seeks to compel the NTC and PCC to revoke the Co-Use Agreement and conduct a full review of the Vega Telecom acquisition.

PLDT and Smart filed their Comment on January 17, 2019, arguing that the requisites for judicial review and mandamus were not met, that congressional approval was not required for Liberty’s assignment of the Subject Frequencies to BellTel, and that the Co-Use Agreement was valid and duly approved by the NTC. BellTel and Globe likewise filed their respective comments, which the Supreme Court noted in a Resolution dated March 19, 2019.

In a Resolution dated June 18, 2019, the Supreme Court ordered the consolidation of this case with G.R. No. 230798 (PCC v. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (PCC v. PLDT and Globe), assigning the consolidated cases to the division handling the lowest-numbered docket.

On September 17, 2024, PLDT received a Notice of Resolution dated August 6, 2024, directing the parties to move in the premises within ten (10) days from notice. PLDT, Liberty, and Globe thereafter filed their respective compliances.

As of the date of this report, the consolidated cases remain pending before the Supreme Court.

DITO, PCC and NTC Complaints

The NTC proceedings between Smart and DITO over interconnection capacity and bypass traffic have been largely overtaken by subsequent events. In 2024, Smart informed the NTC and PCC that it had provided DITO with additional interconnection capacity and that both parties had executed a Memorandum of Agreement on Bypass Activities, under which DITO acknowledged its ISR liabilities for 2021 to August 2023.

During 2023–2024, Smart representatives appeared before the PCC Competition Enforcement Office (PCC-CEO) in relation to an ongoing administrative investigation concerning alleged violations of the Philippine Competition Act. Smart submitted required documents and attended clarificatory hearings in June, July, and November 2023, and filed several Manifestations in 2024 confirming its agreement with DITO and subsequent compliance actions.

On March 18, 2025, Smart received another Subpoena Duces Tecum from the PCC-CEO, directing it to submit documents and information on or before April 11, 2025 pertaining to its operations as a PTE and its relationship with other PTEs for the period of March 2021 to December 2024. On April 11, 2025, Smart requested for an additional thirty (30) days to comply with the Subpoena. Thereafter, on May 13, 2025, Smart filed its Compliance to the PCC-CEO’s Subpoena.

On May 30, 2025, Smart received a resolution from the PCC-CEO requiring it to clarify documents to be further submitted in relation to the March 18, 2025 Subpoena, and scheduling a videoconference on June 11, 2025. Smart, through its representatives then attended the June 11, 2025 clarificatory hearing via videoconference, and simultaneously filed its partial compliance with the Subpoena and a prayer that it be given a period of fifteen (15) days from June 11, 2025 or until
June 26, 2025, to submit other information and documents required in the Subpoena. Accordingly, Smart filed its Compliance on June 25, 2025. Thereafter, the PCC-CEO issued a Resolution dated June 25, 2025, directing Smart to submit further documents in relation to the issues on or before July 07, 2025. In compliance therewith, Smart filed its Manifestation on July 07, 2025.

As of the date of this report, the PCC-CEO’s investigation remains pending resolution.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

27.
Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits. Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily forward foreign exchange contracts and options to manage the currency arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Material Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2025 and 2024:

	Financial instruments at amortized cost		Financial instruments at FVPL	Derivatives used for hedging	Total financial instruments
	(in million pesos)
Assets as at December 31, 2025
Noncurrent:
Financial assets at fair value through profit or loss	—		1,030	—	1,030
Debt instruments at amortized cost – net of current portion	350		—	—	350
Derivative financial assets – net of current portion	—		—	617	617
Other financial assets – net of current portion	3,616	(1)	—	—	3,616
Current:
Cash and cash equivalents	11,866		—	—	11,866
Short-term investments	10		—	—	10
Trade and other receivables	31,367		—	—	31,367
Current portion of derivative financial assets	—		203	—	203
Current portion of debt instruments at amortized cost	20		—	—	20
Current portion of other financial assets	339	(1)	—	—	339
Total assets	47,568		1,233	617	49,418

Liabilities as at December 31, 2025
Noncurrent:
Interest-bearing financial liabilities – net of current portion	278,868		—	—	278,868
Lease liabilities – net of current portion	55,276		—	—	55,276
Customers' deposits	1,262		—	—	1,262
Deferred credits and other noncurrent liabilities	1,583		—	—	1,583
Current:
Accounts payable	52,755		—	—	52,755
Accrued expenses and other current liabilities	60,807		2	—	60,809
Current portion of interest-bearing financial liabilities	16,180		—	—	16,180
Current portion of lease liabilities	8,897		—	—	8,897
Dividends payable	2,087		—	—	2,087
Current portion of derivative financial liabilities	—		—	77	77
Liabilities associated with assets classified as held-for-sale	1,625		—	—	1,625
Total liabilities	479,340		2	77	479,419
Net assets (liabilities)	(431,772)		1,231	540	(430,001)

(1)
Includes refundable deposits and notes receivable.

	Financial instruments at amortized cost		Financial instruments at FVPL	Derivatives used for hedging	Total financial instruments
	(in million pesos)
Assets as at December 31, 2024
Noncurrent:
Financial assets at fair value through profit or loss	—		1,101	—	1,101
Debt instruments at amortized cost – net of current portion	370		—	—	370
Derivative financial assets – net of current portion	—		—	385	385
Other financial assets – net of current portion	3,126	(1)	—	—	3,126
Current:				—
Cash and cash equivalents	10,011		—	—	10,011
Short-term investments	136		—	—	136
Trade and other receivables	31,612		—	—	31,612
Current portion of derivative financial assets	—		30	—	30
Current portion of debt instruments at amortized cost	25		—	—	25
Current portion of other financial assets	831	(1)	—	—	831
Total assets	46,111		1,131	385	47,627

Liabilities as at December 31, 2024
Noncurrent:
Interest-bearing financial liabilities – net of current portion	258,246		—	—	258,246
Lease liabilities – net of current portion	46,703		—	—	46,703
Customers' deposits	2,046		—	—	2,046
Deferred credits and other noncurrent liabilities	90		—	—	90
Current:
Accounts payable	61,204		—	—	61,204
Accrued expenses and other current liabilities	70,795		2	—	70,797
Current portion of interest-bearing financial liabilities	23,340		—	—	23,340
Current portion of lease liabilities	7,335		—	—	7,335
Dividends payable	2,005		—	—	2,005
Current portion of derivative financial liabilities	—		20	77	97
Liabilities associated with assets classified as held-for-sale	1,615		—	—	1,615
Total liabilities	473,379		22	77	473,478
Net assets (liabilities)	(427,268)		1,109	308	(425,851)

(1)
Includes refundable deposits and notes receivable.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at
December 31, 2025 and 2024:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
December 21, 2025
Current Financial Assets
Trade and other receivables
Foreign administrations	4,071	2,540	1,531
Domestic carriers	400	192	208
Total	4,471	2,732	1,739
Current Financial Liabilities
Accounts payable
Suppliers and contractors	50,024	128	49,896
Carriers and others	4,835	2,225	2,610
Total	54,859	2,353	52,506

December 31, 2024
Current Financial Assets
Trade and other receivables
Foreign administrations	2,536	1,359	1,177
Domestic carriers	356	100	256
Total	2,892	1,459	1,433
Current Financial Liabilities
Accounts payable
Suppliers and contractors	58,613	89	58,524
Carriers and others	8,359	5,825	2,534
Total	66,972	5,914	61,058

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2025 and 2024.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2025 and 2024 other than those whose carrying amounts are reasonable approximations of fair values. This includes financial assets and financial liabilities measured using Level 3 inputs, which are not based on observable market data:

	Carrying Value		Fair Value
	2025	2024	2025	2024
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	350	370	349	363
Other financial assets – net of current portion	3,616	3,126	2,973	2,716
Total	3,966	3,496	3,322	3,079
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	278,868	258,246	272,011	246,572
Customers' deposits	1,262	2,046	837	1,311
Deferred credits and other noncurrent liabilities	1,583	90	1,372	79
Total	281,713	260,382	274,220	247,962

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2025 and 2024. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	December 31, 2025				December 31, 2024
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	1,027	3	1,030	—	1,098	3	1,101
Current Financial Assets
Current portion of derivative financial assets	—	203	—	203	—	30	—	30
Total	—	1,230	3	1,233	—	1,128	3	1,131

Current Financial Liabilities
Accrued expenses and other current liabilities	—	2	—	2	—	2	—	2
Current portion of derivative financial liabilities	—	—	—	—	—	20	—	20
Total	—	2	—	2	—	22	—	22

(1)
Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)
Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)
Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at December 31, 2025 and 2024, there were no transfers into and out of Level 3 and between Level 1 and Level 2 fair value measurements.

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

Derivative Financial Instruments

Forward foreign exchange contracts and foreign currency options: The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

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

As at December 31, 2025 and 2024, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2025 and 2024:

							December 31, 2025		December 31, 2024
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost/ (Premium)	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$1,191	Various dates in 2023 and 2024	U.S. Dollar Liabilities	Various dates in 2024	—	Php56.93	US$—	—	US$—	—
	US$303	Various dates in October to December 2024	U.S. Dollar Liabilities	Various dates in January to July 2025	—	Php58.45	—	—	303	(10)
	US$14	Various dates in October to December 2024	U.S. Dollar Revenues	Various dates in July to December 2025	—	Php58.65	—	—	14	(2)
	US$766	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in March 2025 to May 2026	—	Php57.75	243	165
	US$38	Various dates in June to December 2025	U.S. Dollar Revenues	Various dates in December 2025 to December 2026	—	Php58.37	37	(27)	—	—
	US$77	Various dates in January 2026	U.S. Dollar Liabilities	Various dates in March to August 2026	—	Php59.01	—	—	—	—
	US$2	Various dates in January 2026	U.S. Dollar Revenues	Various dates in December 2026	—	Php60.13	—	—	—	—
	US$22	Various dates in December 2025	U.S. Dollar Cash	January 2026	—	Php58.70	22	(2)	—	—
Foreign exchange options(a)	US$16	Various dates in March to September 2024	U.S. Dollar Liabilities	Various dates in September to December 2024	—	Php56.40	—	—	—	—
					—	Php56.84	—	—	—	—
					—	Php57.76	—	—	—	—
	US$10	Various dates in September to December 2024	U.S. Dollar Liabilities	Various dates in April 2025	—	Php57.00	—	—	10	(3)
					—	Php57.59	—	—	—	—
					—	Php58.32	—	—	—	—

	US$22	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in April 2025 to April 2026	—	Php56.71	6	10	—	—
					—	Php56.99	—	—	—	—
					—	Php58.74	—	—	—	—

	US$11	Various dates in January to February 2026	U.S. Dollar Liabilities	Various dates in April to December 2026	—	Php57.76	—	—	—	—
					—	Php58.00	—	—	—	—
					—	Php59.56	—	—	—	—
								146		(15)
Smart
Forward foreign exchange contracts	US$1,063	Various dates in June 2023 to December 2024	U.S. Dollar Liabilities	Various dates in 2024	—	Php56.66	US$—	—	US$—	—
	US$204	Various dates in October to December 2024	U.S. Dollar Liabilities	Various dates in January to June 2025	—	Php58.18	—	—	204	31
	US$5	Various dates in October to November 2024	U.S. Dollar Revenues	Various dates in July to November 2025	—	Php58.48	—	—	5	(2)
	US$550	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in January 2025 to March 2026	—	Php57.83	120	46	—	—
	US$23	Various dates in June to December 2025	U.S. Dollar Revenues	Various dates in December 2025 to November 2026	—	Php58.22	21	(16)	—	—
	US$72	Various dates in January 2026	U.S. Dollar Liabilities	Various dates in March to July 2026	—	Php59.36	—	—	—	—
	US$1	Various dates in January 2026	U.S. Dollar Revenues	Various dates in December 2026	—	Php59.88	—	—	—	—
Foreign exchange options(b)	US$45	Various dates in 2023 and 2024	U.S. Dollar Liabilities	Various dates in 2024	—	Php55.60 Php56.00 Php57.00	—	—	—	—
	US$8	Various dates in September to December 2024	U.S. Dollar Liabilities	Various dates in January to April 2025	—	Php57.01 Php57.41 Php58.63	—	—	8	(4)
	US$58	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in April 2025 to May 2026	—	Php57.71 Php58.03 Php59.55	18	27	—	—
	US$20	Various dates in January to February 2026	U.S. Dollar Liabilities	Various dates in May to September 2026	—	Php58.07 Php58.30 Php59.65	—	—	—	—
								57		25
								203		10

							December 31, 2025		December 31, 2024
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost/ (Premium)	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions designated as hedges:
PLDT
Long-term foreign currency options(c)	US$225	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.58 Php55.27	US$222	271	US$225	86
	US$109	Various dates in July 2020 and July 2025	300M Notes 2031	January 23, 2031	1.21%	Php49.67 Php55.35	US$108	106	109	78
								377		164
Smart
Long-term foreign currency options(d)	US$109	February to April 2021	US$140 PNB Loan	December 13, 2030	1.63%	Php48.00 Php53.34	US$55	163	US$66	144
								163		144
								540		308
								743		318
(a)
If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php56.84 to Php57.76, PLDT will purchase the U.S. Dollar for Php56.84. However, if on maturity, the exchange rate settles above Php57.76, PLDT will purchase the U.S. Dollar for Php56.84 plus the excess above Php57.76, and if the exchange rate is lower than Php56.84, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php56.40.

If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php57.59 to Php58.32, PLDT will purchase the U.S. Dollar for Php57.59. However, if on maturity, the exchange rate settles above Php58.32, PLDT will purchase the U.S. Dollar for Php57.59 plus the excess above Php58.32, and if the exchange rate is lower than Php57.59, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.00.

If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php56.99 to Php58.74, PLDT will purchase the U.S. Dollar for Php56.99. However, if on maturity, the exchange rate settles above Php58.74, PLDT will purchase the U.S. Dollar for Php56.99 plus the excess above Php58.74, and if the exchange rate is lower than Php56.99, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php56.71.

(b)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php56.00 to Php57.00, Smart will purchase the U.S. Dollar for Php56.00. However, if on maturity, the exchange rate settles above Php56.00, Smart will purchase the U.S. Dollar for Php56.00 plus the excess above Php57.00, and if the exchange rate is lower than Php56.00, Smart will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php55.60.

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php57.41 to Php58.63, Smart will purchase the U.S. Dollar for Php57.41. However, if on maturity, the exchange rate settles above Php57.41, Smart will purchase the U.S. Dollar for Php57.41 plus the excess above Php58.63, and if the exchange rate is lower than Php57.41, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.01.

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php58.03 to Php59.55, Smart will purchase the U.S. Dollar for Php58.03. However, if on maturity, the exchange rate settles above Php59.55, Smart will purchase the U.S. Dollar for Php58.03 plus the excess above Php59.55, and if the exchange rate is lower than Php58.03, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.71.

(c)
PLDT’s long-term foreign currency option agreements outstanding as at December 31, 2025 and 2024 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.

If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.58 and Php55.27, PLDT will purchase the U.S. dollar at Php49.58. However, if on fixing date, the exchange rate is beyond Php55.27, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.69, and if the exchange rate is lower than Php49.58, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate.

If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.67 and Php55.35, PLDT will purchase the U.S. dollar at Php49.67. However, if on fixing date, the exchange rate is beyond Php55.35, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.68, and if the exchange rate is lower than Php49.67, PLDT will purchase the U.S. dollar at Php49.67.

The mark-to-market gains amounting to Php452 million and Php239 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2025 and 2024, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php75 million each were recognized as at
December 31, 2025 and 2024. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income is transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php129 million, Php119 million and Php39 million were recognized in our consolidated income statements for the years ended December 31, 2025, 2024 and 2023, respectively. The effective portion of the movements in the fair value amounting to Php164 million and Php209 million were recognized in our consolidated statement of other comprehensive income for the years ended December 31, 2025 and 2024, respectively.

(d)
Smart’s long-term foreign currency option agreements outstanding as at December 31, 2025 and 2024 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00. However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar for Php48.00 plus the excess above Php53.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. The mark-to-market gains amounting to Php165 million and Php146 million were recognized in our consolidated statement of other comprehensive income as at December 31, 2025 and 2024, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php2 million each were recognized as at December 31, 2025 and 2024. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The hedge cost portion of the movements in the fair value amounting to Php43 million and Php52 million were recognized in our consolidated income statements for the years ended December 31, 2025 and 2024, respectively. The effective portion of the movements in the fair value amounting to Php59 million and Php110 million were recognized in our consolidated statement of other comprehensive income for the years ended December 31, 2025 and 2024, respectively.

Our derivative financial instruments as at December 31, 2025 and 2024 are presented in the statements of financial position as follows:

	2025	2024
	(in million pesos)
Asset:
Noncurrent assets	617	385
Current assets	203	30
Liabilities:
Current liabilities (Note 28)	(77)	(97)
Net assets (liabilities)	743	318

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2025 and 2024 are summarized as follows:

	2025	2024
	(in million pesos)
Net mark-to-market gains (losses) at beginning of the period	318	(937)
Gains on derivative financial instruments	157	1,870
Settlements, accretion and others	45	(934)
Net fair value gains on cash flow hedges charged to other comprehensive income	223	319
Net mark-to-market gains at end of the period	743	318

Our consolidated analysis of gains on derivative financial instruments for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in million pesos)
Gains (losses) on derivative financial instruments	157	1,870	(505)
Hedge costs	(198)	(229)	(238)
Gains (losses) on derivative financial instruments – net (Note 5)	(41)	1,641	(743)

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

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures may not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These may include bank loans, export credit agency-guaranteed facilities, and issuances in the debt and equity markets.

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

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php11,866 million and Php10 million, respectively, as at December 31, 2025, which we can use to meet our short-term liquidity needs. See
Note 15 – Cash and Cash Equivalents. As part of our liquidity management, we assess dividend declarations in light of operating cash flows, funding needs, and financial priorities.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2025 and 2024:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2025
Financial instruments at amortized cost:	56,238	52,002	4,005	3	228
Debt instruments at amortized cost	370	20	340	—	10
Other financial assets	4,225	339	3,665	3	218
Temporary cash investments	1,369	1,369	—	—	—
Short-term investments	10	10	—	—	—
Retail subscribers	19,369	19,369	—	—	—
Corporate subscribers	21,373	21,373	—	—	—
Foreign administrations	1,615	1,615	—	—	—
Domestic carriers	208	208	—	—	—
Dealers, agents and others	7,699	7,699	—	—	—
Financial instruments at FVPL:	1,030	—	—	—	1,030
Financial assets at fair value through profit or loss	1,030	—	—	—	1,030
Total	57,268	52,002	4,005	3	1,258

December 31, 2024
Financial instruments at amortized cost:	55,039	51,264	3,608	10	157
Debt instruments at amortized cost	395	25	360	10	—
Other financial assets	4,236	831	3,248	—	157
Temporary cash investments	1,464	1,464	—	—	—
Short-term investments	136	136	—	—	—
Retail subscribers	17,516	17,516	—	—	—
Corporate subscribers	20,936	20,936	—	—	—
Foreign administrations	1,254	1,254	—	—	—
Domestic carriers	256	256	—	—	—
Dealers, agents and others	8,846	8,846	—	—	—
Financial instruments at FVPL:	1,101	—	—	—	1,101
Financial assets at fair value through profit or loss	1,101	—	—	—	1,101
Total	56,140	51,264	3,608	10	1,258

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2025 and 2024:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2025
Debt:	396,013	12,663	95,634	73,945	213,771
Principal (1)	296,939	12,240	53,872	51,676	179,151
Interest	99,074	423	41,762	22,269	34,620
Lease obligations	84,616	18,199	23,239	18,452	24,726
Various trade and other obligations:	116,304	113,183	2,026	18	1,077
Suppliers and contractors	49,980	49,896	84	—	—
Utilities and related expenses	50,114	50,113	1	—	—
Carriers and others	2,610	2,610	—	—	—
Employee benefits and other provisions	4,970	4,970	—	—	—
Customer deposits	1,262	—	167	18	1,077
Dividends	2,087	2,087	—	—	—
Others	5,281	3,507	1,774	—	—
Total contractual obligations	596,933	144,045	120,899	92,415	239,574

December 31, 2024
Debt:	385,962	20,335	89,028	69,915	206,684
Principal (1)	283,575	19,610	47,479	47,561	168,925
Interest	102,387	725	41,549	22,354	37,759
Lease obligations	77,244	16,560	19,410	16,178	25,096
Various trade and other obligations:	133,811	131,580	362	24	1,845
Suppliers and contractors	58,568	58,524	44	—	—
Utilities and related expenses	57,029	56,934	95	—	—
Carriers and others	2,534	2,534	—	—	—
Employee benefits and other provisions	9,246	9,246	—	—	—
Customers’ deposits	2,046	—	177	24	1,845
Dividends	2,005	2,005	—	—	—
Others	2,383	2,337	46	—	—
Total contractual obligations	597,017	168,475	108,800	86,117	233,625

(1)
Consists of long-term debt, including current portion, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Within one year	18,199	16,560
After one year but not more than five years	41,691	35,588
More than five years	24,726	25,096
Total	84,616	77,244

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php116,304 million and Php133,811 million as at December 31, 2025 and 2024, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Major Network Vendors

Significant commitment in respect of major network vendors, net of advances and deliveries, amounted to about
Php19,700 million and Php15,900 million as at December 31, 2025 and 2024.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors, net of advances and deliveries amounted to
Php16,900 million and Php11,200 million as at December 31, 2025 and 2024, respectively.

We have no outstanding commercial commitments, in the form of letters of credit, as at December 31, 2025 and 2024.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at December 31, 2025 and 2024.

Foreign Currency Exchange Risk

Foreign currency exchange risk refers to the potential impact of exchange rate fluctuations on the fair value and future cash flows of financial instruments.

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

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. Further details of the risk management strategy are recognized in our hedge designation documentation. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statements or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at December 31, 2025 and 2024 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
December 31, 2025
Long-term foreign currency options	385	617	Derivative financial assets – net of current portion
	385	617

December 31, 2024
Long-term foreign currency options	356	385	Derivative financial assets – net of current portion
	356	385

The impact of the hedged items on our consolidated statements of financial position as at December 31, 2025 and 2024 are as follows:

	2025		2024
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Notes 2031	(1,197)	75	(1,360)	75
	(1,197)	75	(1,360)	75

Smart:
US$140M PNB	(147)	2	(207)	2
	(147)	2	(207)	2

The effect of the cash flow hedge on our consolidated statements of financial position as at December 31, 2025 and 2024 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
December 31, 2025
Long-term foreign currency options	(1,344)	Other comprehensive loss
	(1,344)

December 31, 2024
Long-term foreign currency options	(1,567)	Other comprehensive loss
	(1,567)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at December 31, 2025 and 2024:

	2025		2024
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	10	617	7	385
Total noncurrent financial assets	10	617	7	385
Current Financial Assets
Cash and cash equivalents	63	3,704	52	2,980
Trade and other receivables – net	112	6,593	97	5,596
Derivative assets	4	203	1	30
Current portion of other financial assets	—	7	—	—
Total current financial assets	179	10,507	150	8,606
Total Financial Assets	189	11,124	157	8,991
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	653	38,395	667	38,575
Other noncurrent liabilities	1	33	1	29
Total noncurrent financial liabilities	654	38,428	668	38,604
Current Financial Liabilities
Accounts payable	594	34,932	685	39,621
Accrued expenses and other current liabilities	190	11,182	232	13,448
Current portion of interest-bearing financial liabilities	14	809	14	797
Current portion of derivative financial liabilities	1	77	2	97
Total current financial liabilities	799	47,000	933	53,963
Total Financial Liabilities	1,453	85,428	1,601	92,567

(1)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php58.79 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at December 31, 2025.
(2)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php57.85 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2024.

As at April 27, 2026, the Philippine Peso-U.S. Dollar exchange rate was Php60.68 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by Php2,393 million as at December 31, 2025.

Approximately 13% and 14% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at December 31, 2025 and 2024, respectively. Our consolidated foreign currency-denominated debt decreased to

Php38,879 million as at December 31, 2025 from Php39,015 million as at December 31, 2024. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding derivatives allocated for debt were US$345 million and US$381 million as at December 31, 2025 and 2024, respectively. Consequently, the unhedged portion of our consolidated debt amounts was 6% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at December 31, 2025 and 2024.

Approximately 15% of our consolidated revenues for the years ended December 31, 2025 and 2024 and 13% for the year ended December 31, 2023 were denominated in U.S. Dollars and/or were linked to U.S. Dollars. Approximately 15%, 14% and 12% of our consolidated expenses for the years ended December 31, 2025, 2024 and 2023, respectively were denominated in U.S. Dollars and/or linked to the U.S. Dollar. In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 1.63% against the U.S. Dollar to Php58.79 to US$1.00 as at December 31, 2025 from Php57.85 to US$1.00 as at December 31, 2024. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php550 million and Php36 million for the years ended December 31, 2025 and 2024, respectively and net foreign exchange gains of Php1,149 million for the year ended December 31, 2023.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until December 31, 2025. Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 2.06% as compared to the exchange rate of Php58.79 to US$1.00 as at December 31, 2025. If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 2.06% as at December 31, 2025, with all other variables held constant, consolidated profit after tax for the year ended December 31, 2025 and stockholders’ equity as at December 31, 2025 would have been approximately Php858 million and Php32 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk arises from fluctuations in market interest rates that may impact the fair value or future cash flows of financial instruments.

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

There are no outstanding interest rate hedges as at December 31, 2025 and 2024.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2025 and 2024. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2025

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	6	—	—	—	6	370	—	370	6	369
Interest rate	6.2500%	4.6250% - 4.8750%	—	6.5000%	—
Cash in Bank
U.S. Dollar	20	—	—	—	—	20	1,177	—	1,177	20	1,177
Interest rate	0.0100% - 0.5000%	—	—	—	—
Philippine Peso	91	—	—	—	—	91	5,355	—	5,355	91	5,355
Interest rate	0.0500% - 4.5000%	—	—	—	—
Temporary Cash Investments
U.S. Dollar	10	—	—	—	—	10	584	—	584	10	584
Interest rate	3.6100-3.9000%	—	—	—	—
Philippine Peso	14	—	—	—	—	14	785	—	785	14	785
Interest rate	0.2500% - 6.0000%	—	—	—	—
Short-term Investments
Philippine Peso	—	—	—	—	—	—	10	—	10	—	10
Interest rate	2.0000% - 6.0000%	—	—	—	—
	135	6	—	—	—	141	8,281	—	8,281	141	8,280

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	35,274	495	34,779	490	28,819
Interest rate	—	—	—	—	2.5000% - 3.4500%
Philippine Peso	203	344	198	238	77	1,060	62,345	423	61,922	1,021	60,052
Interest rate	4.6500% - 5.3500%	4.0000% to 5.2000%	4.0000% to 5.2000%	4.0000% to 5.1560%	4.0000%
Variable Rate
U.S. Dollar Loans	—	28	28	14	—	70	4,115	15	4,100	70	4,115
Interest rate	—	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%
Philippine Peso	—	176	142	627	2,370	3,315	194,905	958	193,947	3,315	194,905
Interest rate		PHP BVAL + 0.4000% to 0.7500%	PHP BVAL + 0.4000% to 0.7500%	PHP BVAL + 0.4000% to 0.7500%	PHP BVAL + 0.4000% to 0.7500%
Short-term Debt
Notes Payable
Philippine Peso	5	—	—	—	—	5	300	—	300	5	300
Interest rate	6.0249% to 6.0790%

	208	548	368	879	3,047	5,050	296,939	1,891	295,048	4,901	288,191

As at December 31, 2024

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	1	—	6	—	—	7	395	—	395	7	388
Interest rate	4.250%	6.250%	4.625% - 4.875%	6.500%	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	785	—	785	14	785
Interest rate	0.0500% - 0.5000%	—	—	—	—
Philippine Peso	91	—	—	—	—	91	5,296	—	5,296	91	5,296
Interest rate	0.0500% - 5.1000%	—	—	—	—
Temporary Cash Investments
U.S. Dollar	7	—	—	—	—	7	395	—	395	7	395
Interest rate	4.5000% - 5.2500%	—	—	—	—
Philippine Peso	18	—	—	—	—	18	1,069	—	1,069	18	1,069
Interest rate	0.2500% - 6.0000%	—	—	—	—
Short-term Investments
Philippine Peso	2	—	—	—	—	2	136	—	136	2	136
Interest rate	6.0000% - 6.1000%	—	—	—	—
	133	—	6	—	—	139	8,076	—	8,076	139	8,069

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	34,708	531	34,177	463	26,811
Interest rate	—	—	—	—	2.5000% - 3.4500%
Philippine Peso	315	231	339	316	205	1,406	81,315	581	80,734	1,306	75,550
Interest rate	4.0000% to 4.6500%	4.0000% to 5.3500%	4.0000% to 5.2000%	4.0000% to 5.2000%	4.0000% to 5.0880%
Variable Rate
U.S. Dollar Loans	—	28	14	28	14	84	4,860	22	4,838	84	4,859
Interest rate	—	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%
Philippine Peso	24	87	122	478	2,101	2,812	162,692	855	161,837	2,812	162,692
Interest rate	BVAL + 1.0000%	0.5000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.5000% to 1.0000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.5000% to 0.9000% over PHP BVAL (floor rate 4.5000% to 4.6250%)	0.5000% to 0.7500% over PHP BVAL (floor rate 4.5000%)
	339	346	475	822	2,920	4,902	283,575	1,989	281,586	4,665	269,912

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of our regular floating rate financial instruments is done on intervals of three months and six months, while repricing of our structured floating rate instruments is done every one year or up to five years. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 67% and 59% of our consolidated debts (net of consolidated debt discount) were variable rate debts as at December 31, 2025 and 2024, respectively. Our consolidated variable rate debt amounted to Php198,347 million and Php166,675 million as at December 31, 2025 and 2024, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until March 31, 2026. Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 30 basis points, or bps, and 90 bps higher/lower, respectively, as compared to levels as at December 31, 2025. If the U.S. Dollar interest rates had been 30 bps higher/lower as compared to market levels as at December 31, 2025, with all other variables held constant, consolidated profit after tax for the year ended December 31, 2025 and stockholders’ equity as at December 31, 2025 would have been approximately Php1 million and Php31 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If the Philippine Peso interest rates had been 90 bps higher/lower as compared to market levels as at December 31, 2025, with all other variables held constant, consolidated profit after tax for the year December 31, 2025 and stockholders’ equity as at December 31, 2025 would have been approximately Php46 million and Php63 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk arises from the possibility that customers, clients and counterparties may default on their contractual obligations, resulting in financial loss.

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

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at December 31, 2025 and 2024 are as follows:

	2025	2024
	(in million pesos)
Financial assets at fair value through profit or loss	1,030	1,101
Current portion of derivative financial assets	203	30
Total	1,233	1,131

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2025 and 2024. The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements. The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at December 31, 2025 and 2024, the gross exposure to credit risk equal their carrying amount.

For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	December 31, 2025
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	14,980	11,128	—	26,108
Standard grade	1,215	7,914	—	9,129
Substandard grade	6	12,325	—	12,331
Default	270	3,767	15,130	19,167
Gross carrying amount	16,471	35,134	15,130	66,735
Less allowance	270	3,767	15,130	19,167
Carrying amount	16,201	31,367	—	47,568

	December 31, 2024
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	14,059	11,670	—	25,729
Standard grade	440	5,486	—	5,926
Substandard grade	—	14,456	—	14,456
Default	279	3,596	13,600	17,475
Gross carrying amount	14,778	35,208	13,600	63,586
Less allowance	279	3,596	13,600	17,475
Carrying amount	14,499	31,612	—	46,111

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument. Debt investment securities are generally unsecured. Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines. Generally, collateral is not held over loans and advances to us. Collateral usually is not held against investment securities, and no such collateral was held as at December 31, 2025 and 2024.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2025 and 2024, follows:

	December 31, 2025
	Gross Maximum Exposure	Collateral and Other Credit Enhancements(1)	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	47,568	410	47,158
Debt instruments at amortized cost	370	—	370
Other financial assets	3,955	2	3,953
Cash and cash equivalents	11,866	129	11,737
Short-term investments	10	—	10
Corporate subscribers	14,684	240	14,444
Retail subscribers	8,117	39	8,078
Foreign administrations	1,531	—	1,531
Domestic carriers	208	—	208
Dealers, agents and others	6,827	—	6,827
Financial instruments at FVPL:	1,233	—	1,233
Financial assets at FVPL	1,030	—	1,030
Forward foreign exchange contracts	203	—	203
Derivatives used for hedging:	617	—	617
Long-term foreign currency options	617	—	617
Total	49,418	410	49,008

(1) Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2025.

	December 31, 2024
	Gross Maximum Exposure	Collateral and Other Credit Enhancements(1)	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	46,111	427	45,684
Debt instruments at amortized cost	395	—	395
Other financial assets	3,957	—	3,957
Cash and cash equivalents	10,011	44	9,967
Short-term investments	136	—	136
Corporate subscribers	15,023	346	14,677
Retail subscribers	7,650	37	7,613
Foreign administrations	1,177	—	1,177
Domestic carriers	256	—	256
Dealers, agents and others	7,506	—	7,506
Financial instruments at FVPL:	1,131	—	1,131
Financial assets at FVPL	1,101	—	1,101
Forward foreign exchange contracts	30	—	30
Derivatives used for hedging:	385	—	385
Long-term foreign currency options	385	—	385
Total	47,627	427	47,200

(1) Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2024.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2025 and 2024:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2025
Financial instruments at amortized cost:	66,735	26,108	9,129	12,331	19,167
Debt instruments at amortized cost	370	370	—	—	—
Other financial assets	4,225	3,617	332	6	270
Cash and cash equivalents	11,866	10,983	883	—	—
Short-term investments	10	10	—	—	—
Retail subscribers	19,369	5,472	256	2,389	11,252
Corporate subscribers	21,373	4,412	3,404	6,868	6,689
Foreign administrations	1,615	117	482	932	84
Domestic carriers	208	—	137	71	—
Dealers, agents and others	7,699	1,127	3,635	2,065	872
Financial instruments at FVPL:	1,233	1,227	6	—	—
Financial assets at FVPL	1,030	1,024	6	—	—
Forward foreign exchange contracts	203	203	—	—	—
Derivatives used for hedging:	617	617	—	—	—
Long-term foreign currency options	617	617	—	—	—
Total	68,585	27,952	9,135	12,331	19,167

December 31, 2024
Financial instruments at amortized cost:	63,586	25,729	5,926	14,456	17,475
Debt instruments at amortized cost	395	395	—	—	—
Other financial assets	4,236	3,956	1	—	279
Cash and cash equivalents	10,011	9,572	439	—	—
Short-term investments	136	136	—	—	—
Retail subscribers	17,516	5,381	171	2,098	9,866
Corporate subscribers	20,936	5,124	886	9,013	5,913
Foreign administrations	1,254	139	381	657	77
Domestic carriers	256	—	135	121	—
Dealers, agents and others	8,846	1,026	3,913	2,567	1,340
Financial instruments at FVPL:	1,131	1,126	5	—	—
Financial assets at FVPL	1,101	1,096	5	—	—
Forward foreign exchange contracts	30	30	—	—	—
Derivatives used for hedging:	385	385	—	—	—
Long-term foreign currency options	385	385	—	—	—
Total	65,102	27,240	5,931	14,456	17,475

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

The aging analysis of past due but not impaired class of financial assets as at December 31, 2025 and 2024 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2025
Financial instruments at amortized cost:	66,735	35,237	3,695	1,275	7,361	19,167
Debt instruments at amortized cost	370	370	—	—	—	—
Other financial assets	4,225	3,949	—	—	6	270
Cash and cash equivalents	11,866	11,866	—	—	—	—
Short-term investments	10	10	—	—	—	—
Retail subscribers	19,369	5,728	2,028	326	35	11,252
Corporate subscribers	21,373	7,816	1,315	788	4,765	6,689
Foreign administrations	1,615	599	269	138	525	84
Domestic carriers	208	137	57	9	5	—
Dealers, agents and others	7,699	4,762	26	14	2,025	872
Financial instruments at FVPL:	1,233	1,233	—	—	—	—
Financial assets at FVPL	1,030	1,030	—	—	—	—
Forward foreign exchange contracts	203	203	—	—	—	—
Derivatives used for hedging:	617	617	—	—	—	—
Long-term foreign currency options	617	617	—	—	—	—
Total	68,585	37,087	3,695	1,275	7,361	19,167

December 31, 2024
Financial instruments at amortized cost:	63,586	31,655	5,927	586	7,943	17,475
Debt instruments at amortized cost	395	395	—	—	—	—
Other financial assets	4,236	3,957	—	—	—	279
Cash and cash equivalents	10,011	10,011	—	—	—	—
Short-term investments	136	136	—	—	—	—
Retail subscribers	17,516	5,552	1,710	248	140	9,866
Corporate subscribers	20,936	6,010	3,182	548	5,283	5,913
Foreign administrations	1,254	520	232	158	267	77
Domestic carriers	256	135	73	17	31	—
Dealers, agents and others	8,846	4,939	730	(385)	2,222	1,340
Financial instruments at FVPL:	1,131	1,131	—	—	—	—
Financial assets at FVPL	1,101	1,101	—	—	—	—
Forward foreign exchange contracts	30	30	—	—	—	—
Derivatives used for hedging:	385	385	—	—	—	—
Long-term foreign currency options	385	385	—	—	—	—
Total	65,102	33,171	5,927	586	7,943	17,475

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives, which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

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

No changes were made in our objectives, policies or processes for managing capital during the years ended
December 31, 2025, 2024 and 2023.

28.
Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at December 31, 2025 and 2024:

	January 1, 2025	Cash flows	Foreign exchange movement	Others	2025
	(in million pesos)
Interest-bearing financial liabilities	281,586	12,467	623	372	295,048
Lease liabilities	54,038	(14,328)	33	24,430	64,173
Derivative financial liabilities	97	(243)	—	223	77
Accrued interests and other related costs	2,426	(13,233)	—	13,261	2,454
Dividends payable	2,005	(20,590)	—	20,672	2,087
	340,152	(35,927)	656	58,958	363,839

	January 1, 2024	Cash flows	Foreign exchange movement	Others	2024
	(in million pesos)
Interest-bearing financial liabilities	254,798	24,722	1,698	368	281,586
Lease liabilities	47,546	(12,079)	100	18,471	54,038
Derivative financial liabilities	1,033	704	—	(1,640)	97
Accrued interests and other related costs	2,157	(10,740)	—	11,009	2,426
Dividends payable	1,912	(20,750)	—	20,843	2,005
	307,446	(18,143)	1,798	49,051	340,152

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, unrealized mark-to-market losses of derivative financial instruments, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and dividend declarations.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at December 31, 2025 and 2024:

	2025	2024
	(in million pesos)
Acquisition of property and equipment on account	21,158	19,219
Additions to ROU assets	20,808	15,607
Capitalization to property and equipment of:
Inventories	2,196	4,128
Foreign exchange differences – net	308	686
Additional interest in investment in associates	594	—
Transfers from(to) property and equipment	851	(417)
	45,915	39,223

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at December 31, 2025 and 2024:

	2025	2024
	(in million pesos)
Additions to lease liabilities	20,800	15,607

Item 19. Exhibits

Exhibits to this report:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Amended Articles of Incorporation (as amended on June 9, 2020) (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 23, 2021)

1.2*	Amended By-Laws (as amended on March 25, 2021)

2.1*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

2.2

Form of PLDT Inc.'s Specimen American Depositary Receipt (incorporated by reference to PLDT's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Exchange Act on August 8, 2016)

2.3

Deposit Agreement (as amended on February 10, 2003) among PLDT Inc., JP Morgan Chase Bank, N.A., and owners and holders of the ADSs (incorporated by reference to PLDT's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Exchange Act on August 8, 2016)

4.1

Stock Purchase and Strategic Investment Agreement, dated September 28, 1999, by and among PLDT, First Pacific Limited, Metro Pacific Corporation, Metro Pacific Asia Link Holdings, Inc., Metro Pacific Resources, Inc. and NTT Communications Corporation (incorporated by reference to PLDT’s Form 6-K for the month of September 1999) (P)

4.2	Executive Stock Option Plan (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission in May 2001) (P)

4.3

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

4.4

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

4.5

Sale and Purchase Agreement, dated May 30, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4.6

First Amendment to the Sale and Purchase Agreement, dated July 26, 2016, by and among San Miguel Corporation, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Vega Telecom, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4.7

Sale and Purchase Agreement, dated May 30, 2016, by and among Grace Patricia W. Vilchez-Custodio, Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Brightshare Holdings Corporation. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

4.8

Sale and Purchase Agreement, dated May 30, 2016, by and among Schutzengel Telecom, Inc., Philippine Long Distance Telephone Company, Globe Telecom, Inc., and Bow Arken Holding Company, Inc. (incorporated by reference to PLDT’s Form 20-F as filed with the Securities and Exchange Commission on April 27, 2017)

Exhibit Number	Description of Exhibit

8.1*	Subsidiaries

11.1	Insider Trading Policies and Procedures (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission on March 13, 2025)

11.2	Blackout Period/Restriction on Trading of Shares (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission on March 13, 2025)

12.1*	A Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	A Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	A Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	A Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Incentive-Based Compensation Clawback Policy (incorporated by reference to PLDT's Form 20-F as filed with the Securities and Exchange Commission on March 27, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 27, 2026
PLDT INC.

	By:	/s/ Joan A. De Venecia-Fabul
JOAN A. DE VENECIA-FABUL
Chief Legal Counsel